StanleyBlack&Decker


12025765


FACOM

Where We Go From Here

2011 Annual Report

Received SEC

MAR 15 2012

Washington, DC 20549

yearinreview.stanleyblackanddecker.com





As we build on our commitment to sustainability, we have continued with a smaller page count for this year's Annual Report, a tradition we started in 2009.

Visit www.yearinreview.stanleyblackanddecker.com to view videos and pictures that bring exciting aspects of the Stanley Black & Decker story to life, to explore our financials, and to read about our businesses, our brands and our plans for growth.

In 2011 Stanley Black & Decker was named to the North American Dow Jones Sustainability Index in recognition of our economic, environmental and social performance. Review this accomplishment and all our sustainability results at www.stanleyblackanddecker.com/company/sustainability.

As Stanley Black & Decker continued the application of Stanley Fulfillment System (SFS) principles in 2011 the actions have produced year-over-year improvements in environmental waste reduction, energy conservation and water reduction. Our global manufacturing and distribution centers reported:

- 3% reduction in total waste generation, normalized to production
- 6% increase in amount of waste recycled, absolute
- 10% reduction in paper-related waste, absolute
- 10% reduction in energy consumption, normalized to production
- 10% reduction in process water usage, normalized to production

Visit **yearinreview.stanleyblackanddecker.com**

Front Cover Left/Back Cover Right: Facom's powerful, ergonomic tools and devices enable simpler, faster and safer work. **Front Cover Center:** CRC-Evans' P625 Dual-Torch Automatic Welder produces high quality welds with high productivity in offshore projects. **Front Cover Right:** DEWALT 20V MAX* lithium ion cordless power tools deliver superior application speed and runtime in a lightweight, powerful package. **Inside Front Cover Left:** InnerSpace products help improve safety and efficiency in hospitals around the world. **Inside Front Cover Right:** Proto tools are relied upon in heavy industries ranging from automotive to aviation. **Inside Back Cover Left:** Stanley Hydraulics' MB05 Mounted Concrete Demolition Breaker provides differentiated, sturdy demolition of walls and floors. **Inside Back Cover Right:** Keyless entry solutions protect property and employees for companies and institutions around the world. **Back Cover Left:** With 100X life, the Diamond Edge Chop Saw Blade cuts metal with constant cutting, depth capacity and stability.

Letter to Shareholders

2011 was a notable year for our Company. It was a year during which we drove change, growth and value in virtually every business and region where we compete, despite very little help from our external markets, particularly those which are construction-related. It was also a year in which revenues reached $10 billion and free cash flow (FCF) exceeded $1 billion* for the first time in our history.

Total revenues were up 12.0%, on a pro forma basis, to $10.4 billion. Earnings per share (EPS) grew 26% to $5.24* and our dividend was increased 20%. Working capital turns increased 18% to 6.7, as the tenets of the Stanley Fulfillment System were further embedded into the global enterprise.

2011 was also important because we began to see tangible evidence of the successful crystallization of the benefits of merging Stanley and Black & Decker, two iconic companies in their own right, which together comprise something very compelling to our customers, investors and employees. Some might be surprised to learn that Stanley Black & Decker is a growth company with a forward-looking approach and a track record to be proud of. Since 2003, revenues and EPS have grown at a 20% and 13%* compound annual growth rate (CAGR), respectively. We are stewards of capital and focus acutely on aggressively generating cash, reinvesting it wisely and returning substantial amounts to our shareholders every year. Perhaps that is one reason why we have considerably outperformed the S&P500's total return on each of a three-, a five- and a ten-year basis. These metrics are very important to us because we are not satisfied with simply performing at benchmark. Outperformance is what we strive for day in and day out and, thus far, we have delivered.

* Excluding merger and acquisition-related charges and payments.

Pro forma amounts assume that the merger with Black & Decker occurred at the beginning of 2010.

As we look forward in the short term, we believe that our Company is well-positioned to enjoy the benefits of a potentially more favorable construction cycle and overall economic conditions in the U.S. but also poised to deliver if these benefits don't materialize and if Europe's economic woes worsen to some extent.

For the long term, we expect to continue to deliver above-average revenue, EPS and cash flow growth while continuing an investor-friendly orientation to our capital allocation. We would like to take this opportunity to reiterate the mid-decade goals we communicated a year ago at our analyst meeting:

- $15 Billion in Revenue
- Greater than 15% Operating Margin Rate
- Return on Capital Employed of 15%
- 10 Working Capital Turns
- 20%+ of Revenues from Emerging Markets

We remain confident we are on track to meet, if not exceed, these goals and that, in doing so, we will continue to create outstanding and dependable shareholder value.

Our stated strategy of continuous evolution as a diversified industrial company remains in place, even as we look to enjoy the benefits of an improving construction cycle as

Where do we go from here? The playbook remains the same. We've had this strategic framework in place since 2004. It focuses on continuing our diversification into higher growth, higher margin businesses, increasing the relative weighting of emerging markets and driving shareholder value.



it ramps up. We remain focused on a balanced capital allocation plan over the long term, in which roughly two-thirds of our free cash flow will be deployed to promote organic growth across all businesses and to complete acquisitions within our four growth platforms. As has been the case for years, our portfolio strategy centers around a steady and methodical reallocation of capital to activities where superior returns are sustainable and above-portfolio-average organic growth is achievable.

The remaining one-third of free cash flow is returned to shareholders in the form of dividends and share repurchases. Inherent in this is our focus on maintaining a strong investment grade credit rating. 2011 was an exemplary year to illustrate this, as we increased our dividend 20%, implemented a $350 million share repurchase, lowered our debt to EBITDA ratio to 2.2x from 2.8x, and purchased a leading European commercial electronic security and monitoring company, Niscayah.

Stanley Black & Decker: The Next Chapter

Almost two years into the integration of Black & Decker we continue to be pleased with success that has surpassed even our own high expectations. When we announced the transaction in November of 2009 we laid out the following three-year targets: $350 million in cost synergies, $1.5 billion in EBITDA, $1 billion in FCF and $5.00 in EPS.

As we close out 2011 — and the first twenty-two months as a combined enterprise — we have already achieved approximately $350 million in cost synergies and raised our estimate to $450 million by the end of 2012. During our first full year of management, the FCF target has been achieved and the EPS and EBITDA targets have been exceeded.

In January of 2011, we announced the expected revenue benefit from the combination to total between $300 and $400 million by the end of 2013, in addition to our normal organic growth initiatives. This incremental revenue is expected to drive $0.35 – $0.50 of EPS accretion over the same time period, and while the focus of 2011 was on the initial investment in these programs, the results met our expectations handily. These synergies result from a myriad of opportunities around the globe arising from the merger, including, but not limited to, brand expansion and leveraging complementary geographic and channel strengths. One notable example was the over 50% growth of the legacy Stanley hand tool business in Latin America due to the post-merger access to legacy Black & Decker's well-established distribution channels, and the ongoing expansion of the BDK manufacturing plant in Uberaba, Brazil to enable in-region hand tool manufacturing, a key cultural factor to successful growth.

The success of the integration has not just been evident through our financial performance versus our stated goals, but also through the opinions of our employees. In 2011, we conducted a global employee opinion survey in which our approximately 40,000 associates were able to anonymously submit their views on 60 questions. The feedback

REVENUE GROWTH IN 2011

+12%

Total Revenue Growth (Pro Forma)

+4%

Organic Revenue Growth (Pro Forma)

Niscayah acquisition continues diversification strategy

Niscayah's integrated security solutions include video surveillance, access control, intrusion alarms and fire alarm systems, and its offerings include design and installation services, maintenance and repair, and monitoring systems. The acquisition expands and complements Stanley Black & Decker's existing security product and service offerings, and further diversifies the Company's operations and international presence.





was encouraging, as close to 90% of the questions surveyed were considered favorable or highly favorable, and the responses from each legacy company were virtually identical. This feedback was particularly encouraging because the soft issues of merging two cultures can often undermine the success of a major acquisition. We are pleased to report that, if anything, the cultural integration has been a major positive for this transaction.

Niscayah

When we announced the combination with Black & Decker, many of you asked how it made sense in light of our long-standing strategy to diversify away from the U.S. building products sector and expand upon our attractive growth platforms, in our journey to become a global diversified industrial company. Our response was that the old playbook remained the same and that the compelling strategic and economic rationale behind the merger would create a stronger, more valuable franchise, and the powerful free cash flow of the combined Stanley Black & Decker would enable us to achieve our goals of diversification at a faster pace than as a standalone company. Our acquisition of Niscayah is a case in point.

Niscayah, our largest acquisition within our Security segment to date, which closed in September 2011, is a leading European commercial electronic security and monitoring company we had pursued for over five years, because of its strategic fit. Niscayah's integrated security solutions include video surveillance, access control, intrusion alarms and fire alarm systems, and its offerings include design and installation services, maintenance and repair, and monitoring systems. The acquisition expands and complements Stanley Black & Decker's existing security product offerings, and further diversifies the Company's operations and international presence. The addition of Niscayah brings total pro forma Convergent Security Solutions annual revenues to approximately $1.8 billion and the pro forma Security segment to $3.3 billion, roughly 30% of the entire Company.

We expect the transaction to result in annual cost savings of approximately $80 million—$45 million of which is expected to be realized by the end of 2012. The acquisition is also expected to be immediately accretive to Stanley Black & Decker's EPS, with accretion of $0.20 in 2012 and $0.45 by 2014. Importantly, the acquisition was funded with existing offshore cash resources, with no additional debt or equity issuances, which means that $1.2 billion of nonproductive cash was put to work.

Since 2004, when our journey to broader diversification began, we have made more than 60 acquisitions and cultivated a potent, proven and effective integration process along the way that we deploy no matter what the size or nature of the business being acquired. We believe our ability to integrate companies successfully is a key component to driving shareholder value and a competitive advantage of Stanley Black & Decker. This being said, having the management and personnel bandwidth to

Financial Highlights**

(MILLIONS OF DOLLARS, EXCEPT PER-SHARE AMOUNTS)

	2011(1)	2010(1)	2009	2008	2007
SWK					
Revenue	**$10,376.4**	$ 8,343.9	$ 3,682.6	$ 4,354.1	$ 4,291.3
Gross Margin	**$ 3,830.3**	$ 3,130.2	$ 1,492.4	$ 1,647.6	$ 1,631.7
Gross Margin %	**36.9%**	37.5%	40.5%	37.8%	38.0%
Working Capital Turns	**6.7**	5.7	7.9	5.9	5.3
Free Cash Flow*	**$ 1,004**	$ 936	$ 443	$ 422	$ 457
Diluted EPS from Continuing Operations	**$ 5.24**	$ 4.15	$ 2.81	$ 2.67	$ 3.76
CDIY					
Revenue	**$ 5,236.5**	$ 4,368.2	$ 1,258.1	$ 1,608.4	$ 1,715.2
Segment Profit	**$ 701.4**	$ 585.2	$ 141.0	$ 174.2	$ 254.2
Segment Profit %	**13.4%**	13.4%	11.2%	10.8%	14.8%
Working Capital Turns	**8.5**	8.4	7.7	5.6	5.0
Security					
Revenue	**$ 2,638.5**	$ 2,084.0	$ 1,543.3	$ 1,478.6	$ 1,381.7
Segment Profit	**$ 430.6**	$ 351.7	$ 305.0	$ 267.1	$ 237.2
Segment Profit %	**16.3%**	16.9%	19.8%	18.1%	17.2%
Working Capital Turns	**5.4**	5.6	7.3	7.0	5.6
Industrial					
Revenue	**$ 2,501.4**	$ 1,891.7	$ 881.2	$ 1,267.1	$ 1,194.4
Segment Profit	**$ 415.7**	$ 285.6	$ 101.1	$ 174.2	$ 179.3
Segment Profit %	**16.6%**	15.1%	11.5%	13.7%	15.0%
Working Capital Turns	**5.5**	4.7	5.2	4.8	4.2

(1) Excludes merger and acquisition-related charges/payments.
* Refer to the inside back cover.
** The results from 2007–2010 were recast for certain discontinued operations for comparability.

successfully focus on the crucial rhythms and rigors of an integration is of utmost importance to us, and we have walked away and will continue to walk away from acquisitive growth opportunities if we feel the timing conflicts with the successful navigation and development of our core business franchise.

Organic Growth: Innovative New Products and Emerging Markets

Inherent in our legacy and crucial to our future is our ability to bring innovative, world-class products and services to our customers. Our success in this was key to the organic growth we drove throughout the year, particularly in certain markets that were flat or retracting. For example, our professional power tool and accessories business grew 13%, due to the successful launch of the DEWALT 18- and 20-volt MAX* cordless lithium ion product line and the late-2010 launch of the 12-volt cordless lithium ion products. Within our industrial segment, our $900 million engineered fastening business, which largely operates under the Emhart brand, grew 13%, compared to the 3% growth of global light vehicle automotive production, due to new products and increased customer platform penetration, which resulted in strong market share gains.

As we wrote last year, significant emphasis has been, and will continue to be placed on growth in the emerging markets, both organically and through acquisition. In 2011


Common Platforms
Improve
Control
Sales & Operations Planning
Operational Lean
Breakthrough Customer Value
Order-to-Cash Excellence
Complexity Reduction
Global Supply Management
Common Platforms
Expand

THE STANLEY FULFILLMENT SYSTEM

2011 SCORECARD


$671
$617
$544
$1,228
$1,559
07 08 09 10 11

EBITDA
(Continuing Operations)[a]
($ MILLION)


2007–2011
CAGR:
9%
$3.76
$3.33
$2.67
$2.81
$4.15
$1.35
$5.24
$4.06
07 08 09 10 11

EPS
(Continuing Operations)[b]


$457
$422
$443
$936
$1,004
07 08 09 10 11

Free Cash Flow[c]
($ MILLION)


(%)
150
120
90
60
30
0
−30
12%
2%
−16%
125%
24%
07 08 09 10 11

Total Sales Growth
LONG-TERM OBJECTIVE: +10–12%


(%)
10
50
0
−5
−10
−15
−20
5%
−2%
−20%
5%
5%
07 08 09 10 11

Organic Sales Growth
LONG-TERM OBJECTIVE: +4–6%


5.3X
5.9X
7.9X
5.7X
6.7X
07 08 09 10 11

Working Capital Turns[d]


2007–2011
CAGR:
+37%
$3.1
$3.4
$3.4
$8.6
$10.8
07 08 09 10 11

Average Capital Employed[e]
($ BILLION)


14.4%
13.4%
9.4%
9.5%
10.8%
07 08 09 10 11

Return on Capital Employed[f]

(a) "EBITDA" (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measurement. Management believes it is important for the ability to determine the earnings power of the Company and to properly value the Company, due to current high levels of non-cash expenses related to recent acquisitions. In 2011 and 2010, EBITDA excludes merger and acquisition-related charges of $256 million and $538 million, respectively, primarily associated with the Black & Decker merger and Niscayah acquisition. In 2008, EBITDA excludes the restructuring charge of $67 million pertaining to cost actions taken in response to weakened economic conditions. A full reconciliation with the relevant GAAP measurement, net earnings from continuing operations, follows:

(MILLIONS OF DOLLARS)	2011	2010	2009	2008	2007
Net earnings from continuing operations	$ 691	$ 202	$ 228	$ 215	$ 318
Interest income	(27)	(9)	(3)	(9)	(5)
Interest expense	140	110	64	92	93
Income taxes	89	38	55	71	106
Depreciation and amortization	410	349	200	181	159
EBITDA from continuing operations	$ 1,303	$ 690	$ 544	$ 550	$ 671
Merger and acquisition-related charges	256	538	—	—	—
2008 Restructuring charge[b]	—	—	—	67	—
Adjusted EBITDA	$ 1,559	$1,228	$ 544	$ 617	$ 671

(b), (c), (d), (e) and (f) refer to the inside back cover.

GLOBAL PRESENCE


Asia 5%
R.O.W. 16%
Latin America 8%
Canada 6%
Australia 2%
U.S. 52%
Europe 27%

MID-DECADE GOALS

$15B
In Revenue

15%
Return on Capital Employed

>15%
Operating Margin

10
Working Capital Turns

>20%
Revenue in Emerging Markets

alone, we increased our revenues in emerging markets from 11% of the total Company to 14%, well on our way to our mid-decade goal of more than 20%. Also important to note is that our profitability in a majority of these regions is higher than corporate line average, aiding us towards our mid-decade goal of operating margins higher than 15%.

Global organic growth is of utmost important to us and this year we have focused on building teams in many regions where we historically have had an under-whelming presence.

Stanley Fulfillment System

A key ingredient in the success of our ability to service our customers, integrate acquisitions, increase efficiencies and grow our free cash flow base continues to be the Stanley Fulfillment System, or SFS. In 2011, we increased total Company working capital turns 18%, from 5.7 to 6.7, and up 23% to 7.0 turns, excluding the impact of Niscayah. While these results are still distant from the 8.6 turns that legacy Stanley reached prior to the merger in 2010, we are confident that the tenets and processes of SFS that took our working capital turns from the mid-4s to this level in three years will be just as successful for our combined enterprise. We continue to believe SFS represents one of the biggest opportunities to create additional value from the Stanley Black & Decker merger, with the potential to unlock over half a billion dollars when we are able to return to 8 turns, let alone our mid-decade goal of 10.

Summary

As we said four years ago in our Letter to Shareholders, during the depths of the global economic crisis, this is a world in which strong, reality-based companies that are well-prepared emerge as winners and reward their investors — a world that places a premium on management teams that operate with agility, courage and common sense. Our senior management team is both seasoned and energetic, with our officers having been in key leadership positions with Stanley Black & Decker for an average of 13 years. Needless to say, this is the same team that took the Company through the 2008–2009 downturn, where we illustrated agility and proactively took the necessary steps to navigate through both the foreseen and unexpected headwinds we faced.

2012 will undoubtedly come with its own set of challenges, but we are armed with our proven strategic roadmap for growth, our financial discipline and strength, and most importantly, our team of close to 45,000 associates around the globe, with a daily focus on outperformance — all of which will enable us to continue to drive meaningful value for our shareholders.

John F. Lundgren
President & Chief Executive Officer

James M. Loree
Executive Vice President & Chief Operating Officer

February 23, 2012
New Britain, CT

Comparison of 5-Year Cumulative Total Return Among Stanley Black & Decker, S&P 500 Index and Peer Group

Set forth below is a line graph comparing the yearly percentage change in the Company's cumulative total shareholder return for the last five years to that of the Standard & Poor's 500 Index (an index made up of 500 companies including Stanley Black & Decker) and the Peer Group. The Peer Group is a group of eight companies that serve the same markets the Company serves and many of which compete with one or more of the Company's product lines. Total return assumes reinvestment of dividends.

Comparison of 5-Year Cumulative Total Return (IN MILLIONS)



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
06
07
08
09
10
11

THE POINTS IN THE ABOVE TABLE ARE AS FOLLOWS:	2006	2007	2008	2009	2010	2011
Stanley Black & Decker	**$ 100.00**	**$ 98.41**	**$ 74.32**	**$ 111.73**	**$ 148.37**	**$ 153.82**
S&P 500	100.00	105.49	66.46	84.05	96.71	98.75
Peer Group	100.00	105.66	69.21	90.87	115.91	106.13

Assumes $100 invested on January 1, 2007, in the Company's common stock, S&P 500 Index and the Peer Group. The Peer Group consists of the following eight companies: Cooper Industries, Inc., Danaher Corporation, Illinois Tool Works, Inc., Ingersoll-Rand Company, Masco Corporation, Newell Rubbermaid, Inc., Snap-On Incorporated and The Sherwin-Williams Company. Prior to 2010, the Company included the Black & Decker Corporation in its Peer Group. Due to the merger on March 12, 2010, the results of The Black & Decker Corporation are now included in the Company's consolidated results. As a matter of consistency, the total returns of the Black & Decker Corporation have been excluded from all prior years.

New York Stock Exchange Certification

ANNUAL CEO CERTIFICATION (SECTION 303A.12(A))

As the Chief Executive Officer of Stanley Black & Decker, and as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, I hereby certify that as of the date hereof I am not aware of any violation by the Company of NYSE's Corporate Governance listing standards, other than has been notified to the Exchange pursuant to Section 303A.12(b) and disclosed on Exhibit H to the Company's Domestic Company Section 303A Annual Written Affirmation.

John F. Lundgren
PRESIDENT & CEO

May 19, 2011

The Company has filed the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31(i)(a) and 31(i)(b) to its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2012.

The Stanley Black & Decker Leadership Team

BOARD OF DIRECTORS

Nolan D. Archibald
Executive Chairman of the Board,
Stanley Black & Decker

John G. Breen
Lead Independent Director
Retired Chairman & Chief Executive Officer,
The Sherwin-Williams Company

George W. Buckley
Chairman, President & Chief Executive Officer,
3M Company

Patrick D. Campbell
Retired Senior Vice President &
Chief Financial Officer, 3M Company

Carlos M. Cardoso
Chairman, President & Chief Executive Officer,
Kennametal, Inc.

Virgis W. Colbert
Former Executive Vice President,
Miller Brewing Company

Robert B. Coutts
Retired Executive Vice President,
Lockheed Martin Corporation

Benjamin H. Griswold, IV
Chairman, Brown Advisory

Eileen S. Kraus
Retired Chairman, Fleet Bank, Connecticut

John F. Lundgren
President & Chief Executive Officer,
Stanley Black & Decker

Anthony Luiso
Retired President—Campofrio Spain,
Campofrio Alimentacion, S.A.

Marianne Miller Parrs
Retired Executive Vice President &
Chief Financial Officer,
International Paper Company

Robert L. Ryan
Retired Senior Vice President &
Chief Financial Officer, Medtronic, Inc.

MANAGEMENT TEAM

John F. Lundgren
President & Chief Executive Officer

James M. Loree
Executive Vice President &
Chief Operating Officer

Donald Allan, Jr.
Senior Vice President & Chief Financial Officer

Jeffrey D. Ansell
Senior Vice President & Group Executive,
Construction & DIY

Michael A. Bartone
Vice President, Corporate Tax

Bruce H. Beatt
Senior Vice President,
General Counsel & Secretary

D. Brett Bontrager
Senior Vice President & Group Executive,
Stanley Security Solutions

Jeff Hung-Tse Chen
Vice President & President, Asia

Hubert W. Davis, Jr.
Senior Vice President &
Chief Information Officer/SFS

Craig A. Douglas
Vice President & Treasurer

Massimo Grassi
President, Stanley Security Solutions Europe

Mark J. Mathieu
Senior Vice President, Human Resources

Jaime Ramirez
President, Construction & DIY,
Latin America, ANZ

Ben S. Sihota
President, Emerging Markets Group

William Taylor
President, Professional Power Tools & Products

Michael A. Tyll
President, Engineered Fastening

John Wyatt
President, Construction & DIY, EMEA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL REPORT
PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934



SEC MAIL PROCESSING
RECEIVED
MAR 15 2012
WASH, D.C.
310
SECTION

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to________

COMMISSION FILE 1-5224

STANLEY BLACK & DECKER, INC.

(Exact Name Of Registrant As Specified In Its Charter)

Connecticut	**06-0548860**
(State Or Other Jurisdiction Of Incorporation Or Organization)	(I.R.S. Employer Identification Number)
1000 Stanley Drive New Britain, Connecticut	**06053**
(Address Of Principal Executive Offices)	(Zip Code)

860-225-5111
(Registrant's Telephone Number)

Securities Registered Pursuant To Section 12(b) Of The Act:

Title Of Each Class	**Name Of Each Exchange On Which Registered**
Common Stock-$2.50 Par Value per Share	New York Stock Exchange

Securities Registered Pursuant To Section 12(g) Of The Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).

Yes ☐ No ☑

As of June 29, 2011, the aggregate market values of voting common equity held by non-affiliates of the registrant was $11.7 billion based on the New York Stock Exchange closing price for such shares on that date. On January 31, 2012, the registrant had 169,548,947 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed pursuant to Regulation 14A within 120 days after the end of the registrant's fiscal year are incorporated by reference in Part III of the Annual Report on Form 10-K.

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TABLE OF CONTENTS

PART I

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FORM 10-K

PART I

ITEM 1. BUSINESS

General

The Stanley Works ("Stanley") was founded in 1843 by Fredrick T. Stanley and incorporated in 1852. In March of 2010, Stanley completed a merger ("the Merger") with the Black & Decker Corporation ("Black & Decker"). Black & Decker is recognized worldwide for its strong brand names and a superior reputation for quality, design, innovation and value. Management believes the Merger represented a transformative event bringing together two highly complementary companies with iconic brands, rich business histories and common distribution channels, yet minimal product overlap. The Merger also enabled a global offering in hand and power tools, as well as hardware, thus enhancing the Company's value proposition to customers. In connection with the Merger, Stanley changed its name to Stanley Black & Decker Inc. ("the Company").

The Company is a diversified global provider of power and hand tools, mechanical access solutions (i.e. automatic doors, commercial and residential locking systems), electronic security and monitoring systems and products and services for various industrial applications with 2011 consolidated annual revenues of $10.4 billion. The Company is continuing to pursue a diversification strategy that involves industry, geographic and customer diversification to foster sustainable revenue, earnings and cash flow growth. The Company has four growth platforms: security (both electronic and mechanical), engineered fastening, infrastructure and healthcare solutions. The Company intends to focus on organic growth across all of its businesses, with the majority of acquisition-related investments being within the four growth platforms. Finally, approximately 51% of the Company's annual revenues are generated in the United States in 2011, with the remainder largely from Europe, Latin America, and Canada.

Execution of this diversification strategy has entailed approximately $4.6 billion of acquisitions since 2002 (aside from the Merger) and increased brand investment, enabled by strong cash flow generation. The September 2011 acquisition of Niscayah Group AB ("Niscayah") for a total purchase price of $984.5 million and the July 2010 purchase of CRC-Evans Pipeline International ("CRC-Evans") for $451.6 million demonstrate this strategy. Niscayah is one of the largest access control and surveillance solutions providers in Europe. Niscayah's integrated security solutions include video surveillance, access control, intrusion alarms and fire alarm systems, and its offerings include design and installation services, maintenance and repair, and monitoring systems. The acquisition expands and complements the Company's existing electronic security offerings and further diversifies the Company's operations and international presence. CRC-Evans is a full line supplier of specialized tools, equipment and services used in the construction of large diameter oil and natural gas transmission pipelines both on and offshore. CRC-Evans also sells and rents custom pipe handling and joint welding and coating equipment used in the construction of large and small diameter pipelines. The acquisition of CRC-Evans served to establish the beginning of the infrastructure platform whereby the Company can provide tools and services to a new set of high growth, high margin end markets and channels.

At December 31, 2011, the Company employed approximately 44,700 people worldwide. The Company's principal executive office is located at 1000 Stanley Drive, New Britain, Connecticut 06053 and its telephone number is (860) 225-5111.

Description of the Business

The Company's operations are classified into three reportable business segments, which also represents its operating segments: Construction & Do-It-Yourself ("CDIY"), Security, and Industrial. The Company's consolidated financial statements include Black & Decker's results of operations and cash flows from March 13, 2010. All segments have significant international operations in developed countries, but do not have large investments that would be subject to expropriation risk in developing countries. Fluctuations in foreign currency exchange rates affect the U.S. dollar translation of international operations in each segment.

Additional information regarding the Company's business segments and geographic areas is incorporated herein by reference to the material captioned "Business Segment Results" in Item 7 and Note P, Business Segments and Geographic Areas, of the Notes to the Consolidated Financial Statements in Item 8.

CDIY

The CDIY segment is comprised of the professional power tool and accessories business, the consumer power tool business, which includes outdoor products, plumbing (Pfister) and the hand tools, fasteners & storage business. The segment sells its products to professional end users, distributors and retail consumers. The majority of sales are distributed through retailers, including home centers, mass merchants, hardware stores, and retail lumber yards. Annual revenues in the CDIY segment were $5.3 billion in 2011, representing 50% of the Company's total revenues.

The professional power tool and accessories business sells professional grade corded and cordless electric power tools and equipment including drills, impact wrenches and drivers, grinders, saws, routers and sanders. The business also sells power tool accessories which include drill bits, router bits, abrasives and saw blades.

The consumer power tool business sells corded and cordless power tools sold under the Black & Decker brand, lawn and garden products and home products. Lawn and garden products include hedge trimmers, string trimmers, lawn mowers, edgers, and related accessories. Home products include hand held vacuums, paint tools and cleaning appliances.

The hand tools, fasteners & storage business sells measuring and leveling tools, planes, hammers, demolition tools, knives, saws and chisels. Fastening products include pneumatic tools and fasteners including nail guns, nails, staplers and staples. Storage products include tool boxes, sawhorses and storage units.

Security

The Security segment is comprised of the electronic security solutions and the mechanical access solutions businesses. Annual revenues in the Security segment were $2.6 billion in 2011, representing 26% of the Company's total revenues.

The electronic security solutions business designs, supplies and installs electronic security systems and provides electronic security services, including alarm monitoring, video surveillance, fire alarm monitoring, systems integration and system maintenance. Purchasers of these systems typically contract for ongoing security systems monitoring and maintenance at the time of initial equipment installation. The electronic security business also sells healthcare solutions, which includes medical carts and cabinets, asset tracking solutions, infant protection, pediatric protection, patient protection, wander management, fall management, and emergency call products. The electronic security solutions business sells to consumers, retailers, educational, financial and healthcare institutions, as well as commercial, governmental and industrial customers. Products are sold predominantly on a direct sales basis.

The mechanical access solutions business sells and installs automatic doors, residential and commercial hardware, locking mechanisms, electronic keyless entry systems, keying systems, tubular and mortise door locksets. The mechanical access solutions business sells to both residential and commercial customers, with distribution through direct sales, through retailers (including home centers) and, through third party distributors.

Industrial

The Industrial segment is comprised of the industrial and automotive repair tools, engineered fastening and infrastructure businesses. Annual revenues in the Industrial segment were $2.5 billion in 2011, representing 24% of the Company's total revenues.

The industrial and automotive repair business sells hand tools, power tools, and engineered storage solution products. The business sells to industrial customers in a wide variety of industries and geographies. The products are distributed through third party distributors as well as a direct sales force.

The engineered fastening business primarily sells engineered fasteners designed for specific applications. The product lines include stud welding systems, blind rivets and tools, blind inserts and tools, drawn arc weld studs, engineered plastic fasteners, self-piercing riveting systems and precision nut running systems. The business sells to customers in the automotive, manufacturing, and aerospace industries, amongst others, and its products are distributed through direct sales forces.

The infrastructure business consists of the CRC-Evans business, and the Company's hydraulics business. The business's product lines include custom pipe handling machinery, joint welding and coating machinery, weld inspection services and hydraulic tools and accessories. The business sells to the oil and natural gas pipeline industry and other industrial customers. The products and services are primarily distributed through a direct sales force.

Operating Segments – Other Information

Competition

The Company competes on the basis of its reputation for product quality, its well-known brands, its commitment to customer service, strong customer relationships, the breadth of its product lines and its innovative products and customer value propositions.

The Company encounters active competition in the CDIY and Industrial segments from both larger and smaller companies that offer the same or similar products and services. Certain large customers offer private label brands ("house brands") that compete across a wider spectrum of the Company's CDIY segment product offerings. Competition in the Security segment is generally fragmented via both large international players and regional companies. Competition tends to be based primarily on price, the quality of service and comprehensiveness of the services offered to the customers.

Major Customers

A significant portion of the Company's CDIY and Industrial products are sold to home centers and mass merchants in the U.S. and Europe. A consolidation of retailers both in North America and abroad has occurred over time. While this consolidation and the domestic and international expansion of these large retailers has provided the Company with opportunities for growth, the increasing size and importance of individual customers creates a certain degree of exposure to potential sales volume loss. As a result of the Company's diversification strategy, sales to U.S. home centers and mass merchants declined from a high of approximately 40% in 2002, to 15% before the Merger. In 2011, sales to U.S. home centers and mass merchants were 18%. As acquisitions in the various growth platforms (electronic and mechanical security, engineered fastening, infrastructure and healthcare solutions) are made in future years, the proportion of sales to these valued U.S. and international home center and mass merchant customers is expected to continue to decrease to pre-Merger levels.

Working Capital

The Company continues to practice the operating disciplines encompassed by the Stanley Fulfillment System ("SFS"). SFS has five primary elements that work in concert: sales and operations planning, operational lean, complexity reduction, global supply management, and order-to-cash excellence. The Company develops standardized business processes and system platforms to reduce costs and provide scalability. SFS is instrumental in the reduction of working capital evidenced by the improvement in working capital turns for legacy Stanley from 4.6 in 2003 to 8.6 at the end of 2009, directly preceding the merger. Closing out 2010, once blended with the legacy Black & Decker working capital turns of 4.7, working capital turns for the combined company were 5.7. The opportunity to deploy SFS across the entire combined enterprise and increase turns represented a significant opportunity to generate incremental free cash flow. Through the initial integration of the legacy Black & Decker businesses and the ongoing improvement of the legacy Stanley businesses with the SFS model, working capital turns experienced a 23% improvement from the end of 2010 to 7.0 at the end of 2011 (excluding the impact of Niscayah). In 2012 and beyond, the Company plans to further leverage SFS to generate ongoing improvements both in the existing business and future acquisitions in working capital turns, cycle times, complexity eduction and customer service levels.

Raw Materials

The Company's products are manufactured using both ferrous and non-ferrous metals including, but not limited to steel, zinc, copper, brass, aluminum and nickel. The Company also purchases resins, batteries, motors, and electronic components to use in manufacturing and assembly operations. The raw materials required are procured globally and available from multiple sources at competitive prices. The Company employs a supplier risk mitigation strategy in order to identify and address any potential supply disruption associated with commodities, components, finished goods and critical services. The Company does not anticipate difficulties in obtaining supplies for any raw materials or energy used in its production processes.

Backlog

Due to short order cycles and rapid inventory turnover in most of the Company's CDIY and Industrial segment businesses, backlog is generally not considered a significant indicator of future performance. At February 4, 2012, the Company had approximately $770 million in unfilled orders, which mainly relate to the Company's Security segment. Substantially all of these orders are reasonably expected to be filled within the current fiscal year. As of February 5, 2011 and February 6, 2010, unfilled orders amounted to $705 million and $320 million, respectively.

Patents and Trademarks

No business segment is dependent, to any significant degree, on patents, licenses, franchises or concessions and the loss of these patents, licenses, franchises or concessions would not have a material adverse effect on any of the business segments. The Company owns numerous patents, none of which individually is material to the Company's operations as a whole. These patents expire at various times over the next 20 years. The Company holds licenses, franchises and concessions, none of which individually or in the aggregate are material to the Company's operations as a whole. These licenses, franchises and concessions vary in duration, but generally run from one to 40 years.

The Company has numerous trademarks that are used in its businesses worldwide. In the CDIY segment, the STANLEY®, FatMax®, DEWalt®, Black & Decker®, Bostitch®, Bailey®, Powerlock®, Tape Rule Case Design®, DustBuster®, Porter-Cable®, and Workmate® of trademarks are material. The STANLEY®, BEST®, Blick™, HSM®, National®, Sargent & Greenleaf®, S&G® Sonitrol®, Niscayah®, Xmark®, Kwikset®, Weiser®, and Baldwin® trademarks are material to the Security segment. The DEWalt®, CRC®, LaBounty®, MAC®, Mac Tools®, Proto®, Vidmar®, Facom®, USAG®, and Emhart Teknologies™ trademarks are material to the Industrial segment. The terms of these trademarks typically vary from 10 to 20 years, with most trademarks being renewable indefinitely for like terms.

Environmental Regulations

The Company is subject to various environmental laws and regulations in the U.S. and foreign countries where it has operations. Future laws and regulations are expected to be increasingly stringent and will likely increase the Company's expenditures related to environmental matters.

In the normal course of business, the Company is involved in various lawsuits and claims. In addition, the Company is a party to a number of proceedings before federal and state regulatory agencies relating to environmental remediation. The Company's policy is to accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. The amount of liability recorded is based on an evaluation of currently available facts with respect to each individual site and includes such factors as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The liabilities recorded do not take into account any claims for recoveries from insurance or third parties. As assessments and remediation progress at individual sites, the amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. As of December 31, 2011 and January 1, 2011, the Company had reserves of $165 million and $173 million, respectively, for remediation activities associated with Company-owned properties, as well as for Superfund sites, for losses that are probable and estimable. Of the 2011 amount, $12 million is classified as current and $153 million as long-term, which is expected to be paid over the estimated remediation period. The range of environmental remediation costs that is reasonably possible is $140 million to $355 million, which is subject to change in the near term. The Company may be liable for environmental remediation of sites it no longer owns. Liabilities have been recorded on those sites in accordance with policy.

The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. Actual costs to be incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating certain exposures. Subject to the imprecision in estimating future contingent liability costs, the Company does not expect that any sum it may have to pay in connection with these matters in excess of the amounts recorded will have a materially adverse effect on its financial position, results of operations or liquidity. Additional information regarding environmental matters is available in Note S, Contingencies, of the Notes to the Consolidated Financial Statements in Item 8.

Employees

At December 31, 2011, the Company had approximately 44,700 employees, 16,600 of whom are employed in the U.S. Approximately 800 U.S. employees are covered by collective bargaining agreements negotiated with 21 different local labor unions who are, in turn, affiliated with approximately 6 different international labor unions. The majority of the Company's hourly-paid and weekly-paid employees outside the U.S. are not covered by collective bargaining agreements. The Company's labor agreements in the U.S. expire in 2012, 2013, and 2014. There have been no significant interruptions of the Company's operations in recent years due to labor disputes. The Company believes that its relationship with its employees is good.

Available Information

The Company's website is located at http://www.stanleyblackanddecker.com. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website is not, and is not intended to be, part of this Form 10-K and is not incorporated into this report by reference. The Company makes its Forms 10-K, 10-Q, 8-K and amendments to each available free of charge on its website as soon as reasonably practicable after filing them with, or furnishing them to, the U.S. Securities and Exchange Commission.

ITEM 1A. RISK FACTORS

The Company's business, operations and financial condition are subject to various risks and uncertainties. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including those risks set forth under the heading entitled "Cautionary Statements Under the Private Securities Litigation Reform Act of 1995", and in other documents that the Company files with the U.S. Securities and Exchange Commission, before making any investment decision with respect to its securities. If any of the risks or uncertainties actually occur or develop, the Company's business, financial condition, results of operations and future growth prospects could change. Under these circumstances, the trading prices of the Company's securities could decline, and you could lose all or part of your investment in the Company's securities.

Changes in customer preferences, the inability to maintain mutually beneficial relationships with large customers, inventory reductions by customers, and the inability to penetrate new channels of distribution could adversely affect the Company's business.

The Company has certain significant customers, particularly home centers and major retailers, although no one customer represented more than 10% of consolidated net sales in 2011. However, the two largest customers comprised nearly 16% of net sales, with U.S. and international mass merchants and home centers collectively comprised approximately 23% of net sales. The loss or material reduction of business, the lack of success of sales initiatives, or changes in customer preferences or loyalties, for the Company's products related to any such significant customer could have a material adverse impact on the Company's results of operations and cash flows. In addition, the Company's major customers are volume purchasers, a few of which are much larger than the Company and have strong bargaining power with suppliers. This limits the ability to recover cost increases through higher selling prices. Furthermore, unanticipated inventory adjustments by these customers can have a negative impact on sales.

If customers in our electronic security solutions business are dissatisfied with our services and switch to competitive services, or disconnect for other reasons, our attrition rates may increase. In periods of increasing attrition rates, recurring revenue and results of operations may be materially adversely affected. The risk is more pronounced in times of economic uncertainty, as customers may reduce amounts spent on the products and services we provide.

In times of tough economic condition, the Company has experienced significant distributor inventory corrections reflecting de-stocking of the supply chain associated with difficult credit markets. Such distributor de-stocking exacerbated sales volume declines pertaining to weak end user demand and the broader economic recession. The Company's results may be adversely impacted in future periods by such customer inventory adjustments. Further, the inability to continue to penetrate new channels of distribution may have a negative impact on the Company's future results.

The Company faces active global competition and if it does not compete effectively, its business may suffer.

The Company faces active competition and resulting pricing pressures. The Company's products compete on the basis of, among other things, its reputation for product quality, its well-known brands, price, innovation and customer service capabilities. The Company competes with both larger and smaller companies that offer the same or similar products and services or that produce different products appropriate for the same uses. These companies are often located in countries such as China, Taiwan and India where labor and other production costs are substantially lower than in the U.S., Canada and Western Europe. Also, certain large customers offer house brands that compete with some of the Company's product offerings as a lower-cost alternative. To remain profitable and defend market share, the Company must maintain a competitive cost structure, develop new products and services, lead product innovation, respond to competitor innovations and enhance its existing products in a timely manner. The Company may not be able to compete effectively on all of these fronts and with all of its competitors, and the failure to do so could have a material adverse effect on its sales and profit margins.

SFS is a continuous operational improvement process applied to many aspects of the Company's business such as procurement, quality in manufacturing, maximizing customer fill rates, integrating acquisitions and other key business processes. In the event the Company is not successful in effectively applying the SFS disciplines to its key business processes, including those of acquired businesses, its ability to compete and future earnings could be adversely affected.

In addition, the Company may have to reduce prices on its products and services, or make other concessions, to stay competitive and retain market share. Price reductions taken by the Company in response to customer and competitive pressures, as well as price reductions and promotional actions taken to drive demand that may not result in anticipated sales levels, could also negatively impact its business. The Company engages in restructuring actions, sometimes entailing shifts of production to low-cost countries, as part of its efforts to maintain a competitive cost structure. If the Company does not execute restructuring actions well, its ability to meet customer demand may decline, or earnings may otherwise be adversely impacted; similarly if such efforts to reform the cost structure are delayed relative to competitors or other market factors the Company may lose market share and profits.

Customer consolidation could have a material adverse effect on the Company's business.

A significant portion of the Company's products are sold through home centers and mass merchant distribution channels in the U.S. and Europe. A consolidation of retailers in both North America and abroad has occurred over time and the increasing size and importance of individual customers creates risk of exposure to potential volume loss. The loss of certain larger home centers as customers would have a material adverse effect on the Company's business until either such customers were replaced or the Company made the necessary adjustments to compensate for the loss of business.

Low demand for new products and the inability to develop and introduce new products at favorable margins could adversely impact the Company's performance and prospects for future growth.

The Company's competitive advantage is due in part to its ability to develop and introduce new products in a timely manner at favorable margins. The uncertainties associated with developing and introducing new products, such as market demand and costs of development and production may impede the successful development and introduction of new products on a consistent basis. Introduction of new technology may result in higher costs to the Company than that of the technology replaced. That increase in costs, which may continue indefinitely or until and if increased demand and greater availability in the sources of the new technology drive down its cost could adversely affect the Company's results of operations. Market acceptance of the new products introduced in recent years and scheduled for introduction in 2012 may not meet sales expectations due to various factors, such as the failure to accurately predict market demand, end-user preferences, and evolving industry standards. Moreover, the ultimate success and profitability of the new products may depend on the Company's ability to resolve technical and technological challenges in a timely and cost-effective manner, and to achieve manufacturing efficiencies. The Company's investments in productive capacity and commitments to fund advertising and product promotions in connection with these new products could erode profits if those expectations are not met.

The Company's brands are important assets of its businesses and violation of its trademark rights by imitators, or the failure of its licensees or vendors to comply with the Company's product quality, manufacturing requirements, marketing standards, and other requirements could negatively impact revenues and brand reputation.

The Company's trademarks enjoy a reputation for quality and value and are important to its success and competitive position. Unauthorized use of the Company's trademark rights may not only erode sales of the Company's products, but may also cause significant damage to its brand name and reputation, interfere with its ability to effectively represent the Company to its customers, contractors, suppliers, and/or licensees, and increase litigation costs. Similarly, failure by licensees or vendors to adhere to the Company's standards of quality and other contractual requirements could result in loss of revenue, increased litigation, and/or damage to the Company's reputation and business. There can be no assurance that the Company's on-going effort to protect its brand and trademark rights and ensure compliance with its licensing and vendor agreements will prevent all violations.

Successful sales and marketing efforts depend on the Company's ability to recruit and retain qualified employees.

The success of the Company's efforts to grow its business depends on the contributions and abilities of key executives, its sales force and other personnel, including the ability of its sales force to adapt to any changes made in the sales organization and achieve adequate customer coverage. The Company must therefore continue to recruit, retain and motivate management, sales and other personnel sufficiently to maintain its current business and support its projected growth. A shortage of these key employees might jeopardize the Company's ability to implement its growth strategy.

We have significant operations outside of the United States, which are subject to political, economic and other risks inherent in operating outside of the United States.

We generate revenue outside of the United States and expect it to continue to represent a significant portion of our total revenue. Business operations outside of the United States are subject to political, economic and other risks inherent in operating in certain countries, such as:

- the difficulty of enforcing agreements and protecting assets through legal systems outside the U.S.;
- managing widespread operations and enforcing internal policies and procedures such as compliance with U.S. and foreign anti-bribery and anti-corruption regulations;
- trade protection measures and import or export licensing requirements;
- the application of certain labor regulations outside of the United States;
- compliance with a wide variety of non-U.S. laws and regulations;
- changes in the general political and economic conditions in the countries where we operate, particularly in emerging markets;
- the threat of nationalization and expropriation;
- increased costs and risks of doing business in a wide variety of jurisdictions; and
- limitations on repatriation of earnings;

Changes in the political or economic environments in the countries in which we operate could have a material adverse effect on our financial condition, results of operations or cash flows.

The Company's business is subject to risks associated with sourcing and manufacturing overseas.

The Company imports large quantities of finished goods, component parts and raw materials. Substantially all of its import operations are subject to customs requirements and to tariffs and quotas set by governments through mutual agreements, bilateral actions or, in some cases unilateral action. In addition, the countries in which the Company's products and materials are manufactured or imported may from time to time impose additional quotas, duties, tariffs or other restrictions on its imports (including restrictions on manufacturing operations) or adversely modify existing restrictions. Imports are also subject to unpredictable foreign currency variation which may increase the Company's cost of goods sold. Adverse changes in these import costs and restrictions, or the Company's suppliers' failure to comply with customs regulations or similar laws, could harm the Company's business.

The Company's operations are also subject to the effects of international trade agreements and regulations such as the North American Free Trade Agreement, and the activities and regulations of the World Trade Organization. Although these trade agreements generally have positive effects on trade liberalization, sourcing flexibility and cost of goods by reducing or eliminating the duties and/or quotas assessed on products manufactured in a particular country, trade agreements can also impose requirements that adversely affect the Company's business, such as setting quotas on products that may be imported from a particular country into key markets including the U.S. or the European Union, or making it easier for other companies to compete, by eliminating restrictions on products from countries where the Company's competitors source products.

The Company's ability to import products in a timely and cost-effective manner may also be affected by conditions at ports or issues that otherwise affect transportation and warehousing providers, such as port and shipping capacity, labor disputes, severe weather or increased homeland security requirements in the U.S. and other countries. These issues could delay importation of products or require the Company to locate alternative ports or warehousing providers to avoid disruption to customers. These alternatives may not be available on short notice or could result in higher transit costs, which could have an adverse impact on the Company's business and financial condition.

The Company's success depends on its ability to improve productivity and streamline operations to control or reduce costs.

The Company is committed to continuous productivity improvement and evaluating opportunities to reduce fixed costs, simplify or improve processes, and eliminate excess capacity. The Company has undertaken restructuring actions, the savings of which may be mitigated by many factors, including economic weakness, competitive pressures, and decisions to increase costs in areas such as sales promotion or research and development above levels that were otherwise assumed. Failure to achieve or delays in achieving projected levels of efficiencies and cost savings from such measures, or unanticipated inefficiencies resulting from manufacturing and administrative reorganization actions in progress or contemplated, would adversely affect the Company's results.

The performance of the Company may suffer from business disruptions associated with information technology, system implementations, or catastrophic losses affecting distribution centers and other infrastructure.

The Company relies heavily on computer systems to manage and operate its businesses, and record and process transactions. Computer systems are important to production planning, customer service and order fulfillment among other business-critical processes. Consistent and efficient operation of the computer hardware and software systems is imperative to the successful sales and earnings performance of the various businesses in many countries.

Despite efforts to prevent such situations, insurance policies and loss control and risk management practices that partially mitigate these risks, the Company's systems may be affected by damage or interruption from, among other causes, power outages, computer viruses, or security breaches. Computer hardware and storage equipment that is integral to efficient operations, such as e-mail, telephone and other functionality, is concentrated in certain physical locations in the various continents in which the Company operates.

In addition, the Company is in the process of system conversions to SAP as well as other applications to provide a common platform across most of its businesses. There can be no assurances that expected expense synergies will be achieved or that there will not be delays to the expected timing of such synergies. It is possible the costs to complete the system conversions may exceed current expectations, and that significant costs may be incurred that will require immediate expense recognition as opposed to capitalization. The risk of disruption to key operations is increased when complex system changes such as the SAP conversions are undertaken. If systems fail to function effectively, or become damaged, operational delays may ensue and the Company may be forced to make significant expenditures to remedy such issues. Any significant disruption in the Company's computer operations could have a material adverse impact on its business and results.

The Company's operations are significantly dependent on infrastructure, notably certain distribution centers and security alarm monitoring facilities, which are concentrated in various geographic locations. If any of these were to experience a catastrophic loss, such as a fire, earthquake, hurricane, or flood, it could disrupt operations, delay production, shipments and revenue and result in large expenses to repair or replace the facility. The Company maintains business interruption insurance, but it may not fully protect the Company against all adverse effects that could result from significant disruptions.

Unforeseen events, including war, terrorism and other international conflicts and public health issues, whether occurring in the United States or abroad, could disrupt our operations, disrupt the operations of our suppliers or customers, or result in political or economic instability. These events could reduce demand for our products and make it difficult or impossible for us to manufacture our products, deliver products to customers, or to receive materials from suppliers.

The Company's results of operations could be negatively impacted by inflationary or deflationary economic conditions which could affect the ability to obtain raw materials, component parts, freight, energy, labor and sourced finished goods in a timely and cost-effective manner.

The Company's products are manufactured using both ferrous and non-ferrous metals including, but not limited to, steel, zinc, copper, brass, aluminum, nickel and resin. Additionally, the Company uses other commodity-based materials for components and packaging including, but not limited to, plastics, wood and other corrugated products. The Company's cost base also reflects significant elements for freight, energy and labor. The Company also sources certain finished goods directly from vendors. If the Company is unable to mitigate any inflationary increases through various customer pricing actions and cost reduction initiatives, its profitability may be adversely affected.

Conversely, in the event there is deflation, the Company may experience pressure from its customers to reduce prices; there can be no assurance that the Company would be able to reduce its cost base (through negotiations with suppliers or other measures) to offset any such price concessions which could adversely impact results of operations and cash flows.

Further, as a result of inflationary or deflationary economic conditions, the Company believes it is possible that a limited number of suppliers may either cease operations or require additional financial assistance from the Company in order to fulfill their obligations. In a limited number of circumstances, the magnitude of the Company's purchases of certain items is of such significance that a change in established supply relationships with suppliers or increase in the costs of purchased raw materials, component parts or finished goods could result in manufacturing interruptions, delays, inefficiencies or an inability to market products. Changes in value-added tax rebates currently available to the Company or to its suppliers could also increase the costs of the Company's manufactured products as well as purchased products and components and could adversely affect the Company's results.

Uncertainty about the financial stability of several countries in the European Union (EU), the increasing risk that those countries may default on their sovereign debt and related stresses on the European economy could have a significant adverse effect on our business, results of operations and financial condition.

In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt in Greece, Ireland, Italy, Portugal and Spain, which created concerns about the ability of these EU "peripheral nations" to continue to service their sovereign debt obligations. These conditions impacted financial markets and resulted in high and volatile bond yields on the sovereign debt of many EU nations. Certain European nations continue to experience varying degrees of financial stress, and yields on government-issued bonds in Greece, Ireland, Italy, Portugal and Spain have risen and remain volatile. Despite assistance packages to Greece, Ireland and Portugal, the creation of a joint EU-IMF European Financial Stability Facility in May 2010, and a recently announced plan to expand financial assistance to Greece, uncertainty over the outcome of the EU governments' financial support programs and worries about sovereign finances persist. Market concerns over the direct and indirect exposure of European banks and insurers to the EU peripheral nations has resulted in a widening of credit spreads and increased costs of funding for some European financial institutions.

Risks and ongoing concerns about the debt crisis in Europe could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these countries and the financial condition of European financial institutions. Market and economic disruptions have affected, and may continue to affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, among other factors. There can be no assurance that the market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, will not spread, nor can there be any assurance that future assistance packages will be available or, even if provided, will be sufficient to stabilize the affected countries and markets in Europe or elsewhere. To the extent uncertainty regarding the economic recovery continues to negatively impact consumer confidence and consumer credit factors, our business and results of operations could be significantly and adversely affected.

The Company generates approximately 28% of its revenues from Europe (which increases to 31% on a pro-forma basis with the full year impact of the Niscayah acquisition). Each of the Company's segments generate sales from the European marketplace, with the sales activity being somewhat concentrated within France, the Nordic region, Germany and the UK. While the Company believes any downturn in the European marketplace would be offset to some degree by sales growth in emerging markets and stability in North America, the Company's future growth, profitability and financial liquidity could be affected, in several ways, including but not limited to the following:

- depressed consumer and business confidence may decrease demand for our products and services;
- our customers may implement cost-reduction initiatives or delay purchases to address inventory levels;
- significant declines of foreign currency values in countries where the Company operates could impact both the revenue growth and overall profitability in those geographies;
- a devaluation of or a break-up of the Euro could have an effect on the credit worthiness (as well as the availability of funds) of customers impacting the collectability of receivables;
- a devaluation of or break of the Euro could have an adverse effect on the value of financial assets of the Company in the effected countries;
- a slowdown in global merger and acquisition activity could limit the Company from expanding through acquisition;
- the impact of an event (individual country default or break up of the Euro) could have an adverse impact on the global credit markets and global liquidity potentially impacting the Company's ability to access the credit markets and to raise capital.

The Company is exposed to market risk from changes in foreign currency exchange rates which could negatively impact profitability.

The Company manufactures and sells its products in many countries throughout the world. As a result, there is exposure to foreign currency risk as the Company enters into transactions and makes investments denominated in multiple currencies. The Company's predominant exposures are in European, Canadian, British and Asian currencies, including the Chinese Renminbi ("RMB"). In preparing its financial statements, for foreign operations with functional currencies other than the U.S. dollar, asset and liability accounts are translated at current exchange rates, and income and expenses are translated using weighted-average exchange rates. With respect to the effects on translated earnings, if the U.S. dollar strengthens relative to local currencies, the Company's earnings could be negatively impacted. In 2011, foreign currency translation positively impacted revenues by approximately $200 million and diluted earnings per share by approximately $0.17. The translation impact will vary over time and may be more material in the future. Although the Company utilizes risk management tools, including hedging, as it deems appropriate, to mitigate a portion of potential market fluctuations in foreign currencies, there can be no assurance that such measures will result in all market fluctuation exposure being eliminated. The Company does not make a practice of hedging its non-U.S. dollar earnings.

The Company sources many products from China and other Asian low-cost countries for resale in other regions. To the extent the RMB or other currencies appreciate with respect to the U.S. dollar, the Company may experience cost increases on such purchases. The Company may not be successful at implementing customer pricing or other actions in an effort to mitigate the related cost increases and thus its profitability may be adversely impacted.

The Company has incurred, and may incur in the future, significant indebtedness, or issue additional equity securities, in connection with mergers or acquisitions which may impact the manner in which it conducts business or the Company's access to external sources of liquidity. The potential issuance of such securities may limit the Company's ability to implement elements of its growth strategy and may have a dilutive effect on earnings.

As described in Note H, Long-Term Debt and Financing Arrangements, of the Notes to the Consolidated Financial Statements in Item 8, the Company has a committed revolving credit agreement expiring in March 2015 supporting borrowings up to $1.2 billion. Further, in connection with the Niscayah acquisition, the Company entered into a revolving credit agreement in July 2011 that will expire in July 2012. This facility had $750 million capacity at December 2011. No amounts were outstanding against either facility at December 31, 2011.

The instruments and agreements governing certain of the Company's current indebtedness contain requirements or restrictive covenants that include, among other things:

- a limitation on creating liens on certain property of the Company and its subsidiaries;
- a restriction on entering into certain sale-leaseback transactions;
- customary events of default. If an event of default occurs and is continuing, the Company might be required to repay all amounts outstanding under the respective instrument or agreement; and

- maintenance of a specified financial ratio. The Company has an interest coverage covenant that must be maintained to permit continued access to its committed revolving credit facilities. The interest coverage ratio tested for covenant compliance compares adjusted Earnings Before Interest, Taxes, Depreciation and Amortization to adjusted Interest Expense ("adjusted EBITDA"/"adjusted Interest Expense"); such adjustments to interest or EBITDA include, but are not limited to, removal of non-cash interest expense, certain restructuring and other merger and acquisition-related charges as well as stock-based compensation expense. The ratio required for compliance is 3.5 EBITDA to 1.0 Interest Expense and is computed quarterly, on a rolling twelve months (last twelve months) basis. Under this covenant definition, the interest coverage ratio was approximately 14 times EBITDA or higher in each of the 2011 quarterly measurement periods. Management does not believe it is reasonably likely the Company will breach this covenant. Failure to maintain this ratio could adversely affect further access to liquidity.

Future instruments and agreements governing indebtedness may impose other restrictive conditions or covenants. Such covenants could restrict the Company in the manner in which it conducts business and operations as well as in the pursuit of its growth and repositioning strategies.

The Company is exposed to counterparty risk in its hedging arrangements.

From time to time the Company enters into arrangements with financial institutions to hedge exposure to fluctuations in currency and interest rates, including forward contracts, options and swap agreements. The failure of one or more counterparties to the Company's hedging arrangements to fulfill their obligations could adversely affect the Company's results of operations.

Tight capital and credit markets or the failure to maintain credit ratings could adversely affect the Company by limiting the Company's ability to borrow or otherwise access liquidity.

The Company's growth plans are dependent on, among other things, the availability of funding to support corporate initiatives and complete appropriate acquisitions and the ability to increase sales of existing product lines. While the Company has not encountered financing difficulties to date, the capital and credit markets experienced extreme volatility and disruption in recent years. Market conditions could make it more difficult for the Company to borrow or otherwise obtain the cash required for significant new corporate initiatives and acquisitions. In addition, there could be a number of follow-on effects from such a credit crisis on the Company's businesses, including insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of the Company's products and services and/or customer insolvencies.

In addition, the major rating agencies regularly evaluate the Company for purposes of assigning credit ratings. The Company's ability to access the credit markets, and the cost of these borrowings, is affected by the strength of its credit ratings and current market conditions. Failure to maintain credit ratings that are acceptable to investors may adversely affect the cost and other terms upon which the Company is able to obtain financing, as well as access to the capital markets.

The failure to successfully continue to integrate the businesses of Stanley and Black & Decker in the expected time frame could adversely affect the Company's future results.

The success of the Merger continues to depend, in large part, on the ability of the Company to realize the anticipated benefits, including cost savings, from combining the businesses of Stanley and Black & Decker. To realize these anticipated benefits, the businesses of Stanley and Black & Decker must be successfully integrated. This integration is complex and time-consuming. The failure to integrate successfully and to successfully manage the challenges presented by the integration process may result in the combined company not achieving the anticipated benefits of the Merger.

Potential difficulties that may be encountered in the integration process include the following:

- the inability to continue successfully integrating the businesses of Stanley and Black & Decker in a manner that permits the combined company to achieve the cost savings anticipated to result from the Merger;
- the inability to implement information technology system changes to get the combined businesses on common platforms;
- complexities associated with managing the larger, more complex, combined business;
- performance shortfalls as a result of the diversion of management's attention caused by the continued integration of the companies' operations.

Additionally, the Company has incurred, and will continue to incur substantial integration-related expenses resulting from the Merger and other acquisitions. The Company anticipates incurring $242 million of such charges in 2012. While management believes this estimate is reasonable, the amount of future integration expense is not certain and could result in the Company taking significant additional charges against earnings in future periods.

The Company's acquisitions may result in certain risks for its business and operations.

In 2011, the Company completed the acquisition of Niscayah and nine smaller acquisitions. In 2010, along with the Merger, the Company completed the acquisition of CRC-Evans, as well as nine smaller acquisitions. Prior to 2010, the Company completed a number of acquisitions, including, but not limited to, GdP, Sonitrol and Xmark in 2008. The Company may make additional acquisitions in the future.

Acquisitions involve a number of risks, including:

- the possibility that the acquired companies will not be successfully integrated or that anticipated cost savings, synergies, or other benefits will not be realized,
- the acquired businesses will lose market acceptance or profitability,
- the diversion of Company management's attention and other resources,
- the incurrence of unexpected liabilities, and
- the loss of key personnel and clients or customers of acquired companies.

In addition, the success of the Company's growth and repositioning strategy will depend in part on its ability to:

- identify suitable future acquisition candidates,
- obtain the necessary financing,
- combine operations,
- integrate departments, systems and procedures, and
- obtain cost savings and other efficiencies from the acquisitions.

Failure to effectively consummate or manage future acquisitions may adversely affect the Company's existing businesses and harm its operational results due to large write-offs, contingent liabilities, substantial depreciation, adverse tax or other consequences. The Company is still in the process of integrating the businesses and operations of Niscayah, CRC-Evans and certain other smaller acquisitions. The Company cannot ensure that such integrations will be successfully completed or that all of the planned synergies will be realized.

Income tax payments may ultimately differ from amounts currently recorded by the Company. Future tax law changes may materially increase the Company's prospective income tax expense.

The Company is subject to income taxation in the U.S. as well as numerous foreign jurisdictions. Judgment is required in determining the Company's worldwide income tax provision and accordingly there are many transactions and computations for which the final income tax determination is uncertain. The Company is routinely audited by income tax authorities in many tax jurisdictions. Although management believes the recorded tax estimates are reasonable, the ultimate outcome from any audit (or related litigation) could be materially different from amounts reflected in the Company's income tax provisions and accruals. Future settlements of income tax audits may have a material effect on earnings between the period of initial recognition of tax estimates in the financial statements and the point of ultimate tax audit settlement. Additionally, it is possible that future income tax legislation may be enacted that could have a material impact on the Company's worldwide income tax provision beginning with the period that such legislation becomes effective. Also, while a reduction in statutory rates would result in a favorable impact on future net earnings, it would require an initial write down of any deferred tax assets in the related jurisdiction.

The Company's failure to continue to successfully avoid, manage, defend, litigate and accrue for claims and litigation could negatively impact its results of operations or cash flows.

The Company is exposed to and becomes involved in various litigation matters arising out of the ordinary routine conduct of its business, including, from time to time, actual or threatened litigation relating to such items as commercial transactions, product liability, workers compensation, the Company's distributors and franchisees, intellectual property claims and regulatory actions.

In addition, the Company is subject to environmental laws in each jurisdiction in which business is conducted. Some of the Company's products incorporate substances that are regulated in some jurisdictions in which it conducts manufacturing operations. The Company could be subject to liability if it does not comply with these regulations. In addition, the Company is currently, and may in the future, be held responsible for remedial investigations and clean-up costs resulting from the discharge of hazardous substances into the environment, including sites that have never been owned or operated by the Company but at which it has been identified as a potentially responsible party under federal and state environmental laws and regulations. Changes in environmental and other laws and regulations in both domestic and foreign jurisdictions could adversely affect the Company's operations due to increased costs of compliance and potential liability for non-compliance.

The Company manufactures products, configures and installs security systems and performs various services that create exposure to product and professional liability claims and litigation. If such products, systems and services are not properly manufactured, configured, installed, designed or delivered, personal injuries, property damage or business interruption could result, which could subject the Company to claims for damages. The costs associated with defending product liability claims and payment of damages could be substantial. The Company's reputation could also be adversely affected by such claims, whether or not successful.

There can be no assurance that the Company will be able to continue to successfully avoid, manage and defend such matters. In addition, given the inherent uncertainties in evaluating certain exposures, actual costs to be incurred in future periods may vary from the Company's estimates for such contingent liabilities.

The Company's products could be recalled.

The Consumer Product Safety Commission or other applicable regulatory bodies may require the recall, repair or replacement of the Company's products if those products are found not to be in compliance with applicable standards or regulations. A recall could increase costs and adversely impact the Company's reputation.

The Company is exposed to credit risk on its accounts receivable.

The Company's outstanding trade receivables are not generally covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on its trade and non-trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses, which could have an adverse affect on the Company's financial condition and operating results.

If the Company were required to write down all or part of its goodwill, indefinite-lived trade names, or other definite-lived intangible assets, its net income and net worth could be materially adversely affected.

As a result of the Merger and other acquisitions, the Company has $6.9 billion of goodwill, $1.6 billion of indefinite-lived trade names and $1.5 billion of definite-lived intangible assets at December 31, 2011. The Company is required to periodically, at least annually, determine if its goodwill or indefinite-lived trade names have become impaired, in which case it would write down the impaired portion of the intangible asset. The definite-lived intangible assets, including customer relationships, are amortized over their estimated useful lives; such assets are also evaluated for impairment when appropriate. Impairment of intangible assets may be triggered by developments outside of the Company's control, such as worsening economic conditions, technological change, intensified competition or other factors resulting in deleterious consequences.

If the investments in employee benefit plans do not perform as expected, the Company may have to contribute additional amounts to these plans, which would otherwise be available to cover operating expenses or other business purposes.

The Company sponsors pension and other post-retirement defined benefit plans. The Company's defined benefit plan assets are currently invested in equity securities, government and corporate bonds and other fixed income securities, money market instruments and insurance contracts. The Company's funding policy is generally to contribute amounts determined annually on an actuarial basis to provide for current and future benefits in accordance with applicable law which require, among other things, that the Company make cash contributions to under-funded pension plans. During 2011, the Company made cash contributions to its defined benefit plans of $131 million and it expects to contribute $110 million to its defined benefit plans in 2012.

There can be no assurance that the value of the defined benefit plan assets, or the investment returns on those plan assets, will be sufficient in the future. It is therefore possible that the Company may be required to make higher cash contributions to the plans in future years which would reduce the cash available for other business purposes, and that the Company will have to recognize a significant pension liability adjustment which would decrease the net assets of the Company and result in higher expense in future years. The fair value of these assets at December 31, 2011 was $1.789 billion.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 31, 2011, the Company and its subsidiaries owned or leased significant facilities used for manufacturing, distribution and sales offices in 18 states and 18 foreign countries. The Company leases its corporate headquarters in New Britain, Connecticut. The Company has 91 other facilities that are larger than 100,000 square feet. These facilities are broken out by segment as follows:

	Owned	Leased	Total
CDIY	27	20	47
Security	11	12	23
Industrial	18	3	21
Total	56	35	91

The combined size of these facilities is approximately 25 million square feet. The buildings are in good condition, suitable for their intended use, adequate to support the Company's operations, and generally fully utilized.

ITEM 3. LEGAL PROCEEDINGS

In the normal course of business, the Company is involved in various lawsuits and claims, including product liability, environmental and distributor claims, and administrative proceedings. The Company does not expect that the resolution of these matters will have a materially adverse effect on the Company's consolidated financial position, results of operations or liquidity.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is listed and traded on the New York Stock Exchange, Inc. ("NYSE") under the abbreviated ticker symbol "SWK", and is a component of the Standard & Poor's ("S&P") 500 Composite Stock Price Index. The Company's high and low quarterly stock prices on the NYSE for the years ended December 31, 2011 and January 1, 2011 follow:

	2011			2010		
	High	Low	Dividend Per Common Share	High	Low	Dividend Per Common Share
QUARTER:						
First	$ 77.22	$ 65.50	$ 0.41	$ 59.90	$ 51.25	$ 0.33
Second	$ 77.29	$ 66.72	$ 0.41	$ 65.07	$ 49.58	$ 0.33
Third	$ 75.33	$ 47.83	$ 0.41	$ 62.02	$ 49.62	$ 0.34
Fourth	$ 68.50	$ 48.25	$ 0.41	$ 67.29	$ 58.71	$ 0.34
Total			$ 1.64			$ 1.34

As of January 31, 2012 there were 11,613 holders of record of the Company's common stock. Information required by Item 201(d) of Regulation S-K concerning securities authorized for issuance under equity compensation plans can be found under Item 12 of this Annual Report on Form 10-K.

The following table provides information about the Company's purchases of equity securities that are registered by the Company pursuant to Section 12 of the Exchange Act for the three months ended December 31, 2011:

2011	(a) Total Number Of Shares Purchased	Average Price Paid Per Share	Total Number Of Shares Purchased As Part Of A Publicly Announced Plan or Program	Maximum Number Of Shares That May Yet Be Purchased Under The Program
October 2 – November 5	1,169	$ 58.14	—	—
November 6 – December 3	—	—	—	—
December 4 – December 31	76,398	$ 64.22	—	—
Total	77,567	$ 64.13	—	—

(a) The shares of common stock in this column were deemed surrendered to the Company by participants in various benefit plans of the Company to satisfy the participants' taxes related to vesting or delivery of time-vesting restricted share units under those plans.

As of December 31, 2011, 7.8 million shares of common stock remain authorized for repurchase (out of the prior December 12, 2007 authorization for the repurchase of 10.0 million shares). Furthermore, 5.6 million shares are reserved for purchase in connection with the forward share purchase contract, entered into in the third quarter of 2011 (as discussed within Note J, Capital Stock). The forward share purchase contract obligates the Company to pay $350.0 million to the financial institution counterparty and take title to the shares not later than August 2013 or earlier at the Company's option. The Company may continue to repurchase shares in the open market or through privately negotiated transactions from time to time pursuant to this prior authorization to the extent management deems warranted based on a number of factors, including the level of acquisition activity, the market price of the Company's common stock and the current financial condition of the Company.

ITEM 6. SELECTED FINANCIAL DATA

The Merger and other significant acquisitions made by the Company during the five-year period presented below affect comparability of results. Refer to Note E, Merger and Acquisitions, of the Notes to Consolidated Financial Statements for further information. Additionally, as detailed in Note T, Discontinued Operations, of the Notes to Consolidated Financial Statements, and prior year 10-K filings, the results in 2007 through 2011 were recast for certain discontinued operations for comparability (in millions, except per share amounts):

	2011 (a)	2010 (b)	2009(d)	2008(f)	2007(g)
Continuing Operations:					
Net sales	$ 10,376	$ 8,344	$ 3,683	$ 4,354	$ 4,291
Net earnings attributable to common shareowners	$ 691	$ 202	$ 226	$ 213	$ 316
Basic earnings (loss) per share:					
Continuing operations	$ 4.16	$ 1.37	$ 2.82	$ 2.70	$ 3.83
Discontinued operations(c)	$ (0.10)	$ (0.03)	$ (0.01)	$ 1.19	$ 0.20
Total basic earnings per share	$ 4.06	$ 1.34	$ 2.81	$ 3.88	$ 4.03
Diluted earnings (loss) per share:					
Continuing operations	$ 4.06	$ 1.35	$ 2.81	$ 2.67	$ 3.76
Discontinued operations(c)	$ (0.10)	$ (0.03)	$ (0.01)	$ 1.18	$ 0.19
Total diluted earnings per share	$ 3.97	$ 1.32	$ 2.79	$ 3.84	$ 3.95
Percent of net sales (Continuing operations):					
Cost of sales	63.4%	64.8%	59.5%	62.2%	62.0%
Selling, general and administrative(e)	24.6%	25.8%	27.6%	25.1%	23.8%
Other-net	2.7%	2.4%	2.6%	2.3%	2.0%
Interest, net	1.1%	1.2%	1.6%	1.9%	2.0%
Earnings before income taxes	7.5%	2.9%	7.7%	6.6%	9.9%
Net earnings attributable to common shareowners	6.7%	2.4%	6.2%	4.9%	7.4%
Balance sheet data:					
Total assets	$ 15,949	$ 15,139	$ 4,769	$ 4,867	$ 4,741
Long-term debt	$ 2,926	$ 3,018	$ 1,085	$ 1,384	$ 1,165
Stanley Black & Decker, Inc.'s Shareowners' Equity	$ 7,004	$ 7,017	$ 1,986	$ 1,706	$ 1,754
Ratios:					
Current ratio	1.3	1.8	1.2	1.3	1.4
Total debt to total capital	33.0%	32.9%	41.0%	48.6%	45.4%
Income tax rate — continuing operations	11.4%	15.7%	19.5%	24.8%	25.0%
Return on average equity — continuing operations	9.9%	4.5%	12.3%	12.4%	19.2%
Common stock data:					
Dividends per share	$ 1.64	$ 1.34	$ 1.30	$ 1.26	$ 1.22
Equity per share at year-end	$ 42.84	$ 42.18	$ 24.68	$ 21.63	$ 21.82
Market price per share — high	$ 77.29	$ 67.29	$ 53.13	$ 52.18	$ 64.25
Market price per share — low	$ 47.83	$ 49.58	$ 22.75	$ 24.19	$ 47.01
Average shares outstanding (in 000's):					
Basic	165,832	147,224	79,788	78,897	82,313
Diluted	170,105	150,167	80,396	79,874	84,046
Other information:					
Average number of employees	44,309	36,939	17,393	17,862	17,344
Shareowners of record at end of year	11,643	11,964	12,315	12,593	12,482

(a) The Company's 2011 results include $256 million (pre-tax) of merger and acquisition-related charges incurred in connection with the Merger and other acquisition activities, such as Niscayah. These charges include facility closure-related charges, employee related matters, including severance costs, transaction and integration costs. As a result of these charges, net earnings attributable to common shareowners were reduced by $200 million (or $1.18 per diluted shares), Cost of sales as a % of Net sales was 32 basis points higher, Selling, general & administrative as a % of Net sales was 96 basis points higher, Other-net as a % of Net sales was 49 basis points higher, Earnings before income taxes as a % of Net sales was 247 basis points lower, Net earnings attributable to common shareowners as a % of Net sales was 192 basis points lower, Income tax rate — continuing operations ratio was 345 basis points lower and the Return on average equity-continuing operations ratio was 285 basis points lower.

During 2011, the Company recognized an income tax benefit attributable to the settlement of certain tax contingencies of $73 million, or $0.43 per diluted share.

(b) The Company's consolidated financial statements include Black & Decker's results of operations and cash flows from March 13, 2010. The Company's 2010 results include $538 million (pre-tax) of merger and acquisition-related charges incurred in connection with the Merger. Such charges include amortization of inventory step-up, facility closure-related charges, certain executive compensation and severance costs, transaction and integration costs, partially offset by pension curtailment gains. As a result of these charges, Net earnings attributable to common shareowners were reduced by $421 million, Diluted earnings per share were reduced by $2.80, Cost of sales as a % of Net sales was 230 basis points higher, Selling, general & administrative as a % of Net sales was 100 basis points higher, Other-net as a % of Net sales was 50 basis points higher, Earnings before income taxes as a % of Net sales was 640 basis points lower, Net earnings attributable to common shareowners as a % of Net sales was 500 basis points lower, Income tax rate — continuing operations ratio was 620 basis points lower and the Return on average equity-continuing operations ratio was 935 basis points lower.

In the second quarter of 2010, the Company recognized an income tax benefit attributable to the settlement of certain tax contingencies of $36 million, or $0.21 per diluted share.

(c) Amounts in 2011 reflect a $18.8 million, or $0.11 per diluted share, loss on the sale of three businesses. Refer to Note T, Discontinued Operations of the Notes to the Consolidated Financial Statements in Item 8, for further information. Amounts in 2008 reflect an $84 million, or $1.05 per diluted share, after-tax gain recorded in discontinued operations for the sale of the CST/berger laser measuring business.

(d) In the second quarter of 2009, the Company recognized a $0.34 per diluted share gain on debt extinguishment from the repurchase of $103.0 million of junior subordinated debt securities. In the fourth quarter of 2009, the Company incurred $18 million in after tax charges, or $0.22 per diluted share, related to transaction and integration planning costs associated with the Merger.

(e) SG&A is inclusive of the Provision for Doubtful Accounts.

(f) In 2008, the Company recognized $61 million, or $0.54 per diluted share, of pre-tax restructuring and asset impairment charges from continuing operations pertaining to cost actions taken in response to weak economic conditions.

(g) Stanley Black & Decker, Inc's Shareowners' Equity was reduced by $14 million in fiscal 2007 for the adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of Statement of Financial Accounting Standards ("SFAS") No. 109," codified in FASB Accounting Standards Codification ("ASC") 740 "Income Taxes".

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The financial and business analysis below provides information which the Company believes is relevant to an assessment and understanding of its consolidated financial position, results of operations and cash flows. This financial and business analysis should be read in conjunction with the consolidated financial statements and related notes. All references to "Notes" in this Item 7 refer to the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report.

The following discussion and certain other sections of this Annual Report on Form 10-K contain statements reflecting the Company's views about its future performance that constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry and markets in which the Company operates and management's beliefs and assumptions. Any statements contained herein (including without limitation statements to the effect that Stanley Black & Decker, Inc. or its management "believes", "expects", "anticipates", "plans" and similar expressions) that are not statements of historical fact should be considered forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. There are a number of important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth, or incorporated by reference, below under the heading "Cautionary Statements". The Company does not intend to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Strategic Objectives

The Company has maintained a consistent strategic framework over time:

- Maintaining portfolio transition momentum by continuing diversification toward higher growth, higher profit businesses, increasing relative weighting of emerging markets and opportunistically consolidating the tool industry;
- Being selective and operating in markets where brand is meaningful, the value proposition is definable and sustainable through innovation and global cost leadership is achievable;
- Pursuing growth on multiple fronts through building existing growth platforms such as security (both electronic and mechanical) and engineered fastening and growing the more nascent stage infrastructure and healthcare platforms;

- Accelerating progress via SFS.

Stanley has pursued this strategy which involves industry, geographic and customer diversification, in order to pursue sustainable revenue, earnings and cash flow growth. In May 2011, the Company's GICS code was changed to "Industrials – Capital Goods – Machinery" from "Consumer Discretionary – Consumer Durables – Household Durables" which reflects the evolution of the Company.

The Company's vision to be a consolidator of the tool industry and to increase its relative weighting in emerging markets has been significantly enhanced by the Merger, which along with the impact from the Company's diversification strategy has driven continued improvements in financial performance. Sales outside the U.S. represented 49% of total net sales in 2011, up from 29% in 2002. As further illustration of our diversification strategy, 2011 sales to U.S. and international home centers and mass merchants were approximately 23%, including nearly 16% in sales to the Company's two largest customers, which is down from 31% in 2010, including 20% in sales to the Company's two largest customers. As acquisitions in the various growth platforms (electronic and mechanical security, engineered fastening, infrastructure and healthcare solutions) are made in future years, the proportion of sales to these valued U.S. and international home center and mass merchant customers is expected to continue to decrease.

Execution of this strategy has entailed approximately $4.6 billion of acquisitions since 2002 (aside from the Merger), several divestitures and increased brand investment, enabled by strong cash flow generation. During the same time period, the Company has returned 47% of free cash flow to its shareowners.

The Company's long-term financial objectives are:

- 4-6% organic revenue growth; 10-12% total revenue growth;
- Mid-teens percentage EPS growth;
- Free cash flow greater than or equal to net income;
- Return on capital employed (ROCE) of 15%;
- Continued dividend growth; and
- Strong investment grade credit rating.

The Company's long-term capital allocation objectives pertaining to the deployment of free cash flow are:

- Invest approximately 2/3 in acquisitions; and
- Return approximately 1/3 to shareowners, as the Company remains committed to continued dividend growth and opportunistic share buy backs.

The following represent examples of executing on our strategic objectives:

2011 Acquisitions

In September 2011, the Company completed the acquisition of Niscayah Group AB ("Niscayah") for a total purchase price of $984.5 million. Niscayah is one of the largest access control and surveillance solutions providers in Europe. Niscayah's integrated security solutions include video surveillance, access control, intrusion alarms and fire alarm systems, and its offerings include design and installation services, maintenance and repair, and monitoring systems. The acquisition expands and complements the Company's existing security product offerings and further diversifies the Company's operations and international presence. Management believes the acquisition of Niscayah will result in approximately $80 million in cost synergies by the end of 2013. Additionally, the acquisition is expected to provide a benefit of approximately $0.45 of earnings per diluted share (excluding expected acquisition related charges of $60 million to $80 million) by 2014, with $0.20 in 2012.

In September 2011, the Company acquired Microtec Enterprises, Inc. ("Microtec", which operates under the business name "AlarmCap") for $59 million, net of cash acquired. AlarmCap is one of the leading security alarm service providers in Canada, serving more than 79,000 residential and commercial customers. It offers customers a full suite of security and related monitoring products and services, including intrusion, smoke detection and environmental services. AlarmCap and Niscayah are being integrated into the Company's Security segment.

In January 2011, the Company acquired InfoLogix, Inc. ("Infologix") for $60 million, net of cash acquired. Infologix is a leading provider of enterprise mobility solutions for the healthcare and commercial industries and has added an established provider of mobile workstations and asset tracking solutions to the Company's existing healthcare solutions operations, which operates under the Company's Security segment.

By completing these three acquisitions in 2011, and the acquisitions of Stanley Solutions de Securite ("SSDS") and GMT in 2010, the Company has further advanced its strategy of becoming a global market leader in the commercial security industry. On a pro-forma combined basis (assuming Niscayah and other 2011 acquisitions were purchased at the beginning of 2011), annual revenues of the Security segment have grown to $3.3 billion, with 48% of the total earned outside of the U.S. On a pro-forma basis (assuming the Merger and 2010 Security segment acquisitions occurred at the beginning of the fiscal year) Security segment revenues were $2.2 billion in 2010, of which 30% were earned outside of the U.S. Security revenue would have accounted for 31% of the Company's total revenues in 2011 on a pro-forma basis, compared to 10% in 2002 which is the year that the security expansion strategy was launched.

2011 Divestitures

The Company sold three small businesses for total cash proceeds of $27 million. The largest of these businesses was part of the Company's Industrial segment, with the two smaller businesses being part of the Company's Security segment. Net sales associated with these businesses were $61 million, $66 million, and $54 million in 2011, 2010 and 2009, respectively. These businesses were sold as the related product lines provided limited growth opportunity or were not considered part of the Company's core offerings. The operating results of these three businesses have been reported as discontinued operations in the Consolidated Statements of Operations for all periods presented.

Merger

In March of 2010, Stanley completed a merger with Black & Decker. Black & Decker is recognized worldwide for its strong brand names and a superior reputation for quality, design, innovation and value. Management believes the Merger represented a transformative event bringing together two highly complementary companies with iconic brands, rich business histories and common distribution channels, yet minimal product overlap. The Merger also enabled a global offering in hand and power tools, as well as hardware, thus enhancing the Company's value proposition to customers.

Management believes the Merger will result in approximately $450 million ($485 million on an annualized basis) in cost synergies, which are expected to be achieved by the end of 2012 and which will help fuel future profit growth and facilitate global cost leadership. The Company is on track with the integration of Stanley and Black & Decker, and realized approximately $350 million of cost synergies through 2011. Additionally, revenue synergies from the Merger are projected to be in the range of $300 million to $400 million by the end of 2013, which implies a benefit of approximately $0.35 — $0.50 of earnings per diluted share. Revenue synergies are predominantly being derived from geographic expansion, cross-selling opportunities and brand expansion.

Acquisition of CRC-Evans

In July 2010, the Company acquired CRC-Evans for a purchase price of $451.2 million, net of cash acquired. CRC-Evans immediately established a scalable, global growth business platform for the Company to capitalize on favorable end-market trends in the oil and gas infrastructure area. CRC-Evans is a supplier of specialized tools, equipment and services used in the construction of oil and natural gas transmission pipelines. CRC-Evans also sells and rents custom pipe handling and joint welding and coating equipment used in the construction of large and small diameter pipelines. The acquisition of CRC-Evans diversifies the Company's revenue base and provides the Company with a strategic and profitable growth platform. CRC-Evans has been consolidated into the Company's Industrial segment.

Driving Further Profitable Growth Within Existing Platforms

While diversifying the business portfolio through expansion in the Company's specified growth platforms is important, management recognizes that the branded tool and storage product offerings in the CDIY and Industrial segment businesses are important foundations of the Company that provide strong cash flow generation and growth prospects. Management is committed to growing these businesses through innovative product development, as evidenced by the success of the 12-volt, 18-volt and 20-volt MAX lithium ion power tool lines in the CDIY segment, brand support, continued investment in emerging markets and strong focus on global cost competitiveness to foster vitality over the long term. The Company's industrial and automotive repair tool business within the Industrial segment is creating significant organic growth through a vertical integration of hand tool, power tool and engineered storage solutions. The integration of these products and solutions has won new customers and increased volume to existing customers in the automotive aftermarket, military, infrastructure, aerospace and industrial industries.

Continuing to Invest in the Stanley Black & Decker Brands

The Company has a strong portfolio of brands associated with high-quality products including Stanley®, FatMax®, DEWalt®, Black & Decker®, Porter-Cable®, Bostitch®, Facom®, Mac®, Proto®, CRC®, Emhart Teknologies™, Vidmar®, Niscayah®, Kwikset® and Baldwin®. The Stanley® and Black & Decker®, brands are recognized as two of the world's great brands and are one of the Company's most valuable assets. Sustained brand support has yielded a steady improvement across the spectrum of legacy Stanley brand awareness measures, notably a climb in unaided Stanley hand tool brand awareness from 27% in 2005 to 48% in 2011. Stanley and DEWalt had prominent signage at 13 major league baseball stadiums or 40% of all major league baseball games. The Company is also maintaining long-standing NASCAR racing sponsorships which will entail brand exposure over 36 race weekends in 2012. The Company is in year four of a ten year alliance agreement with the Walt Disney World Resort® whereby Stanley® and DEWalt® logos are displayed on construction walls throughout the theme parks and Stanley®, Mac®, Proto®, and Vidmar® brand logos and/or products are featured in various attractions where they will be seen by millions of visitors each year. Additionally, Stanley is "The Official Tool Provider of the Walt Disney World Resort®." In 2009 the Company also began advertising in the English Premier League which is the number one soccer league in the world, watched weekly by 650 million people around the world. In 2012 and 2013, the Company will advertise in approximately 225 televised events. Starting in 2011 the Company became a sponsor of the Liverpool Football Club and the Fulham Football Club including player rights, hospitality assets and stadium signage. The Company advertises in 60 televised Professional Bull Riders events in the US and Brazil and sponsors three riders. Additionally the Company sponsors a team and two riders in Moto GP, the world's premiere motorcycle racing series. The Company will continue to allocate its brand and advertising spend wisely generating more than 25 billion brand impressions annually.

The Stanley Fulfillment System

SFS employs continuous improvement techniques to streamline operations and drive efficiency throughout the supply chain. SFS has five primary elements that work in concert: sales and operations planning ("S&OP"), operational lean, complexity reduction, global supply management, and order-to-cash excellence. S&OP is a dynamic and continuous unified process that links and balances supply and demand in a manner that produces world-class fill rates while minimizing DSI (Days Sales of Inventory). Operational lean is the systemic application of lean principles in progressive steps throughout the enterprise to optimize flow toward a pre-defined end state by eliminating waste, increasing efficiency and driving value. Complexity reduction is a focused and overt effort to eradicate costly and unnecessary complexity from our products, supply chain and back room process and organizations. Complexity reduction enables all other SFS elements and, when successfully deployed, results in world-class cost, speed of execution and customer satisfaction. Global supply management focuses on strategically leveraging the company's scale to achieve the best possible price and payment terms with the best possible quality, service and delivery among all categories of spend. Order-to-cash excellence is a methodical, process-based approach that provides a user-friendly, automated and error-proof customer experience from intent-to-purchase to shipping and billing to payment, while minimizing cash collection cycle time and DSO (Days Sales Outstanding). Other benefits of SFS include reductions in lead times, rapid realization of synergies during acquisition integrations, and focus on employee safety. SFS disciplines helped to mitigate the substantial impact of material and energy price inflation that was experienced in recent years.

SFS is instrumental in the reduction of working capital evidenced by the improvement in working capital turns for legacy Stanley from 4.6 in 2003 to 8.6 at the end of 2009, directly preceding the merger. Closing out 2010, once blended with the legacy Black & Decker working capital turns of 4.7, working capital turns for the combined company were 5.7. The opportunity to deploy SFS across the entire combined enterprise and increase turns represents a significant opportunity to generate incremental free cash flow. Through the initial integration of the legacy Black & Decker businesses and the ongoing improvement of the legacy Stanley businesses with the SFS model, working capital turns experienced a 23% improvement from 5.7 at the end of 2010 to 7.0 (excluding the impact of Niscayah) at the end of 2011. In 2012 and beyond, the Company plans to further leverage SFS to generate ongoing improvements both in the existing business and future acquisitions in working capital turns, cycle times, complexity reduction and customer service levels.

Certain Items Impacting Earnings

Merger and Acquisition-Related Charges Impacting 2011, 2010 and 2009 Earnings

Throughout MD&A, the Company has provided a discussion of the outlook and results both inclusive and exclusive of the merger and acquisition-related charges. The amounts and measures, including gross profit and segment profit, on a basis excluding such charges are considered relevant to aid analysis and understanding of the Company's results aside from the material impact of the merger and acquisition-related charges; the measures are utilized internally by management to understand business trends, as once the aforementioned anticipated cost synergies from the Merger and acquisitions are realized, such charges are not expected to recur. The merger and acquisition-related charges are as follows:

2011

The Company reported $256 million in pre-tax charges during 2011 pertaining to the Merger and other acquisition activities, which were comprised of the following:

- $37 million reducing Gross profit primarily pertaining to facility closure-related charges;
- $99 million in Selling, general & administrative expenses primarily for integration-related administrative costs and consulting fees, as well as employee related matters;
- $51 million in Other-net predominantly for transaction costs; and
- $69 million in Restructuring and asset impairment charges primarily for severance and the planned closures of facilities.

The tax effect on the above charges, some of which were not tax deductible, in 2011 was $56 million, resulting in an after-tax charge of $200 million, or $1.18 per diluted share.

2010

The Company reported $538 million in pre-tax charges in 2010, pertaining to the Merger and other acquisition activities, which were comprised of the following:

- $195 million in Cost of sales related primarily to inventory step-up amortization stemming from the initial turn of the Black & Decker and CRC-Evans acquired inventories, which were written-up in purchase accounting to fair value, by $174 million. Additionally, Cost of sales includes $21 million of facility closure-related charges;
- $82 million in Selling, general & administrative expenses for certain executive and merger-related compensation costs and integration-related consulting fees;
- $37 million in Other-net for transaction costs, inclusive of $20 million of pension curtailment gains.
- $224 million in Restructuring and asset impairment charges primarily for severance (including costs for certain Black & Decker executives triggered by the change in control), as well as charges associated with the closure of facilities.

The tax effect on the above charges during 2010, some of which were not tax deductible, was $117 million, resulting in after-tax merger and acquisition-related charges of $421 million, or $2.80 per diluted share.

2009

In the fourth quarter of 2009, the Company incurred $18 million in after-tax charges, or $0.22 per diluted share, primarily related to the transaction and integration planning costs associated with the Merger.

Outlook for 2012

This outlook discussion is intended to provide broad insight into the Company's near-term earnings and cash flow generation prospects. The Company expects diluted earnings per share to approximate $4.71 to $4.97 in 2012, inclusive of $242 million of merger and acquisition-related charges as well as the charges associated with the newly announced $150 million in cost actions. Excluding such charges, 2012 earnings per dilutive share is expected to be in the range of $5.75 to $6.00. The Company expects free cash flow, excluding merger & acquisition related charges and payments, to approximate $1.2 billion. The 2012 outlook assumes that organic net sales will increase 1-2% on a pro-forma basis (assumes Niscayah was owned for the full year 2011); the Company will continue to execute on Black & Decker cost and revenue synergies, along with the cost synergies associated with the Niscayah integration; and the Company will deliver on proactive cost containment actions in addition to integration driven cost synergies as part of offsetting continued inflation headwinds and adverse foreign exchange movements.

RESULTS OF OPERATIONS

Below is a summary of the Company's operating results at the consolidated level, followed by an overview of business segment performance.

Terminology: The terms "legacy Stanley", "organic" and "core" are utilized to describe results aside from the impact of the Merger and acquisitions during their initial 12 months of ownership. This ensures appropriate comparability to operating results of prior periods.

The Company has included information as if the Merger had occurred on January 3, 2010 for the year ended January 1, 2011 ("pro forma" information) which also includes a discussion regarding legacy Black & Decker's performance in relation to the prior year. This "pro forma" analysis is provided to aid understanding of the current year trends compared to the prior year since the Merger occurred March 12, 2010.

Net Sales: Net sales were $10.376 billion in 2011, as compared to $8.344 billion in 2010, a 24% increase. Organic sales volume provided a 5% increase in net sales, the impact of a full year of results from the Merger provided an 11% increase to sales, the impact of other acquisitions (primarily Niscayah and CRC-Evans), provided an additional 7% increase in net sales while the favorable effects of foreign currency translation in all regions, but most significantly in Europe and Asia, contributed an additional 1% to net sales. The primary drivers of the organic volume growth continues to be new product introductions resulting in market share gains and continued high growth rates in emerging markets, inclusive of continued revenue synergy realizations from the Merger. On a geographic basis, 2011 organic sales increased 5% in the Americas (25% in Latin America), 3% in Europe and 6% in Asia. Excluding the engineered fastening business in Japan and China, where it has experienced the continued effects of the first quarter 2011 Japanese earthquake and tsunami, organic sales in Asia were up 25% as compared to full year 2010. On a pro forma basis, net sales increased 12%, with acquisitions accounting for 6% of the increase, organic growth providing 4% of the increase and 2% reflecting the benefit of foreign currency translation.

Organic sales volume increased 4% in CDIY, 10% in Industrial and 1% in Security. CDIY's organic volume growth was primarily driven by strength in professional power tools via new product introductions and increased promotional activity on older generation products. This growth was offset by lower sales volume in hand tools and fastening largely due to soft end markets in the retail channels, the ongoing impact of lower volume from Pfister resulting from the loss of business at a major customer in the first quarter of 2011 and lower sales of outdoor products in the first half of the year due to inclement weather in North America. Organic sales volume growth in the Industrial segment was strong in each major business component and in most geographic regions due primarily to the success of new products and increased market share gains. Within the Security segment, limited overall organic sales growth reflects 6% organic sales growth from healthcare solutions due to strong sales in the patient security and radio frequency identification ("RFID")-enabled systems, offset by lower electronic security solutions installation revenues and delays in the remodeling expenditures at a large mechanical access solutions customer.

Net sales were $8.344 billion in 2010, as compared to $3.683 billion in 2009, a 127% increase. The Merger provided a 115% increase to sales, along with 7% from other acquisitions, primarily SSDS and CRC-Evans. Organic unit volume increased 5%, while price and currency were both flat compared to the prior year. Organic sales growth was driven by the successful launch of various new products which generally have been well received by customers, and overall improvement in end market demand, especially in industrial and emerging markets. By segment, legacy Stanley unit volume increased 3% in CDIY, decreased 3% in Security, which was negatively impacted by the continued weakness in U.S. commercial construction markets along with a large U.S. retailer's inventory correction, and increased 25% in Industrial. The Industrial segment benefited from strong end user demand, market share gain, and global customer re-stocking in certain distribution channels which subsided by the fourth quarter. On a geographic basis, legacy Stanley unit volume sales increased 3% in the Americas (17% in Latin America), 6% in Europe, and 12% in the Asian region. On a pro forma basis, the legacy Black & Decker business achieved strong unit volume growth of 11%, reflecting positive end market demand including robust sales growth in emerging markets, along with strong new product performance, particularly the 12-volt lithium ion power tools.

Gross Profit: The Company reported gross profit of $3.794 billion, or 36.6% of net sales, in 2011, compared to $2.935 billion, or 35.2% of net sales, in 2010. The inclusion of a full year of Black & Decker as well as acquisition activity (specifically Niscayah and CRC-Evans) were the main drivers behind the overall increase in gross profit. Further, gross profit was negatively impacted by $37 million of merger and acquisition-related charges in 2011 related largely to facility closures and $195 million in 2010, pertaining to the inventory step-up amortization from the initial turn of Black & Decker and CRC-Evan's inventories and facility closure costs. The gross profit rates excluding these charges were 36.9% in 2011 as compared to 37.5% of net sales in 2010. The lower gross profit margin rate in 2011, excluding merger and acquisition-related charges, is primarily due to the effect of commodity inflation, and CDIY promotional discounting on older generation products, all of which combined, outweighed the positive impacts of organic volume-related increases, price increases in response to commodity inflation, cost synergies and productivity initiatives.

The Company reported gross profit of $2.935 billion, or 35.2% of net sales, in 2010, compared to $1.492 billion, or 40.5% of net sales, in 2009. The addition of Black & Decker and acquisition activity were the main drivers to the overall increase in gross profit. Gross profit in 2010 was negatively impacted by $195 million of merger and acquisition-related charges as previously discussed. Aside from merger and acquisition-related charges, gross profit increased to $3.130 billion, or 37.5% of net sales, in 2010. This performance was driven by sales volume leverage, benefits from prior year restructuring actions, and the continued execution of productivity initiatives, partially offset by unfavorable commodity inflation.

SG&A Expense: Selling, general and administrative expenses, inclusive of the provision for doubtful accounts ("SG&A"), were $2.552 billion, or 24.6% of net sales, in 2011 as compared $2.153 billion, or 25.8% of net sales, in 2010. Merger and acquisition-related charges totaled $99 million in 2011 and $82 million in 2010 for certain executive and merger-related compensation costs and integration-related consulting fees. Excluding merger and acquisition-related charges, SG&A was 23.6% of net sales in 2011 compared with 24.8% of net sales in the prior year. The favorable SG&A rate primarily reflects sales volume leverage and cost synergies partially offset by the impact of acquisitions. On a pro forma basis, including merger and acquisition-related charges, SG&A expense was $2.373 billion, or 25.6% of net sales, in 2010.

SG&A expenses were $2.153 billion, or 25.8% of net sales, in 2010 as compared with $1.016 billion, or 27.6% of net sales in 2009. Merger and acquisition-related charges totaled $82 million in 2010 and $5 million in 2009 for certain executive and merger-related compensation costs and integration-related consulting fees. Black & Decker and acquisitions contributed an additional $985 million of operating SG&A. The remaining increase in SG&A primarily relates to corporate overhead, discussed below, investments to fund future growth, and the reinstatement of certain U.S. retirement benefits that were temporarily suspended in 2009 as part of cost saving measures. Excluding merger and acquisition-related charges, SG&A for 2010 was $2.071 billion, or 24.8% of net sales. The improvement in the SG&A rate (as a percentage of sales) mainly reflects sales volume leverage, savings from restructuring actions and cost synergies, along with the other aforementioned factors.

Distribution center costs (i.e. warehousing and fulfillment facility and associated labor costs) are classified within SG&A. This classification may differ from other companies who may report such expenses within cost of sales. Due to diversity in practice, to the extent the classification of these distribution costs differs from other companies, the Company's gross margins may not be comparable. Such distribution costs classified in SG&A amounted to $240 million, $197 million and $101 million in 2011, 2010 and 2009, respectively. The increase is primarily attributable to the inclusion of the full year of Black & Decker results in the 2011 period, as well as higher sales volume in the current year.

Corporate Overhead: The corporate overhead element of SG&A and gross profit, which is not allocated to the business segments, amounted to $245 million in 2011 and 2010, and $71 million in 2009. The increase from 2009 to 2010 was primarily attributable to the inclusion of a full nine months of Black & Decker in 2010. The previously discussed merger and acquisition-related charges, that unfavorably impacted corporate overhead, totaled $75 million in 2011, $81 million in 2010 and $5 million in 2009. Corporate overhead, excluding merger and acquisition-related costs, represented 1.6%, 2.0% and 1.8% of net sales in 2011, 2010 and 2009, respectively.

Other-net: Other-net expense totaled $278 million of expense in 2011 compared to $199 million of expense in 2010. The increase primarily pertains to higher amortization expense from intangible assets associated with recent acquisitions, $14 million of incremental merger and acquisition-related charges, and the impact of defined benefit plan curtailment gains of $20 million in 2010.

Other-net amounted to $199 million of expense in 2010 compared to $138 million of expense in 2009. The increase is primarily related to higher intangible asset amortization expense and $37 million of merger and acquisition-related charges, inclusive of $20 million of defined benefit plan curtailment gains.

Gain on Debt Extinguishment: In May 2009, the Company repurchased $103 million of its junior subordinated debt securities for $59 million in cash and recognized a $44 million pre-tax gain on extinguishment.

Interest, net: Net interest expense in 2011 was $113 million, compared to $101 in 2010 and $61 million in 2009. The increase in net interest expense mainly relates to the incremental interest costs associated with new debt issuances in the second half of 2010, partially offset by higher interest income. The increase in 2010 versus 2009 relates to higher long-term borrowing levels resulting primarily from the $1.8 billion in debt acquired in connection with the Merger.

Income Taxes: The Company's effective tax rate was 11% in 2011 compared to 16% in 2010 and 19% in 2009. The low tax rate in 2011 can be largely attributable to the inclusion of $73 million of benefits from a favorable settlement of certain tax contingencies, benefits resulting from foreign tax credits, and the distribution of domestic and foreign earnings. The effective tax rate differed from the statutory tax rates in 2010 primarily due to various non-deductible transaction costs and other restructuring costs associated with the Merger, which were principally offset by the inclusion of $36 million of benefits attributable to the favorable settlement of certain tax contingencies. The lower effective tax rate versus statutory tax rates in 2009 primarily relates to benefits realized upon resolution of certain tax audits. The effective tax rate may vary in future periods based upon changes in domestic and foreign earnings, changes in the tax law in the jurisdictions the Company operates, as well as other factors.

Business Segment Results

The Company's reportable segments are aggregations of businesses that have similar products, services and end markets, among other factors. The Company utilizes segment profit (which is defined as net sales minus cost of sales and SG&A aside from corporate overhead expense), and segment profit as a percentage of net sales to assess the profitability of each segment. Segment profit excludes the corporate overhead expense element of SG&A, Other-net (inclusive of intangible asset amortization expense), restructuring and asset impairments, interest income, interest expense, and income tax expense. Corporate overhead is comprised of world headquarter's facility expense, cost for the executive management team and the expense pertaining to certain centralized functions that benefit the entire Company but are not directly attributable to the businesses, such as legal and corporate finance functions. Refer to Note O, Restructuring and Asset Impairments, and Note F, Goodwill and Intangible Assets, of the Notes to the Consolidated Financial Statements for the amount of restructuring charges and asset impairments, and intangibles amortization expense, respectively, attributable to each segment. As discussed previously, the Company's operations are classified into three business segments: CDIY, Security, and Industrial.

CDIY:

The CDIY segment is comprised of the professional power tool and accessories businesses, the consumer power tool business and the hand tools, fasteners & storage business. The professional power tool and accessories business sells professional grade corded and cordless electric power tools and equipment including drills, impact wrenches and drivers, grinders, saws, routers and sanders. The consumer power tool business sells corded and cordless power tools, lawn and garden products and home products. The hand tools, fasteners & storage business sells measuring and leveling tools, planes, hammers, demolition tools, knives, saws and chisels. Fastening products include pneumatic tools and fasteners including nail guns, nails, staplers and staples. Storage products include tool boxes, sawhorses and storage units.

(Millions of Dollars)	2011	2010	2009
Net sales	**$ 5,237**	$ 4,368	$ 1,258
Segment profit	**$ 682**	$ 459	$ 141
% of Net sales	**13.0%**	10.5%	11.2%

CDIY net sales increased $869 million, or 20%, in 2011 compared with 2010. The inclusion of a full year of Black & Decker results generated 14% of the increase, unit volume sales growth contributed 4% and favorable foreign currency translation contributed 2% to the sales increase. The segment unit volume increase was a function of growth in the Americas, Asia and emerging markets since 2010. Organic sales growth was primarily due to approximately 13% of incremental growth in the professional power tools and accessories business driven by the success of the 18-volt and 20-volt MAX lithium ion product lines launched in 2011, in addition to the continued strength of the 12-volt lithium ion power tool products launched in 2010, all three of which are marketed under the DEWalt, Porter Cable, and Black & Decker brands. Other contributing factors include a continued focus on Merger related revenue synergies, increases in sales of the newly launched DEWalt hand tool line, which began shipping to distributors in June and select promotional activity for older product lines, primarily Ni-Cad.

Segment profit increased $223 million from 2010, inclusive of $20 million in merger and acquisition-related charges. Excluding those charges, 2011 segment profit was $702 million, or 13.4% of net sales, which compares to 2010 segment profit excluding merger and acquisition-related charges of $585 million, or a consistent segment profit rate of 13.4%. Aside from the impact of merger and acquisition-related charges declining by $107 million, segment profit increased in 2011 due to the favorable impact of cost synergies, higher sales volume and continued growth in Latin America. CDIY segment profits in 2011 also reflect the unfavorable impact of unrecovered commodity cost inflation, the impact of promotional spending associated with older generation products (which offset other product list price increases), and the continued impact of the previously discussed Pfister business loss.

CDIY net sales increased $3.110 billion, or 247%, in 2010 compared with 2009. Black & Decker generated 245% of the increase, favorable foreign currency translation contributed 1% to sales and price had a negative 1% impact. Segment unit volume increased over 2%, reflecting a 3% increase in the Americas and 14% in Asia, which was partially offset by a 2% decline in Europe. Organic sales growth was aided by new product introductions including Bostitch hand tools and Stanley-branded storage units and strength in Latin America. These factors more than offset sluggish market conditions in developed countries in North America, Western Europe and Australia. Additionally, CDIY further improved service levels (fill rates) over 2009. Pro forma Black & Decker sales increased 8% over 2009 with negative 1% price offset by 1% favorable currency translation. Black & Decker benefited from the successful global launch of the 12-volt compact lithium ion power tools marketed under the DEWalt, Porter Cable and Black & Decker brands, other new product introductions in home products, and strength in emerging markets. Segment profit increased $318 million and reflects $127 million of merger and acquisition-related charges comprised of inventory step-up amortization from the initial turn of the Black & Decker inventory and facility closure-related costs. Excluding the merger and acquisition-related charges, segment profit was $585 million, or 13.4% of sales. The expansion of the segment profit amount and rate, excluding merger and acquisition-related charges, was attributable to achievement of integration cost synergies, sales volume leverage and annual productivity initiatives. Negative inflation/price arbitrage partially offset this profit rate expansion.

Security:

The Security segment is comprised of the electronic security solutions and the mechanical access solutions businesses. The electronic security solutions business designs, supplies and installs electronic security systems and provides electronic security services, including alarm monitoring, video surveillance, fire alarm monitoring, systems integration and system maintenance. Purchasers of these systems typically contract for ongoing security systems monitoring and maintenance at the time of initial equipment installation. The electronic security business also sells healthcare solutions which include medical carts and cabinets, asset tracking, infant protection, pediatric protection, patient protection, wander management, fall management, and emergency call products. The mechanical access solutions business sells automatic doors, residential and commercial hardware, locking mechanisms, electronic keyless entry systems, keying systems, tubular and mortise door locksets.

(Millions of Dollars)	2011	2010	2009
Net sales	**$ 2,639**	$ 2,084	$ 1,543
Segment profit	**$ 399**	$ 309	$ 305
% of Net sales	**15.1%**	14.8%	19.8%

Security net sales increased $555 million, or 27%, in 2011. The impact of acquisitions, principally Niscayah and Infologix, provided 25% of the sales increase, organic sales growth was 1% and favorable foreign currency translation resulted in a 1% increase. More specifically, electronic security solutions organic sales increased 4%, which was largely attributed to installation and recurring monthly revenue growth in the U.S., France and the U.K. Healthcare operations achieved 6% in organic sales growth due to both patient security and RFID-enabled storage systems. Mechanical access solutions organic sales were down 2% due primarily to the continued softness in commercial and residential construction, lower sales in the Access Technologies business resulting from remodeling delays at its largest customer and by declines within the residential lock business resulting from a significant U.S customer inventory correction in the legacy Black & Decker hardware and home improvement business.

Segment profit increased $90 million and includes $32 million of merger and acquisition-related charges. The impact from acquisitions (primarily Niscayah and Infologix) was the primary driver of the increase in segment profit. Excluding merger and acquisition-related charges, segment profit was $431 million, or 16.3% of net sales in 2011, which compares with $352 million, or 16.9% of net sales in 2010 (excluding $43 million in merger and acquisition-related charges from 2010). Further, upon the exclusion of Niscayah's impact on 2011, in addition to merger and acquisition-related charges, segment profit was 17.3% of net sales in 2011. The decline in the segment profit rate excluding merger and acquisition related charges is due to both unrecovered cost inflation and the temporary dilutive effect on the segment profit rate from recent acquisitions.

Security segment sales increased 35% in 2010, reflecting a 29% contribution from the Merger and 8% from acquisitions, principally the March 2010 SSDS acquisition and the fourth quarter 2010 GMT Chinese hardware business. Modest price and favorable foreign currency translation provided a combined 1% sales benefit, with organic sales volume decreasing 3%. The mechanical access solutions sales volume decline was associated with continued slow commercial construction markets and a large U.S. retailer's inventory reduction that affected the hardware business. On a pro forma basis, the Black & Decker hardware and home improvement business achieved 7% higher sales, with 6% unit volume growth, 2% favorable foreign currency translation and a 1% price decline. The HHI Kwikset® and Baldwin® new product introductions fueled the higher sales, overcoming the unfavorable impact of a residential hardware customer's inventory destocking. Electronic security solutions had a low single digit sales volume decrease as a solid performance by the healthcare solutions business was more than offset by weakness in commercial installations in the U.S. and U.K. security businesses.

Segment profit in 2010 reflects $43 million of merger and acquisition-related charges, comprised of facility closure-related costs and inventory step-up amortization from the initial turn of the Black & Decker inventory. Segment profit amounted to $352 million, or 16.9% of sales, aside from these costs. This 16.9% segment profit rate reflects 40 basis points of dilution from Black & Decker and acquired companies, such that legacy Stanley achieved a 17.3% segment profit rate excluding merger and acquisition-related charges. The increase in the total segment profit amount is attributable to Black & Decker and acquisitions which more than offset lower profits in the legacy Stanley business. The legacy Stanley performance pertained to lower absorption from reduced sales volume, due to weak construction markets and the previously mentioned customer inventory correction, along with inflation that pressured the segment profit rate. These factors more than offset the benefits from productivity improvements and restructuring actions with respect to legacy Stanley.

Industrial:

The Industrial segment is comprised of the industrial and automotive repair, engineered fastening and infrastructure businesses. The industrial and automotive repair business sells hand tools, power tools, and engineered storage solution products. The engineered fastening business primarily sells engineered fasteners designed for specific applications. The businesses product lines include stud welding systems, blind rivets and tools, blind inserts and tools, drawn arc weld studs, engineered plastic fasteners, self-piercing riveting systems and precision nut running systems. The infrastructure business consists of CRC Evans business, and the Company's legacy hydraulics business. The business's product lines include custom pipe handling machinery, joint welding and coating machinery, weld inspection services and hydraulic tools and accessories.

(Millions of Dollars)	2011	2010	2009
Net sales	**$ 2,501**	$ 1,892	$ 881
Segment profit	**$ 406**	$ 259	$ 101
% of Net sales	**16.2%**	13.7%	11.5%

Industrial net sales increased $609 million, or 32%, in 2011 compared with 2010. The impact of the Merger and other acquisitions (primarily CRC-Evans) provided a 19% increase in net sales, organic growth provided an additional 10% and favorable foreign currency contributed 3% for 2011. The Engineered Fastening business had 13% organic growth through gains in market share, specifically in North America and Europe, as well as expansion into new automotive platforms and growth within the commercial aerospace market. The Industrial and Automotive Repair business achieved 11% organic growth due to market demand, new products, strong hand tool sales within the North American industrial distribution channel, and continued growth in the Mac Tools mobile distribution channel. Geographically, the Industrial segment achieved organic growth in North America, primarily driven by the

Industrial and Automotive Repair and hydraulic tools businesses, in Europe, primarily from Engineered Fastening, and in the emerging markets, mostly from Industrial and Automotive Repair. On a pro forma basis, the Industrial segment net sales increased 21%, with the acquisition impact, primarily from CRC-Evans, accounting for 8% of the increase, organic growth providing 10% of the increase, along with a 3% benefit from foreign currency translation.

Segment profit increased $147 million and reflects $9 million of merger and acquisition-related charges. Excluding the merger and acquisition-related charges, segment profit is $415 million, or 16.6% of net sales in 2011, which compares with $286 million (excluding merger and acquisition-related charges of $27 million), or 15.1% of net sales, in the corresponding 2010 period. The strong improvement in segment profit and the profit rate is primarily attributable to sales volume leverage, cost synergies, successful pricing actions and overall strong market conditions in the Industrial segment.

Industrial segment net sales rose 115% in 2010 compared with 2009. Black & Decker provided 78% of the sales increase and the CRC-Evans acquisition contributed 13%. Unfavorable foreign currency translation, driven by Europe, reduced sales by 2% while price provided a 1% increase in sales. Sales unit volume gains were 25% primarily attributable to customer supply chain restocking, which subsided in the third quarter, market share gains, and strong end user demand fueled by higher global production levels and new product introductions. The Americas and Europe each posted robust 20% volume growth, and were outpaced by Asia. The industrial and automotive repair business enjoyed significant market share gains, end user market growth in all North American sales channels, particularly through industrial distribution. The hydraulic tools business also attained strong volume gains further aided by favorable steel scrap markets. On a pro forma basis, the Black & Decker Engineered Fastening business grew a substantial 29% associated with significantly higher automotive vehicle production in the Americas and Japan and increased customer penetration. The pro forma Black & Decker sales were comprised of 26% unit volume, negative 1% price, 1% favorable foreign currency translation and 3% from an acquisition. Merger and acquisition-related charges, primarily inventory step-up amortization from the initial turn of the Black & Decker and CRC-Evans inventories, amounted to $27 million in 2010. Excluding the merger and acquisition-related charges, segment profit was $286 million, or 15.1% of net sales, representing a robust 360 basis point expansion of the segment profit rate. This strong performance was enabled by the accretive impact of Black & Decker and CRC-Evans, along with favorable operating leverage and a reduced cost structure in the legacy Stanley businesses. Over one third of the segment profit rate improvement pertains to the legacy Stanley business and the remainder to the inclusion of Black & Decker and CRC-Evans.

RESTRUCTURING ACTIVITIES

At December 31, 2011 restructuring reserves totaled $84.1 million. A summary of the restructuring reserve activity from January 1, 2011 to December 31, 2011 is as follows (in millions):

	1/1/11	Acquisitions	Net Additions	Usage	Currency	12/31/11
2011 Actions						
Severance and related costs	$ —	$ 5.7	$ 67.0	$ (17.4)	$ (1.3)	**$ 54.0**
Asset impairments	—	—	0.2	(0.2)	—	—
Facility closure	—	—	2.7	(2.7)	—	—
Other	—	—	1.6	(1.5)	—	**0.1**
Subtotal 2011 actions	—	5.7	71.5	(21.8)	(1.3)	**54.1**
Pre-2011 Actions						
Severance and related costs	97.8	—	(5.7)	(65.5)	1.8	**28.4**
Facility closure	2.3	—	3.9	(5.0)	—	**1.2**
Other	1.1	—	1.3	(2.0)	—	**0.4**
Subtotal Pre-2011 actions	101.2	—	(0.5)	(72.5)	1.8	**30.0**
Total	$ 101.2	$ 5.7	$ 71.0	$ (94.3)	$ 0.5	**$ 84.1**

2011 Actions: During 2011, the Company recognized $68.6 million of restructuring charges associated with the Merger, Niscayah, and other acquisitions, relating to activities initiated in the current year. Of those charges, $64.3 million relates to severance charges associated with the reduction of 1,425 employees, $2.5 million relates to facility closure costs, $0.2 million relates to asset impairments, and $1.6 million represents other charges.

As a result of the Niscayah acquisition, the Company has assumed $5.7 million of restructuring reserves recorded by Niscayah prior to the acquisition as part of legacy cost reduction initiatives in 2010.

In addition, the Company continued to initiate cost reduction actions in 2011 that were not associated with the Merger or other acquisitions, resulting in severance and related charges of $2.7 million pertaining to the reduction of 83 employees, and facility closure costs of $0.2 million.

Of the $71.5 million recognized for 2011 actions, $21.8 million has been utilized to date, with $54.1 million of reserves remaining as of December 31, 2011. The Company expects the vast majority to be utilized in 2012.

Pre-2011 Actions: For the year ended January 1, 2011 the Company initiated restructuring activities associated with the Merger and acquisition of Stanley Solutions de Sécurité ("SSDS"). Charges recognized in 2011 associated with these prior year initiatives amounted to $7.2 million, offset by $7.7 million of releases of reserves related to residual liabilities, which included $0.5 million of reserve releases not associated with the Merger and other acquisitions.

As of January 1, 2011, the reserve balance related to these pre-2011 actions totaled $101.2 million. Utilization of the reserve balance related to pre-2011 actions was $72.5 million in 2011. The vast majority of the remaining reserve balance of $30.0 million is expected to be utilized in 2012.

Segments: The $71.0 million of charges recognized in 2011 includes $31.0 million pertaining to CDIY; $30.1 million pertaining to Security; and $9.9 million pertaining to Industrial.

In addition to the restructuring charges described in the preceding paragraphs, the Company recognized $136.0 million and $277.9 million of restructuring-related costs in 2011 and 2010, respectively, pertaining to the Merger and other acquisition related activity. All of these charges impact gross profit or selling, general and administrate expenses, and include accelerated depreciation and other charges associated with facility closures as well as certain integration-related administration and consulting costs.

FINANCIAL CONDITION

Liquidity, Sources and Uses of Capital: The Company's primary sources of liquidity are cash flows generated from operations and available lines of credit under various credit facilities.

Operating Activities: Cash flow from operations was $999 million in 2011 compared to $739 million in 2010, representing a $260 million increase. Cash flow from operations was negatively impacted by merger and acquisition-related charges and payments of $218 million and $382 million for 2011 and 2010, respectively. After adjusting for the impact of the decrease in merger and acquisition-related charges and payments, cash flows from operations improved in 2011 by a net amount of $312 million due to increases in earnings. Cash flow from operations reflects a continued focus on working capital (receivables, inventories and accounts payable), resulting in $134 million of inflows in 2011 and $135 million of inflows in 2010. Working capital turns improved to 7.0 times (excluding Niscayah) at December 31, 2011, as compared to 5.7 times for 2010, which reflects improvements in both days outstanding of accounts receivable and accounts payable, while inventory turns remained consistent. The improvement in overall working capital turns reflects the process-driven improvements from SFS. SFS principles continue to be deployed across all businesses and regions to improve working capital efficiency over time.

In 2010, cash flow from operations was $739 million, a $202 million increase compared to $537 million in 2009. Cash flows from operations improved in 2010 primarily due to an increase in various non-cash expenses associated with the Merger and the other 2010 acquisitions. Such expenses include, among other items, $174 million of inventory step-up amortization, a $41 million increase in intangible asset amortization, and a $108 million increase in other depreciation and amortization. Inflows from working capital (receivables, inventories and accounts payable) were $135 million in 2010, compared with inflows of $226 million in 2009. The change from 2009 is driven by higher receivables and inventory associated with improved 2010 sales volume. Working capital turns improved to 5.7 times at January 1, 2011 as compared to 5.2 times for 2009 (pro forma with Black & Decker) due to improvements in days outstanding accounts receivable, inventory and accounts payable. Cash flow from operations in 2010 was also negatively impacted by approximately $382 million in payments for merger and acquisition-related items including $182 million in discretionary cash contributions to improve the funded status of legacy Black & Decker pension plans.

Free Cash Flow: Management considers free cash flow an important indicator of its liquidity, as well as its ability to fund future growth and provide a dividend to shareowners. As previously discussed, operating cash flow was affected by $218 million and $382 million of merger and integration related charges and payments in 2011 and 2010, respectively. Additionally, capitalized expenditures include $89 million of Merger and integration spending in 2011. Free cash flow does not include deductions for mandatory debt service, other borrowing activity, discretionary dividends on the Company's common stock and business acquisitions, among other items.

(Millions of Dollars)	2011	2010	2009
Net cash provided by operating activities	**$ 999**	$ 739	$ 537
Less: capital expenditures	**(302)**	(185)	(94)
Free cash flow	**$ 697**	$ 554	$ 443

When merger and acquisition-related charges and payments, along with capital expenditures related to merger and acquisition activity, are added back to the Company's free cash flow, the resulting amounts are $1,004 million in 2011 and $936 million in 2010.

Based on its demonstrated ability to generate cash flow from operations as well as its strong balance sheet and credit position at December 31, 2011, the Company believes over the long term it has the financial flexibility to deploy capital to its shareowners' advantage through a combination of acquisitions, dividends, and potential future share repurchases.

Investing Activities: Cash flow used by investing activities was $1.464 billion in 2011 compared to cash flows provided by investing activities of $270 million in 2010 and cash flow used by investing activities of $115 million in 2009. The majority of the increase in cash outflows is from business acquisitions in 2011 which totaled $1.180 billion largely due to the Company's acquisition of Niscayah, as previously discussed. Aside from Niscayah, the Company completed nine other acquisitions in 2011, the largest of which were Infologix and Microtec, which were purchased for $60 million and $59 million, respectively. In 2010 the Company expended $550 million for ten acquisitions, mainly for CRC-Evans within the Industrial segment, and SSDS and GMT within the Security segment. The cash flow provided by investing activities in 2010 also includes $949 million of cash acquired as part of the Merger. During 2009 the Company completed six acquisitions for $24 million.

Capital and software expenditures were $302 million in 2011, $185 million in 2010, and $94 million in 2009. The increase in capital expenditures in 2011 was due to the previously mentioned $89 million of Merger and integration related capital expenditures, while the increase in 2010 is primarily due to nine and a half months of Black & Decker purchasing activity.

Proceeds from the sale of assets and businesses were $57 million in 2011, $11 million in 2010 and $3 million in 2009. The increase in 2011 reflects $27 million of proceeds from the sale of three businesses. The remaining activity relates to assets sold in the normal course of business.

Net financial instrument investing outflows were $39 million in 2011 compared with inflows of $45 million in 2010, pertaining to net investment hedge activity and $30 million of interest rate swap terminations in 2010 following the Merger.

Financing Activities: Cash flow used by financing activities was $372 million in 2011 compared to cash flows provided by financing activities of $314 million in 2010 and cash flows used in financing activities of $249 million in 2009.

Payments on long-term debt amounted to $403 million in 2011, $516 million in 2010, and $65 million in 2009. The 2011 repayments pertain to $400 million of term notes that matured in June 2011. The 2010 repayments primarily relate to the maturing of the $200 million term notes and the $313 million of payments associated with the remarketing of the Convertible Notes. Net repayments of short-term borrowings totaled $199 million in 2011, $264 million in 2010 and $120 million in 2009.

In November 2011, the Company received $399.6 million in proceeds from the $400 million issuance of senior unsecured 2021 Term Notes with a 3.4% fixed coupon rate. The Company used the proceeds from this offering to pay down commercial paper.

In 2010, the Company received debt proceeds of $396.2 million relating to the $400 million in senior unsecured 2040 Term Bonds with a 5.2% fixed coupon rate. In connection with this debt offering the Company paid $48 million for the termination of two forward starting floating-to-fixed interest rate swaps. In 2010, the Company also completed a security offering of Convertible Preferred Units (the "Convertible Preferred Units") which consisted of $632.5 million of eight-year junior subordinated notes (the "Notes") bearing interest at an initial fixed rate of 4.25% per annum and $632.5 million of five-year forward Purchase Contracts (the "Purchase Contracts") that obligate investors to purchase 6,325,0000 shares of the Company's 4.75% Series B Convertible Preferred Stock (the "Convertible Preferred Stock") for a price of $100 per share on November 17, 2015. The Notes initially rank equal in right of payment with all of the Company's other junior subordinated debt. With respect to the offering, the Company received $613.5 million of cash proceeds, net of underwriting fees, and will not receive cash pertaining to the Purchase Contracts until November 2015. The cash proceeds were used to redeem all of the Company's outstanding 5.902% Fixed Rate/Floating Rate Junior Subordinated Debt Securities due 2045 of $312.7 million, to contribute $150.0 million to a U.S. pension plan to improve the funded status of the Company's pension obligations, to fund the $50.3 million cost of the capped call transaction as more fully described below, and the remainder was used to reduce outstanding short-term borrowings and for other general corporate purposes. Refer to Note H, Long-Term Debt and Financing Instruments, of the Notes to Consolidated Financial Statements for further information regarding the Convertible Preferred Units, Convertible Preferred Stock and the Notes.

Simultaneous with the offering of the Convertible Preferred Units, the Company entered into capped call transactions (equity options) with counterparties. The total premium paid in 2010 for the capped call transactions was $50.3 million. Each of the capped call transactions has a term of approximately five years and in aggregate the transactions cover, subject to anti-dilution adjustments, the maximum number of the Company's common shares issuable upon settlement of the Convertible Preferred Stock. These transactions provide the Company the right to buy shares of its own common stock from the counterparties at a strike price of $75.00 per share, which corresponds to the initial conversion price of the Convertible Preferred Stock, and also obligate the Company to sell shares of its own common stock to the counterparties at a strike price of $97.95. The capped call transactions may be settled by net share settlement or, at the Company's option and subject to certain conditions, cash settlement, or physical settlement. The value received by the Company, if the capped call transactions are exercised when the Company's common stock price is above $75.00 (subject to anti-dilution provisions), will be utilized to offset the dilution that may occur should holders of the Convertible Preferred Stock elect to convert. Refer to Note H, Long Term Debt and Financing Arrangements, for further detail.

Cash payments for dividends were $276 million, $202 million, and $104 million in 2011, 2010 and 2009, respectively. The increase in cash dividends in 2011 was primarily attributable to the increase in dividends per common share to $0.41 per share, as announced in February 2011 which represents the 44th consecutive year of dividend increases. The increase in 2010 cash dividend payments versus 2009 is due to higher shares outstanding stemming from the Merger.

The Company repurchased $11 million of common stock in 2011, $5 million in 2010, and $3 million in 2009. Proceeds from the issuance of common stock totaled $120 million in 2011, $396 million in 2010 and $61 million in 2009. The Company received $320 million of cash proceeds in 2010 from the settlement of the forward stock purchase contracts element of the Equity Units. The remaining amounts in each year mainly relate to the exercise of stock options.

Credit Ratings and Liquidity:

The Company maintains strong investment grade credit ratings from the major U.S. rating agencies on its senior unsecured debt (average A-), as well as its short-term commercial paper borrowings. There have been no changes to any of the ratings during 2011.

Failure to maintain strong investment grade rating levels could adversely affect the Company's cost of funds, liquidity and access to capital markets, but would not have an adverse effect on the Company's ability to access committed credit facilities. In March 2011, the Company entered into a new four year $1.2 billion committed credit facility (the "Credit Agreement"). In connection with entering into the Credit Agreement the Company terminated the existing $800.0 million Amended and Restated Credit Agreement. Additionally, the $700.0 million 364-Day Credit Agreement dated as of March 12, 2010 expired in accordance with its terms on March 11, 2011. Borrowings under the Credit Agreement may include U.S. Dollars up to the $1.2 billion commitment or in Euro or Pounds Sterling subject to a foreign currency sublimit of $400.0 million and bear interest at a floating rate dependent upon the denomination of the borrowing. Repayments must be made on March 11, 2015 or upon an earlier termination date of the Credit Agreement, at the election of the Company. The Company has not drawn on the commitments provided by the Credit Agreement. In July 2011, in connection with the Niscayah acquisition, the Company entered into a $1.25 billion 364 day credit facility ("Facility"). Borrowings under the Facility may include U.S. Dollars or Euros up to the commitment and bear interest at a floating rate dependent upon the denomination of the borrowing. The Facility decreased to $750 million (as per the terms of the agreement) in December 2011 where it will remain until it expires in July 2012, or upon an earlier termination date at the election of the Company. The Company has not drawn on the commitments provided by the Facility. These credit facilities are designated to be liquidity back-stops for the Company's commercial paper program. Finally, in August 2011, the Company increased its commercial paper program from $1.5 billion to $2.0 billion.

As discussed in Note J, Capital Stock, of the Notes to the Consolidated Financial Statements in Item 8, in the third quarter of 2011 the Company entered into a forward share purchase contract on its common stock which obligates the Company to pay $350.0 million to the financial institution counterparty not later than August 2013, or earlier at the Company's option, for the 5,581,400 shares purchased.

Cash and cash equivalents totaled $907 million as of December 31, 2011, comprised of $82 million in the U.S. and $825 million in foreign jurisdictions. As of January 1, 2011 cash and cash equivalents totaled $1.743 billion, comprised of $70 million in the U.S. and $1.673 billion in foreign jurisdictions. Concurrent with the Merger, the Company made a determination to repatriate certain legacy Black & Decker foreign earnings, on which U.S. income taxes had not previously been provided. As a result of this repatriation decision, the Company has recorded approximately $421.7 million of associated deferred tax liabilities at December 31, 2011. Current plans and liquidity requirements do not demonstrate a need to repatriate other foreign earnings. Accordingly, all other undistributed foreign earnings of the Company are considered to be permanently reinvested, consistent with the Company's overall growth strategy internationally, including acquisitions and long-term financial objectives (as demonstrated by the recent acquisition of Niscayah). No provision has been made for taxes that might be payable upon remittance of these undistributed foreign earnings. However, should management determine at a later point to repatriate additional foreign earnings, the Company would be required to accrue and pay taxes at that time.

Contractual Obligations: The following summarizes the Company's significant contractual obligations and commitments that impact its liquidity:

Payments Due by Period

(Millions of Dollars)	Total	2012	2013 – 2014	2015 – 2016	Thereafter
Long-term debt(a)	$ 3,343	$ 527	$ 912	$ 305	$ 1,599
Interest payments on long-term debt(b)	1,238	135	251	159	693
Operating leases	424	123	154	74	73
Inventory purchase commitments(c)	609	609	—	—	—
Deferred compensation	17	2	2	2	11
Marketing obligations	62	34	19	5	4
Derivatives (d)	66	66	—	—	—
Forward stock purchase contract (e)	350	—	350	—	—
Pension funding obligations(f)	110	110	—	—	—
Total contractual cash obligations	$ 6,219	$ 1,606	$ 1,688	$ 545	$ 2,380

(a) Future payments on long-term debt encompass all payments related to aggregate debt maturities, excluding certain fair value adjustments included in long-term debt, as discussed further in Note H, Long-Term Debt and Financing Arrangements.

(b) Future interest payments on long-term debt reflect the applicable fixed interest rate or the variable rate in effect at December 31, 2011 for floating rate debt.

(c) Inventory purchase commitments primarily consist of open purchase orders to purchase raw materials, components, and sourced products.

(d) Future cash flows on derivative instruments reflect the fair value as of December 31, 2011. The ultimate cash flows on these instruments will differ, perhaps significantly, based on applicable market interest and foreign currency rates at their maturity.

(e) The Company is obligated to pay $350 million to the financial institution counterparty to the forward stock purchase contract in August 2013, and may elect to do so earlier. See Note J, Capital Stock, of the Notes to the Consolidated Financial Statements for further discussion.

(f) This amount principally represents contributions either required by regulations or laws or, with respect to unfunded plans, necessary to fund current benefits. The Company has not presented estimated pension and post-retirement funding in the table above beyond 2012 as funding can vary significantly from year to year based upon changes in the fair value of the plan assets, actuarial assumptions, and curtailment/settlement actions.

To the extent the Company can reliably determine when payments will occur pertaining to unrecognized tax benefit liabilities, the related amount will be included in the table above. However, due to the high degree of uncertainty regarding the timing of potential future cash flows associated with the $240 million of such liabilities at December 31, 2011, the Company is unable to make a reliable estimate of when (if at all) amounts may be paid to the respective taxing authorities.

While there is no tax benefit associated with repayment of debt principal, tax obligations, the forward stock purchase contract and the equity purchase contract fees, payment of the other contractual obligations will typically generate a cash tax benefit such that the net cash outflow will be lower than the gross amounts indicated.

Other Significant Commercial Commitments:

Amount of Commitment Expirations Per Period

(Millions of Dollars)	Total	2012	2013 – 2014	2015 – 2016	Thereafter
U.S. lines of credit	$ 1,950	$ 750	$ —	$ 1,200	$ —

Short-term borrowings, long-term debt and lines of credit are explained in detail within Note H, Long-Term Debt and Financing Arrangements, of the Notes to the Consolidated Financial Statements.

MARKET RISK

Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments, currencies, commodities and other items traded in global markets. The Company is exposed to market risk from changes in foreign currency exchange rates, interest rates, stock prices, and commodity prices.

Exposure to foreign currency risk results because the Company, through its global businesses, enters into transactions and makes investments denominated in multiple currencies. The Company's predominant exposures are in European, Canadian, British, Australian, and Asian currencies, including the Chinese Renminbi ("RMB") and the Taiwan Dollar. Certain cross-currency trade flows arising from sales and procurement activities as well as affiliate cross-border activity are consolidated and netted prior to obtaining risk protection through the use of various derivative financial instruments which may include: purchased basket options; purchased options; collars, cross currency swaps and currency forwards. The Company is thus able to capitalize on its global positioning by taking advantage of naturally offsetting exposures and portfolio efficiencies to reduce the cost of purchasing derivative protection. At times, the Company also enters into forward exchange contracts and purchased options to reduce the earnings and cash flow impact of non-functional currency denominated receivables and payables, predominately for affiliate transactions. Gains and losses from these hedging instruments offset the gains or losses on the underlying net exposures, assets and liabilities being hedged. Management determines the nature and extent of currency hedging activities, and in certain cases, may elect to allow certain currency exposures to remain un-hedged. The Company has also entered into cross-currency swaps and forward contracts, to provide a partial hedge of the net investments in certain subsidiaries and better match the cash flows of operations to debt service requirements. Management estimates the foreign currency impact from these financial instruments at the end of 2011 would have been approximately a $69 million pre-tax loss based on a hypothetical 10% adverse movement in all net derivative currency positions; this effect would occur from depreciation of the foreign currencies relative to the U.S. dollar. The Company follows risk management policies in executing derivative financial instrument transactions, and does not use such instruments for speculative purposes. The Company does not hedge the translation of its non-U.S. dollar earnings in foreign subsidiaries.

As mentioned above, the Company routinely has cross-border trade and affiliate flows that cause a "transactional" impact on earnings from foreign exchange rate movements. The Company is also exposed to currency fluctuation volatility from the translation of foreign earnings into U.S. dollars. It is more difficult to quantify the transactional effects from currency fluctuations than the translational effects. Aside from the use of derivative instruments which may be used to mitigate some of the exposure, transactional effects can potentially be influenced by actions the Company may take; for example, if an exposure occurs from a European entity sourcing product from a U.S. supplier it may be possible to change to a European supplier. Management estimates the combined translational and transactional impact of a 10% overall movement in exchange rates is approximately $101 million, or $0.59 per diluted share. The effect of foreign currency translation on diluted earnings per share from continuing operations was approximately $0.17 favorable in 2011, $0.14 favorable in 2010, and $0.04 unfavorable in 2009.

The Company's exposure to interest rate risk results from its outstanding debt and derivative obligations, short-term investments, and derivative financial instruments employed in the management of its debt portfolio. The debt portfolio including both trade and affiliate debt, is managed to achieve capital structure targets and reduce the overall cost of borrowing by using a combination of fixed and floating rate debt as well as interest rate swaps, and cross-currency swaps.

The Company's primary exposure to interest rate risk comes from its floating rate debt and derivatives in the U.S. and is fairly represented by changes in LIBOR rates. At December 31, 2011, the impact of a hypothetical 10% increase in the interest rates associated with the Company's floating rate derivative and debt instruments would have an immaterial effect on the Company's financial position and results of operations.

The Company has exposure to commodity prices in many businesses, particularly brass, nickel, resin, aluminum, copper, zinc, steel, and energy used in the production of finished goods. Generally, commodity price exposures are not hedged with derivative financial instruments, but instead are actively managed through customer product and service pricing actions, procurement-driven cost reduction initiatives and other productivity improvement projects. The Company experienced inflation, primarily commodity related, of approximately $236 million and $70 million in 2011 and 2010 respectively, while it experienced mild deflation in 2009. Price erosion has also occurred in 2011 and 2010, in addition to inflation, with the cumulative unfavorable impact exceeding $320 million. The impact of inflation is expected to continue in 2012, with cost and pricing actions being aggressively pursued to offset any adverse impact on operations.

Fluctuations in the fair value of the Company's common stock affect domestic retirement plan expense as discussed in the ESOP section of MD&A. Additionally, the Company has $30 million of liabilities as of December 31, 2011 pertaining to unfunded defined contribution plans for certain U.S. employees for which there is mark-to-market exposure.

The assets held by the Company's defined benefit plans are exposed to fluctuations in the market value of securities, primarily global stocks and fixed-income securities. The funding obligations for these plans would increase in the event of adverse changes in the plan asset values, although such funding would occur over a period of many years. In 2011, 2010 and 2009, there were $119 million, $138 million and $48 million in investment returns on pension plan assets, respectively. The Company expects funding obligations on its defined benefit plans to be approximately $110 million in 2012. The Company employs diversified asset allocations to help mitigate this risk. Management has worked to minimize this exposure by freezing and terminating defined benefit plans where appropriate.

The Company has access to financial resources and borrowing capabilities around the world. There are no instruments within the debt structure that would accelerate payment requirements due to a change in credit rating.

The Company's existing credit facilities and sources of liquidity, including operating cash flows, are considered more than adequate to conduct business as normal. Accordingly, based on present conditions and past history, management believes it is unlikely that operations will be materially affected by any potential deterioration of the general credit markets that may occur. The Company believes that its strong financial position, operating cash flows, committed long-term credit facilities and borrowing capacity, and ready access to equity markets provide the financial flexibility necessary to continue its record of annual dividend payments, to invest in the routine needs of its businesses, to make strategic acquisitions and to fund other initiatives encompassed by its growth strategy and maintain its strong investment grade credit ratings.

OTHER MATTERS

Employee Stock Ownership Plan As detailed in Note L, Employee Benefit Plans, of the Notes to the Consolidated Financial Statements, the Company has an ESOP under which the ongoing U.S. Cornerstone and 401(K) defined contribution plans are funded. Overall ESOP expense is affected by the market value of the Company's stock on the monthly dates when shares are released, among other factors. The Company's net ESOP activity resulted in expense of $28.4 million in 2011, expense of $3.4 million in 2010 and income of $8.0 million in 2009. The ESOP expense increased in 2011 compared to 2010 due to the merger of Black & Decker U.S. defined contribution plan into the ESOP in 2011. The ESOP income in 2009 stems from the suspension of the Cornerstone benefits and the reduction of the 401(K) match, as a percentage of employee contributions, as part of cost saving actions. ESOP expense could increase in the future if the market value of the Company's common stock declines.

CRITICAL ACCOUNTING ESTIMATES — Preparation of the Company's Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Significant accounting policies used in the preparation of the Consolidated Financial Statements are described in Note A, Significant Accounting Policies. Management believes the most complex and sensitive judgments, because of their significance to the Consolidated Financial Statements, result primarily from the need to make estimates about the effects of matters with inherent uncertainty. The most significant areas involving management estimates are described below. Actual results in these areas could differ from management's estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS — The Company's estimate for its allowance for doubtful accounts related to trade receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, a specific reserve is established for individual accounts where information indicates the customers may have an inability to meet financial obligations. In these cases, management uses its judgment, based on the surrounding facts and circumstances, to record a specific reserve for those customers against amounts due to reduce the receivable to the amount expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received. Second, a reserve is determined for all customers based on a range of percentages applied to receivable aging categories. These percentages are based on historical collection and write-off experience.

If circumstances change, for example, due to the occurrence of higher than expected defaults or a significant adverse change in a major customer's ability to meet its financial obligation to the Company, estimates of the recoverability of receivable amounts due could be reduced.

INVENTORIES — LOWER OF COST OR MARKET, SLOW MOVING AND OBSOLETE — Inventories in the U.S. are predominantly valued at the lower of LIFO cost or market, while non-U.S. inventories are valued at the lower of FIFO cost or market. The calculation of LIFO reserves, and therefore the net inventory valuation, is affected by inflation and deflation in inventory components. The Company ensures all inventory is valued at the lower of cost or market, and continually reviews the carrying value of discontinued product lines and stock-keeping-units ("SKUs") to determine that these items are properly valued. The Company also continually evaluates the composition of its inventory and identifies obsolete and/or slow-moving inventories. Inventory items identified as obsolete and/or slow-moving are evaluated to determine if write-downs are required. The Company assesses the ability to dispose of these inventories at a price greater than cost. If it is determined that cost is less than market value, cost is used for inventory valuation. If market value is less than cost, the Company writes down the related inventory to that value. If a write down to the current market value is necessary, the market value cannot be greater than the net realizable value, or ceiling (defined as selling price less costs to sell and dispose), and cannot be lower than the net realizable value less a normal profit margin, also called the floor. If the Company is not able to achieve its expectations regarding net realizable value of inventory at its current value, further write-downs would be recorded.

GOODWILL AND INTANGIBLE ASSETS — The Company acquires businesses in purchase transactions that result in the recognition of goodwill and intangible assets. The determination of the value of intangible assets requires management to make estimates and assumptions. In accordance with Accounting Standards Codification ("ASC") 350-20 "Goodwill" acquired goodwill and indefinite-lived intangible assets are not amortized but are subject to impairment testing at least annually and when an event occurs or circumstances change that indicate it is more likely than not an impairment exists. Definite lived intangible assets are amortized and are tested for impairment when appropriate. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. The Company reported $6.920 billion of goodwill, $1.633 billion of indefinite-lived trade names and $1.484 billion of definite-lived intangibles at December 31, 2011.

Management tests goodwill for impairment at the reporting unit level. A reporting unit is an operating segment as defined in ASC 280, "Segment Reporting," or one level below an operating segment (component level) as determined by the availability of discrete financial information that is regularly reviewed by operating segment management or an aggregate of component levels of a reportable operating segment having similar economic characteristics. If the carrying value of a reporting unit (including the value of goodwill) is greater than its fair value, an impairment may exist. An impairment charge would be recorded to the extent that the recorded value of goodwill exceeded the implied fair value.

The Company assesses the fair value of its reporting units based on a discounted cash flow valuation model. The key assumptions used are discount rates and perpetual growth rates applied to cash flow projections. Also inherent in the discounted cash flow valuation are near-term revenue growth rates over the next five years. These assumptions contemplate business, market and overall economic conditions. The fair value of indefinite-lived trade names is also assessed using a discounted cash flow valuation model. The key assumptions used include discount rates, royalty rates, and perpetual growth rates applied to the projected sales.

As required by the Company's policy, goodwill and indefinite-lived trade names were tested for impairment in the third quarter of 2011. Based on this testing, the Company determined that the fair value of its reporting units and indefinite-lived trade names exceeded their carrying values. The discount rates used in testing goodwill ranged from 8.5% to 11.5%. The near term growth rates and perpetual growth rates, which varied for each reporting unit, ranged from approximately 3% to 10% and 2% to 4%, respectively. Management performed sensitivity analyses on the fair values resulting from the discounted cash flows valuation utilizing more conservative assumptions that reflect reasonably likely future changes in the discount rate and perpetual growth rate in all reporting units. The discount rate was decreased by 100 basis points with no impairment indicated. The perpetual growth rates were decreased by 150 basis points with no impairment indicated. Based upon the Company's 2011 annual impairment testing analysis, including the consideration of reasonably likely adverse changes in assumptions described above, management believes it is not reasonably likely that an impairment will occur in any of the reporting units over the next twelve months.

In the event that the Company's operating results in the future do not meet current expectations, management, based upon conditions at the time, would consider taking restructuring or other actions as necessary to maximize profitability. Accordingly, the above sensitivity analysis, while a useful tool, should not be used as a sole predictor of impairment. A thorough analysis of all the facts and circumstances existing at that time would need to be performed to determine if recording an impairment loss was appropriate.

DEFINED BENEFIT OBLIGATIONS — The valuation of pension and other postretirement benefits costs and obligations is dependent on various assumptions. These assumptions, which are updated annually, include discount rates, expected return on plan assets, future salary increase rates, and health care cost trend rates. The Company considers current market conditions, including interest rates, to establish these assumptions. Discount rates are developed considering the yields available on high-quality fixed income investments with maturities corresponding to the duration of the related benefit obligations. The Company's weighted-average discount rates for the United States and international pension plans were 4.25% and 5.0%, respectively at December 31, 2011.

The Company's weighted-average discount rate for both the United States and international pension plans was 5.25% at January 1, 2011. As discussed further in Note L, Employee Benefit Plans, of the Notes to Consolidated Financial Statements, the Company develops the expected return on plan assets considering various factors, which include its targeted asset allocation percentages, historic returns, and expected future returns. For 2011 net periodic benefit cost the Company's expected rate of return assumption was 7.0% for both United States and international plans. The Company will use a 6.25% expected rate of return assumption for 2012 net periodic benefit cost reflecting a relatively higher proportion of fixed income plan assets. A 25 basis point reduction in the expected rate of return assumption would increase 2012 net periodic benefit cost by approximately $4 million, pre-tax.

The Company believes that the assumptions used are appropriate; however, differences in actual experience or changes in the assumptions may materially affect the Company's financial position or results of operations. To the extent that actual (newly measured) results differ from the actuarial assumptions, the difference is recognized in accumulated other comprehensive income, and, if in excess of a specified corridor, amortized over future periods. The expected return on plan assets is determined using the expected rate of return and the fair value of plan assets. Accordingly, market fluctuations in the fair value of plan assets can affect the net periodic benefit cost in the following year. The projected benefit obligation for defined benefit plans exceeded the fair value of plan assets by $758 million at December 31, 2011. A 25 basis point reduction in the discount rate would have increased the projected benefit obligation by approximately $87 million at December 31, 2011. The primary Black & Decker U.S pension and post employment benefit plans were curtailed in late 2010, as well as the only material Black & Decker international plan, and in their place the Company implemented defined contribution benefit plans. As of December 31, 2011, 83% of the projected benefit obligation pertains to plans that have been frozen; the remaining defined benefit plans that are not frozen are predominantly small domestic union plans and those that are statutorily mandated in certain international jurisdictions. The Company recognized $32 million of defined benefit plan expense in 2011, which may fluctuate in future years depending upon various factors including future discount rates and actual returns on plan assets.

ENVIRONMENTAL — The Company incurs costs related to environmental issues as a result of various laws and regulations governing current operations as well as the remediation of previously contaminated sites. Future laws and regulations are expected to be increasingly stringent and will likely increase the Company's expenditures related to routine environmental matters.

The Company's policy is to accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The amount of liability recorded is based on an evaluation of currently available facts with respect to each individual site and includes such factors as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The liabilities recorded do not take into account any claims for recoveries from insurance or third parties. As assessments and remediation progress at individual sites, the amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available.

As of December 31, 2011, the Company had reserves of $165 million for remediation activities associated with Company-owned properties as well as for Superfund sites, for losses that are probable and estimable. The range of environmental remediation costs that is reasonably possible is $140 million to $355 million which is subject to change in the near term. The Company may be liable for environmental remediation of sites it no longer owns. Liabilities have been recorded on those sites in accordance with this policy.

INCOME TAXES — Income taxes are accounted for in accordance with ASC 740, Accounting for Income Taxes, which requires that deferred tax assets and liabilities be recognized, using enacted tax rates, for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Deferred tax assets, including net operating losses, are reduced by a valuation allowance if it is *"more likely than not"* that some portion or all of the deferred tax assets will not be realized.

In assessing the need for a valuation allowance, the Company considers all positive and negative evidence including; estimates of future taxable income, considering the feasibility of ongoing tax planning strategies, the reliability of tax loss carry-forwards and the future reversal of existing temporary differences. Valuation allowances related to deferred tax assets can be impacted by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event the Company were to determine that it would not be able to realize all or a portion of its deferred tax assets in the future, the unrealizable amount would be charged to earnings in the period in which that determination is made. By contrast, if the Company were to determine that it would be able to realize deferred tax assets in the future in excess of the net carrying amounts, it would decrease the recorded valuation allowance through a favorable adjustment to earnings in the period in which that determination is made.

The company is subject to tax in a number of locations, including many state and foreign jurisdictions. Significant judgment is required when calculating our worldwide provision for income taxes. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. It is reasonably possible that the amount of the unrecognized benefit with respect to certain of our unrecognized tax positions will significantly increase or decrease within the next 12 months. These changes may be the result of settlement of ongoing audits or final decisions in transfer pricing matters. The Company periodically assesses its liabilities and contingencies for all tax years still under audit based on the most current available information, which involves inherent uncertainty. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. The Company recognizes interest and penalties associated with uncertain tax positions as a component of income taxes in the Consolidated Statement of Operations. See Note Q, Income Taxes, of the Notes to the Consolidated Financial Statements for further discussion.

RISK INSURANCE — To manage its insurance costs efficiently, the Company self insures for certain U.S. business exposures and generally has low deductible plans internationally. For domestic workers' compensation, automobile and product liability (liability for alleged injuries associated with the Company's products), the Company generally purchases outside insurance coverage only for severe losses ("stop loss" insurance) and these lines of insurance involve the most significant accounting estimates. While different stop loss deductibles exist for each of these lines of insurance, the maximum stop loss deductible is set at no more than $5 million per occurrence and $49 million in the aggregate per annum. The process of establishing risk insurance reserves includes consideration of actuarial valuations that reflect the Company's specific loss history, actual claims reported, and industry trends among statistical and other factors to estimate the range of reserves required. Risk insurance reserves are comprised of specific reserves for individual claims and additional amounts expected for development of these claims, as well as for incurred but not yet reported claims discounted to present value. The cash outflows related to risk insurance claims are expected to occur over a maximum of 13 years. The Company believes the liabilities recorded for these U.S. risk insurance reserves, totaling $112 million and $106 million as of December 31, 2011 and January 1, 2011, respectively, are adequate. Due to judgments inherent in the reserve estimation process it is possible the ultimate costs will differ from this estimate.

WARRANTY — The Company provides product and service warranties which vary across its businesses. The types of warranties offered generally range from one year to limited lifetime, while certain products carry no warranty. Further, the Company sometimes incurs discretionary costs to service its products in connection with product performance issues. Historical warranty and service claim experience forms the basis for warranty obligations recognized. Adjustments are recorded to the warranty liability as new information becomes available. The Company believes the $129 million reserve for expected warranty claims as of December 31, 2011 is adequate, but due to judgments inherent in the reserve estimation process, including forecasting future product reliability levels and costs of repair as well as the estimated age of certain products submitted for claims, the ultimate claim costs may differ from the recorded warranty liability. The Company also establishes a reserve for product recalls on a product-specific basis during the period in which the circumstances giving rise to the recall become known and estimable for both company initiated actions and those required by regulatory bodies.

OFF-BALANCE SHEET ARRANGEMENT

SYNTHETIC LEASES — The Company is a party to synthetic leasing programs for one of its major distribution centers and certain U.S. personal property, predominately vehicles and equipment. The programs qualify as operating leases for accounting purposes, such that only the monthly rent expense is recorded in the Statement of Operations and the liability and value of the underlying assets are off-balance sheet.

These lease programs are utilized primarily to reduce overall cost and to retain flexibility. The cash outflows for lease payments approximate the $6 million of rent expense recognized in fiscal 2011. As of December 31, 2011 the estimated fair value of assets and remaining obligations for these properties were $36 million and $32 million, respectively.

CAUTIONARY STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements contained in this Annual Report on Form 10-K that are not historical, including but not limited to those regarding the Company's ability to: (i) meet its long term financial objectives including: 4-6% organic revenue growth; 10-12% total revenue growth; mid-teens percentage EPS growth; free cash flow greater than or equal to net income; ROCE between 12-15%; continued dividend growth; and a strong investment grade credit rating; (ii) meet its long term capital allocation objectives pertaining to free cash flow including, investing approximately 2/3 in acquisitions and returning approximately 1/3 to shareowners as the Company remains committed to dividend growth and opportunistic share buy backs; (iii) achieve approximately $80 million in cost synergies in connection with the acquisition of Niscayah by the end of 2013; (iv) achieve a benefit of approximately $0.45 of earnings per diluted share (excluding expected acquisition related charges of $60-$80 million) by 2014 as a result of the Niscayah acquisition; (v) achieve $450 million ($485 million on an annualized basis) in cost synergies by the end of 2012 in connection with the integration of Black & Decker which will help fuel future profit growth and facilitate global cost leadership; (vi) achieve $300 million to $400 million in revenue synergies by 2013 resulting from the Merger, which implies a benefit of $0.35 to $0.50 of earnings per diluted share; and (vii) generate full year 2012 diluted earnings per share in the range of $4.71 to $4.97; generate full year 2012 EPS in the range of $5.75 to $6.00 per diluted share (excluding merger & acquisition related charges); and generate free cash flow for 2012 (excluding merger & acquisition related charges and payments) of approximately $1.2 billion (collectively, the "Results"); are "forward looking statements" and subject to risk and uncertainty.

These forward looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. There are a number of risks, uncertainties and important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, the risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied in the forward looking statements include, without limitation, those set forth under Item 1A Risk Factors hereto and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, the Company's other filings with the Securities and Exchange Commission, and those set forth below.

The Company's ability to deliver the Results is dependent, or based, upon: (i) the Company's ability to effectively execute its integration plans to identify and estimate key synergy drivers; achieve the cost and revenue synergies, capitalize on growth opportunities and achieve the anticipated results of the Merger and the Niscayah acquisition; (ii) the Company's success in driving brand expansion, achieving increased access to global markets through established distribution channels and cross selling opportunities; (iii) the ability of the Company to generate organic net sales increase of 1-2% on a pro forma basis (if Niscayah was owned for the full year 2011); (iv) the Company's ability to deliver on proactive cost containment actions; (v) the Company's ability to achieve a tax rate of approximately 22-23% in 2012, creating an ~$0.50 headwind compared to the 2011 rate of 14.0%; (vi) the

Company's ability to limit interest expense to approximate $130 million and other-net to approximate $250 million ($210 million of which is intangible amortization); (vi) obtaining a full year average share count in 2012 of 167.6 million shares (viii) successful identification and consummation of acquisitions, as well as integration of existing businesses, that enhance the Company's growth and long term objectives; (ix) the continued acceptance of technologies used in the Company's products and services; (x) the Company's ability to manage existing Sonitrol and Mac Tools franchisee and distributor relationships; (xi) the Company's ability to minimize costs associated with any sale or discontinuance of a business or product line, including any severance, restructuring, legal or other costs; (xii) the proceeds realized with respect to any business or product line disposals; (xiii) the extent of any asset impairments with respect to any businesses or product lines that are sold or discontinued as well as the Company's ability to test and analyze the possibility of asset impairment; (xiv) the success of the Company's efforts to manage freight costs, steel and other commodity costs; (xv) the Company's ability to sustain or increase prices in order to, among other things, offset or mitigate the impact of steel, freight, energy, non-ferrous commodity and other commodity costs and any inflation increases; (xvi) the Company's ability to generate free cash flow and maintain a strong debt to capital ratio; (xvii) the Company's ability to identify and effectively execute productivity improvements and cost reductions, while minimizing any associated restructuring charges; (xviii) the Company's ability to obtain favorable settlement of routine tax audits; (xix) the ability of the Company to generate earnings sufficient to realize future income tax benefits during periods when temporary differences become deductible; (xx) the continued ability of the Company to access credit and equity markets under satisfactory terms; and (xxi) the Company's ability to negotiate satisfactory payment terms under which the Company buys and sells goods, services, materials and products.

The Company's ability to deliver the Results is also dependent upon: (i) the success of the Company's innovative product development and cross-selling efforts as well as its marketing and sales efforts; (ii) the ability of the Company to maintain or improve production rates in the Company's manufacturing facilities, respond to significant changes in product demand and fulfill demand for new and existing products; (iii) the Company's ability to continue improvements in working capital through effective management of accounts receivable and inventory levels; (iv) the ability to continue successfully managing and defending claims and litigation, including environmental claims and expenses; (v) the success of the Company's efforts to mitigate any cost increases generated by, for example, increases in the cost of energy or significant Chinese Renminbi or other currency appreciation; (vi) the geographic distribution of the Company's earnings; (vii) the Company's investment of revenues in infrastructure improvements; (viii) the commitment to and success of the Stanley Fulfillment System.

The Company's ability to achieve the Results will also be affected by external factors. These external factors include: pricing pressure and other changes within competitive markets; the continued consolidation of customers particularly in consumer channels; inventory management pressures on the Company's customers; the impact the tightened credit markets may have on the Company or its customers or suppliers; the extent to which the Company has to write off accounts receivable or assets or experiences supply chain disruptions in connection with bankruptcy filings by customers or suppliers; increasing competition; changes in laws, regulations and policies that affect the Company, including, but not limited to trade, monetary, tax and fiscal policies and laws; the timing and extent of any inflation or deflation; currency exchange fluctuations; the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and the Company's debt program; the strength of the U.S. and European economies; the extent to which world-wide markets associated with homebuilding and remodeling stabilize and rebound; the impact of events that cause or may cause disruption in the Company's manufacturing, distribution and sales networks such as natural disasters, war, terrorist activities, and political unrest; and recessionary or expansive trends in the economies of the world in which the Company operates, including, but not limited to, the extent and duration of the current recession in the US economy and fluctuations in the securities markets.

Unless required by applicable federal securities laws, the Company undertakes no obligation to publicly update or revise any forward looking statements to reflect events or circumstances that may arise after the date hereof. Investors are advised, however, to consult any further disclosures made on related subjects in the Company's reports filed with the Securities and Exchange Commission.

In addition to the foregoing, some of the agreements included as exhibits to this Annual Report on Form 10-K (whether incorporated by reference to earlier filings or otherwise) may contain representations and warranties, recitals or other statements that appear to be statements of fact. These agreements are included solely to provide investors with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company or the other parties to the agreements. Representations and warranties, recitals, and other common disclosure provisions have been included in the agreements solely for the benefit of the other parties to the applicable agreements and often are used as a means of allocating risk among the parties.

Accordingly, such statements (i) should not be treated as categorical statements of fact; (ii) may be qualified by disclosures that were made to the other parties in connection with the negotiation of the applicable agreements, which disclosures are not necessarily reflected in the agreement or included as exhibits hereto; (iii) may apply standards of materiality in a way that is different from what may be viewed as material by or to investors in or lenders to the Company; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments. Accordingly, representations and warranties, recitals or other disclosures contained in agreements may not describe the actual state of affairs as of the date they were made or at any other time and should not be relied on by any person other than the parties thereto in accordance with their terms. Additional information about the Company may be found in this Annual Report on Form 10-K and the Company's other public filings, which are available without charge through the SEC's website at http://www.sec.gov.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company incorporates by reference the material captioned "Market Risk" in Item 7 and in Note I, Derivative Financial Instruments, of the Notes to Consolidated Financial Statements in Item 8.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Item 15 for an index to Financial Statements and Financial Statement Schedules. Such Financial Statements and Financial Statement Schedules are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The management of Stanley Black & Decker (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

In September 2011, Stanley Black & Decker acquired Niscayah Group AB ("Niscayah") for $984.5 million. Since Stanley Black & Decker has not yet fully incorporated the internal controls and procedures of Niscayah into Stanley Black & Decker's internal control over financial reporting, management excluded this business from its assessment of the effectiveness of internal control over financial reporting as of December 31, 2011. Niscayah accounted for $1,577 million and $978 million of Stanley Black & Decker's total assets and net assets, respectively, as of December 31, 2011 and $303 million and $6 million of revenue and net income, respectively, for the year then ended.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011, with the exception of the previously mentioned Niscayah acquisition. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in Internal Control — Integrated Framework. Management concluded that based on its assessment, the Company's internal control over financial reporting was effective as of December 31, 2011. Ernst & Young LLP, the auditor of the financial statements included in this annual report, has issued an attestation report on the registrant's internal control over financial reporting, a copy of which appears on page 48.

Under the supervision and with the participation of management, including the Company's President and Chief Executive Officer and its Senior Vice President and Chief Financial Officer, the Company has, pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined under Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company's President and Chief Executive Officer and its Senior Vice President and Chief Financial Officer have concluded that, as of December 31, 2011, the Company's disclosure controls and procedures are effective. There has been no change in the Company's internal control over financial reporting that occurred during the fiscal year ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting aside from the previously mentioned acquisition of Niscayah. As part of its ongoing integration activities, the Company is continuing to incorporate its controls and procedures into Niscayah.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item, except for certain information with respect to the Company's Code of Ethics, the identification of the executive officers of the Company and any material changes to the procedures by which security holders may recommend nominees to the Company's Board of Directors, as set forth below, is incorporated herein by reference to the information set forth in the section of the Company's definitive proxy statement (which will be filed pursuant to Regulation 14A under the Exchange Act within 120 days after the close of the Company's fiscal year) under the headings "Information Concerning Nominees for Election as Directors," "Information Concerning Directors Continuing in Office," "Board of Directors," and "Section 16(a) — Beneficial Ownership Reporting Compliance."

In addition to Business Conduct Guidelines that apply to all directors and employees of the Company, the Company has adopted a Code of Ethics that applies to the Company's Chief Executive Officer and all senior financial officers, including the Chief Financial Officer and principal accounting officer. A copy of the Company's Code of Ethics is available on the Company's website at www.stanleyworks.com.

The following is a list of the executive officers of the Company as of February 23, 2012:

Name and Age	Office	Date Elected to Office
John F. Lundgren (60)	President and Chief Executive Officer since March 2010. Chairman and Chief Executive officer (2004). President, European Consumer Products, Georgia-Pacific Corporation (2000).	03/01/04
Donald Allan, Jr. (47)	Senior Vice President & Chief Financial Officer since March 2010. Vice President & Chief Financial Officer (2009); Vice President & Corporate Controller (2002); Corporate Controller (2000); Assistant Controller (1999).	10/24/06
Jeffery D. Ansell (44)	Senior Vice President and Group Executive, Construction and DIY since March 2010. Vice President & President, Stanley Consumer Tools Group; President – Consumer Tools and Storage (2004); President of Industrial Tools & Storage (2002); Vice President – Global Consumer Tools Marketing (2001); Vice President Consumer Sales America (1999).	02/22/06
Nolan D. Archibald (68)	Executive Chairman since March 2010. President and Chief Executive Officer and Chairman of the Board of The Black & Decker Corporation (1990-2010).	03/12/10
Michael A. Bartone (52)	Vice President, Corporate Tax since January 2002.	07/17/09
Bruce H. Beatt (59)	Senior Vice President, General Counsel and Secretary since March 2010. Vice President, General Counsel and Secretary (2000).	10/09/00
D. Brett Bontrager (49)	Senior Vice President and Group Executive, Stanley Security Solutions since March 2010. President, Convergent Security Solutions and Vice President, Business Development (2007); Vice President, Business Development (2004); Director, Business Development (2003).	08/01/08
Jeff Chen (53)	Vice President & President, Asia. Director, Asia Operations (2002); Managing Director, Thailand (1999).	04/27/05
Hubert Davis, Jr. (63)	Senior Vice President & Chief Information Officer/SFS since March 2010. Senior Vice President, Business Transformation (2006); Vice President, Chief Information Officer (June 2000); Chief Information Officer and e-commerce Leader (2000).	05/25/04
Craig A. Douglas (57)	Vice President & Treasurer since January 2002.	07/17/09
Massimo Grassi (50)	President, Stanley Security Solutions Europe. President, Industrial & Automotive Tools (2009); President, Stanley Europe and President Directeur General, Facom (2007); President of Pentair Water EMEA (Pentair Inc. – PNR) (2006).	03/12/10
James M. Loree (53)	Executive Vice President and Chief Operating Officer since January 2009; Executive Vice President Finance and Chief Financial Officer (1999).	07/19/99
Mark J. Mathieu (59)	Senior Vice President, Human Resources since March 2010. Vice President, Human	09/17/97

Name and Age	Office	Date Elected to Office
	Resources (1997).	
Jaime Ramirez (44)	President, Construction & DIY, Latin America, ANZ. President-Latin America, The Black & Decker Corporation (2010); Vice President and General Manager – Latin America The Black & Decker Corporation (2008); Vice President and General Manager – Andean Region The Black & Decker Corporation (2007).	03/12/10
Ben S. Sihota (53)	President, Emerging Markets Group. President-Asia/Pacific, The Black & Decker Corporation (2010); President-Asia, The Black & Decker Corporation (2006).	03/12/10
William S. Taylor (56)	President, Professional Power Tools & Products. Vice President-Global Product Development of the Industrial Products Group, The Black & Decker Corporation (2010); Vice President-Industrial Product Group Development, The Black & Decker Corporation (2009); Vice President-Industrial Products Group Product Development, The Black & Decker Corporation (2008); Vice President/General Manager Industrial Accessories Business, The Black & Decker Corporation (2008); Vice President and General Manager Woodworking Tools, The Black & Decker Corporation (2005).	03/12/10
Michael A. Tyll (55)	President, Engineered Fastening. President, Fastening and Assembly Systems, The Black & Decker Corporation (2010); President, Automotive Division, The Black & Decker Corporation (2006).	03/12/10
John H. Wyatt (53)	President, Construction & DIY, EMEA. President-Europe, Middle East, and Africa of the Power Tools and Accessories, The Black & Decker Corporation (2010); Vice President-Consumer Products (Europe, Middle East and Africa), The Black & Decker Corporation (2008); Managing Director Scotts UK and Iceland for Scotts Miracle Gro (2006).	03/12/10

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the information set forth under the section entitled "Executive Compensation" of the Company's definitive proxy statement, which will be filed pursuant to Regulation 14A under the Exchange Act within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by Item 403 of Regulation S-K, is incorporated herein by reference to the information set forth under the sections entitled "Security Ownership of Certain Beneficial Owners", "Security Ownership of Directors and Officers", and "Executive Compensation", of the Company's definitive proxy statement, which will be filed pursuant to Regulation 14A under the Exchange Act within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

EQUITY COMPENSATION PLAN INFORMATION

Compensation plans under which the Company's equity securities are authorized for issuance at December 31, 2011 follow:

	(A)	(B)	(C)
Plan Category	Number of securities to be issued upon exercise of outstanding options and stock awards	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity compensation plans approved by security holders	14,356,277(1)	$ 52.47(2)	5,452,004(3)
Equity compensation plans not approved by security holders (4)	—	—	—
Total	14,356,277	$ 52.47	5,452,004(3)

(1) Consists of 10,444,660 shares underlying outstanding stock options (whether vested or unvested) with a weighted average exercise price of $52.47 and a weighted average term of 3.49 years; 3,731,007 shares underlying time-vesting restricted stock units that have not yet vested and the maximum number of shares that will be issued pursuant to outstanding long term performance awards if all established goals are met; and 180,610 of shares earned but related to which participants elected deferral of delivery. All stock-based compensation plans are discussed in Note J, Capital Stock, of the Notes to the Consolidated Financial Statements in Item 8.

(2) There is no cost to the recipient for shares issued pursuant to time-vesting restricted stock units or long term performance awards. Because there is no strike price applicable to these stock awards they are excluded from the weighted-average exercise price which pertains solely to outstanding stock options.

(3) Consists of 2,808,891 of shares available for purchase under the employee stock purchase plan ("ESPP") at the election of employees and 2,643,113 securities available for future grants by the board of directors under stock-based compensation plans.

(4) There is a non-qualified deferred tax savings plan for highly compensated salaried employees which mirrors the qualified plan provisions, but was not specifically approved by security holders. U.S. employees are eligible to contribute from 1% to 15% of their salary to a tax deferred savings plan as described in the ESOP section of Item 8 Note L, Employee Benefit Plans, to the Consolidated Financial Statements of this Form 10-K. Prior to 2010 and in 2011, Stanley contributed an amount equal to one half of the employee contribution up to the first 7% of salary. In 2009, an employer match benefit was provided under the plan equal to one-quarter of each employee's tax-deferred contribution up to the first 7% of their compensation. The investment of the employee's contribution and the Company's contribution was controlled by the employee participating in the plan and may include an election to invest in Company stock. The same matching arrangement was provided for highly compensated salaried employees in the "non-qualified" plan, except that the arrangement for these employees is outside of the ESOP, and is not funded in advance of distributions. Shares of the Company's common stock may be issued at the time of a distribution from the plan. The number of securities remaining available for issuance under the plan at December 31, 2011 is not determinable, since the plan does not authorize a maximum number of securities.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Items 404 and 407(a) of Regulation S-K is incorporated by reference to the information set forth under the section entitled "Board of Directors — Related Party Transactions" of the Company's definitive proxy statement, which will be filed pursuant to Regulation 14A under the Exchange Act within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 9(e) of Schedule 14A is incorporated herein by reference to the information set forth under the section entitled "Fees of Independent Auditors" of the Company's definitive proxy statement, which will be filed pursuant to Regulation 14A under the Exchange Act within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Index to documents filed as part of this report:

1. and 2. Financial Statements and Financial Statement Schedules.

The response to this portion of Item 15 is submitted as a separate section of this report beginning with an index thereto on page 44.

3. Exhibits

See Exhibit Index in this Form 10-K on page 105.

(b) See Exhibit Index in this Form 10-K on page 105.

(c) The response in this portion of Item 15 is submitted as a separate section of this Form 10-K with an index thereto beginning on page 44.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANLEY BLACK & DECKER, INC.

By: /s/ John F. Lundgren
John F. Lundgren, President
and Chief Executive Officer

Date: February 23, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John F. Lundgren John F. Lundgren	President and Chief Executive Officer and Director	February 23, 2012
/s/ Donald Allan, Jr. Donald Allan, Jr.	Senior Vice President and Chief Financial Officer	February 23, 2012
/s/ Jocelyn S. Belisle Jocelyn S. Belisle	Chief Accounting Officer	February 23, 2012
* Nolan D. Archibald	Executive Chairman	February 23, 2012
* John G. Breen	Director	February 23, 2012
* George W. Buckley	Director	February 23, 2012
* Patrick D. Campbell	Director	February 23, 2012
* Carlos M. Cardoso	Director	February 23, 2012
* Virgis W. Colbert	Director	February 23, 2012
* Robert B. Coutts	Director	February 23, 2012
* Benjamin H. Griswold, IV	Director	February 23, 2012
* Eileen S. Kraus	Director	February 23, 2012
* Anthony Luiso	Director	February 23, 2012

* _______________________Director Marianne M. Parrs	February 23, 2012
* _______________________Director Robert L. Ryan	February 23, 2012

*By: /s/ Bruce H. Beatt
Bruce H. Beatt
(As Attorney-in-Fact)

FORM 10-K
ITEM 15(a) (1) AND (2)
STANLEY BLACK & DECKER, INC. AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

All other schedules are omitted because either they are not applicable or the required information is shown in the financial statements or the notes thereto.

Schedule II — Valuation and Qualifying Accounts
Stanley Black & Decker, Inc. and Subsidiaries
Fiscal years ended December 31, 2011, January 1, 2011, and January 2, 2010
(Millions of Dollars)

	Beginning Balance	ADDITIONS: Charged to Costs and Expenses	ADDITIONS: Charged To Other Accounts(b)(c)	(a) Deductions	Ending Balance
Allowance for Doubtful Accounts:					
Year Ended 2011	$ 55.4	$ 15.9	$ 5.6	$ (13.0)	$ 63.9
Year Ended 2010	$ 31.2	$ 10.6	$ 24.6	$ (11.0)	$ 55.4
Year Ended 2009	$ 39.9	$ 13.6	$ (0.5)	$ (21.8)	$ 31.2
Tax Valuation Allowance:					
Year Ended 2011	$ 265.8	$ 75.3	$ 2.5	$ (34.9)	$ 308.7
Year Ended 2010	$ 24.4	$ 46.9	$ 199.1	$ (4.6)	$ 265.8
Year Ended 2009	$ 23.5	$ 2.4	$ 0.7	$ (2.2)	$ 24.4

(a) With respect to the allowance for doubtful accounts, deductions represent amounts charged-off less recoveries of accounts previously charged-off.

(b) Amounts represent the impact of foreign currency translation, acquisitions and net transfers to /from other accounts.

(c) For 2010, amount primarily represents beginning tax valuation allowance as adjusted from the Merger.

Amounts in the table above have been recast from prior year to reflect the three divested businesses that were classified as discontinued operations during 2011.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Stanley Black & Decker, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

In September 2011, Stanley Black & Decker acquired Niscayah Group AB ("Niscayah") for $984.5 million. Since Stanley Black & Decker has not yet fully incorporated the internal controls and procedures of Niscayah into Stanley Black & Decker's internal control over financial reporting, management excluded this business from its assessment of the effectiveness of internal control over financial reporting as of December 31, 2011. Niscayah accounted for $1,577 million and $978 million of Stanley Black & Decker's total assets and net assets, respectively, as of December 31, 2011 and $303 million and $6 million of revenue and net income, respectively, for the year then ended.

Management has assessed the effectiveness of Stanley Black & Decker Inc.'s internal control over financial reporting as of December 31, 2011, with the exception of the aforementioned Niscayah acquisition. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in Internal Control — Integrated Framework. Management concluded that based on its assessment, Stanley Black & Decker, Inc.'s internal control over financial reporting was effective as of December 31, 2011. Ernst & Young LLP, the auditor of the financial statements included in this annual report, has issued an attestation report on the registrant's internal control over financial reporting, a copy of which appears on page 48.

/s/ John F. Lundgren

John F. Lundgren, President and Chief Executive Officer

/s/ Donald Allan Jr.

Donald Allan Jr., Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Stanley Black & Decker, Inc.

We have audited the accompanying consolidated balance sheets of Stanley Black & Decker, Inc. and subsidiaries (the "Company") as of December 31, 2011 and January 1, 2011, and the related consolidated statements of operations, changes in shareowners' equity, and cash flows for each of the three fiscal years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2011 and January 1, 2011, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2012 expressed an unqualified opinion thereon.

Hartford, Connecticut
February 23, 2012

/s/ Ernst &Young, LLP

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Stanley Black & Decker, Inc.

We have audited Stanley Black & Decker, Inc. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Niscayah Group AB, which is included in the 2011 consolidated financial statements of Stanley Black & Decker, Inc. and subsidiaries and constituted $1,577 million and $978 million of total and net assets, respectively, as of December 31, 2011 and $303 million and $6 million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Stanley Black & Decker, Inc. and subsidiaries also did not include an evaluation of the internal control over financial reporting of Niscayah Group AB.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2011 and January 1, 2011, and the related consolidated statements of operations, changes in shareowners' equity, and cash flows for each of the three fiscal years in the period ended December 31, 2011 and our report dated February 23, 2012 expressed an unqualified opinion thereon.

Hartford, Connecticut
February 23, 2012

/s/ Ernst &Young, LLP

Consolidated Statements of Operations
Fiscal years ended December 31, 2011, January 1, 2011, and January 2, 2010
(In Millions of Dollars, except per share amounts)

	2011	2010	2009
Net Sales	**$ 10,376.4**	$ 8,343.9	$ 3,682.6
Costs and Expenses			
Cost of sales	**$ 6,582.9**	$ 5,409.1	$ 2,190.2
Selling, general and administrative	**2,536.0**	2,142.8	1,002.2
Provision for doubtful accounts	**15.9**	10.6	13.6
Other-net	**277.5**	199.1	138.4
Restructuring charges and asset impairments	**71.0**	241.9	38.8
Gain on debt extinguishment	—	—	(43.8)
Interest income	**(27.0)**	(9.3)	(3.1)
Interest expense	**140.3**	109.9	63.7
	$ 9,596.6	$ 8,104.1	$ 3,400.0
Earnings from continuing operations before income taxes	**779.8**	239.8	282.6
Income taxes on continuing operations	**88.6**	37.7	55.0
Earnings from continuing operations	**$ 691.2**	$ 202.1	$ 227.6
Less: Net (loss) earnings attributable to non-controlling interests	**(0.1)**	—	2.0
Net earnings from continuing operations attributable to common shareowners	**691.3**	202.1	225.6
Loss from discontinued operations before income taxes	**(16.5)**	(2.6)	(5.0)
Income taxes (benefit) on discontinued operations	**0.2**	1.3	(3.7)
Net loss from discontinued operations	**$ (16.7)**	$ (3.9)	$ (1.3)
Net Earnings Attributable to Common Shareowners	**$ 674.6**	$ 198.2	$ 224.3
Basic earnings (loss) per share of common stock:			
Continuing operations	**$ 4.16**	$ 1.37	$ 2.82
Discontinued operations	**(0.10)**	(0.03)	(0.01)
Total basic earnings per share of common stock	**$ 4.06**	$ 1.34	$ 2.81
Diluted earnings (loss) per share of common stock:			
Continuing operations	**$ 4.06**	$ 1.35	$ 2.81
Discontinued operations	**(0.10)**	(0.03)	(0.01)
Total diluted earnings per share of common stock	**$ 3.97**	$ 1.32	$ 2.79

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
December 31, 2011 and January 1, 2011
(Millions of Dollars)

	2011	2010
Assets		
Current Assets		
Cash and cash equivalents	$ 906.9	$ 1,742.8
Accounts and notes receivable, net	1,553.2	1,399.7
Inventories, net	1,438.6	1,262.0
Prepaid expenses	209.0	222.9
Other current assets	215.0	223.8
Total Current Assets	4,322.7	4,851.2
Property, Plant and Equipment, net	1,250.9	1,156.0
Goodwill	6,920.1	5,937.0
Customer Relationships, net	1,179.1	887.2
Trade Names, net	1,809.8	1,826.8
Other Intangible Assets, net	128.1	142.4
Other Assets	338.3	338.8
Total Assets	$ 15,949.0	$ 15,139.4
Liabilities and Shareowners' Equity		
Current Liabilities		
Short-term borrowings	$ 0.2	$ 1.6
Current maturities of long-term debt	526.4	416.1
Accounts payable	1,312.6	990.7
Accrued expenses	1,429.3	1,339.0
Total Current Liabilities	3,268.5	2,747.4
Long-Term Debt	2,925.8	3,018.1
Deferred Taxes	905.0	898.4
Post-retirement Benefits	724.1	642.4
Other Liabilities	1,058.8	763.4
Commitments and Contingencies (Notes R and S)	—	—
Shareowners' Equity		
Stanley Black & Decker, Inc. Shareowners' Equity		
Preferred stock, without par value:		
Authorized and unissued 10,000,000 shares	—	—
Common stock, par value $2.50 per share:		
Authorized 300,000,000 shares in 2011 and 2010		
Issued 176,091,572 shares in 2011 and 2010	440.7	440.7
Retained earnings	2,707.3	2,301.8
Additional paid in capital	4,581.3	4,885.7
Accumulated other comprehensive loss	(349.2)	(116.3)
ESOP	(68.5)	(74.5)
	7,311.6	7,437.4
Less: cost of common stock in treasury (7,044,611 shares in 2011 and 9,744,142 shares in 2010)	(308.0)	(420.4)
Stanley Black & Decker, Inc. Shareowners' Equity	7,003.6	7,017.0
Non-controlling interests	63.2	52.7
Total Shareowners' Equity	7,066.8	7,069.7
Total Liabilities and Shareowners' Equity	$ 15,949.0	$ 15,139.4

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Fiscal years ended December 31, 2011, January 1, 2011, and January 2, 2010
(Millions of Dollars)

	2011	2010	2009
Operating Activities:			
Net earnings attributable to common shareowners	**$ 674.6**	$ 198.2	$ 224.3
Add: net loss from discontinued operations	**16.7**	3.9	1.3
Add: net (loss) earnings attributable to non-controlling interests	**(0.1)**	—	2.0
Net earnings from continuing operations	**$ 691.2**	$ 202.1	$ 227.6
Adjustments to reconcile net earnings to cash provided by operating activities:			
Depreciation and amortization of property, plant and equipment	**228.5**	203.4	95.5
Amortization of intangibles	**181.6**	145.3	104.6
Inventory step-up amortization	**0.8**	173.5	—
Asset impairments	**0.6**	24.1	6.8
Stock-based compensation expense	**68.9**	85.1	20.7
Provision for doubtful accounts	**15.9**	10.6	13.6
Income tax settlements	**(73.4)**	(36.2)	(8.8)
Debt-fair value amortization	**(34.1)**	(37.9)	—
Other non-cash items	**(12.6)**	(0.1)	(7.8)
Changes in operating assets and liabilities:			
Accounts receivable	**10.1**	22.5	130.5
Inventories	**(90.2)**	35.3	152.8
Accounts payable	**214.2**	77.3	(57.3)
Accrued expenses	**(3.8)**	52.9	(62.0)
Other current assets	**28.4**	18.7	(24.8)
Long-term receivables	**(21.1)**	(14.6)	(24.4)
Defined benefit liabilities	**(130.5)**	(276.9)	(17.4)
Other long-term liabilities	**(119.5)**	39.2	18.3
Other long-term assets	**43.9**	15.0	(31.1)
Net cash provided by operating activities	**998.9**	739.3	536.8
Investing Activities:			
Capital expenditures	**(302.1)**	(185.5)	(93.4)
Proceeds from sales of assets	**29.4**	11.0	2.5
Business acquisitions, net of cash acquired	**(1,179.6)**	(550.3)	(24.3)
Proceeds from sales of businesses	**27.1**	—	—
Cash acquired from Black & Decker	—	949.4	—
Undesignated interest rate swap terminations	**(3.1)**	30.1	—
Proceeds from net investment hedge settlements	—	43.9	—
Payments on net investment hedge settlements	**(36.0)**	(29.0)	—
Net cash (used in) provided by investing activities	**(1,464.3)**	269.6	(115.2)
Financing Activities:			
Payments on long-term debt	**(403.2)**	(515.8)	(64.5)
Proceeds from debt issuance	**421.0**	1,009.8	—
Net repayments on short-term borrowings	**(199.4)**	(263.6)	(119.9)
Stock purchase contract fees	**(3.2)**	(7.7)	(15.2)
Purchase of common stock for treasury	**(11.1)**	(4.9)	(2.6)
Net premium paid for equity option	**(19.6)**	(50.3)	(9.2)
Termination of forward starting interest rate swap	—	(48.4)	—
Proceeds from issuance of common stock	**119.6**	396.1	61.2
Cash dividends on common stock	**(275.9)**	(201.6)	(103.6)
Other	—	—	4.8
Net cash (used in) provided by financing activities	**(371.8)**	313.6	(249.0)
Effect of exchange rate changes on cash	**1.3**	22.2	13.9
(Decrease) Increase in cash and cash equivalents	**(835.9)**	1,344.7	186.5
Cash and cash equivalents, beginning of year	**1,742.8**	398.1	211.6
Cash and cash equivalents, end of year	**$ 906.9**	$ 1,742.8	$ 398.1

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareowners' Equity
Fiscal years ended December 31, 2011, January 1, 2011, and January 2, 2010
(Millions of Dollars, Except Per Share Amounts)

	Common Stock	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	ESOP	Treasury Stock	Non-Controlling Interests	Shareowners' Equity
Balance January 3, 2009	230.9	91.5	2,199.9	(152.0)	(87.2)	(576.8)	18.5	1,724.8
Comprehensive income:								
Net earnings			224.3				2.0	226.3
Currency translation adjustment and other				77.1				77.1
Change in pension, net of tax				(1.6)				(1.6)
Total comprehensive income			224.3	75.5			2.0	301.8
Cash dividends declared — $1.30 per share			(103.6)					(103.6)
Issuance of common stock		(6.9)	(27.1)			95.1		61.1
Repurchase of common stock (62,336 shares)						(2.6)		(2.6)
Net premium paid and settlement of equity option		16.2				(25.4)		(9.2)
Formation of joint venture							4.9	4.9
Other, stock-based compensation related		20.7						20.7
Tax benefit related to stock options exercised		5.2						5.2
ESOP and related tax benefit			2.0		6.4			8.4
Balance January 2, 2010	**230.9**	**126.7**	**2,295.5**	**(76.5)**	**(80.8)**	**(509.7)**	**25.4**	**2,011.5**
Comprehensive income:								
Net earnings			198.2				—	198.2
Currency translation adjustment and other				(6.9)				(6.9)
Cash flow hedge, net of tax				(54.9)				(54.9)
Change in pension, net of tax				22.0				22.0
Total comprehensive income			198.2	(39.8)			—	158.4
Cash dividends declared — $1.34 per share			(193.9)					(193.9)
Equity purchase contracts — stock issuance	12.9	307.1						320.0
Issuance of common stock		(30.2)				95.5		65.3
Black & Decker consideration paid	196.9	4,458.9				0.4		4,656.2
Repurchase of common stock (79,357 shares)						(4.9)		(4.9)
Convertible equity — offering fees		(13.6)						(13.6)
Convertible equity — non-cash stock contract fees		(14.9)						(14.9)
Net premium paid and settlement of equity option		(48.6)				(1.7)		(50.3)
Non-controlling interest buyout		0.7					(1.6)	(0.9)
Non-controlling interests of acquired businesses							28.9	28.9
Other, stock-based compensation related		85.0						85.0
Tax benefit related to stock options exercised		14.6						14.6
ESOP and related tax benefit			2.0		6.3			8.3
Balance January 1, 2011	**$ 440.7**	**$ 4,885.7**	**$ 2,301.8**	**$ (116.3)**	**$ (74.5)**	**$ (420.4)**	**$ 52.7**	**$ 7,069.7**
Comprehensive income:								
Net earnings			674.6				(0.1)	674.5
Currency translation adjustment and other				(116.6)				(116.6)
Cash flow hedge, net of tax				(25.7)				(25.7)
Change in pension, net of tax				(90.6)				(90.6)
Total comprehensive income			674.6	(232.9)			(0.1)	441.6
Cash dividends declared — $1.64 per share			(271.3)					(271.3)
Issuance of common stock		(22.4)				123.7		101.3
Forward obligation to purchase treasury shares		(350.0)						(350.0)
Equity purchase contracts - stock issuance		(0.4)						(0.4)
Net premium paid and settlement of equity option		(19.4)				(0.2)		(19.6)
Repurchase of common stock (164,710 shares)						(11.1)		(11.1)
Non-controlling interests of acquired businesses							10.6	10.6
Stock-based compensation related		68.9						68.9
Tax benefit related to stock options exercised		18.9						18.9
ESOP and related tax benefit			2.2		6.0			8.2
Balance December 31, 2011	**$ 440.7**	**$ 4,581.3**	**$ 2,707.3**	**$ (349.2)**	**$ (68.5)**	**$ (308.0)**	**$ 63.2**	**$ 7,066.8**

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

A. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION — The Consolidated Financial Statements include the accounts of Stanley Black & Decker, Inc. and its majority-owned subsidiaries (collectively the "Company") which require consolidation, after the elimination of intercompany accounts and transactions. The Company's fiscal year ends on the Saturday nearest to December 31. There were 52 weeks in the fiscal years 2011, 2010, and 2009.

On March 12, 2010 a wholly owned subsidiary of The Stanley Works was merged with and into The Black & Decker Corporation ("Black & Decker"), with the result that Black & Decker became a wholly owned subsidiary of The Stanley Works (the "Merger"). In connection with the Merger, The Stanley Works changed its name to Stanley Black & Decker, Inc. The results of the operations and cash flows of Black & Decker have been included in the Company's consolidated financial statements from the time of the consummation of the Merger on March 12, 2010 (see Note E, Merger and Acquisitions).

The Company sold three small businesses during 2011 for total cash proceeds of $27.1 million. The largest of these businesses was part of the Company's Industrial segment, with the two smaller businesses being part of the Company's Security segment. The operating results of these three businesses have been reported as discontinued operations in the Consolidated Statement of Operations for all periods presented.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from these estimates.

FOREIGN CURRENCY — For foreign operations with functional currencies other than the U.S. dollar, asset and liability accounts are translated at current exchange rates; income and expenses are translated using weighted-average exchange rates. Translation adjustments are reported in a separate component of shareowners' equity and exchange gains and losses on transactions are included in earnings.

CASH EQUIVALENTS — Highly liquid investments with original maturities of three months or less are considered cash equivalents.

ACCOUNTS AND FINANCING RECEIVABLE — Trade receivables are stated at gross invoice amount less discounts, other allowances and provision for uncollectible accounts. Financing receivables are initially recorded at fair value, less impairments or provisions for credit losses. Interest income earned from financing receivables that are not delinquent is recorded on the effective interest method. The Company considers any financing receivable that has not been collected within 90 days of original billing date as past-due or delinquent. Additionally, the Company considers the credit quality of all past-due or delinquent financing receivables as nonperforming.

ALLOWANCE FOR DOUBTFUL ACCOUNTS — The Company estimates its allowance for doubtful accounts using two methods. First, a specific reserve is established for individual accounts where information indicates the customers may have an inability to meet financial obligations. Second, a reserve is determined for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. Actual write-offs are charged against the allowance when collection efforts have been unsuccessful.

INVENTORIES — U.S inventories are predominantly valued at the lower of Last-In First-Out ("LIFO") cost or market because the Company believes it results in better matching of costs and revenues. Other inventories are valued at the lower of First-In, First-Out ("FIFO") cost or market because LIFO is not permitted for statutory reporting outside the U.S. See Note C, Inventories, for a quantification of the LIFO impact on inventory valuation.

PROPERTY, PLANT AND EQUIPMENT — The Company generally values property, plant and equipment ("PP&E"), including capitalized software, at historical cost less accumulated depreciation and amortization. Costs related to maintenance and repairs which do not prolong the assets useful life are expensed as incurred. Depreciation and amortization are provided using straight-line methods over the estimated useful lives of the assets as follows:

	Useful Life (Years)
Land improvements	10 —20
Buildings	40
Machinery and equipment	3 — 15
Computer software	3 — 5

Leasehold improvements are depreciated over the shorter of the estimated useful life or the term of the lease.

The Company reports depreciation and amortization of property, plant and equipment in cost of sales and selling, general and administrative expenses based on the nature of the underlying assets. Depreciation and amortization related to the production of inventory and delivery of services are recorded in cost of sales. Depreciation and amortization related to distribution center activities, selling and support functions are reported in selling, general and administrative expenses.

The Company assesses its long-lived assets for impairment when indicators that the carrying values may not be recoverable are present. In assessing long-lived assets for impairment, the Company groups its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are generated ("asset group") and estimates the undiscounted future cash flows that are directly associated with and expected to be generated from the use of and eventual disposition of the asset group. If the carrying value is greater than the undiscounted cash flows, an impairment loss must be determined and the asset group is written down to fair value. The impairment loss is quantified by comparing the carrying amount of the asset group to the estimated fair value, which is determined using weighted-average discounted cash flows that consider various possible outcomes for the disposition of the asset group.

GOODWILL AND INTANGIBLE ASSETS — Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Intangible assets acquired are recorded at estimated fair value. Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are tested for impairment annually during the third quarter, and at any time when events suggest an impairment more likely than not has occurred. To assess goodwill for impairment, the Company determines the fair value of its reporting units, which are primarily determined using management's assumptions about future cash flows based on long-range strategic plans. This approach incorporates many assumptions including future growth rates, discount factors and tax rates. In the event the carrying value of a reporting unit exceeded its fair value, an impairment loss would be recognized to the extent the carrying amount of the reporting unit's goodwill exceeded the implied fair value of the goodwill.

Indefinite-lived intangible asset carrying amounts are tested for impairment by comparing to current fair market value, usually determined by the estimated cost to lease the asset from third parties. Intangible assets with definite lives are amortized over their estimated useful lives generally using an accelerated method. Under this accelerated method, intangible assets are amortized reflecting the pattern over which the economic benefits of the intangible assets are consumed. Definite-lived intangible assets are also evaluated for impairment when impairment indicators are present. If the carrying value exceeds the total undiscounted future cash flows, a discounted cash flow analysis is performed to determine the fair value of the asset. If the carrying value of the asset were to exceed the fair value, it would be written down to fair value. No goodwill or other significant intangible asset impairments were recorded during 2011, 2010, or 2009.

FINANCIAL INSTRUMENTS — Derivative financial instruments are employed to manage risks, including foreign currency, interest rate exposures and commodity prices and are not used for trading or speculative purposes. The Company recognizes all derivative instruments, such as interest rate swap agreements, foreign currency options, commodity contracts and foreign exchange contracts, in the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recognized periodically either in earnings or in Shareowners' Equity as a component of other comprehensive income, depending on whether the derivative financial instrument is undesignated or qualifies for hedge accounting, and if so, whether it represents a fair value, cash flow, or net investment hedge. Changes in the fair value of derivatives accounted for as fair value hedges are recorded in earnings in the same caption as the changes in the fair value of the hedged items. Gains and losses on derivatives designated as cash flow hedges, to the extent they are effective, are recorded in other comprehensive income, and subsequently reclassified to earnings to offset the impact of the hedged items when they occur.

In the event it becomes probable the forecasted transaction to which a cash flow hedge relates will not occur, the derivative would be terminated and the amount in other comprehensive income would generally be recognized in earnings. Changes in the fair value of derivatives used as hedges of the net investment in foreign operations, to the extent they are effective, are reported in other comprehensive income and are deferred until the subsidiary is sold. Changes in the fair value of derivatives not designated as hedges under ASC 815 "Derivatives and Hedging" ("ASC 815"), and any portion of a hedge that is considered ineffective, are reported in earnings in the same caption where the hedged items are recognized.

The net interest paid or received on interest rate swaps is recognized as interest expense. Gains and losses resulting from the early termination of interest rate swap agreements are deferred and amortized as adjustments to interest expense over the remaining period of the debt originally covered by the terminated swap.

REVENUE RECOGNITION — *General:* The majority of the Company's revenues result from the sale of tangible products, where revenue is recognized when the earnings process is complete, collectability is reasonably assured, and the risks and rewards of ownership have transferred to the customer, which generally occurs upon shipment of the finished product, but sometimes is upon delivery to customer facilities.

Provisions for customer volume rebates, product returns, discounts and allowances are recorded as a reduction of revenue in the same period the related sales are recorded. Consideration given to customers for cooperative advertising is recognized as a reduction of revenue except to the extent that there is an identifiable benefit and evidence of the fair value of the advertising, in which case the expense is classified as Selling, general, and administrative expense.

Multiple Element Arrangements: Approximately six percent of the Company's revenues are generated by multiple element arrangements, primarily in the Security segment. When a sales agreement involves multiple elements, deliverables are separately identified and consideration is allocated based on their relative selling price in accordance with ASC 605-25, "Revenue Recognition — Multiple-Element Arrangements".

Sales of security monitoring systems may have multiple elements, including equipment, installation and monitoring services. For these arrangements, the Company assesses its revenue arrangements to determine the appropriate units of accounting, and with each deliverable provided under the arrangement considered a separate unit of accounting. Amounts assigned to each unit of accounting are based on an allocation of total arrangement consideration using a hierarchy of estimated selling price for the deliverables. The selling price used for each deliverable will be based on Vendor Specific Objective Evidence ("VSOE") if available, Third Party Evidence ("TPE") if VSOE is not available, or estimated selling price if neither VSOE nor TPE is available. Revenue recognized for equipment and installation is limited to the lesser of their allocated amounts under the estimated selling price hierarchy or the non-contingent up-front consideration received at the time of installation, since collection of future amounts under the arrangement with the customer is contingent upon the delivery of monitoring services.

For short duration and less complex installation contracts revenue is recognized upon contract completion and customer acceptance. The Company's more complex contract sales for the installation of security intruder systems and other construction-related projects are recorded under the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related total cost of the project at completion. The extent of progress toward completion is generally measured using input methods based on labor metrics. Revisions to these estimates as contracts progress have the effect of increasing or decreasing profits each period. Provisions for anticipated losses are made in the period in which they become determinable. The revenue for monitoring and monitoring-related services are recognized as services are rendered over the contractual period.

Customer billings for services not yet rendered are deferred and recognized as revenue as the services are rendered and the associated deferred revenue is included in current liabilities or long-term liabilities, as appropriate.

COST OF SALES AND SELLING, GENERAL & ADMINISTRATIVE — Cost of sales includes the cost of products and services provided reflecting costs of manufacturing and preparing the product for sale. These costs include expenses to acquire and manufacture products to the point that they are allocable to be sold to customers and costs to perform services pertaining to service revenues (e.g. installation of security systems, automatic doors, and security monitoring costs). Cost of sales is primarily comprised of inbound freight, direct materials, direct labor as well as overhead which includes indirect labor, facility and equipment costs. Cost of sales also includes quality control, procurement and material receiving costs as well as internal transfer costs. SG&A costs include the cost of selling products as well as administrative function costs. These expenses generally represent the cost of selling and distributing the products once they are available for sale and primarily include salaries and commissions of the Company's sales force, distribution costs, notably salaries and facility costs, as well as administrative expenses for certain support functions and related overhead.

ADVERTISING COSTS — Television advertising is expensed the first time the advertisement airs, whereas other advertising is expensed as incurred. Advertising costs are classified in SG&A and amounted to $143.8 million in 2011, $120.1 million in 2010, and $29.3 million in 2009. Expense pertaining to cooperative advertising with customers reported as a reduction of net sales was $192.5 million in 2011, $200.0 million in 2010, and $23.3 million in 2009. Cooperative advertising with customers classified as SG&A expense amounted to $7.5 million in 2011, $5.5 million in 2010, and $5.7 million in 2009.

SALES TAXES — Sales and value added taxes collected from customers and remitted to governmental authorities are excluded from Net sales reported in the Consolidated Statements of Operations.

SHIPPING AND HANDLING COSTS — The Company generally does not bill customers for freight. Shipping and handling costs associated with inbound freight are reported in cost of sales. Shipping costs associated with outbound freight are reported as a reduction of net sales and amounted to $184.8 million, $160.4 million, and $86.1 million in 2011, 2010, and 2009, respectively. Distribution costs are classified as SG&A and amounted to $240.4 million, $197.1 million, and $101.0 million in 2011, 2010, and 2009, respectively.

STOCK-BASED COMPENSATION — Compensation cost relating to stock-based compensation grants is recognized on a straight-line basis over the vesting period, which is generally four years. The expense for stock options and restricted stock units awarded to retirement eligible employees (those aged 55 and over, and with 10 or more years of service) is recognized on the grant date, or (if later) by the date they become retirement-eligible.

POSTRETIREMENT DEFINED BENEFIT PLAN — The Company uses the corridor approach to determine expense recognition for each defined benefit pension and other postretirement plan. The corridor approach defers actuarial gains and losses resulting from variances between actual and expected results (based on economic estimates or actuarial assumptions) and amortizes them over future periods. For pension plans, these unrecognized gains and losses are amortized when the net gains and losses exceed 10% of the greater of the market-related value of plan assets or the projected benefit obligation at the beginning of the year. For other postretirement benefits, amortization occurs when the net gains and losses exceed 10% of the accumulated postretirement benefit obligation at the beginning of the year. For ongoing, active plans, the amount in excess of the corridor is amortized on a straight-line basis over the average remaining service period for active plan participants. For plans with primarily inactive participants, the amount in excess of the corridor is amortized on a straight-line basis over the average remaining life expectancy of inactive plan participants.

INCOME TAXES — The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. Any changes in tax rates on deferred tax assets and liabilities are recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent that it is more likely than not that these assets will be realized. In making this determination, Management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event that it is determined that an asset is not more likely that not to be realized, a valuation allowance is recorded against the asset.

The Company records uncertain tax positions in accordance with ASC 740 which requires a two step process, first management determines whether it is more likely than not that a tax position will be sustained based on the technical merits of the position and second, for those tax positions that meet the more likely than not threshold, management recognizes the largest amount of the tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related taxing authority. The Company maintains an accounting policy of recording interest and penalties on uncertain tax positions as a component of the income tax expense on continuing operations in the Consolidated Statement of Operations.

EARNINGS PER SHARE — Basic earnings per share equals net earnings attributable to Stanley Black & Decker, Inc., less earnings allocated to restricted stock units with non-forfeitable dividend rights, divided by weighted-average shares outstanding during the year. Diluted earnings per share include the impact of common stock equivalents using the treasury stock method when the effect is dilutive.

B. ACCOUNTS AND NOTES RECEIVABLE

(Millions of Dollars)	2011	2010
Trade accounts receivable	**$ 1,484.0**	$ 1,322.6
Trade notes receivable	**100.3**	57.1
Other accounts receivable	**32.8**	75.4
Gross accounts and notes receivable	**1,617.1**	1,455.1
Allowance for doubtful accounts	**(63.9)**	(55.4)
Accounts and notes receivable, net	**$ 1,553.2**	$ 1,399.7
Long-term trade notes receivable, net	**$ 131.2**	$ 110.6

Trade receivables are dispersed among a large number of retailers, distributors and industrial accounts in many countries. Adequate reserves have been established to cover anticipated credit losses. Long-term trade financing receivables of $131.2 million and $110.6 million at December 31, 2011 and January 1, 2011, respectively, are reported within Other Assets in the Consolidated Balance Sheets. Financing receivables and long-term financing receivables are predominately related to certain security equipment leases with commercial businesses. Generally, the Company retains legal title to any equipment leases and bears the right to repossess such equipment in an event of default. All financing receivables are interest bearing and the Company has not classified any financing receivables as held-for-sale. Interest income earned from financing receivables that are not delinquent is recorded on the effective interest method. The Company considers any financing receivable that has not been collected within 90 days of original billing date as past-due or delinquent. Additionally, the Company considers the credit quality of all past-due or delinquent financing receivables as nonperforming.

The Company has $43.4 million of accounts receivable for sales contracts accounted for under the percentage of completion method as of December 31, 2011. This balance relates to the Niscayah business acquired in 2011.

In December 2011, the Company extended the terms of its accounts receivable sale program by three years to December 11, 2014. According to the terms of that program the Company is required to sell certain of its trade accounts receivables at fair value to a wholly owned, consolidated, bankruptcy-remote special purpose subsidiary ("BRS"). The BRS, in turn, must sell such receivables to a third-party financial institution ("Purchaser") for cash and a deferred purchase price receivable. The Purchaser's maximum cash investment in the receivables at any time is $100.0 million. The purpose of the program is to provide liquidity to the Company. The Company accounts for these transfers as sales under ASC 860 "Transfers and Servicing". Receivables are derecognized from the Company's Consolidated Balance Sheets when the BRS sells those receivables to the Purchaser. The Company has no retained interests in the transferred receivables, other than collection and administrative responsibilities and its right to the deferred purchase price receivable. At December 31, 2011, the Company did not record a servicing asset or liability related to its retained responsibility, based on its assessment of the servicing fee, market values for similar transactions and its cost of servicing the receivables sold.

At December 31, 2011 and January 1, 2011, $92.1 million and $31.5 million, respectively, of net receivables were derecognized. Gross receivables sold amounted to $1,094.5 million ($966.4 million, net) for the year ended December 31, 2011 and $552.1 million ($492.9 million, net) for the year ended January 1, 2011. These sales resulted in a pre-tax loss of $2.4 million and $1.4 million for the years ended December 31, 2011 and January 1, 2011, respectively. Proceeds from transfers of receivables to the Purchaser totaled $925.2 million and $495.3 million for the years ended December 31, 2011 and January 1, 2011, respectively. Collections of previously sold receivables, including deferred purchase price receivables, and all fees, which are settled one month in arrears, resulted in payments to the Purchaser of $865.3 million and $498.8 million for the years ended December 31, 2011 and January 1, 2011, respectively. Servicing fees amounted to $0.3 million and less than $0.3 million for the years ended December 31, 2011 and January 1, 2011, respectively.

The Company's risk of loss following the sale of the receivables is limited to the deferred purchase price receivable, which was $17.6 million at December 31, 2011 and $13.8 million at January 1, 2011. The deferred purchase price receivable will be repaid in cash as receivables are collected, generally within 30 days, and as such the carrying value of the receivable recorded approximates fair value. Delinquencies and credit losses on receivables sold were $0.8 million for the year ended December 31, 2011 and less than $0.2 million for the year ended January 1, 2011. Cash inflows related to the deferred purchase price receivable totaled $254.7 million for the year ended December 31, 2011 and $174.4 million for the year ended January 1, 2011. All cash flows under the program are reported as a component of changes in accounts receivable within operating activities in the Condensed Consolidated Statements of Cash Flows since all the cash from the Purchaser is either: 1) received upon the initial sale of the receivable; or 2) from the ultimate collection of the underlying receivables and the underlying receivables are not subject to significant risks, other than credit risk, given their short-term nature.

C. INVENTORIES

(Millions of Dollars)	2011	2010
Finished products	$ **1,043.1**	$ 909.8
Work in process	**147.7**	116.4
Raw materials	**247.8**	235.8
Total	$ **1,438.6**	$ 1,262.0

Net inventories in the amount of $504.4 million at December 31, 2011 and $516.6 million at January 1, 2011 were valued at the lower of LIFO cost or market. If the LIFO method had not been used, inventories would have been $75.2 million higher than reported at December 31, 2011 and $67.0 million higher than reported at January 1, 2011. During 2010, inventory quantities increased due to the Merger and resulting addition of Black & Decker inventories ($1.1 billion) resulting in an increment at January 1, 2011.

D. PROPERTY, PLANT AND EQUIPMENT

(Millions of Dollars)	2011	2010
Land	$ **109.7**	$ 113.9
Land improvements	**36.1**	40.6
Buildings	**453.0**	464.2
Leasehold improvements	**59.9**	43.0
Machinery and equipment	**1,482.8**	1,286.6
Computer software	**308.0**	225.1
Property, plant & equipment, gross	$ **2,449.5**	$ 2,173.4
Less: accumulated depreciation and amortization	**(1,198.6)**	(1,017.4)
Property, plant & equipment, net	$ **1,250.9**	$ 1,156.0

Depreciation and amortization expense associated with property, plant and equipment was as follows:

(Millions of Dollars)	2011	2010	2009
Depreciation	**$ 194.4**	$ 177.4	$ 76.1
Amortization	**34.1**	26.0	19.4
Depreciation and amortization expense	**$ 228.5**	$ 203.4	$ 95.5

E. MERGER AND ACQUISITIONS

NISCAYAH

On September 9, 2011 the Company established a controlling ownership interest of 95% in Niscayah. This was accomplished as part of an existing tender offer to purchase all Niscayah outstanding shares at a price of 18 SEK per share, whereby the Company increased its ownership interest from 5.8% of the outstanding shares of Niscayah at July 2, 2011 to 95% of the outstanding shares at September 9, 2011. Over the remainder of the year, the Company purchased additional outstanding shares of Niscayah, bringing the Company's total ownership interest in Niscayah to 99% at December 31, 2011. The remaining outstanding shares will be purchased over the next three months for approximately $10.5 million at a price of 18 SEK per share plus interest at 2% per annum over the Stockholm Interbank Offered Rate ("STIBOR"). The total purchase price paid for Niscayah as of December 31, 2011 is $984.5 million. The Company's pre-acquisition equity interest in Niscayah was remeasured as of the acquisition date to a share price of 18 SEK per share. The resulting mark to market adjustment was not significant.

The Niscayah acquisition has been accounted for using the acquisition method of accounting which requires, among other things, the assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. The following table summarizes the estimated fair values of major assets acquired and liabilities assumed:

(Millions of Dollars)	
Cash and cash equivalents	$ 21.1
Accounts and notes receivable, net	186.0
Inventories, net	72.0
Prepaid expenses and other current assets	45.3
Property, plant and equipment	46.3
Trade names	10.0
Customer relationships	400.0
Other assets	49.1
Short-term borrowings	(202.9)
Accounts payable	(55.8)
Deferred taxes	(147.7)
Other liabilities	(187.1)
Non-controlling interests	(11.6)
Total identifiable net assets	$ 224.7
Goodwill	759.8
Total consideration transferred	$ 984.5

Niscayah is one of the largest access control and surveillance solutions providers in Europe. Niscayah's integrated security solutions include video surveillance, access control, intrusion alarms and fire alarm systems, and its offerings include design and installation services, maintenance and repair, and monitoring systems. The acquisition expands and complements the Company's existing security product offerings and further diversifies the Company's operations and international presence.

The weighted average useful life assigned to the trade names was 5 years and to customer relationships was 12 years.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the expected cost synergies of the combined business, assembled workforce, and the going concern nature of Niscayah.

The purchase price allocation for Niscayah is preliminary in certain respects. During the measurement period the Company expects to record adjustments relating to the finalization of intangible, inventory and property, plant and equipment valuations, for various opening balance sheet contingencies and for various income tax matters, amongst others. A single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions. The Company's judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact the Company's results from operations. The Company will finalize the Niscayah purchase accounting for the various open items as soon as reasonably possible during the measurement period. The finalization of the Company's purchase accounting assessment will result in changes in the valuation of assets and liabilities acquired which the Company does not expect to be material.

OTHER 2011 ACQUISITIONS

During 2011, the Company completed nine additional acquisitions for a total purchase price of $216.2 million, net of cash acquired. The largest of these acquisitions were Infologix, Inc. ("Infologix") and Microtec Enterprises, Inc. ("Microtec", which operates under the business name "AlarmCap"), which were purchased for $60.0 million and $58.8 million, respectively. Infologix is a leading provider of enterprise mobility solutions for the healthcare and commercial industries and will add an established provider of mobile workstations and asset tracking solutions. AlarmCap is a full service monitoring provider which significantly increases the Company's Canadian footprint. Both acquisitions are part of the Company's Security Segment. The Company also completed seven small acquisitions across all segments for a combined purchase price of $97.4 million. The purchase accounting for these 2011 acquisitions is preliminary, principally with respect to finalization of intangible asset valuations, amongst others.

2010 ACQUISITIONS

During 2010, the Company completed ten acquisitions for a total purchase price of $550.3 million, of which approximately $451.6 million related to CRC-Evans. The net assets acquired of CRC-Evans, including $181.2 million of intangible assets, were approximately $233.6 million and the resulting goodwill was $218.0 million. The total purchase price for the acquisitions was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The purchase price allocation for these acquisitions is complete. There were no significant changes to the purchase price allocations made during 2011.

MERGER

The Merger occurred on March 12, 2010 and the total fair value of consideration transferred as part of the Merger was $4,656.5 million, inclusive of all former Black & Decker shares outstanding and employee related equity awards. The transaction was accounted for using the acquisition method of accounting which requires, among other things, the assets acquired and liabilities assumed be recognized at their fair values as of the merger date. The purchase price allocation for Black & Decker was completed during the first quarter of 2011. The measurement period adjustments recorded in the first quarter of 2011 did not have a significant impact on the Company's Consolidated Statements of Operations, Balance Sheet, or Statements of Cash Flows. The following table summarizes the fair values of major assets acquired and liabilities assumed as part of the Merger:

(Millions of Dollars)		
Cash	$	949.4
Accounts and notes receivable, net		907.2
Inventories, net		1,066.3
Prepaid expenses and other current assets		257.7
Property, plant and equipment		545.2
Trade names		1,505.5
Customer relationships		383.7
Licenses, technology and patents		112.3
Other assets		243.4
Short-term borrowings		(175.0)
Accounts payable		(479.1)
Accrued expenses and other current liabilities		(849.9)
Long-term debt		(1,657.1)
Post-retirement benefits		(775.8)
Deferred taxes		(808.5)
Other liabilities		(517.8)
Total identifiable net assets	$	707.5
Goodwill		3,949.0
Total consideration transferred	$	4,656.5

The amount allocated to trade names includes $1.362 billion for indefinite-lived trade names. The weighted-average useful lives assigned to the finite-lived intangible assets are trade names — 14 years; customer relationships — 15 years; and licenses, technology and patents — 12 years. Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the expected revenue and cost synergies of the combined business, assembled workforce, and the going concern nature of Black & Decker. It is estimated that $167.7 million of goodwill, relating to Black & Decker's pre-merger historical tax basis, will be deductible for tax purposes.

2009 ACQUISITIONS — During 2009, the Company completed six minor acquisitions, primarily relating to the Company's electronic security solutions business, for a combined purchase price of $24.3 million. Amounts allocated to the assets acquired and liabilities assumed were based on their estimated fair values at the acquisition dates. The purchase price allocations of these acquisitions are complete.

ACTUAL AND PRO-FORMA IMPACT OF THE MERGER AND ACQUISITIONS

The Company's Consolidated Statement of Operations for 2011 includes $364.6 million in net sales and $40.6 million in net losses (inclusive of deal costs and other acquisition related costs) for Niscayah and other 2011 acquisitions.

The following table presents supplemental pro-forma information as if the Merger, acquisition of Niscayah and other acquisitions had occurred on January 3, 2010. This pro-forma information includes merger and acquisition-related charges for the period. The pro-forma consolidated results are not necessarily indicative of what the Company's consolidated net earnings would have been had the Company completed the Merger and acquisitions on January 3, 2010. In addition, the pro-forma consolidated results do not reflect the expected realization of any cost savings associated with the Merger and acquisitions.

(Millions of Dollars, except per share amounts)	Year-to-Date 2011	Year-to-Date 2010
Net sales	$ 11,012.6	10,511.8
Net earnings	682.9	205.5
Diluted earnings per share	4.08	1.20

2011 Pro-Forma Results

The 2011 pro-forma results were calculated by combining the results of Stanley Black & Decker, Niscayah's stand-alone pre-acquisition results and other smaller acquisitions' pre-acquisition periods. The following adjustments were made to account for certain costs which would have been incurred during this pre-acquisition period.

- Elimination of the historical pre-acquisition intangible asset amortization expense and the addition of intangible asset amortization expense related to intangibles valued as part of acquisitions that would have been incurred from January 2, 2011 to the acquisition dates.
- Because the 2011 acquisitions were assumed to occur on January 3, 2010, there were no deal costs, inventory step up amortization, or deferred revenue fair value amortization factored into the 2011 pro-forma year, as such expenses would have occurred in the first year following the acquisition.
- Because the 2011 acquisitions were funded with existing cash resources and debt acquired was repaid, no additional interest expense was factored into the 2011 pro-forma year.

2010 Pro-Forma Results

The 2010 pro-forma results were calculated by combining the results of Stanley Black & Decker with Black & Decker's stand-alone results from January 3, 2010 through March 12, 2010 and Niscayah's stand-alone results from January 3, 2010 through January 1, 2011. The pre-acquisition results of the other acquisitions were also combined for their respective pre-acquisition periods. The following adjustments were made to account for certain costs which would have been incurred during this pre-Merger period and pre-acquisition period.

- Elimination of the historical pre-Merger and pre-acquisition intangible asset amortization expense and the addition of intangible asset amortization expense related to intangibles valued as part of the Merger and acquisitions that would have been incurred from January 3, 2010 to the merger and/or acquisition dates.
- Additional expense for the inventory step-up which would have been amortized as the corresponding inventory was sold.
- Additional expense pertaining to Merger-related compensation for key executives which would have been incurred from January 3, 2010 to March 12, 2010.
- Reduced revenue for fair value adjustments made to deferred revenue for Niscayah.
- Reduced interest expense for the Black & Decker debt fair value adjustment which would have been amortized from January 3, 2010 to March 12, 2010.
- Additional depreciation related to property, plant and equipment fair value adjustments that would have been expensed prior to the Merger date.
- The modifications above were adjusted for the applicable tax impact.

F. GOODWILL AND INTANGIBLE ASSETS

GOODWILL — The changes in the carrying amount of goodwill by segment are as follows:

(Millions of Dollars)	CDIY	Industrial	Security	Total
Balance January 1, 2011	$ 2,924.0	$ 1,233.0	$ 1,780.0	**$ 5,937.0**
Addition from Niscayah	—	—	759.8	**759.8**
Addition from Merger	77.0	24.4	18.6	**120.0**
Addition from other acquisitions	98.3	44.9	98.7	**241.9**
Foreign currency translation and other	(95.1)	(10.9)	(32.6)	**(138.6)**
Balance December 31, 2011	**$ 3,004.2**	**$ 1,291.4**	**$ 2,624.5**	**$ 6,920.1**

INTANGIBLE ASSETS Intangible assets at December 31, 2011 and January 1, 2011 were as follows:

(Millions of Dollars)	2011		2010	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets — Definite lives				
Patents and copyrights	**$ 51.1**	**$ (36.8)**	$ 54.9	$ (39.0)
Trade names	**244.3**	**(67.6)**	236.9	(49.6)
Customer relationships	**1,678.2**	**(499.1)**	1,256.5	(369.3)
Other intangible assets	**200.3**	**(86.5)**	185.3	(58.8)
Total	**$ 2,173.9**	**$ (690.0)**	$ 1,733.6	$ (516.7)

Total indefinite-lived trade names are $1,633.1 million at December 31, 2011 and $1,639.5 million at January 1, 2011. The change in value is due to fluctuations of currency and the sale of one indefinite lived tradename as part of the disposition activity discussed in Note T, Discontinued Operations.

Aggregate intangible assets amortization expense by segment was as follows:

(Millions of Dollars)	2011	2010	2009
CDIY	**$ 31.8**	$ 27.9	$ 2.9
Security	**107.8**	95.1	96.8
Industrial	**42.0**	22.3	4.9
Consolidated	**$ 181.6**	$ 145.3	$ 104.6

Future amortization expense in each of the next five years amounts to $202.2 million for 2012, $184.3 million for 2013, $164.5 million for 2014, $144.0 million for 2015, $122.8 million for 2016 and $666.1 million thereafter.

G. ACCRUED EXPENSES

Accrued expenses at December 31, 2011 and January 1, 2011 were as follows:

(Millions of Dollars)	2011	2010
Payroll and related taxes	**$ 296.6**	$ 250.2
Income and other taxes	**201.6**	185.2
Customer rebates and sales returns	**93.8**	175.9
Insurance and benefits	**86.8**	153.8
Accrued restructuring costs	**84.1**	101.2
Derivative financial instruments	**156.9**	82.4
Liabilities held for sale	—	22.4
Warranty costs	**82.1**	73.1
Deferred revenue	**89.8**	53.8
Other	**337.6**	241.0
Total	**$ 1,429.3**	$ 1,339.0

H. LONG-TERM DEBT AND FINANCING ARRANGEMENTS

Long-term debt and financing arrangements at December 31, 2011 and January 1, 2011 follow:

	Interest Rate	2011	2010
Notes payable due 2011	7.13%	$ —	$ 409.2
Notes payable due 2012	4.90%	**204.2**	208.4
Convertible notes payable due in 2012	3 month LIBOR less 3.50%	**316.1**	305.1
Notes payable due 2013	6.15%	**259.2**	260.8
Notes payable due 2014	4.75%	**312.7**	307.9
Notes payable due 2014	8.95%	**388.7**	405.3
Notes payable due 2016	5.75%	**330.5**	316.0
Notes payable due in 2018 (junior subordinated)	4.25%	**632.5**	632.5
Notes payable due 2021	3.40%	**402.9**	—
Notes payable due 2028	7.05%	**167.5**	168.5
Notes payable due 2040	5.20%	**399.7**	399.7
Other, payable in varying amounts through 2021	0.00% — 7.14%	**38.2**	20.8
Total long-term debt, including current maturities		**$ 3,452.2**	$ 3,434.2
Less: Current maturities of long-term debt		**(526.4)**	(416.1)
Long-term debt		**$ 2,925.8**	$ 3,018.1

Aggregate annual principal maturities of long-term debt for each of the years from 2012 to 2016 are $526.4 million, $256.8 million, $656.3 million, $3.0 million, $302.1 million, respectively and $1,599.1 million thereafter. These debt maturities represent the principal amounts to be paid and accordingly exclude the remaining $85.1 million of unamortized debt fair value adjustment, which increased the Black & Decker debt, as well as $27.3 million of fair value adjustments and unamortized interest rate swap termination gains as described in Note I, Derivative Financial Instruments. These amounts are partially offset by $3.9 million of remaining accretion on the Stanley Convertible Notes as of December 31, 2011 that will gradually increase the debt to its $320.0 million principal amount due in May 2012. Interest paid during 2011, 2010 and 2009 amounted to $135.4 million, $76.0 million and $53.7 million, respectively.

In November 2011, the Company issued $400.0 million of senior unsecured Term Notes, maturing on December 1, 2021 ("2021 Term Notes") with fixed interest payable semi-annually in arrears at a rate of 3.40% per annum. The 2021 Term Notes rank equally with all of the Company's existing and future unsecured and unsubordinated debt. The 2021 Term Notes are guaranteed on a senior unsecured basis by The Black & Decker Corporation, a subsidiary of the Company, and are not obligations of or guaranteed by any of the Company's other subsidiaries. As a result, the 2021 Term Notes are structurally subordinated to all debt and other liabilities of the Company's subsidiaries, other than The Black & Decker Corporation. The Company received net proceeds of $397.0 million which reflects a discount of $0.4 million to achieve a 3.40% interest rate and paid $2.6 million of fees associated with the transaction. The Company used the net proceeds from the offering primarily to reduce its short term borrowings under its existing commercial paper program. The 2021 Term Notes include a Change of Control provision that would apply should a Change of Control event (as defined in the Indenture governing the 2021 Term Notes) occur. The Change of Control provision states that the holders of the Term Notes may require the Company to repurchase, in cash, all of the outstanding 2021 Term Notes for a purchase price at 101.0% of the original principal amount, plus any accrued and unpaid interest outstanding up to the repurchase date. Additionally, the 2021 Term Notes include a par call whereby the Company, on or after September 1, 2021, may elect to repay the notes at par. The $402.9 million of debt reported at December 31, 2011 reflects the fair value adjustment related to a fixed-to-floating interest rate swap entered into in December 2011, as detailed in Note I, Derivative Financial Instruments.

In October 2011, the Company repaid $198.0 million of outstanding borrowings on the Niscayah historical revolving credit facility that was assumed as part of the September 2011 acquisition.

In August 2011, the Company increased its commercial paper program from $1.5 billion to $2.0 billion. At December 31, 2011 and January 1, 2011, the Company had no commercial paper borrowings outstanding against the Company's commercial paper program.

In July 2011, in connection with the Niscayah acquisition, the Company entered into a $1.25 billion 364 day credit facility ("Facility"). Borrowings under the Facility may include U.S. Dollars or Euros up to the commitment and bear interest at a floating rate dependent upon the denomination of the borrowing. In accordance with the terms of the agreement, the Facility has been decreased to $750 million in December 2011 where it will remain until it expires in July 2012, or upon an earlier termination date at the election of the Company. This credit facility is designated to be a liquidity back-stop for the Company's $2.0 billion commercial paper program.

In May 2011, the Company repaid its $400 million notes payable due 2011 with proceeds from additional borrowings of commercial paper.

In March 2011, the Company entered into a new four year $1.2 billion committed credit facility (the "Credit Agreement"). In connection with entering into the Credit Agreement the Company terminated the existing $800.0 million Amended and Restated Credit Agreement. Additionally, the $700.0 million 364-Day Credit Agreement dated as of March 12, 2010 expired in accordance with its terms on March 11, 2011. Borrowings under the Credit Agreement may include U.S. Dollars up to the $1.2 billion commitment or in Euro or Pounds Sterling subject to a foreign currency sublimit of $400.0 million and bear interest at a floating rate dependent upon the denomination of the borrowing. Repayments must be made on March 11, 2015 or upon an earlier termination date of the Credit Agreement, at the election of the Company. The Company has not drawn on the commitments provided by the Credit Agreement. This credit facility is designated to be a liquidity back-stop for the Company's $2.0 billion commercial paper program. In addition, the Company has short-term lines of credit that are primarily uncommitted, with numerous banks, aggregating $403.0 million, of which $366.5 million was available at December 31, 2011. Short-term arrangements are reviewed annually for renewal. The aggregate long-term and short-term lines amounted to $1.6 billion of which $0.2 million was utilized as outstanding short-term borrowings at December 31, 2011. The weighted average interest rates on short-term borrowings for the fiscal years ended December 31, 2011 and January 1, 2011 were 0.3% and 0.4%, respectively.

The Company acquired $1.832 billion of total debt and short-term borrowings in connection with the Merger which included $157.1 million to increase the debt balance to its estimated fair value. Principal amounts and maturities of the notes acquired in the Merger were: $400.0 million due in 2011, $300.0 million due in 2014, $350.0 million due in 2014, $300.0 million due in 2016 and $150.0 million due in 2028. $175.0 million of assumed short-term borrowings were repaid in April 2010 with the proceeds from additional commercial paper borrowings. The Company executed a full and unconditional guarantee of the existing debt of The Black & Decker Corporation and Black & Decker Holdings, LLC (this guarantee is applicable to all of the Black & Decker outstanding notes payable), and Black & Decker executed a full and unconditional guarantee of the existing debt of the Company, excluding the Company's Junior Subordinated Debt (redeemed in December 2010), including for payments of principal and interest and as such these notes rank equally in priority with the Company's unsecured and unsubordinated debt. Refer to Note U, Parent and Subsidiary Debt Guarantees, for additional information pertaining to these debt guarantees.

In August 2010, the Company issued $400.0 million of senior unsecured Term Bonds, maturing on September 1, 2040 ("2040 Term Bonds") with fixed interest payable semi-annually, in arrears at a rate of 5.20% per annum. The 2040 Term Bonds rank equally with all of the Company's existing and future unsecured and unsubordinated debt. The 2040 Term Bonds are guaranteed on a senior unsecured basis by The Black & Decker Corporation, a subsidiary of the Company. The 2040 Term Bonds are not obligations of or guaranteed by any of the Company's other subsidiaries. As a result, the 2040 Term Bonds are structurally subordinated to all debt and other liabilities of the Company's subsidiaries other than The Black & Decker Corporation. The Company received net proceeds of $396.2 million which reflects a discount of $0.4 million to achieve a 5.20% interest rate and paid $3.4 million of fees associated with the transaction. The Company used the net proceeds from the offering primarily to reduce borrowings under its existing commercial paper program. The 2040 Term Bonds include a Change of Control provision that would apply should a Change of Control event (as defined in the Indenture governing the 2040 Term Bonds) occur. The Change of Control provision states that the holders of the Term Bonds may require the Company to repurchase, in cash, all of the outstanding 2040 Term Bonds for a purchase price at 101.0% of the original principal amount, plus any accrued and unpaid interest outstanding up to the repurchase date.

In September 2008, the Company issued $250.0 million of unsecured Term Notes maturing October 1, 2013 (the "2013 Term Notes") with fixed interest payable semi-annually, in arrears at a rate of 6.15% per annum. The 2013 Term Notes rank equally with all of the Company's existing and future unsecured and unsubordinated debt. The Company received net proceeds of $248.0 million which includes a discount of $0.5 million to achieve a 6.15% interest rate and $1.5 million of fees associated with the transaction. The Company used the net proceeds from the offering primarily to reduce borrowings under its existing commercial paper program. The $259.2 million of debt reported at December 31, 2011 reflects the fair value adjustment related to a fixed-to-floating interest rate swap entered into at the beginning of 2009, as well as the unamortized balance of the $7.9 million gain from a December 2008 swap termination. This fixed-to-floating interest rate swap was entered into upon issuance of the 2013 Term Notes as detailed in Note I, Derivative Financial Instruments. The 2013 Term Notes include a Change of Control Triggering Event that would apply should a Change of Control event (as defined in the Indenture governing the 2013 Term Notes) occur. The Company would be required to make an offer to repurchase, in cash, all of the outstanding 2013 Term Notes for a purchase price at 101.0% of the original principal amount, plus any accrued and unpaid interest outstanding up to the purchase date.

In January 2009, the Company entered into a fixed-to-floating interest rate swaps on its $200.0 million notes payable due in 2012 and $250.0 million notes payable due in 2013. The Company previously had fixed-to-floating rate swaps on these notes that were terminated in December 2008. The $4.2 million adjustment to the carrying value of the $200.0 million 2012 notes at December 31, 2011 pertains to the unamortized gain on the terminated swap as well as the fair value adjustment of the new swap. At December 31, 2011, the carrying value of the $250.0 million notes payable due 2013 includes $9.4 million pertaining to the unamortized gain on the terminated swap as well as the fair value adjustment of the new swap offset by $0.2 million unamortized discount on the notes.

In December 2010, the Company entered into a fixed-to-floating interest rate swap on its $300.0 million notes payable due in 2014. At December 31, 2011 the carrying value of the debt includes increases of $8.9 million associated with the fair value adjustment made in purchase accounting and $3.8 million pertaining to the fair value adjustment of the swap.

In December 2010, the Company entered into a fixed-to-floating interest rate swap on its $300.0 million notes payable due in 2016. At December 31, 2011 the carrying value of the debt includes increases of $20.1 million associated with the fair value adjustment made in purchase accounting and $10.4 million pertaining to the fair value adjustment of the swap.

Unamortized gains and fair value adjustments associated with interest rate swaps are more fully discussed in Note I, Derivative Financial Instruments.

Convertible Preferred Units

In November 2010, the Company issued 6,325,000 Convertible Preferred Units (the "Convertible Preferred Units"), each with a stated amount of $100. The Convertible Preferred Units are initially comprised of a 1/10, or 10%, undivided beneficial ownership in a $1,000 principal amount junior subordinated note (the "Note") and a Purchase Contract (the "Purchase Contract") obligating holders to purchase one share (subject to adjustment under certain circumstances if holders elect to settle their Purchase Contracts early) of the Company's 4.75% Series B Perpetual Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"). The Company received $613.5 million in cash proceeds from the Convertible Preferred Units offering, net of underwriting fees. These proceeds were used to redeem all of the Company's outstanding 5.902% Fixed Rate/Floating Rate Junior Subordinated Debt Securities due 2045, at a price of $312.7 million, to contribute $150.0 million to a U.S. pension plan to improve the funded status of the Company's pension obligations, to fund the $50.3 million cost of the capped call transaction as more fully described below, and the remainder to reduce outstanding short-term borrowings and for other general corporate purposes.

Purchase Contracts:

Each Purchase Contract obligates the holder to purchase, on the earlier of (i) November 17, 2015 (the "Purchase Contract settlement date") or (ii) the triggered early settlement date (as described below), for $100, one newly-issued share (subject to adjustment under certain circumstances if holders elect to settle their Purchase Contracts early) of Convertible Preferred Stock. A maximum of 6,325,000 shares of Convertible Preferred Stock may be issued on the Purchase Contract settlement date, resulting in total additional cash proceeds to the Company of up to $632.5 million. The Notes, described further below, are pledged as collateral to guarantee the holders' obligations to purchase Convertible Preferred Stock under the terms of the Purchase Contracts. Purchase Contract holders may elect to settle their obligations under the Purchase Contracts early, in cash, at any time prior to the second business day immediately preceding the Purchase Contract settlement date or the triggered early settlement date, as applicable, subject to certain exceptions and conditions.

Upon early settlement of any Purchase Contracts, except in connection with a "fundamental change" or trigger event, the Company will deliver a number of shares of Convertible Preferred Stock equal to 85% of the number of Purchase Contracts tendered for early settlement. Upon the occurrence of a fundamental change, holders of Purchase Contracts will have the right, subject to certain exceptions and conditions, to settle their Purchase Contracts early at 100% of the settlement rate for the Purchase Contracts.

Holders of the Purchase Contracts are paid contract adjustment payments ("contract adjustment payments") at a rate of 0.50% per annum, payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year, commencing February 17, 2011. The $14.9 million present value of the contract adjustment payments reduced Shareowners' Equity at inception. As each quarterly contract adjustment payment is made, the related liability will be relieved with the difference between the cash payment and the present value of the contract adjustment payment recorded as interest expense (at inception approximately $0.9 million accretion over the five year term). At December 31, 2011 the liability reported for the contract adjustment payments amounted to $11.9 million. The Company has the right to defer the payment of contract adjustment payments until no later than the Purchase Contract settlement date or the triggered early settlement date (each as described below), as applicable. Any deferred contract adjustment payments will accrue additional contract adjustment payments at the rate of 4.75% per year until paid, compounded quarterly.

Convertible Preferred Stock:

When issued following a settlement of the Purchase Contract, holders of the Convertible Preferred Stock are entitled to receive cumulative cash dividends at the rate of 4.75% per annum of the $100 liquidation preference per share of the Convertible Preferred Stock. Dividends on the Convertible Preferred Stock will be payable, when, as and if declared by the Company's board of directors, quarterly in arrears on February 17, May 17, August 17 and November 17 of each year.

Following the issuance of Convertible Preferred Stock upon settlement of a holder's Purchase Contracts, a holder of Convertible Preferred Stock may, at its option, at any time and from time to time, convert some or all of its outstanding shares of Convertible Preferred Stock as described below at a conversion rate of 1.3333 shares of the Company's common stock per share of Convertible Preferred Stock (subject to customary anti-dilution adjustments), which is equivalent to an initial conversion price of approximately $75.00 per share of common stock. At December 31, 2011, the conversion rate on the Convertibles Notes due 2012 was 1.3388 (equivalent to a conversion price set at $74.69 per common share). If a fundamental change occurs, in certain circumstances the conversion rate may be adjusted by a fundamental change make-whole premium.

The Company may redeem some or all of the Convertible Preferred Stock on or after December 22, 2015 at a redemption price equal to 100% of the liquidation preference per share plus accrued and unpaid dividends to the redemption date. If the Company calls the Convertible Preferred Stock for redemption, holders may convert their Convertible Preferred Stock at any time prior to the close of business on the business day immediately preceding the redemption date.

Upon conversion prior to November 17, 2015, the Company may only deliver shares of common stock, together with cash in lieu of fractional shares. Upon a conversion on or after November 17, 2015, the Company may elect to pay or deliver, as the case may be, solely shares of common stock, together with cash in lieu of fractional shares ("physical settlement"), solely cash ("cash settlement") or a combination of cash and common stock ("combination settlement"). The amount of shares and/or cash that each holder of Convertible Preferred Stock will receive is called the "settlement amount." If the Company elects physical settlement or any shares of Convertible Preferred Stock are converted prior to November 17, 2015, the Company will deliver to the converting holder a number of shares of common stock (and cash in lieu of any fractional shares) equal to the number of shares of Convertible Preferred Stock to be converted multiplied by the applicable conversion rate. If the Company elects cash settlement or combination settlement, the settlement amount will be based on the volume weighted average price of the Company's common stock during a 20 day observation period.

Notes:

The $632.5 million principal amount of the Notes is due November 17, 2018. At maturity, the Company is obligated to repay the principal in cash. The Notes bear interest at an initial rate of 4.25% per annum, initially payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year, commencing February 17, 2011, subject to the Company's right to defer interest payments. The Notes are the Company's direct, unsecured general obligations and are initially subordinated and junior in right of payment to the Company's existing and future senior indebtedness. The Notes initially rank equally in right of payment with all of the Company's other junior subordinated debt. The Notes are initially pledged as collateral to guarantee the obligations of holders of Purchase Contracts to purchase Convertible Preferred Stock. The Notes will be released from that pledge arrangement (1) following a successful remarketing, (2) following the substitution of cash to purchase certain treasury unit collateral, (3) following the substitution of cash during certain periods prior to the final remarketing period or triggered remarketed period for the Notes, (4) following the early settlement of the Purchase Contracts or (5) following certain events of bankruptcy, insolvency or reorganization. The unamortized deferred issuance cost of the Notes was $5.9 million at December 31, 2011. The remaining unamortized balance will be recorded to interest expense through the Notes maturity in November 2018.

Unless a trigger event (as defined below) has occurred, the Company may elect, at its option, to remarket the Notes during a period (the "optional remarketing window") beginning on and including August 12, 2015 until October 27, 2015. Such remarketing will include the Notes underlying Convertible Preferred Units that have not been released from the pledge and other Notes of holders that have elected to include those Notes in the remarketing. The Company may attempt to remarket the Notes during multiple optional remarketing periods in the optional remarketing window so long as it gives 15 calendar days notice prior to the first day of any optional remarketing period. Upon a successful optional remarketing of the Notes, the remarketing agent will purchase U.S. Treasury securities as described in the prospectus supplement (the "Treasury portfolio"), and deduct such price from the proceeds of the optional remarketing. Any remaining proceeds will be promptly remitted after the optional remarketing settlement date by the remarketing agent for the benefit of the holders whose Notes were remarketed. The applicable ownership interests in the Treasury portfolio will be substituted for the applicable ownership interests in remarketed pledged Notes and will be pledged to the Company to secure the holders' obligation under the Purchase Contracts. On the Purchase Contract settlement date, a portion of the proceeds from the Treasury portfolio equal to the aggregate principal amount of the Notes that are components of the Convertible Preferred Units at the time of remarketing will automatically be applied to satisfy the holders' obligations to purchase Convertible Preferred Stock under the Purchase Contracts. In addition, proceeds from the Treasury portfolio equal to the interest payment (assuming no reset of the interest rate) that would have been attributable to the Notes that were components of the Convertible Preferred Units at the time of remarketing will be paid on the Purchase Contract settlement date to the holders.

If a trigger event occurs prior to the first day in the optional remarketing window, all Purchase Contracts will mandatorily settle early on the date that is 25 calendar days after the occurrence of the trigger event or, if such day is not a business day, the immediately following business day (the "triggered early settlement date"). In connection with the occurrence of a trigger event, the remarketing agent will remarket the Notes that are components of the units and any separate Notes whose holders have elected to participate in the remarketing during each day of the five business day period (the "triggered early remarketing period") ending on the third business day immediately preceding the triggered early settlement date (the "triggered early remarketing"). A "trigger event" will be deemed to have occurred upon the Company's filing any periodic or annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, in respect of any fiscal quarter with financial statements for such fiscal quarter where the Company's leverage ratio (as described in the prospectus supplement relating to the Convertible Preferred Units) is equal to or greater than 6.0 (on an annualized basis) for each of the three consecutive fiscal quarters immediately preceding, and including, such fiscal quarter.

Unless the Treasury portfolio has replaced the pledged Notes as part of Convertible Preferred Units as a result of a successful optional remarketing or a triggered early settlement date has occurred, the remarketing agent will remarket the pledged Notes that are components of the Convertible Preferred Units and any separate Notes whose holders have elected to participate in the remarketing during each day of the five business day period ending on November 12, 2015 (the third business day immediately preceding the Purchase Contract settlement date) until the remarketing is successful (the "final remarketing").

In connection with a successful remarketing, all outstanding Notes (whether or not remarketed) will rank senior to all of the Company's existing and future unsecured junior subordinated obligations and junior to all of its existing and future senior indebtedness, the interest deferral provisions of the Notes will not apply to all outstanding Notes (whether or not remarketed), the interest rate on all outstanding Notes (whether or not remarketed) may be reset and interest will be payable semi-annually in arrears.

Interest expense of $26.9 million and $4.5 million was recorded for 2011 and 2010, respectively, related to the contractual interest coupon on the Notes for the periods presented based upon the 4.25% rate.

Equity Option:

In order to offset the common shares that may be deliverable upon conversion of shares of Convertible Preferred Stock, the Company entered into capped call transactions (equity options) with certain major financial institutions (the "capped call counterparties"). The capped call transactions cover, subject to anti-dilution adjustments, the number of shares of common stock equal to the number of shares of common stock underlying the maximum number of shares of Convertible Preferred Stock issuable upon settlement of the Purchase Contracts. Each of the capped call transactions had an original term of approximately five years and initially has a lower strike price of $75.00, which corresponds to the initial conversion price of the Convertible Preferred Stock, and an upper strike price of $97.95, which is approximately 60% higher than the closing price of the common stock on November 1, 2010. At December 31, 2011, the capped call transactions had an adjusted lower strike price of $74.69 and an adjusted upper strike price of $97.55. The Company paid $50.3 million of cash to fund the cost of the capped call transactions, which was recorded as a reduction of Shareowners' Equity. The capped call transactions may be settled by net share settlement or, at the Company's option and subject to certain conditions, cash settlement, physical settlement or modified physical settlement (in which case the number of shares the Company will receive will be reduced by a number of shares based on the excess, if any, of the volume-weighted average price of its common stock, as measured under the terms of the capped call transactions, over the upper strike price of the capped call transactions). If the capped call transactions are exercised and the volume-weighted average price per share of common stock, as measured under the terms of the capped call transactions, is greater than the lower strike price of the capped call transactions but not greater than the upper strike price of the capped call transactions, then the value the Company expects to receive from the capped call counterparties will be generally based on the amount of such excess. As a result, the capped call transactions may offset the potential dilution upon conversion of the Convertible Preferred Stock. If, however, the volume-weighted average price per share of common stock, as measured under the terms of the capped call transactions, exceeds the upper strike price of the capped call transactions, the value the Company expects to receive upon the exercise of the capped call transactions (or portions thereof) will be approximately equal to (x) the excess of the upper strike price of the capped call transactions over the lower strike price of the capped call transactions times (y) the number of shares of common stock relating to the capped call transactions (or the portions thereof) being exercised, in each case as determined under the terms of the capped call transactions. As a result, the dilution mitigation under the capped call transactions will be limited based on such capped value.

Junior Subordinated Debt Securities

In November 2005, the Company issued $450.1 million of junior subordinated debt securities to The Stanley Works Capital Trust I (the "Trust"), with a 40-year term and a fixed initial coupon rate of 5.902% for the first five years.

The Trust, which was not consolidated in accordance with ASC 470-20, obtained the funds it loaned to the Company through the capital market sale of $450.0 million of Enhanced Trust Preferred Securities ("ETPS") and through the sale of $0.1 million in Trust Common Securities to the Company. The obligations, tenor and terms of the ETPS mirrored those of the junior subordinated debt securities. The securities may be redeemed after five years without penalty. If not redeemed after 5 years, the coupon rate will reset quarterly to 1.4% plus the highest of 3-month LIBOR, the 10-Year US Treasury CMT or the 30-Year US Treasury CMT, limited to a maximum rate of 13.25%. Net proceeds of the issuance were used to partially finance the acquisitions of Facom (January 2006) and National (November 2005).

In October 2008, the Company repurchased $34.3 million of the ETPS for $24.9 million in cash, and in December 2008 the Trust was dissolved. Upon the dissolution of the Trust, the $0.1 million investment in the unconsolidated Trust was unwound with a corresponding reduction in debt. Additionally the Company caused the remaining $415.7 million of junior subordinated debt securities held by the Trust to be distributed to the holders of ETPS in exchange for the ETPS upon dissolution of the Trust. A pre-tax gain of $9.4 million was recognized pertaining to the partial extinguishment of this debt.

In May 2009, the Company repurchased $103.0 million of its junior subordinated debt securities for $58.7 million in cash. The pre-tax gain recorded associated with this extinguishment was $43.8 million, and the principal balance of the debt after this extinguishment and at January 2, 2010 was $312.7 million.

In December 2010, the Company redeemed the remaining junior subordinated debt at par without penalty.

2007 Equity Units Offering

In March 2007, the Company completed two security offerings: "Equity Units", which consisted of $330.0 million of convertible debt and $330.0 million of forward stock purchase contracts, and $200.0 million of unsecured notes (which matured March 15, 2010). The $488.1 million net cash proceeds of these offerings and the related financial instruments described below were used to pay down a short-term bridge facility and commercial paper borrowings.

Equity Units:

In March 2007, the Company issued 330,000 Equity Units, each with a stated value of $1,000. The Equity Units are comprised of a senior convertible note (a "Convertible Note") and a forward common stock purchase contract (an "Equity Purchase Contract"). The Company received $320.1 million in cash proceeds from the Equity Units offering, net of underwriting fees. These proceeds were used to repay short-term borrowings and, along with $18.8 million in proceeds from the sale of stock warrants, to fund the $49.3 million cost of the convertible notes hedge as more fully described below.

In November 2008, the Company repurchased $10.0 million of the Equity Units for $5.3 million in cash (the "$10 Million Repurchase"). To properly account for the transaction, the Equity Unit elements were bifurcated as effectively the Company paid $10.0 million to extinguish the Convertible Notes and received $4.7 million from the seller to settle its obligation under the Equity Purchase Contracts. As further detailed below, the Equity Purchase Contracts obligated the holder to purchase shares of the Company's common stock on May 17, 2010. At the November 2008 repurchase date, the Company's common stock had a closing market value of $25.38. The remaining liability for Contract Adjustment Payment fees, as defined below, associated with the $10.0 million of settled Equity Purchase Contracts was reversed, resulting in an increase to equity of $0.7 million. The related $10.0 million in Convertible Note Hedges (the "Bond Hedge") and Stock Warrants were unwound with a nominal impact to equity. As a result of the $10 Million Repurchase, there was an insignificant gain recorded in earnings and a net increase in equity of $5.4 million.

Equity Purchase Contracts: The Equity Purchase Contracts obligated the holders to purchase on May 17, 2010, newly issued shares of the Company's common stock for $320.0 million in cash. Pursuant to that obligation, 5,180,776 shares of common stock were issued on the May 17, 2010 settlement date.

Holders of the Equity Purchase Contract were paid a quarterly contract adjustment payment ("Contract Adjustment Payment") of 5.125% per annum, and the first payment thereof was made August 17, 2007. The $49.6 million present value of the Contract Adjustment Payments reduced Shareowners' Equity at inception. As each quarterly Contract Adjustment Payment was made, the related liability was relieved with the difference between the cash payment and the present value of the Contract Adjustment Payment recorded as interest expense (at inception approximately $3.9 million accretion over the three year term). Due to the $10 Million Repurchase, $0.7 million in remaining liability for the related Contract Adjustment Payments was reversed. The Company's obligation to make Contract Adjustment Payments was satisfied in May 2010; therefore at December 31, 2011, the Company reported no further liability for Contract Adjustment Payments under the terms of the Equity Purchase Contracts.

Convertible Notes: The $320.0 million Convertible Notes principal amount currently outstanding has a five-year, two month maturity and is due May 17, 2012. At maturity, the Company is obligated to repay the principal in cash, and may elect to settle the conversion option value, if any, as detailed further below, in either cash or shares of the Company's common stock. The Convertible Notes bear interest at an annual rate of 3-month LIBOR minus 3.5%, reset quarterly (but never less than zero), and initially set at 1.85%. Interest is payable quarterly commencing August 17, 2007. The Convertible Notes are unsecured general obligations and rank equally with all of the Company's other unsecured and unsubordinated debt. The Convertible Notes were pledged as collateral to guarantee the holders' obligations to purchase common stock under the terms of the Equity Purchase Contract described above. The unamortized discount of the Convertible Notes was $3.9 and $14.9 million at December 31, 2011 and January 1, 2011, respectively. The remaining unamortized balance will be recorded to interest expense through the Convertible Notes maturity in May 2012. The equity component carrying value was $32.9 million at December 31, 2011 and January 1, 2011.

In May 2010, the Company completed the contractually required remarketing of the $320.0 million of Convertible Notes. Holders of $8.7 million of the Convertible Notes elected to participate in the remarketing. Following the remarketing, the Convertible Notes bear interest at an annual rate of 3 month LIBOR minus 3.5%, reset quarterly (but not less than zero).

The conversion premium for the Convertible Notes is 19.0%, equivalent to the conversion price of $63.92 based on the $53.72 value of the Company's common stock (as adjusted for standard anti-dilution provisions). Upon conversion on May 17, 2012 (or a cash merger event), the Company will deliver to each holder of the Convertible Notes, $1,000 cash for the principal amount of the note. Additionally at conversion, to the extent, if any, that the conversion option is "in the money", the Company will deliver, at its election, either cash or shares of the Company's common stock based on a conversion rate of 15.6439 shares (equivalent to the conversion price set at $63.92) and the applicable market value of the Company's common stock. The ultimate conversion rate will be increased above 15.6439 shares in accordance with standard anti-dilution provisions applicable to the Convertible Notes or in the event of a cash merger. An increase in the ultimate conversion rate will apply to the extent that the Company increases the per share common stock dividend rate during the five year term of the Convertible Notes; accordingly such changes to the conversion rate are within the Company's control under its discretion regarding dividends it may declare. Also, the holders may elect to accelerate conversion, and "make whole" adjustments to the conversion rate may apply, in the event of a cash merger or "fundamental change". Subject to the foregoing, if the market value of the Company's common shares is below the conversion price at conversion, (set at a rate equating to $63.92 per share), the conversion option would be "out of the money" and the Company would have no obligation to deliver any consideration beyond the $1,000 principal payment required under each of the Convertible Notes. To the extent, that the conversion option of the Convertible Notes becomes "in the money" in any interim period prior to conversion, there will be a related increase in diluted shares outstanding utilized in the determination of the Company's diluted earnings per share in accordance with the treasury stock method prescribed by ASC 260. The conversion option was "in the money" as of December 31, 2011 and January 1, 2011 and had a very minor dilutive impact during the year.

There was no interest expense recorded for 2011, 2010 and 2009 related to the contractual interest coupon on the Convertible Notes for the periods presented based upon the applicable 3-month LIBOR minus 3.5% rate in these periods. The Company had derivative contracts fixing the interest rate on the $320.0 million floating rate Convertible Notes (3-month LIBOR less 350 basis points) at 1.43% which matured in May 2010 and accordingly recognized no expense in 2011. The Company recognized $1.6 million and $4.8 million of interest expense pertaining to these interest rate swaps for the years ended January 1, 2011 and January 2, 2010, respectively. The non-cash interest expense accretion related to the amortization of the liability balance as required by the accounting standards totaled $11.0 million for 2011, $10.5 million for 2010 and $10.2 million for 2009. The total interest expense recognized on the Convertible Notes reflecting the contractual interest coupon, the fixed interest rate swaps and the interest accretion required by the accounting standards represented an effective interest rate of 3.54% for the period ended December 31, 2011, 4.08% for the period ended January 1, 2011 and 5.2% for the period ended January 2, 2010.

Convertible Notes Hedge: In order to offset the common shares that may be deliverable pertaining to the previously discussed conversion option feature of the Convertible Notes, the Company entered into Bond Hedges with certain major financial institutions. The Company paid the financial institutions a premium of $49.3 million for the Bond Hedge which was recorded, net of $14.0 million of anticipated tax benefits, as a reduction of Shareowners' equity. The terms of the Bond Hedge mirror those of the conversion option feature of the Convertible Notes such that the financial institutions may be required to deliver shares of the Company's common stock to the Company upon conversion at its exercise in May 2012. To the extent, that the conversion option feature becomes "in the money" during the five year term of the Convertible Notes, diluted shares outstanding will increase accordingly. Because the Bond Hedge is anti-dilutive, it will not be included in any diluted shares outstanding computation prior to its maturity. However, at maturity of the Convertible Notes and the Bond Hedge in 2012, the aggregate effect of these instruments is that there will be no net increase in the Company's common shares.

Stock Warrants: Simultaneously, the Company issued 5,092,956 of unregistered common stock warrants ("Stock Warrants") to financial institutions for $18.8 million. The cash proceeds received were recorded as an increase to Shareowners' equity. The Stock Warrants are exercisable during the period August 17, 2012 through September 28, 2012, and have a strike price of $85.94 established at 160% of the market value of $53.72 (as adjusted for standard anti-dilution provisions). The Stock Warrants will be net share settled and are deemed to automatically be exercised at their expiration date if they are "in the money" and were not previously exercised. The strike price for the Stock Warrants will be adjusted for increases to the Company's dividend rate per share, or special dividends, if any, that occur during their five year term (consistent with the standard anti-dilution provisions discussed earlier with respect to the conversion spread on the Convertible Notes). In the event the Stock Warrants become "in the money" during their five year term due to the market value of the Company's common stock exceeding the strike price, there will be a related increase in diluted shares outstanding utilized in the determination of the Company's diluted earnings per share. In November 2008, 154,332 Stock Warrants were repurchased from the financial institutions at a cost of $0.15 per warrant, pertaining to the previously mentioned $10 Million Repurchase. As a result, there were 4,938,624 Stock Warrants Outstanding as of December 31, 2011.

The Company is obligated to repay the principal amount of the $320.0 million of Convertible Notes due May 17, 2012 in cash at maturity. The Company may elect to settle the conversion option value, if any, at maturity in cash or shares. At December 31, 2011, the conversion rate on the Convertibles Notes due 2012 was 15.6439 (equivalent to a conversion price set at $63.92 per common share). Additionally, the Company has a Bond Hedge and Stock Warrants associated with the $320.0 million of Convertible Notes. Because the Bond Hedge is anti-dilutive, it will not be included in any diluted shares outstanding computation prior to its maturity. However, at maturity of the Convertible Notes and the Bond Hedge in May 2012, the aggregate effect of these instruments is that there will be no net increase in the Company's common shares. The 4.9 million of outstanding Stock Warrants that were issued contemporaneously with the $320.0 million of Convertible Notes have a strike price of $85.94 (as adjusted for standard anti-dilution provisions), and are exercisable during the period August 17, 2012 through September 28, 2012. The Stock Warrants will be net share settled and are deemed to automatically be exercised at their expiration date if they are "in the money" and were not previously exercised. With respect to the impact on the Company, the Convertible Notes, Bond Hedge and Stock Warrants, when taken together, result in the economic equivalent of having the conversion price on the Convertible Notes at $85.94 (represented by the Stock Warrant strike price as of December 31, 2011).

I. DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to market risk from changes in foreign currency exchange rates, interest rates, stock prices and commodity prices. As part of the Company's risk management program, a variety of financial instruments such as interest rate swaps, currency swaps, purchased currency options, foreign exchange contracts and commodity contracts, are used to mitigate interest rate exposure, foreign currency exposure and commodity price exposure.

Financial instruments are not utilized for speculative purposes. If the Company elects to do so and if the instrument meets the criteria specified in ASC 815, management designates its derivative instruments as cash flow hedges, fair value hedges or net investment hedges. Generally, commodity price exposures are not hedged with derivative financial instruments and instead are actively managed through customer pricing initiatives, procurement-driven cost reduction initiatives and other productivity improvement projects. In the first quarter of 2010, the Company acquired a portfolio of derivative financial instruments in conjunction with the Merger, which Black & Decker entered into in the ordinary course of business. At the March 12, 2010 merger date, the Company established its intent for each derivative. The Company terminated all outstanding interest rate swaps and foreign currency forwards hedging future purchases of inventory denominated in a foreign currency. For other foreign currency forwards and commodity derivatives, the Company elected to leave the instruments in place as an economic hedge only and account for them as undesignated. Net investment hedges were re-designated.

A summary of the fair value of the Company's derivatives recorded in the Consolidated Balance Sheets are as follows (in millions):

	Balance Sheet Classification	2011	2010	Balance Sheet Classification	2011	2010
Derivatives designated as hedging instruments:						
Interest Rate Contracts Cash Flow	Other current assets	$ —	$ —	Accrued expenses	$ 86.9	$ —
	LT other assets	—	—	LT other liabilities	—	17.3
Interest Rate Contracts Fair Value	Other current assets	21.7	5.5	Accrued expenses	5.2	—
	LT other assets	15.2	10.7	LT other liabilities	—	11.9
Foreign Exchange Contracts Cash Flow	Other current assets	5.3	0.7	Accrued expenses	1.4	5.6
	LT other assets	—	—	LT other liabilities	0.8	—
Net Investment Hedge	Other current assets	27.7	11.7	Accrued expenses	—	17.7
		$ 69.9	$ 28.6		$ 94.3	$ 52.5
Derivatives not designated as hedging instruments:						
Foreign Exchange Contracts	Other current assets	$ 48.1	$ 26.4	Accrued expenses	$ 63.4	$ 59.1
LT other assets		24.5	—	LT other liabilities	24.0	4.1
		$ 72.6	$ 26.4		$ 87.4	$ 63.2

The counterparties to all of the above mentioned financial instruments are major international financial institutions. The Company is exposed to credit risk for net exchanges under these agreements, but not for the notional amounts. The credit risk is limited to the asset amounts noted above. The Company limits its exposure and concentration of risk by contracting with diverse financial institutions and does not anticipate non-performance by any of its counterparties. Further, as more fully discussed in Note M, Fair Value Measurements, the Company considers non-performance risk of its counterparties at each reporting period and adjusts the carrying value of these assets accordingly. The risk of default is considered remote.

In 2011 and 2010, significant cash flows related to derivatives including those that are separately discussed in Cash Flow Hedges, Net Investment Hedges and Undesignated Hedges below resulted in net cash paid of $58.9 million and $64.0 million, respectively. The Company also received $30.1 million in March 2010 from the termination of $325.0 million notional of fixed to variable interest rate swaps that became undesignated at the merger date and as a result the cash inflow was reported within investing activities in the consolidated statement of cash flows. In 2009, the most significant cash flows related to derivatives included cash payments of $15.5 million on a Great Britain pound currency swap maturity and a Canadian dollar swap termination; both of these swaps were classified as undesignated.

CASH FLOW HEDGES — There was a $75.9 million after-tax loss and a $50.2 million after-tax loss as of December 31, 2011 and January 1, 2011, respectively, reported for cash flow hedge effectiveness in Accumulated other comprehensive loss. An after-tax loss of $0.3 million is expected to be reclassified to earnings as the hedged transactions occur or as amounts are amortized within the next twelve months. The ultimate amount recognized will vary based on fluctuations of the hedged currencies and interest rates through the maturity dates.

The tables below detail pre-tax amounts reclassified from Accumulated other comprehensive income (loss) into earnings for active derivative financial instruments during the periods in which the underlying hedged transactions affected earnings for the twelve months ended December 31, 2011 and January 1, 2011 (in millions):

Year-to-date 2011 (In millions)	Gain (Loss) Recorded in OCI	Classification of Gain (Loss) Reclassified from OCI to Income	Gain (Loss) Reclassified from OCI to Income (Effective Portion)	Gain (Loss) Recognized in Income (Ineffective Portion*)
Interest Rate Contracts	$ (69.6)	Interest expense	$ —	$ —
Foreign Exchange Contracts	$ (2.9)	Cost of sales	$ (21.1)	—

Year-to-date 2010 (In millions)	Gain (Loss) Recorded in OCI	Classification of Gain (Loss) Reclassified from OCI to Income	Gain (Loss) Reclassified from OCI to Income (Effective Portion)	Gain (Loss) Recognized in Income (Ineffective Portion*)
Interest Rate Contracts	$ (24.8)	Interest expense	$ (1.6)	$ —
Foreign Exchange Contracts	$ (16.0)	Cost of sales	$ (2.3)	—
Foreign Exchange Contracts	$ 6.8	Other-net	$ 8.5	—

* Includes ineffective portion and amount excluded from effectiveness testing on derivatives.

For 2011, the hedged items' impact to the Consolidated Statement of Operations was a reduction of $21.1 million in Cost of Sales. For 2010, the hedged items' impact to the Consolidated Statement of Operations was a reduction of $2.3 million in Cost of Sales and a loss of $8.5 million, in Other-net. There was no impact related to the interest rate contracts' hedged items for any period presented. The impact of de-designated hedges was immaterial for all periods presented.

During 2011, 2010 and 2009, an after-tax loss of $15.9 million, an after-tax loss of $2.9 million and an after-tax loss of $1.1 million, respectively, was reclassified from Accumulated other comprehensive income (loss) into earnings (inclusive of the gain/loss amortization on terminated derivative financial instruments) during the periods in which the underlying hedged transactions affected earnings.

Interest Rate Contract: The Company enters into interest rate swap agreements in order to obtain the lowest cost source of funds within a targeted range of variable to fixed-rate debt proportions. At December 31, 2011 and January 1, 2011, the Company had $400 million of forward starting swaps outstanding fixing the interest rate on the expected refinancing of debt in 2012 as discussed below.

In May 2010, the Company executed forward starting interest rate swaps with an aggregate notional amount of $400 million fixing interest at 3.95%. The objective of the hedge was to offset the expected variability on future payments associated with the interest rate on debt instruments. In connection with the August 31, 2010 issuance of the $400 million of senior unsecured 2040 Term Bonds, as discussed in Note H, Long Term Debt and Financing Arrangements, these forward-starting interest rate swaps were terminated. The terminations resulted in cash payments of $48.4 million. This loss ($30.0 million on an after-tax basis) was recorded in Accumulated other comprehensive loss and will be amortized to earnings over the first ten years in which the interest expense related to the 2040 Term Bonds is recognized. The cash flows stemming from the termination of such interest rate swaps designated as cash flow hedges are presented within financing activities in the Consolidated Statement of Cash Flows.

In December 2009, the Company executed forward starting interest rate swaps with an aggregate notional amount of $400 million fixing 10 years of interest payments at 4.78% beginning in November of 2012. The objective of the hedge is to offset the expected variability on future payments associated with the interest rate on debt instruments expected to be issued in November 2012. Gains or losses on the swaps are recorded in accumulated other comprehensive loss and will be subsequently reclassified into earnings as the future interest expense is recognized in earnings or as ineffectiveness occurs. These swaps have a mandatory early termination requirement in November 2012.

Foreign Currency Contracts

Forward Contracts: Through its global businesses, the Company enters into transactions and makes investments denominated in multiple currencies that give rise to foreign currency risk. The Company and its subsidiaries regularly purchase inventory from subsidiaries with non-U.S. dollar functional currencies which creates currency-related volatility in the Company's results of operations. The Company utilizes forward contracts to hedge these forecasted purchases of inventory. Gains and losses reclassified from Accumulated other comprehensive loss for the effective and ineffective portions of the hedge as well as any amounts excluded from effectiveness testing are recorded in Cost of sales. Gains and losses incurred after a hedge has been de-designated are not recorded in Accumulated other comprehensive income, but are recorded directly to the Consolidated Statement of Operations in Other-net. At December 31, 2011, the notional value of the forward currency contracts outstanding was $196.8 million, of which $19.8 million has been de-designated, maturing at various dates through 2013. At January 1, 2011, the notional value of the forward currency contracts outstanding was $82.5 million, of which $13.8 million had been de-designated and matured at various dates through 2011.

Purchased Option Contracts: The Company and its subsidiaries have entered into various inter-company transactions whereby the notional values are denominated in currencies other than the functional currencies of the party executing the trade. In order to better match the cash flows of its inter-company obligations with cash flows from operations, the Company enters into purchased option contracts. Gains and losses reclassified from Accumulated other comprehensive income (loss) for the effective and ineffective portions of the hedge as well as any amounts excluded from effectiveness testing are recorded in cost of sales. As of December 31, 2011, there were no such outstanding option contracts. At January 1, 2011, the notional value of option contracts outstanding was $54.7 million, of which $8.8 million had been de-designated.

FAIR VALUE HEDGES

Interest Rate Risk: In an effort to optimize the mix of fixed versus floating rate debt in the Company's capital structure, the Company enters into interest rate swaps. In December 2011, the Company entered into an interest rate swap with a notional value of $200 million, related to the Company's $400 million 3.4% notes due in 2021. In December 2010, the Company entered into interest rate swaps with notional values which equaled the Company's $300 million 4.75% notes due in 2014 and $300 million 5.75% notes due in 2016. In January 2009, the Company entered into interest rate swaps with notional values which equaled the Company's $200 million 4.9% notes due in 2012 and $250 million 6.15% notes due in 2013. These interest rate swaps effectively converted the Company's fixed rate debt to floating rate debt based on LIBOR, thereby hedging the fluctuation in fair value resulting from changes in interest rates. The changes in fair value of the interest rate swaps were recognized in earnings as well as the offsetting changes in fair value of the underlying notes. The notional value of open contracts was $1.250 billion and $1.050 billion as of December 31, 2011 and January 1, 2011, respectively. A summary of the fair value adjustments relating to these swaps is as follows (in millions):

	Year-to-Date 2011		Year-to-Date 2010	
Income Statement Classification	Gain/(Loss) on Swaps	Gain /(Loss) on Borrowings	Gain/(Loss) on Swaps	Gain /(Loss) on Borrowings
Interest Expense	$ 27.8	$ (27.8)	$ 1.3	$ (1.3)

In addition to the amounts in the table above, the net swap accruals for each period and amortization of the gains on terminated swaps are also reported in interest expense and totaled $19.3 million and $12.7 million for 2011 and 2010, respectively. Interest expense on the underlying debt was $56.0 million and $28.3 million for 2011 and 2010, respectively.

NET INVESTMENT HEDGES

Foreign Exchange Contracts: The Company utilizes net investment hedges to offset the translation adjustment arising from re-measurement of its investment in the assets and liabilities of its foreign subsidiaries. The total after-tax amounts in Accumulated other comprehensive loss were losses of $32.7 million and $32.7 million at December 31, 2011 and January 1, 2011, respectively. As of December 31, 2011, the Company had foreign exchange contracts that mature at various dates through October 2012 with notional values totaling $925.4 million outstanding hedging a portion of its pound sterling denominated net investment. As of January 1, 2011, the Company had foreign exchange contracts with notional values totaling $223.1 million outstanding hedging a portion of its euro denominated investment and foreign exchange contracts with notional values of $800.9 million outstanding hedging a portion of its pound sterling net investment. For the year ended December 31, 2011, maturing foreign exchange contracts resulted in net cash payments of $36.0 million. For the year ended January 1, 2011, maturing foreign exchange contracts resulted in net cash receipts of $14.9 million. Gains and losses on net investment hedges remain in Accumulated other comprehensive income (loss) until disposal of the underlying assets. The details of the pre-tax amounts are below (in millions):

	Year-to-Date 2011			Year-to-Date 2010		
Income Statement Classification	Amount Recorded in OCI Gain (Loss)	Effective Portion Recorded in Income Statement	Ineffective Portion* Recorded in Income Statement	Amount Recorded in OCI Gain (Loss)	Effective Portion Recorded in Income Statement	Ineffective Portion* Recorded in Income Statement
Other-net	$ (2.4)	$ —	$ —	$ (31.4)	$ —	$ —

* Includes ineffective portion and amount excluded from effectiveness testing.

UNDESIGNATED HEDGES

Foreign Exchange Contracts: Currency swaps and foreign exchange forward contracts are used to reduce risks arising from the change in fair value of certain foreign currency denominated assets and liabilities (such as affiliate loans, payables and receivables). The objective of these practices is to minimize the impact of foreign currency fluctuations on operating results. The total notional amount of the contracts outstanding at December 31, 2011 was $3.9 billion of forward contracts and $100.8 million in currency swaps, maturing at various dates primarily through May 2013 with the currency swap maturing in December 2014. The total notional amount of the contracts outstanding at January 1, 2011 was $2.3 billion of forward contracts and $219.4 million in currency swaps. The most significant cash flows related to undesignated hedges during 2011 and 2010 included net cash paid of $58.9 million and $6.7 million, respectively. The income statement impacts related to derivatives not designated as hedging instruments for 2011 and 2010 are as follows (in millions):

Derivatives Not Designated as Hedging Instruments under ASC 815	Income Statement Classification	Year-to-Date 2011 Amount of Gain (Loss) Recorded in Income on Derivative	Year-to-Date 2010 Amount of Gain (Loss) Recorded in Income on Derivative
Foreign Exchange Contracts	Other-net	$ (3.3)	$ 38.5
	Cost of Sales	$ —	$ 1.0

J. CAPITAL STOCK

EARNINGS PER SHARE — The following table reconciles net earnings attributable to common shareowners and the weighted average shares outstanding used to calculate basic and diluted earnings per share for the fiscal years ended December 31, 2011, January 1, 2011, and January 2, 2010.

Earnings per Share Computation

	2011	2010	2009
Numerator (in millions):			
Net earnings from continuing operations attributable to common shareowners	**$ 691.3**	$ 202.1	$ 225.6
Net loss from discontinued operations	**(16.7)**	(3.9)	(1.3)
Net earnings attributable to common shareowners	**$ 674.6**	$ 198.2	$ 224.3
Less: Earnings attributable to participating restricted stock units ("RSU's")	**1.4**	0.5	0.3
Net Earnings — basic	**$ 673.2**	$ 197.7	$ 224.0
Net Earnings — diluted	**$ 674.6**	$ 198.2	$ 224.3

	2011	**2010**	**2009**
Denominator (in thousands):			
Basic earnings per share — weighted-average shares	**165,832**	147,224	79,788
Dilutive effect of stock options and awards	**4,273**	2,943	608
Diluted earnings per share — weighted-average shares	**170,105**	150,167	80,396

	2011	2010	2009
Earnings per share of common stock:			
Basic earnings per share of common stock:			
Continuing operations	**$ 4.16**	$ 1.37	$ 2.82
Discontinued operations	**$ (0.10)**	$ (0.03)	$ (0.01)
Total basic earnings per share of common stock	**$ 4.06**	$ 1.34	$ 2.81
Diluted earnings per share of common stock:			
Continuing operations	**$ 4.06**	$ 1.35	$ 2.81
Discontinued operations	**$ (0.10)**	$ (0.03)	$ (0.01)
Total dilutive earnings per share of common stock	**$ 3.97**	$ 1.32	$ 2.79

The following weighted-average stock options, warrants and Equity Purchase Contracts to purchase the Company's common stock were not included in the computation of diluted shares outstanding because the effect would be anti-dilutive (in thousands):

	2011	2010	2009
Number of stock options	**2,379**	2,760	3,519
Number of stock warrants	**4,939**	4,939	4,939
Number of shares related to May 2010 equity purchase contracts	—	2,210	5,893
Number of shares related to the convertible preferred units	**8,458**	1,054	—

The Company has warrants outstanding which entitle the holder to purchase up to 4,938,624 shares of its common stock with a strike price of approximately $86.50. These warrants are anti-dilutive since the strike price is greater than the market price of the Company's common stock.

As of December 31, 2011 and January 1, 2011, there were no shares related to the Convertible Preferred Units included in the calculation of diluted earnings per share because the effect of the conversion option was not dilutive. These Convertible Preferred Units, as well as the equity purchase contracts and convertible note hedge, are discussed more fully in Note H, Long-Term Debt and Financing Arrangements.

COMMON STOCK SHARE ACTIVITY — Common stock share activity for 2011, 2010 and 2009 was as follows:

	2011	2010	2009
Outstanding, beginning of year	**166,347,430**	80,478,624	78,876,034
Shares issued as part of the merger	—	78,497,261	—
Shares issued from Equity Units Offering	—	5,180,776	—
Issued from treasury	**2,864,564**	2,298,603	2,178,203
Returned to treasury	**(165,033)**	(107,834)	(575,613)
Outstanding, end of year	**169,045,961**	166,347,430	80,478,624
Shares subject to the forward share purchase contract	**(5,581,400)**	—	—
Outstanding, less shares subject to the forward share purchase contract	**163,465,561**	166,347,430	80,478,624

In 2011 the Company entered into a forward share purchase contract on its common stock. This contract obligates the Company to pay $350.0 million to the financial institution counterparty not later than August 2013, or earlier at the Company's option, for the 5,581,400 shares purchased. The reduction of common shares outstanding was recorded at the inception of the forward share purchase contract and factored into the calculation of weighted average shares outstanding.

In 2009, in addition to the common stock share activity described in the Stock-Based Compensation Plans and Other Equity Arrangements sections of this footnote, the Company issued 242,653 shares of common stock from treasury and received cash proceeds of $9.5 million during the year.

COMMON STOCK RESERVED — Common stock shares reserved for issuance under various employee and director stock plans at December 31, 2011 and January 1, 2011 are as follows:

	2011	2010
Employee stock purchase plan	**2,808,891**	2,956,667
Other stock-based compensation plans	**2,643,113**	5,035,575
Total shares reserved	**5,452,004**	7,992,242

PREFERRED STOCK PURCHASE RIGHTS — Each outstanding share of common stock has a one share purchase right. Each purchase right may be exercised to purchase one two-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $220.00, subject to adjustment. The rights, which do not have voting rights, expire on March 10, 2016, and may be redeemed by the Company at a price of $0.01 per right at any time prior to the tenth day following the public announcement that a person has acquired beneficial ownership of 15% or more of the outstanding shares of common stock. In the event that the Company is acquired in a merger or other business combination transaction, provision shall be made so that each holder of a right (other than a holder who is a 14.9%-or-more shareowner) shall have the right to receive, upon exercise thereof, that number of shares of common stock of the surviving Company having a market value equal to two times the exercise price of the right. Similarly, if anyone becomes the beneficial owner of more than 15% of the then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of common stock which the independent directors have deemed to be fair and in the best interest of the Company), provision will be made so that each holder of a right (other than a holder who is a 14.9%-or-more shareowner) shall thereafter have the right to receive, upon exercise thereof, common stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value equal to two times the exercise price of the right. At December 31, 2011, there were 163,465,561 outstanding rights.

STOCK-BASED COMPENSATION PLANS — The Company has stock-based compensation plans for salaried employees and non-employee members of the Board of Directors. The plans provide for discretionary grants of stock options, restricted stock units, and other stock-based awards.

The plans are generally administered by the Compensation and Organization Committee of the Board of Directors, consisting of non-employee directors.

Stock Option Valuation Assumptions: Stock options are granted at the fair market value of the Company's stock on the date of grant and have a 10-year term. Generally, stock option grants vest ratably over four years from the date of grant.

The following describes how certain assumptions affecting the estimated fair value of stock options are determined: the dividend yield is computed as the annualized dividend rate at the date of grant divided by the strike price of the stock option; expected volatility is based on an average of the market implied volatility and historical volatility for the 5 year expected life; the risk-free interest rate is based on U.S. Treasury securities with maturities equal to the expected life of the option; and an eight percent forfeiture rate is assumed. The Company uses historical data in order to estimate forfeitures and holding period behavior for valuation purposes.

The fair value of stock option grants is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used to value grants made in 2011, 2010 and 2009. The 2010 weighted average assumptions include one million options that were granted as part of the merger.

	2011	2010	2009
Average expected volatility	**38.4%**	31.4%	32.8%
Dividend yield	**2.5%**	2.2%	2.8%
Risk-free interest rate	**1.1%**	2.7%	2.2%
Expected term	**5.5 yrs**	6.3 yrs	5.0 yrs
Fair value per option	**$ 18.29**	$ 16.68	$ 11.48
Weighted average vesting period	**2.7 yrs**	3.0 yrs	2.4 yrs

As part of the Merger, the Company exchanged the pre-merger stock options of Black & Decker for 5.8 million Stanley Black & Decker stock options. The following assumptions were used in the valuation of pre-merger Black & Decker stock options:

	2010
Average expected volatility	32.0%
Dividend yield	0.7%
Risk-free interest rate	1.4%
Expected term	2.9yrs
Fair value per option	$18.72

All options had fully vested as of the Merger date. The fair value of the 5.8 million options exchanged as part of the merger was $105.8 million, with $91.7 million recorded as consideration paid and $14.1 million recognized as future compensation cost. Under ASC 805, the fair value of vested options and the earned portion of unvested options are recognized as consideration paid. The remaining value relating to the unvested and unearned options are recognized as future stock based compensation.

Stock Options:

The number of stock options and weighted-average exercise prices are as follows:

	2011		2010		2009	
	Options	Price	Options	Price	Options	Price
Outstanding, beginning of year	**11,641,564**	**$ 48.69**	5,839,417	$ 39.75	7,082,224	$ 37.08
Granted	**1,150,577**	**65.05**	2,055,942	60.69	502,500	48.46
Options assumed from merger	—	—	5,843,623	44.41	—	—
Exercised	**(2,166,269)**	**40.34**	(1,720,507)	34.81	(1,603,205)	30.13
Forfeited	**(181,212)**	**52.19**	(376,911)	54.95	(142,102)	44.65
Outstanding, end of year	**10,444,660**	**$ 52.47**	11,641,564	$ 48.69	5,839,417	$ 39.75
Exercisable, end of year	**6,853,838**	**$ 49.74**	8,100,566	$ 46.70	4,364,180	$ 38.50

At December 31, 2011, the range of exercise prices on outstanding stock options was $15.06 to $74.11. Stock option expense was $22.0 million, $17.7 million, and $6.1 million for the years ended December 31, 2011, January 1, 2011 and January 2, 2010, respectively. At December 31, 2011, the Company had $39.1 million of unrecognized pre-tax compensation expense for stock options. This expense will be recognized over the remaining vesting periods which are 3.0 years on a weighted average basis.

During 2011, the Company received $93.9 million in cash from the exercise of stock options. The related tax benefit from the exercise of these options is $18.9 million. During 2011, 2010 and 2009 the total intrinsic value of options exercised was $68.7 million, $46.5 million and $16.5 million, respectively. When options are exercised, the related shares are issued from treasury stock.

ASC 718, "Compensation — Stock Compensation," requires the benefit arising from tax deductions in excess of recognized compensation cost to be classified as a financing cash flow. To quantify the recognized compensation cost on which the excess tax benefit is computed, both actual compensation expense recorded and pro-forma compensation cost reported in disclosures are considered. An excess tax benefit is generated on the extent to which the actual gain, or spread, an optionee receives upon exercise of an option exceeds the fair value determined at the grant date; that excess spread over the fair value of the option times the applicable tax rate represents the excess tax benefit. In 2011, 2010 and 2009, the Company reported $14.1 million, $10.8 million and $0.3 million, respectively, of excess tax benefits as a financing cash flow within the proceeds from issuance of common stock caption.

Outstanding and exercisable stock option information at December 31, 2011 follows:

	Outstanding Stock Options			Exercisable Stock Options	
Exercise Price Ranges	Options	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price	Options	Weighted-average Exercise Price
$35.00 and below	2,346,200	3.88	$ 31.34	1,959,457	$ 31.28
$35.01 — 50.00	1,858,059	3.74	44.79	1,593,883	44.17
$50.01 — higher	6,240,401	6.44	62.70	3,300,498	63.39
	10,444,660	5.39	$ 52.47	6,853,838	$ 49.74

Compensation cost for new grants is recognized on a straight-line basis over the vesting period. The expense for retirement eligible employees (those aged 55 and over and with 10 or more years of service) is recognized by the date they became retirement eligible, as such employees may retain their options for the 10 year contractual term in the event they retire prior to the end of the vesting period stipulated in the grant.

Employee Stock Purchase Plan: The Employee Stock Purchase Plan ("ESPP") enables eligible employees in the United States and Canada to subscribe at any time to purchase shares of common stock on a monthly basis at the lower of 85% of the fair market value of the shares on the grant date ($53.00 per share for fiscal year 2011 purchases) or 85% of the fair market value of the shares on the last business day of each month. A maximum of 6,000,000 shares are authorized for subscription. During 2011, 2010 and 2009 shares totaling 147,776 shares, 143,624 shares and 115,776 shares respectively, were issued under the plan at average prices of $49.63, $37.53, and $27.87 per share, respectively and the intrinsic value of the ESPP purchases was $2.6 million, $3.1 million and $1.8 million respectively. For 2011, the Company received $7.8 million in cash from ESPP purchases, and there is no related tax benefit. The fair value of ESPP shares was estimated using the Black-Scholes option pricing model. ESPP compensation cost is recognized ratably over the one-year term based on actual employee stock purchases under the plan. The fair value of the employees' purchase rights under the ESPP was estimated using the following assumptions for 2011, 2010 and 2009, respectively: dividend yield of 2.1%, 2.5% and 2.9%; expected volatility of 30.0%, 38.0% and 56.0%; risk-free interest rates of 0.2%, 0.1% and 0.2%; and expected lives of one year. The weighted average fair value of those purchase rights granted in 2011, 2010 and 2009 was $21.0, $20.8 and $10.8, respectively. Total compensation expense recognized for ESPP amounted to $2.9 million, $3.5 million and $1.2 million for 2011, 2010 and 2009, respectively.

Restricted Share Units and Awards: Compensation cost for restricted share units and awards, including restricted shares granted to French employees in lieu of RSU's, (collectively "RSU's") granted to employees is recognized ratably over the vesting term, which varies but is generally 4 years. RSU grants totaled 413,330 shares, 1,532,107 shares and 452,613 shares in 2011, 2010 and 2009, respectively. The weighted-average grant date fair value of RSU's granted in 2011, 2010 and 2009 was $65.20, $59.32 and $37.55 per share, respectively. Additionally, the Company assumed 0.4 million restricted stock units and awards as part of the Merger in March of 2010. These restricted stock units and awards had a fair value of $57.86 per share or $25.0 million in total, with $12.2 million recorded as consideration paid and $12.8 million recognized as future compensation cost.

Total compensation expense recognized for RSU's amounted to $33.3 million, $52.7 million and $9.4 million, in 2011, 2010 and 2009 respectively. The actual tax benefit received in the period the shares were delivered was $3.8 million, $0.3 million and $0.1 million in 2011, 2010 and 2009, respectively. As of December 31, 2011, unrecognized compensation expense for RSU's amounted to $62.7 million and this cost will be recognized over a weighted-average period of 4.2 years.

A summary of non-vested restricted stock unit and award activity as of December 31, 2011, and changes during the twelve month period then ended is as follows:

	Restricted Share Units & Awards		Weighted Average Grant Date Fair Value
Non-vested at January 1, 2011	2,470,723	$	53.60
Granted	413,330		65.20
Vested	(467,771)		70.22
Forfeited	(43,174)		70.98
Non-vested at December 31, 2011	2,373,108	$	57.52

The total fair value of shares vested (market value on the date vested) during 2011, 2010 and 2009 was $32.8 million, $14.9 million and $7.2 million, respectively.

Non-employee members of the Board of Directors received restricted share-based grants which must be cash settled and accordingly mark-to-market accounting is applied. Additionally, the Board of Directors were granted restricted share units for which compensation expense of $1.1 million, $0.9 million and $0.6 million was recognized for 2011, 2010 and 2009, respectively.

Long-Term Performance Awards: The Company has granted Long Term Performance Awards ("LTIPs") under its 1997, 2001 and 2009 Long Term Incentive Plans to senior management employees for achieving Company performance measures. Awards are payable in shares of common stock, which may be restricted if the employee has not achieved certain stock ownership levels, and generally no award is made if the employee terminates employment prior to the payout date.

Long-Term Performance Awards: LTIP grants were made in 2009, 2010 and 2011. Each grant has separate annual performance goals for each year within the respective three year performance period. Earnings per share and return on capital employed represent 75% of the share payout of each grant. There is a third market-based element, representing 25% of the total grant, which measures the Company's common stock return relative to peers over the performance period. The ultimate delivery of shares will occur in 2012, 2013 and 2014 for the 2009, 2010 and 2011 grants, respectively. Total payouts are based on actual performance in relation to these goals.

Working capital incentive plan: In 2010, the Company initiated a bonus program under its 2009 Long Term Incentive Plan. The program provides executives the opportunity to receive stock in the event certain working capital turn objectives are achieved by June of 2013 and are sustained for a period of at least six months. The ultimate issuances of shares, if any, will be determined based on achievement of objectives during the performance period.

Expense recognized for the various performance-contingent grants amounted to $9.6 million in 2011, $10.3 million in 2010, and $3.4 million in 2009. With the exception of the market-based award, in the event performance goals are not met compensation cost is not recognized and any previously recognized compensation cost is reversed.

A summary of the activity pertaining to the maximum number of shares that may be issued is as follows:

	Share Units	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2011	1,293,372	$ 40.37
Granted	297,409	68.97
Vested	—	—
Forfeited	(232,882)	43.27
Non-vested at December 31, 2011	1,357,899	$ 46.14

OTHER EQUITY ARRANGEMENTS

In May 2011, the Company purchased from a financial institution over the counter 3 month "in-the-money" capped call options, subject to adjustments for standard anti-dilution provisions, on 2,448,558 shares of its common stock for an aggregate premium of $19.6 million, or an average of $8.00 per option. The initial term of the capped call options was one month which was subsequently extended in an addendum to the agreement with the counterparty to a three month term. The purpose of the capped call options was to reduce share price volatility on potential future share repurchases by establishing the prices at which the Company could elect to repurchase 2,448,558 shares in the three month term. In accordance with ASC 815-40 the premium paid was recorded as a reduction to Shareowners' equity. The contracts for this series of options generally provided that the options might, at the Company's election, be cash settled, physically settled or net-share settled (the default settlement method). This series of options had various expiration dates within the month of August 2011. The applicable lower strike price was $70.16 and the applicable upper strike price was $80.35. The capped calls were terminated in July 2011. The Company elected to net share settle the transaction and received 3,052 shares valued at $0.2 million.

Convertible Preferred Units and Equity Option

As described more fully in Note H, Long-Term Debt and Financing Arrangements, in November 2010, the Company issued Convertible Preferred Units comprised of $632,500,000 of Notes due November 17, 2018 and Purchase Contracts. There have been no changes to the terms of the Convertible Preferred Units. The Purchase Contracts obligate the holders to purchase, on the earlier of (i) November 17, 2015 (the Purchase Contract Settlement date) or (ii) the triggered early settlement date, 6,325,000 shares, for $100 per share, of the Company's 4.75% Series B Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"), resulting in cash proceeds to the Company of up to $632.5 million.

Following the issuance of Convertible Preferred Stock upon settlement of a holder's Purchase Contracts, a holder of Convertible Preferred Stock may, at its option, at any time and from time to time, convert some or all of its outstanding shares of Convertible Preferred Stock at a conversion rate of 1.3333 shares of the Company's common stock per share of Convertible Preferred Stock (subject to customary anti-dilution provisions), which is equivalent to an initial conversion price of approximately $75.00 per share of common stock. Assuming conversion of the 6,325,000 shares of Convertible Preferred Stock at the 1.3333 initial conversion rate a total of 8.43 million shares of the Company's common stock may be issued upon conversion. As of December 31, 2011, due to the customary anti-dilution provisions, the conversion rate on the Convertible Preferred Stock was 1.3388 (equivalent to a conversion price of approximately $74.69 per common share). In the event that holders elect to settle their Purchase Contracts prior to November 17, 2015, the Company will deliver a number of shares of Convertible Preferred Stock equal to 85% of the Purchase Contacts tendered, together with cash in lieu of fractional shares. Upon a conversion on or after November 15, 2015 the Company may elect to pay or deliver, as the case may be, solely shares of common stock, together with cash in lieu of fractional shares ("physical settlement"), solely cash ("cash settlement"), or a combination of cash and common stock ("combination settlement"). The Company may redeem some or all of the Convertible Preferred Stock on or after December 22, 2015 at a redemption price equal to 100% of the $100 liquidation preference per share plus accrued and unpaid dividends to the redemption date.

In November 2010, contemporaneously with the issuance of the Convertible Preferred Units described above, the Company paid $50.3 million, or an average of $5.97 per option, to enter into capped call transactions (equity options) on 8.43 million shares of common stock with certain major financial institutions. The purpose of the capped call transactions is to offset the common shares that may be deliverable upon conversion of shares of Convertible Preferred Stock. With respect to the impact on the Company, the capped call transactions and the Convertible Preferred Stock, when taken together, result in the economic equivalent of having the conversion price on the Convertible Preferred Stock at $97.55, the upper strike price of the capped call (as of December 31, 2011). Refer to Note H, Long-Term Debt and Financing Arrangements. In accordance with ASC 815-40 the $50.3 million premium paid was recorded as a reduction to equity.

The capped call transactions cover, subject to customary anti-dilution adjustments, the number of shares of common stock equal to the number of shares of common stock underlying the maximum number of shares of Convertible Preferred Stock issuable upon settlement of the Purchase Contracts. Each of the capped call transactions has a term of approximately five years and initially has a lower strike price of $75.00, which corresponded to the initial conversion price of the Convertible Preferred Stock, and an upper strike price of $97.95, which was approximately 60% higher than the closing price of the common stock on November 1, 2010. The capped call transactions may be settled by net share settlement (the default settlement method) or, at the Company's option and subject to certain conditions, cash settlement, physical settlement or modified physical settlement. The aggregate fair value of options at December 31, 2011 was $55.7 million.

A summary of the capped call (equity options) issued is as follows:

			(Per Share)	
Series	**Original Number of Options**	**Net Premium Paid (In millions)**	**Adj. Lower Strike Price**	**Adj. Upper Strike Price**
Series I	2,811,041	$ 16.8	$ 74.69	$ 97.55
Series II	2,811,041	$ 16.8	$ 74.69	$ 97.55
Series III	2,811,041	$ 16.7	$ 74.69	$ 97.55
	8,433,123	$ 50.3	$ 74.69	$ 97.55

In January 2009, the Company purchased from financial institutions over the counter 15 month capped call options, subject to adjustments for standard anti-dilution provisions, on 3 million shares of its common stock for an aggregate premium of $16.4 million, or an average of $5.47 per option. The purpose of the capped call options is to reduce share price volatility on potential future share repurchases by establishing the prices at which the Company may elect to repurchase 3 million shares in the 15 month term. In accordance with ASC 815-40 the premium paid was recorded as a reduction to Shareowners' equity. The contracts for each of the three series of options generally provide that the options may, at the Company's election, be cash settled, physically settled or net-share settled (the default settlement method). Each series of options had various expiration dates within the month of March 2010.

In 2009, the Company and counterparties to the transaction agreed to terminate 2,886,629 options. Of these terminations, 886,629 were cash settled using an average share price of $41.29, resulting in a $7.2 million cash receipt and 2,000,000 options were net-share settled in 1.0 million tranches using an average share price of $49.67 and $49.32, respectively. These terminations resulted in 513,277 shares being delivered to the Company which was recorded to Shareowners' equity. Because the market price of the Company's common stock was above the applicable upper strike price, the value per option to the Company was the difference between the applicable upper strike price and lower strike price. The remaining 113,371 options were automatically exercised and net-share settled in March 2010 using an average share price of $58.76 and a fair value of $1,673,265.

K. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) at the end of each fiscal year was as follows:

(Millions of Dollars)	2011	2010	2009
Currency translation adjustment	**$ (87.4)**	$ 29.1	$ 15.1
Pension loss, net of tax	**(153.1)**	(62.5)	(84.6)
Fair value of net investment hedge effectiveness, net of tax	**(32.8)**	(32.7)	(11.8)
Fair value of cash flow hedge effectiveness, net of tax	**(75.9)**	(50.2)	4.8
Accumulated other comprehensive loss	**$ (349.2)**	$ (116.3)	$ (76.5)

L. EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP") Most U.S. employees, including Black & Decker employees beginning on January 1, 2011, may contribute from 1% to 25% of their eligible compensation to a tax-deferred 401(k) savings plan, subject to restrictions under tax laws. Employees generally direct the investment of their own contributions into various investment funds. In 2011 and 2010, an employer match benefit was provided under the plan equal to one-half of each employee's tax-deferred contribution up to the first 7% of their compensation. In 2009, an employer match benefit was provided under the plan equal to one-quarter of each employee's tax-deferred contribution up to the first 7% of their compensation. Participants direct the entire employer match benefit such that no participant is required to hold the Company's common stock in their 401(k) account. The employer match benefit totaled $17.7 million, $8.8 million and $3.9 million in 2011, 2010 and 2009, respectively. In addition to the regular employer match, in 2009 the Company made an additional $0.9 million contribution to employees' accounts based on 2009 forfeitures and a surplus resulting from appreciation of the Company's share value.

In addition, approximately 8,600 U.S. salaried and non-union hourly employees are eligible to receive a non-contributory benefit under the Core benefit plan (formerly the Cornerstone plan). Core benefit allocations range from 2% to 6% of eligible employee compensation based on age. Approximately 7,000 U.S. employees also receive a Core transition benefit, allocations of which range from 1%—3% of eligible compensation based on age and date of hire. Approximately 2,517 U.S. employees are eligible to receive an additional average 1.4% contribution actuarially designed to replace previously curtailed pension benefits. Allocations for benefits earned under the Core plan, which were suspended in 2009, were $33.0 million in 2011 and $13.7 million in 2010. Assets held in participant Core accounts are invested in target date retirement funds which have an age-based allocation of investments.

Shares of the Company's common stock held by the ESOP were purchased with the proceeds of external borrowings in 1989 and borrowings from the Company in 1991 ("1991 internal loan"). The external ESOP borrowings, which were fully repaid in 2009, were guaranteed by the Company and were included in Long-term debt. Shareowners' equity reflects a reduction equal to the cost basis of unearned (unallocated) shares purchased with the internal and the external borrowings.

The Company accounts for the ESOP under ASC 718-40, "Compensation — Stock Compensation — Employee Stock Ownership Plans". Net ESOP activity recognized is comprised of the cost basis of shares released, the cost of the aforementioned Core and 401(k) match defined contribution benefits, interest expense on the external 1989 borrowing, less the fair value of shares released and dividends on unallocated ESOP shares. The Company's net ESOP activity resulted in expense of $28.4 million in 2011, expense of $3.4 million in 2010 and income of $8.0 million in 2009. The increase in net ESOP expense in 2011 is related to the merger of the U.S. Black & Decker 401(k) defined contribution plan into the ESOP and extending the core benefit to these employees. ESOP expense is affected by the market value of the Company's common stock on the monthly dates when shares are released. The market value of shares released averaged $68.12 per share in 2011, $58.56 per share in 2010 and $39.37 per share in 2009.

Unallocated shares are released from the trust based on current period debt principal and interest payments as a percentage of total future debt principal and interest payments. Dividends on both allocated and unallocated shares may be used for debt service and to credit participant accounts for dividends earned on allocated shares. Dividends paid on the shares acquired with the 1991 internal loan were used solely to pay internal loan debt service in all periods. Dividends on ESOP shares, which are charged to shareowners' equity as declared, were $12.2 million in 2011, $9.7 million in 2010 and $10.3 million in 2009, net of the tax benefit which is recorded within equity. Dividends on ESOP shares were utilized entirely for debt service in all years. Interest costs incurred by the ESOP on the 1989 external debt, which matured in 2009, were nominal in 2009. Interest costs incurred by the ESOP on the 1991 internal loan, which have no earnings impact, were $7.2 million, $7.6 million and $8.1 million for 2011, 2010 and 2009, respectively. Both allocated and unallocated ESOP shares are treated as outstanding for purposes of computing earnings per share. As of December 31, 2011, the cumulative number of ESOP shares allocated to participant accounts was 11,873,782, of which participants held 3,504,125 shares, and the number of unallocated shares was 3,691,274. At December 31, 2011, there were 26,768 released shares in the ESOP trust holding account pending allocation. The Company made cash contributions totaling $16.2 million in 2011, $1.3 million in 2010 and $11.4 million in 2009.

PENSION AND OTHER BENEFIT PLANS — The Company sponsors pension plans covering most domestic hourly and certain executive employees, and approximately 16,900 foreign employees. Benefits are generally based on salary and years of service, except for U.S. collective bargaining employees whose benefits are based on a stated amount for each year of service.

The Company contributes to a number of multi-employer plans for certain collective bargaining U.S. employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

a. Assets contributed to the multiemployer plan by one employer may be used to provide benefit to employees of other participating employers.

b. If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be inherited by the remaining participating employers.

c. If the Company chooses to stop participating in some of its multiemployer plans, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

In addition, the Company also contributes to a number of multiemployer plans outside of the U.S. The foreign plans are insured, therefore, the Company's obligation is limited to the payment of insurance premiums.

The Company has assessed and determined that none of the multiemployer plans to which it contributes are individually significant to the Company's financial statements The Company does not expect to incur a withdrawal liability or expect to significantly increase its contributions over the remainder of the contract period.

In addition to the multiemployer plans, various other defined contribution plans are sponsored worldwide, including a tax-deferred 401(k) savings plan covering substantially all Black & Decker U.S. employees.

The expense for such defined contribution plans, aside from the earlier discussed ESOP plans, follows:

(Millions of Dollars)	2011	2010	2009
Multi-employer plan expense	**$ 3.0**	$ 0.6	$ 0.5
Other defined contribution plan expense	**$ 9.9**	$ 16.4	$ 3.3

The decrease in other defined contribution plan expense in 2011 relative to 2010 primarily pertains to the merger of the Black & Decker U.S. defined contribution plan into the ESOP. The multiemployer plan expense and other defined contribution expense increased in 2010, as compared to 2009, due to the Merger.

The components of net periodic pension expense are as follows:

	U.S. Plans			Non-U.S. Plans		
(Millions of Dollars)	2011	2010	2009	2011	2010	2009
Service cost	**$ 6.5**	$ 18.1	$ 2.6	**$ 12.6**	$ 12.8	$ 3.8
Interest cost	**69.6**	61.2	9.8	**52.9**	44.7	13.3
Expected return on plan assets	**(70.0)**	(52.5)	(6.7)	**(50.5)**	(39.8)	(14.9)
Prior service cost amortization	**1.0**	1.0	1.2	**0.3**	0.2	0.1
Transition obligation amortization	**—**	—	—	**0.1**	0.1	0.1
Actuarial loss amortization	**2.5**	2.0	2.9	**3.0**	4.1	2.4
Settlement / curtailment loss (gain)	**1.9**	(9.1)	1.2	**(0.5)**	(2.3)	(1.7)
Net periodic pension expense	**$ 11.5**	$ 20.7	$ 11.0	**$ 17.9**	$ 19.8	$ 3.1

The Company provides medical and dental benefits for certain retired employees in the United States and Canada. Approximately 10,800 participants are covered under these plans. Net periodic post-retirement benefit expense was comprised of the following elements:

	Other Benefit Plans		
(Millions of Dollars)	2011	2010	2009
Service cost	**$ 0.6**	$ 1.3	$ 0.8
Interest cost	**3.6**	4.6	1.3
Prior service credit amortization	**(1.2)**	(0.2)	(0.2)
Actuarial loss amortization	**(0.2)**	(0.1)	(0.1)
Settlement / curtailment gain	**—**	(7.2)	—
Net periodic post-retirement benefit (income) expense	**$ 2.8**	$ (1.6)	$ 1.8

Changes in plan assets and benefit obligations recognized in other comprehensive income in 2011 are as follows:

(Millions of Dollars)	2011
Current year actuarial loss	**$ 141.1**
Amortization of actuarial loss	**(6.7)**
Prior service cost from plan amendments	**3.6**
Amortization of prior service costs	**(0.2)**
Amortization of transition obligation	**(0.1)**
Currency / other	**(1.6)**
Total loss recognized in other comprehensive income (pre-tax)	**$ 136.1**

The amounts in Accumulated other comprehensive loss expected to be recognized as components of net periodic benefit costs during 2012 total $9.1 million, representing amortization of $8.9 million of actuarial loss, $0.1 million of prior service cost, and $0.1 million of transition obligation.

The changes in the pension and other post-retirement benefit obligations, fair value of plan assets, as well as amounts recognized in the Consolidated Balance Sheets, are shown below:

	U.S. Plans		Non-U.S. Plans		Other Benefits	
	2011	**2010**	**2011**	**2010**	**2011**	**2010**
Change in benefit obligation						
Benefit obligation at end of prior year	**$ 1,390.5**	$ 176.1	**$ 987.1**	$ 256.6	**$ 86.9**	$ 23.0
Service cost	**6.5**	18.1	**12.6**	12.8	**0.6**	1.3
Interest cost	**69.6**	61.2	**52.9**	44.7	**3.6**	4.6
Settlements/curtailments	**(44.1)**	(65.6)	**(3.1)**	(14.1)	**(0.9)**	(11.0)
Actuarial (gain) loss	**161.9**	81.6	**(23.0)**	13.0	**0.2**	3.9
Plan amendments	**0.1**	2.0	**2.8**	3.3	**0.7**	(13.9)
Foreign currency exchange rates	**—**	—	**(13.8)**	9.3	**(0.2)**	0.2
Participant contributions	**—**	—	**0.3**	0.8	**—**	—
Acquisitions, divestitures and other	**4.1**	1,181.7	**0.3**	706.6	**0.1**	90.4
Benefits paid	**(87.6)**	(64.6)	**(50.4)**	(45.9)	**(10.9)**	(11.6)
Benefit obligation at end of year	**$ 1,501.0**	$ 1,390.5	**$ 965.7**	$ 987.1	**$ 80.1**	$ 86.9
Change in plan assets						
Fair value of plan assets at end of prior year	**$ 1,032.1**	$ 108.7	**$ 719.1**	$ 210.8	**$**	$ —
Actual return on plan assets	**99.2**	86.9	**19.4**	51.2	**—**	—
Participant contributions	**—**	—	**0.3**	0.8	**—**	—
Employer contributions	**83.6**	212.6	**35.6**	52.4	**11.8**	11.6
Settlements	**(44.1)**	—	**(2.7)**	(7.3)	**(0.9)**	—
Foreign currency exchange rate changes	**—**	—	**(8.3)**	11.0	**—**	—
Acquisitions, divestitures and other	**(3.7)**	688.5	**(3.6)**	446.1	**—**	—
Benefits paid	**(87.6)**	(64.6)	**(50.4)**	(45.9)	**(10.9)**	(11.6)
Fair value of plan assets at end of plan year	**$ 1,079.5**	$ 1,032.1	**$ 709.4**	$ 719.1	**$ —**	$ —
Funded status — assets less than benefit obligation	**$ (421.5)**	$ (358.4)	**$ (256.3)**	$ (268.0)	**$ (80.1)**	$ (86.9)
Unrecognized prior service cost (credit)	**4.5**	5.4	**5.6**	3.3	**(12.7)**	(14.6)
Unrecognized net actuarial loss	**153.3**	24.9	**75.1**	70.9	**1.7**	1.4
Unrecognized net transition obligation	**—**	—	**0.3**	0.4	**—**	—
Net amount recognized	**$ (263.7)**	$ (328.1)	**$ (175.3)**	$ (193.4)	**$ (91.1)**	$ (100.1)
Amounts recognized in the Consolidated Balance Sheets						
Prepaid benefit cost (non-current)	**$ —**	$ 0.2	**$ 4.0**	$ 4.8	**$ —**	$ —
Current benefit liability	**(20.2)**	(56.9)	**(8.0)**	(8.1)	**(9.6)**	(10.5)
Non-current benefit liability	**(401.3)**	(301.7)	**(252.3)**	(264.7)	**(70.5)**	(76.4)
Net liability recognized	**$ (421.5)**	$ (358.4)	**$ (256.3)**	$ (268.0)	**$ (80.1)**	$ (86.9)
Accumulated other comprehensive loss (pre-tax):						
Prior service cost (credit)	**$ 4.5**	$ 5.4	**$ 5.6**	$ 3.3	**$ (12.7)**	$ (14.6)
Actuarial loss	**153.3**	24.9	**75.1**	70.9	**1.7**	1.4
Transition liability	**—**	—	**0.3**	0.4	**—**	—
	$ 157.8	$ 30.3	**$ 81.0**	$ 74.6	**$ (11.0)**	$ (13.2)
Net amount recognized	**$ (263.7)**	$ (328.1)	**$ (175.3)**	$ (193.4)	**$ (91.1)**	$ (100.1)

The increase in the U.S. projected benefit obligation from actuarial losses in 2011 primarily pertains to the 100 basis point decline in the discount rate. During the fourth quarter of 2010, certain Black & Decker U.S. and U.K. pension plans, as well as the U.S. retiree health benefit plan were curtailed resulting in curtailment gains of $20 million as disclosed in the tables above.

The accumulated benefit obligation for all defined benefit pension plans was $2,430.0 million at December 31, 2011 and $2,334.8 million at January 1, 2011. Information regarding pension plans in which accumulated benefit obligations exceed plan assets follows:

(Millions of Dollars)	U.S. Plans 2011	U.S. Plans 2010	Non-U.S. Plans 2011	Non-U.S. Plans 2010
Projected benefit obligation	**$ 1,501.0**	$ 1,376.7	**$ 777.0**	$ 927.5
Accumulated benefit obligation	**$ 1,498.0**	$ 1,373.9	**$ 751.2**	$ 890.7
Fair value of plan assets	**$ 1,079.5**	$ 1,018.1	**$ 518.7**	$ 655.8

Information regarding pension plans in which projected benefit obligations (inclusive of anticipated future compensation increases) exceed plan assets follows:

(Millions of Dollars)	U.S. Plans 2011	U.S. Plans 2010	Non-U.S. Plans 2011	Non-U.S. Plans 2010
Projected benefit obligation	**$ 1,501.1**	$ 1,376.7	**$ 785.1**	$ 943.0
Accumulated benefit obligation	**$ 1,498.0**	$ 1,373.9	**$ 756.1**	$ 904.5
Fair value of plan assets	**$ 1,079.5**	$ 1,018.1	**$ 524.9**	$ 670.2

The major assumptions used in valuing pension and post-retirement plan obligations and net costs were as follows:

	Pension Benefits						Other Benefits		
	U.S. Plans			Non-U.S. Plans			U.S. Plans		
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Weighted-average assumptions used to determine benefit obligations at year end:									
Discount rate	**4.25%**	5.25%	5.75%	**5.0%**	5.25%	5.75%	**3.75%**	4.5%	5.5%
Rate of compensation increase	**6.0%**	6.0%	6.0%	**3.5%**	4.0%	4.25%	—	3.75%	4.0%
Weighted-average assumptions used to determine net periodic benefit cost:									
Discount rate	**5.25%**	5.75%	6.0%	**5.25%**	5.75%	6.0%	**4.50%**	5.50%	6.25%
Rate of compensation increase	**6.0%**	3.75%	6.0%	**4.0%**	4.25%	3.5%	**3.75%**	4.0%	4.0%
Expected return on plan assets	**7.0%**	7.5%	7.5%	**7.0%**	6.75%	6.75%	—	—	—

The expected rate of return on plan assets is determined considering the returns projected for the various asset classes and the relative weighting for each asset class considering the target asset allocations. In addition the Company considers historical performance, the recommendations from outside actuaries and other data in developing the return assumption. The Company expects to use a weighted-average rate of return assumption of 6.25% for the U.S. and international plans, in the determination of fiscal 2012 net periodic benefit expense.

PENSION PLAN ASSETS — Plan assets are invested in equity securities, government and corporate bonds and other fixed income securities, money market instruments and insurance contracts. The Company's worldwide asset allocations at December 31, 2011 and January 1, 2011 by asset category and the level of the valuation inputs within the fair value hierarchy established by ASC 820 are as follows:

Asset Category	2011	Level 1	Level 2
Cash and cash equivalents	**$ 35.6**	$ 6.8	$ 28.8
Equity securities			
U.S. equity securities	**323.5**	62.8	260.7
Foreign equity securities	**377.7**	76.9	300.8
Fixed income securities			
Government securities	**468.6**	244.5	224.1
Corporate securities	**505.3**	—	505.3
Mortgage-backed securities	**1.9**	—	1.9
Insurance contracts	**27.7**	—	27.7
Other	**48.6**	—	48.6
Total	**$ 1,788.9**	$ 391.0	$ 1,397.9

Asset Category	2010	Level 1	Level 2
Cash and cash equivalents	**$ 18.1**	$ 1.2	$ 16.9
Equity securities			
U.S. equity securities	**513.2**	7.2	506.0
Foreign equity securities	**513.4**	24.6	488.8
Fixed income securities			
Government securities	**281.9**	9.0	272.9
Corporate securities	**285.9**	16.1	269.8
Mortgage-backed securities	**78.0**	18.4	59.6
Insurance contracts	**31.4**	—	31.4
Other	**29.3**	—	29.3
Total	**$ 1,751.2**	$ 76.5	$ 1,674.7

U.S. and foreign equity securities primarily consist of companies with large market capitalizations and to a lesser extent mid and small capitalization securities. Government securities primarily consist of U.S. Treasury securities and foreign government securities with deminimus default risk. Corporate fixed income securities include publicly traded U.S. and foreign investment grade and to a small extent high yield securities. Mortgage-backed securities predominantly consist of U.S. holdings. Assets held in insurance contracts are invested in the general asset pools of the various insurers, mainly debt and equity securities with guaranteed returns. Other investments include diversified private equity holdings. The level 2 investments are primarily comprised of institutional mutual funds that are not publicly traded; the investments held in these mutual funds are generally level 1 publicly traded securities.

The Company's investment strategy for pension plan assets includes diversification to minimize interest and market risks. Plan assets are rebalanced periodically to align with target asset allocations. Currently, the Company's target allocations include 25%-45% in equity securities, 50%-70% in fixed income securities and up to 10% in other securities. Maturities of investments are not necessarily related to the timing of expected future benefit payments, but adequate liquidity to make immediate and medium term benefit payments is ensured.

CONTRIBUTIONS The Company's funding policy for its defined benefit plans is to contribute amounts determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations. The Company expects to contribute approximately $110 million to its pension and other post-retirement benefit plans in 2012.

EXPECTED FUTURE BENEFIT PAYMENTS Benefit payments, inclusive of amounts attributable to estimated future employee service, are expected to be paid as follows over the next 10 years:

(Millions of Dollars)	Total	Year 1	Year 2	Year 3	Year 4	Year 5	Years 6-10
Future payments	$ 1,553.8	$ 155.0	$ 153.0	$ 156.0	$ 155.6	$ 152.7	$ 781.5

These benefit payments will be funded through a combination of existing plan assets and amounts to be contributed in the future by the Company.

HEALTH CARE COST TRENDS The weighted average annual assumed rate of increase in the per-capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 7.6% for 2012, reducing gradually to 4.5% by 2028 and remaining at that level thereafter. A one percentage point change in the assumed health care cost trend rate would affect the post-retirement benefit obligation as of December 31, 2011 by approximately $3.0 million and would have an immaterial effect on the net periodic post-retirement benefit cost.

M. FAIR VALUE MEASUREMENTS

ASC 820 defines, establishes a consistent framework for measuring, and expands disclosure requirements about fair value. ASC 820 requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 — Quoted prices for identical instruments in active markets.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs and significant value drivers are observable.

Level 3 — Instruments that are valued using unobservable inputs.

The Company holds various derivative financial instruments that are employed to manage risks, including foreign currency and interest rate exposures. These financial instruments are carried at fair value and are included within the scope of ASC 820. The Company determines the fair value of derivatives through the use of matrix or model pricing, which utilizes verifiable inputs such as market interest and currency rates. When determining the fair value of these financial instruments for which Level 1 evidence does not exist, the Company considers various factors including the following: exchange or market price quotations of similar instruments, time value and volatility factors, the Company's own credit rating and the credit rating of the counter-party.

The following table presents the Company's financial assets and liabilities that are measured at fair value on a recurring basis for each of the hierarchy levels (millions of dollars):

	Total Carrying Value	Level 1	Level 2	Level 3
December 31, 2011:				
Derivative assets	$ 142.5	$ —	$ 142.5	$ —
Derivatives liabilities	$ 181.7	$ —	$ 181.7	$ —
Money market fund	$ 39.0	$ 39.0	$ —	$ —
January 1, 2011:				
Derivative assets	$ 55.0	$ —	$ 55.0	$ —
Derivatives liabilities	$ 115.7	$ —	$ 115.7	$ —
Money market fund	$ 716.7	$ 716.7	$ —	$ —

At December 31, 2011 there were no assets and liabilities that were measured at fair value on a non-recurring basis.

A summary of the Company's financial instruments carrying and fair values at December 31, 2011 and January 1, 2011 follows. Refer to Note I, Derivative Financial Instruments, for more details regarding derivative financial instruments, and Note H, Long-Term Debt and Financing Arrangements, for more information regarding carrying values of the long-term debt shown below.

	2011		2010	
(millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including current portion	$ 3,452.2	$ 3,623.4	$ 3,434.2	$ 3,607.1
Derivative assets	$ 142.5	$ 142.5	$ 55.0	$ 55.0
Derivative liabilities	$ 181.7	$ 181.7	$ 115.7	$ 115.7

The fair values of long-term debt instruments are estimated using a discounted cash flow analysis using the Company's marginal borrowing rates. The fair values of foreign currency and interest rate swap agreements, comprising the derivative assets and liabilities in the table above, are based on current settlement values.

As discussed in Note B, Accounts and Notes Receivable, the Company has a deferred purchase price receivable related to sales of trade receivables. The deferred purchase price receivable will be repaid in cash as receivables are collected, generally within 30 days, and as such the carrying value of the receivable approximates fair value.

N. OTHER COSTS AND EXPENSES

Other-net is primarily comprised of intangible asset amortization expense (See Note F Goodwill and Intangible Assets for further discussion), currency related gains or losses, environmental expense and merger and acquisition-related charges primarily consisting of transaction costs, partially offset by pension curtailments and settlements. During the years ended December 31, 2011 and January 1, 2011, Other-net included $51.2 million and $36.3 million in merger and acquisition related costs, respectively.

Research and development costs, which are classified in SG&A, were $147.2 million, $131.4 million and $18.3 million for fiscal years 2011, 2010 and 2009, respectively.

O. RESTRUCTURING AND ASSET IMPAIRMENTS

At December 31, 2011 restructuring reserves totaled $84.1 million. A summary of the restructuring reserve activity from January 1, 2011 to December 31, 2011 is as follows (in millions):

	1/1/11	Acquisitions	Net Additions	Usage	Currency	12/31/11
2011 Actions						
Severance and related costs	$ —	$ 5.7	$ 67.0	$ (17.4)	$ (1.3)	**$ 54.0**
Asset impairments	—	—	0.2	(0.2)	—	**—**
Facility closure	—	—	2.7	(2.7)	—	**—**
Other	—	—	1.6	(1.5)	—	**0.1**
Subtotal 2011 actions	—	5.7	71.5	(21.8)	(1.3)	**54.1**
Pre-2011 Actions						
Severance and related costs	97.8	—	(5.7)	(65.5)	1.8	**28.4**
Facility closure	2.3	—	3.9	(5.0)	—	**1.2**
Other	1.1	—	1.3	(2.0)	—	**0.4**
Subtotal Pre-2011 actions	101.2	—	(0.5)	(72.5)	1.8	**30.0**
Total	$ 101.2	$ 5.7	$ 71.0	$ (94.3)	$ 0.5	**$ 84.1**

2011 Actions: During 2011, the Company recognized $68.6 million of restructuring charges associated with the Merger, Niscayah, and other acquisitions, relating to activities initiated in the current year. Of those charges, $64.3 million relates to severance charges associated with the reduction of 1,425 employees, $2.5 million relates to facility closure costs, $0.2 million relates to asset impairments, and $1.6 million represents other charges.

As a result of the Niscayah acquisition, the Company has assumed $5.7 million of restructuring reserves recorded by Niscayah prior to the acquisition as part of legacy cost reduction initiatives in 2010.

In addition, the Company continued to initiate cost reduction actions in 2011 that were not associated with the Merger or other acquisitions, resulting in severance and related charges of $2.7 million pertaining to the reduction of 83 employees, and facility closure costs of $0.2 million.

Of the $71.5 million recognized for 2011 actions, $21.8 million has been utilized to date, with $54.1 million of reserves remaining as of December 31, 2011. The Company expects the vast majority to be utilized in 2012.

Pre-2011 Actions: For the year ended January 1, 2011 the Company initiated restructuring activities associated with the Merger and acquisition of Stanley Solutions de Sécurité ("SSDS"). Charges recognized in 2011 associated with these prior year initiatives amounted to $7.2 million, offset by $7.7 million of releases of reserves related to residual liabilities, which included $0.5 million of reserve releases not associated with the Merger and other acquisitions.

As of January 1, 2011, the reserve balance related to these pre-2011 actions totaled $101.2 million. Utilization of the reserve balance related to pre-2011 actions was $72.5 million in 2011. The vast majority of the remaining reserve balance of $30.0 million is expected to be utilized in 2012.

Segments: The $71.0 million of charges recognized in 2011 includes $31.0 million pertaining to CDIY; $30.1 million pertaining to Security; and $9.9 million pertaining to Industrial.

P. BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

The Company classifies its business into three reportable segments, which also represent its operating segments: Construction & Do It Yourself ("CDIY"), Security, and Industrial.

The CDIY segment is comprised of the professional power tool and accessories businesses, the consumer power tool business and the hand tools, fasteners & storage business. The professional power tool and accessories business sells professional grade corded and cordless electric power tools and equipment including drills, impact wrenches and drivers, grinders, saws, routers and sanders. The consumer power tool business sells corded and cordless power tools, lawn and garden products and home products. The hand tools, fasteners & storage business sells measuring and leveling tools, planes, hammers, demolition tools, knives, saws and chisels. Fastening products include pneumatic tools and fasteners including nail guns, nails, staplers and staples. Storage products include tool boxes, sawhorses and storage units.

The Security segment is comprised of the electronic security solutions and the mechanical access solutions businesses. The electronic security solutions business designs, supplies and installs electronic security systems and provides electronic security services, including alarm monitoring, video surveillance, fire alarm monitoring, systems integration and system maintenance. Purchasers of these systems typically contract for ongoing security systems monitoring and maintenance at the time of initial equipment installation. The electronic security business also sells healthcare solutions which include medical carts and cabinets, asset tracking, infant protection, pediatric protection, patient protection, wander management, fall management, and emergency call products. The mechanical access solutions business sells automatic doors, residential and commercial hardware, locking mechanisms, electronic keyless entry systems, keying systems, tubular and mortise door locksets.

The Industrial segment is comprised of the industrial and automotive repair, engineered fastening and infrastructure businesses. The industrial and automotive repair business sells hand tools, power tools, and engineered storage solution products. The engineered fastening business primarily sells engineered fasteners designed for specific applications. The businesses product lines include stud welding systems, blind rivets and tools, blind inserts and tools, drawn arc weld studs, engineered plastic fasteners, self-piercing riveting systems and precision nut running systems. The infrastructure business consists of CRC Evans business, and the Company's legacy hydraulics business. The business's product lines include custom pipe handling machinery, joint welding and coating machinery, weld inspection services and hydraulic tools and accessories.

As discussed in Note E, Merger and Acquisitions, the Company merged with Black & Decker at the close of business on March 12, 2010. The Black & Decker businesses were assessed and integrated into the Company's existing reportable segments. The legacy Black & Decker segments, Power Tools and Accessories, Hardware & Home Improvement ("HHI") and Fastening and Assembly Systems, were integrated into the Company's CDIY, Security and Industrial segments, respectively, with the Pfister plumbing products business which was formerly part of HHI included in the CDIY segment. The results of Black & Decker's operations are presented within each of these segments and reflect activity since the merger date.

The Company utilizes segment profit, which is defined as net sales minus cost of sales and SG&A inclusive of the provision for doubtful accounts (aside from corporate overhead expense), and segment profit as a percentage of net sales to assess the profitability of each segment. Segment profit excludes the corporate overhead expense element of SG&A, interest income, interest expense, other-net (inclusive of intangible asset amortization expense), restructuring, and income tax expense. Refer to Note O, Restructuring and Asset Impairments for the amount of restructuring charges and asset impairments by segment, and to Note F, Goodwill and Intangible Assets for intangible amortization expense by segment. Corporate overhead is comprised of world headquarters facility expense, cost for the executive management team and cost for certain centralized functions that benefit the entire Company but are not directly attributable to the businesses, such as legal and corporate finance functions. Transactions between segments are not material. Segment assets primarily include accounts receivable, inventory, other current assets, property, plant and equipment, intangible assets and other miscellaneous assets.

Corporate assets and unallocated assets are cash and deferred income taxes. Geographic net sales and long-lived assets are attributed to the geographic regions based on the geographic location of each Company subsidiary.

BUSINESS SEGMENTS

(Millions of Dollars)	2011	2010	2009
Net Sales			
CDIY	**$ 5,236.5**	$ 4,368.2	$ 1,258.1
Security	**2,638.5**	2,084.0	1,543.3
Industrial	**2,501.4**	1,891.7	881.2
Consolidated	**$ 10,376.4**	$ 8,343.9	$ 3,682.6
Segment Profit			
CDIY	**$ 681.6**	$ 458.6	$ 141.0
Security	**399.0**	308.5	305.0
Industrial	**406.3**	259.0	101.1
Segment Profit	**1,486.9**	1,026.1	547.1
Corporate overhead	**(245.3)**	(244.7)	(70.5)
Other-net	**(277.5)**	(199.1)	(138.4)
Restructuring charges and asset impairments	**(71.0)**	(241.9)	(38.8)
Gain on debt extinguishment	**—**	—	43.8
Interest income	**27.0**	9.3	3.1
Interest expense	**(140.3)**	(109.9)	(63.7)
Earnings from continuing operations before income taxes	**$ 779.8**	$ 239.8	$ 282.6
Capital and Software Expenditures			
CDIY	**$ 160.7**	$ 98.2	$ 38.7
Security	**68.0**	41.1	33.6
Industrial	**73.4**	46.2	21.1
Consolidated	**$ 302.1**	$ 185.5	$ 93.4
Depreciation and Amortization			
CDIY	**$ 133.3**	$ 115.4	$ 41.2
Security	**170.5**	158.1	131.9
Industrial	**106.3**	75.2	27.0
Consolidated	**$ 410.1**	$ 348.7	$ 200.1
Segment Assets			
CDIY	**$ 7,499.5**	$ 7,417.6	$ 819.5
Security	**5,167.4**	3,470.0	2,410.6
Industrial	**3,282.9**	3,168.9	1,017.3
	15,949.8	14,056.5	4,274.4
Corporate assets	**(0.8)**	1,082.9	521.7
Consolidated	**$ 15,949.0**	$ 15,139.4	$ 4,769.1

Corporate assets primarily consist of cash, deferred taxes, and property, plant and equipment. The decrease in 2011 corporate assets from 2010 is primarily due to the cash spent to fund the acquisition of Niscayah.

Sales to the Home Depot were 13%, 14% and 14% of the CDIY segment net sales in 2011, 2010 and 2009, respectively, and 10% of the Security segment net sales in 2010. Sales to Lowes were 17% and 14% of the CDIY segment net sales in 2011, 2010, respectively, and 10% of the Security segment net sales in 2010.

In 2011 the Company recorded $136 million of facility closure-related and other charges associated with the merger and other acquisitions across all segments, impacting segment profit by $20 million in CDIY, $32 million in Security, and $9 million in Industrial for the year ended December 31, 2011, with the remainder residing in corporate overhead.

In 2010 the Company recorded $277 million of facility closure-related and other charges associated with the merger and other acquisitions across all segments, impacting segment profit by $127 million in CDIY, $43 million in Security, and $26 million in Industrial for the year ended January 1, 2011, with the remainder residing in corporate overhead.

GEOGRAPHIC AREAS

(Millions of Dollars)	2011	2010	2009
Net Sales			
United States	**$ 5,240.7**	$ 4,610.1	$ 2,165.9
Canada	**655.7**	566.6	253.3
Other Americas	**837.5**	424.6	99.4
France	**706.6**	671.6	470.5
Other Europe	**2,208.7**	1,325.7	481.0
Asia	**727.2**	745.3	212.5
Consolidated	**$ 10,376.4**	$ 8,343.9	$ 3,682.6
Property, Plant & Equipment			
United States	**$ 575.2**	$ 520.0	$ 292.8
Canada	**24.3**	20.7	14.0
Other Americas	**98.4**	187.2	12.5
France	**60.1**	56.7	49.4
Other Europe	**264.1**	182.7	107.9
Asia	**228.8**	188.7	87.7
Consolidated	**$ 1,250.9**	$ 1,156.0	$ 564.3

Q. INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities at the end of each fiscal year were as follows:

(Millions of Dollars)	2011	2010
Deferred tax liabilities:		
Depreciation	**$ 53.7**	$ 42.3
Amortization of intangibles	**965.1**	778.8
Liability on undistributed foreign earnings	**421.8**	442.9
Discharge of indebtedness	**26.1**	15.5
Inventories	**29.0**	19.0
Other	**103.9**	62.9
Total deferred tax liabilities	**$ 1,599.6**	$ 1,361.4
Deferred tax assets:		
Employee benefit plans	**$ 417.4**	$ 329.0
Doubtful accounts	**17.2**	12.1
Accruals	**139.8**	147.2
Restructuring charges	**9.6**	30.1
Debt amortization	**24.7**	33.5
Operating loss and tax credit carryforwards	**361.5**	330.6
Other	**176.6**	47.7
Total deferred tax assets	**$ 1,146.8**	$ 930.2
Net Deferred Tax Liabilities before Valuation Allowance	**$ 452.8**	$ 431.2
Valuation allowance	**$ 308.7**	$ 265.8
Net Deferred Tax Liabilities after Valuation Allowance	**$ 761.5**	$ 697.0

Net operating loss carry forwards of $765.0 million as of December 31, 2011, are available to reduce future tax obligations of certain U.S. and foreign companies. The net operating loss carry forwards have various expiration dates beginning in 2012 with certain jurisdictions having indefinite carry forward periods. The U.S. federal capital loss carry forward of $84.9 million expires in 2015. The U.S. foreign tax credit carry forwards of $51.5 million and research and development tax credit carry forwards of $7.3 million begin expiring in 2019 and 2030, respectively.

A valuation allowance is recorded on certain deferred tax assets if it has been determined it is more likely than not that all or a portion of these assets will not be realized. We have recorded a valuation allowance of $308.7 million and $265.8 million for deferred tax assets existing as of December 31, 2011 and January 1, 2011, respectively. The valuation allowance is primarily attributable to foreign and state net operating loss carry forwards and a U.S. federal capital loss carry forward.

The classification of deferred taxes as of December 31, 2011 and January 1, 2011 is as follows:

	2011		2010	
	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Current	**$ (111.9)**	**$ 58.7**	$ (112.8)	$ 40.1
Non-current	**(90.3)**	**905.0**	(128.7)	898.4
Total	**$ (202.2)**	**$ 963.7**	$ (241.5)	$ 938.5

Income tax expense (benefit) attributable to continuing operations consisted of the following:

(Millions of Dollars)	2011	2010	2009
Current:			
Federal	**$ (128.8)**	$ (74.7)	$ (1.0)
Foreign	**215.5**	105.8	21.6
State	**9.5**	4.7	7.1
Total current	**$ 96.2**	$ 35.8	$ 27.7
Deferred:			
Federal	**$ 33.6**	$ 37.5	$ 34.4
Foreign	**(34.7)**	(31.8)	(5.0)
State	**(6.5)**	(3.8)	(2.1)
Total deferred	**(7.6)**	1.9	27.3
Income taxes on continuing operations	**$ 88.6**	$ 37.7	$ 55.0

Net income taxes paid during 2011, 2010 and 2009 were $118.5 million, $97.7 million and $58.6 million, respectively. The 2011 amount includes refunds of $74.6 million relating to prior year overpayments and prepaid taxes. The 2010 amount includes U.S. Federal refunds of $77.4 million relating to an NOL carry back, an audit settlement and a prior year overpayment. During 2011, 2010, and 2009, the Company had tax holidays in the Czech Republic and China. Tax holidays resulted in a reduction of tax expense amounting to $3.5 million, $2.9 million, and $2.0 million. The tax holiday in the Czech Republic expired during 2011 while a portion of the tax holiday in China expires in 2015.

The reconciliation of the U.S. federal statutory income tax to the income taxes on continuing operations is as follows:

(Millions of Dollars)	2011	2010	2009
Tax at statutory rate	**$ 273.3**	$ 83.0	$ 99.2
State income taxes, net of federal benefits	**(2.1)**	1.4	4.7
Difference between foreign and federal income tax	**(94.7)**	(73.0)	(27.5)
Tax accrual reserve	**19.4**	7.3	(8.3)
Audit settlements	**(73.4)**	(36.0)	(8.8)
NOL & Valuation Allowance related items	**(1.8)**	12.4	—
Foreign dividends and related items	**(11.3)**	7.8	—
Non-deductible merger related costs	**6.5**	50.1	4.9
Change in deferred tax liabilities on undistributed foreign earnings	**(26.2)**	(10.6)	—
Statutory income tax rate change	**(5.4)**	1.5	(0.1)
Other-net	**4.3**	(6.2)	(9.1)
Income taxes on continuing operations	**$ 88.6**	$ 37.7	$ 55.0

The components of earnings from continuing operations before income taxes consisted of the following:

(Millions of Dollars)	2011	2010	2009
United States	**$ 236.0**	$ (182.7)	$ 115.1
Foreign	**543.8**	422.5	167.5
Earnings from continuing operations before income taxes	**$ 779.8**	$ 239.8	$ 282.6

Except for certain legacy Black & Decker foreign earnings as described below, all undistributed foreign earnings of the Company at December 31, 2011, in the amount of approximately $ 3,614 million are considered to be invested indefinitely or will be remitted substantially free of additional tax. Accordingly, no provision has been made for tax that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability. As of March 12, 2010, the Company made a determination to repatriate $1,636.1 million of legacy Black & Decker foreign earnings on which U.S. income taxes had not previously been provided. As a result of this repatriation decision, the Company has recorded deferred tax liabilities of $421.7 million at December 31, 2011.

The Company's liabilities for unrecognized tax benefits relate to U.S. and various foreign jurisdictions. The following table summarizes the activity related to the unrecognized tax benefits:

(Millions of Dollars)	2011	2010	2009
Balance at beginning of year	**$ 273.6**	$ 30.3	$ 47.8
Adjustment for 2010 Merger and acquisitions	—	318.1	—
Additions based on tax positions related to current year	**46.3**	18.4	1.4
Additions based on tax positions related to prior years	**26.7**	0.7	2.3
Reductions based on tax positions related to prior years	**(97.1)**	(36.3)	(10.6)
Settlements	**(22.4)**	(41.0)	(2.3)
Statute of limitations expirations	**(12.9)**	(16.6)	(8.3)
Balance at end of year	**$ 214.2**	$ 273.6	$ 30.3

The gross unrecognized tax benefits at December 31, 2011 and January 1, 2011 includes $185.4 million and $228 million, respectively, of tax benefits that, if recognized, would impact the effective tax rate. The liability for potential penalties and interest related to unrecognized tax benefits was decreased by $14.5 million in 2011, $6.5 million in 2010 and $1.2 million in 2009. The liability for potential penalties and interest totaled $25.9 million as of December 31, 2011 and $40.5 million as of January 1, 2011. The Company classifies all tax-related interest and penalties as income tax expense. During 2011 and 2010, the Company recognized tax benefits of $73.4 million and $36.0 million attributable to favorable settlements of certain tax contingencies, due to a change in the facts and circumstances that did not exist at the acquisition date related to the resolution of legacy Black & Decker income tax audits.

The Company considers many factors when evaluating and estimating our tax positions and the impact on income tax expense, which may require periodic adjustments and which may not accurately anticipate actual outcomes. It is reasonably possible that the amount of the unrecognized benefit with respect to certain of our unrecognized tax positions will significantly increase or decrease within the next 12 months. These changes may be the result of settlement of ongoing audits or final decisions in transfer pricing matters. At this time, an estimate of the range of reasonably possible outcomes is $3 million to $8 million.

The Company is subject to the examination of its income tax returns by the Internal Revenue Service and other tax authorities. For The Black & Decker Corporation, tax years 2006 and 2007 have been settled with the Internal Revenue Service as of December 31, 2011, tax years 2008, 2009 and March 12, 2010 are under current audit. For Stanley Black & Decker, Inc. tax years 2008 and 2009 are currently under audit. The Company also files many state and foreign income tax returns in jurisdictions with varying statutes of limitations. Tax years 2007 and forward generally remain subject to examination by most state tax authorities. In significant foreign jurisdictions, tax years 2002 and forward generally remain subject to examination, while in Germany tax years 1999 and forward remain subject to examination.

R. COMMITMENTS AND GUARANTEES

COMMITMENTS — The Company has non-cancelable operating lease agreements, principally related to facilities, vehicles, machinery and equipment. Minimum payments have not been reduced by minimum sublease rentals of $2.6 million due in the future under non-cancelable subleases. Rental expense, net of sublease income, for operating leases was $151.0 million in 2011, $156.3 million in 2010 and $65.2 million in 2009.

The following is a summary of the Company's future commitments which span more than one future fiscal year:

(Millions of Dollars)	Total	2012	2013	2014	2015	2016	Thereafter
Operating lease obligations	$ 423.9	$ 123.0	$ 89.6	$ 64.5	$ 44.5	$ 29.7	$ 72.6
Marketing commitments	61.9	33.7	12.5	6.8	3.2	1.9	3.8
Total	$ 485.8	$ 156.7	$ 102.1	$ 71.3	$ 47.7	$ 31.6	$ 76.4

The Company has numerous assets, predominantly real estate, vehicles and equipment, under various lease arrangements. Residual value obligations under this master lease were $4.4 million at December 31, 2011 while the fair value of the underlying assets was approximately $5.0 million. The Company routinely exercises various lease renewal options and from time to time purchases leased assets for fair value at the end of lease terms.

The Company is a party to a synthetic lease for one of its major distribution centers. The program qualifies as an operating lease for accounting purposes, where only the monthly lease cost is recorded in earnings and the liability and value of underlying assets are off-balance sheet. As of December 31, 2011, the estimated fair value of assets and remaining obligation for the property were $30.5 million and $27.2 million respectively.

GUARANTEES — The following is a summary of guarantees as of December 31, 2011:

(Millions of Dollars)	Term	Maximum Potential Payment	Carrying Amount of Liability
Financial guarantees as of December 31, 2011:			
Guarantees on the residual values of leased properties	**One to four years**	$ 31.6	$ —
Guarantee on the residual value of aircraft	**Less than nine years**	24.2	—
Standby letters of credit	**Up to three years**	66.5	—
Commercial customer financing arrangements	**Up to six years**	17.6	12.8
Total		$ 139.9	$ 12.8

The Company has guaranteed a portion of the residual value arising from its previously mentioned synthetic lease and U.S. master personal property lease programs. The lease guarantees aggregate $31.6 million while the fair value of the underlying assets is estimated at $35.6 million. The related assets would be available to satisfy the guarantee obligations and therefore it is unlikely the Company will incur any future loss associated with these lease guarantees.

The Company has issued $66.5 million in standby letters of credit that guarantee future payments which may be required under certain insurance programs.

The Company provides various limited and full recourse guarantees to financial institutions that provide financing to U.S. and Canadian Mac Tool distributors for their initial purchase of the inventory and truck necessary to function as a distributor. In addition, the Company provides limited and full recourse guarantees to financial institutions that extend credit to certain end retail customers of its U.S. Mac Tool distributors. The gross amount guaranteed in these arrangements is $17.6 million and the $12.8 million carrying value of the guarantees issued is recorded in debt and other liabilities as appropriate in the consolidated balance sheet.

The Company leases an aircraft under an operating lease that includes a $24.2 million residual value guarantee. The fair value of that aircraft is estimated at $39.5 million.

The Company provides product and service warranties which vary across its businesses. The types of warranties offered generally range from one year to limited lifetime, while certain products carry no warranty. Further, the Company sometimes incurs discretionary costs to service its products in connection with product performance issues. Historical warranty and service claim experience forms the basis for warranty obligations recognized. Adjustments are recorded to the warranty liability as new information becomes available.

Following is a summary of the warranty liability activity for the years ended December 31, 2011, January 1, 2011 and January 2, 2010:

(Millions of Dollars)	2011	2010	2009
Beginning balance	**$ 119.0**	$ 66.9	$ 65.6
Warranties and guarantees issued	**96.5**	88.5	18.5
Liability assumed in the Merger	**9.5**	58.2	—
Warranty payments	**(96.9)**	(92.8)	(21.0)
Acquisitions and other	**1.0**	(1.8)	3.8
Ending balance	**$ 129.1**	$ 119.0	$ 66.9

S. CONTINGENCIES

The Company is involved in various legal proceedings relating to environmental issues, employment, product liability, workers' compensation claims and other matters. The Company periodically reviews the status of these proceedings with both inside and outside counsel, as well as an actuary for risk insurance. Management believes that the ultimate disposition of these matters will not have a material adverse effect on operations or financial condition taken as a whole.

The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. Actual costs to be incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating certain exposures. Subject to the imprecision in estimating future contingent liability costs, the Company does not expect that any sum it may have to pay in connection with these matters in excess of the amounts recorded will have a materially adverse effect on its financial position, results of operations or liquidity.

In connection with the Merger, the Company assumed certain commitments and contingent liabilities. Black & Decker is a party to litigation and administrative proceedings with respect to claims involving the discharge of hazardous substances into the environment. Some of these assert claims for damages and liability for remedial investigations and clean-up costs with respect to sites that have never been owned or operated by Black & Decker but at which Black & Decker has been identified as a potentially responsible party. Other matters involve current and former manufacturing facilities.

The Environmental Protection Agency ("EPA") and the Santa Ana Regional Water Quality Control Board have each initiated administrative proceedings against Black & Decker and certain of its current or former affiliates alleging that Black & Decker and numerous other defendants are responsible to investigate and remediate alleged groundwater contamination in and adjacent to a 160-acre property located in Rialto, California. The EPA and the cities of Colton and Rialto, as well as Goodrich Corporation, also initiated lawsuits against Black & Decker and certain of its former or current affiliates in the Federal District Court for California, Central District alleging similar claims that Black & Decker is liable under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), the Resource Conservation and Recovery Act, and state law for the discharge or release of hazardous substances into the environment and the contamination caused by those alleged releases. The City of Colton also has a companion case in California State court. The City of Riverside has a similar suit in California State Court with similar claims and the same parties. Both of these cases are currently stayed for all purposes. Certain defendants in that case have cross-claims against other defendants and have asserted claims against the State of California. The administrative proceedings and the lawsuits generally allege that West Coast Loading Corporation ("WCLC"), a defunct company that operated in Rialto between 1952 and 1957, and an as yet undefined number of other defendants are responsible for the release of perchlorate and solvents into the groundwater basin, and that Black & Decker and certain of its current or former affiliates are liable as a "successor" of WCLC. The Company believes that neither the facts nor the law support an allegation that Black & Decker is responsible for the contamination and is vigorously contesting these claims.

The EPA has provided to Black & Decker and certain of its current and former affiliates a "Notice of Potential Liability" related to environmental contamination found at the Centredale Manor Restoration Project Superfund site, located in North Providence, Rhode Island. The EPA has discovered a variety of contaminants at the site, including but not limited to, dioxins, polychlorinated biphenyls, and pesticides. The EPA alleged that Black & Decker and certain of its current and former affiliates are liable for site clean-up costs under CERCLA as successors to the liability of Metro-Atlantic, Inc., a former operator at the site, and demanded reimbursement of the EPA's costs related to this site. The EPA released a Proposed Remedial Action Plan in October 2011, which identified and described the EPA's preferred remedial alternative for the site. The estimated remediation costs related to this Centredale site (including the EPA's past costs as well as costs of additional investigation, remediation, and related costs such as EPA's oversight costs, less escrowed funds contributed by primary potentially responsible parties (PRPs) who have reached settlement agreements with the EPA), which the Company considers to be probable and reasonably estimable, range from approximately $67.5 million to $212.1 million, with no amount within that range representing a more likely outcome until such time as the EPA completes its remedy selection process for the site. The Company's reserve for this environmental remediation matter of $67.5 million reflects the fact that the EPA considers Metro-Atlantic, Inc. to be a primary source of contamination at the site. The Company has determined that it is likely to contest the EPA's claims with respect to this site. Further, to the extent that the Company agrees to perform or finance additional remedial activities at this site, it intends to seek participation or contribution from additional PRPs and insurance carriers. As the specific nature of the environmental remediation activities that may be mandated by the EPA at this site have not yet been finally determined, the ultimate remedial costs associated with the site may vary from the amount accrued by the Company at December 31, 2011.

In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. In the normal course of business, the Company is involved in various lawsuits and claims. In addition, the Company is a party to a number of proceedings before federal and state regulatory agencies relating to environmental remediation. Also, the Company, along with many other companies, has been named as a PRP in a number of administrative proceedings for the remediation of various waste sites, including 29 active Superfund sites. Current laws potentially impose joint and several liabilities upon each PRP. In assessing its potential liability at these sites, the Company has considered the following: whether responsibility is being disputed, the terms of existing agreements, experience at similar sites, and the Company's volumetric contribution at these sites.

The Company's policy is to accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The amount of liability recorded is based on an evaluation of currently available facts with respect to each individual site and includes such factors as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The liabilities recorded do not take into account any claims for recoveries from insurance or third parties. As assessments and remediation progress at individual sites, the amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. As of December 31, 2011 and January 1, 2011, the Company had reserves of $164.8 million and $173.0 million, respectively, for remediation activities associated with Company-owned properties, as well as for Superfund sites, for losses that are probable and estimable. Of the 2011 amount, $11.7 million is classified as current and $153.1 million as long-term which is expected to be paid over the estimated remediation period. The range of environmental remediation costs that is reasonably possible is $140.1 million to $354.6 million which is subject to change in the near term. The Company may be liable for environmental remediation of sites it no longer owns. Liabilities have been recorded on those sites in accordance with policy.

The environmental liability for certain sites that have cash payments beyond the current year that are fixed or reliably determinable have been discounted using a rate of 2.1% to 4.4%, depending on the expected timing of disbursements. The discounted and undiscounted amount of the liability relative to these sites is $19.9 million and $34.3 million, respectively. The payments relative to these sites are expected to be $1.6 million in 2012, $3.6 million in 2013, $1.5 million in 2014, $1.5 million in 2015, $1.1 million in 2016 and $25.0 million thereafter.

The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. Actual costs to be incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating certain exposures. Subject to the imprecision in estimating future contingent liability costs, the Company does not expect that any sum it may have to pay in connection with these matters in excess of the amounts recorded will have a materially adverse effect on its financial position, results of operations or liquidity.

T. DISCONTINUED OPERATIONS

The Company sold three small businesses during 2011 for total cash proceeds of $27.1 million and a cumulative after-tax loss of $18.8 million. These businesses were sold as the related product lines provided limited growth opportunity or were not considered part of the Company's core offerings. The net loss from discontinued operations in 2010 and 2009 is primarily related to the aforementioned divestitures in 2011, the wind-down of one small business divested in 2009, and purchase price adjustment for CST/berger in 2009 which was divested in 2008.

Two of the businesses that were divested in 2011 were part of the Security segment, while the third business was part of the Industrial segment.

The results of operations and loss on divestiture for the three small businesses have been reported as discontinued operations, which are summarized as follows:

(Millions of Dollars)	2011	2010	2009
Pretax loss	**$ (16.5)**	$ (2.6)	$ (5.0)
Income taxes (benefit)	**0.2**	1.3	(3.7)
Net loss from discontinued operations	**$ (16.7)**	$ (3.9)	$ (1.3)

The assets and liabilities of the three divested businesses were classified as held for sale as of January 1, 2011. Assets held for sale were $66.7 million which is included in the Company's Consolidated Balance Sheet within other current assets. Liabilities held for sale were $22.4 million which is included in the Company's Consolidated Balance Sheet within accrued expenses.

U. PARENT AND SUBSIDIARY DEBT GUARANTEES

The following debt obligations were issued by Stanley Black & Decker, Inc. ("Stanley") and are fully and unconditionally guaranteed by The Black & Decker Corporation ("Black & Decker"), a 100% owned direct subsidiary of Stanley: 4.9% Notes due 2012; 6.15% Notes due 2013; 3.4% Notes due 2021; and the 2040 Term Bonds (collectively, the "Stanley Notes"). The $320.0 million of Stanley's convertible notes due May 2012 are not guaranteed by Black & Decker.

The following notes were issued by Black & Decker and are fully and unconditionally guaranteed by Stanley: 8.95% Notes due 2014; 4.75% Notes due 2014; and 5.75% Notes due 2016; (collectively, the "Black & Decker Notes").

The Stanley Notes and the Black & Decker Notes were issued under indentures attached as Exhibits to the Company's Annual Report on Form 10-K. Each of the Black & Decker Notes and Black & Decker's guarantee of the Stanley Notes rank equally with all of Black & Decker's other unsecured and unsubordinated indebtedness. The Stanley Guarantees of the Black & Decker Notes are unsecured obligations of the Company, ranking equal in right of payment with all the Company's existing and future unsecured and unsubordinated indebtedness.

The following tables, in accordance with Rule 3-10(e) of Regulation S-X for the Stanley Notes, and Rule 3-10(c) of Regulation S-X for the Black & Decker Notes, present the condensed consolidating balance sheets as of December 31, 2011 and January 1, 2011; the condensed consolidating statements of operations for the years ended December 31, 2011, January 1, 2011, and January 2, 2010; and the condensed consolidating statements of cash flows for the years ended December 31, 2011, January 1, 2011, and January 2, 2010. The condensed consolidated financial statements for the year ended January 1, 2011 include the results of Black & Decker from the Merger date. The 2009 comparative condensed consolidating financial statements reflect only the historical Stanley business.

Stanley Black & Decker, Inc.
Condensed Consolidating Statement of Operations
(Unaudited, Millions of Dollars)
Year Ended December 31, 2011

	Parent Stanley Black & Decker, Inc.	The Black & Decker Corporation	Non-Guarantor Subsidiaries	Eliminations	Consolidated
NET SALES	$ 1,380.2	$ —	$ 9,361.1	$ (364.9)	$ 10,376.4
COSTS AND EXPENSES					
Cost of sales	942.3	—	5,934.1	(293.5)	6,582.9
Selling, general and administrative	647.3	3.0	1,973.0	(71.4)	2,551.9
Other, net	(10.4)	(87.7)	375.6	—	277.5
Restructuring charges and asset impairments	7.0	—	64.0	—	71.0
Interest expense, net	76.0	49.8	(12.5)	—	113.3
	1,662.2	(34.9)	8,334.2	(364.9)	9,596.6
(Loss) earnings from continuing operations before income taxes and equity in earnings of subsidiaries	(282.0)	34.9	1,026.9	—	779.8
Income taxes (benefit) on continuing operations before equity in earnings of subsidiaries	(90.9)	13.4	166.1	—	88.6
Equity in earnings of subsidiaries	882.4	568.3	—	(1,450.7)	—
Net earnings from continuing operations	691.3	589.8	860.8	(1,450.7)	691.2
Less: Net earnings attributable to non-controlling interests	—	—	(0.1)	—	(0.1)
Net earnings from continuing operations attributable to common shareowners	691.3	589.8	860.9	(1,450.7)	691.3
Net (loss) from discontinued operations	(16.7)		(16.7)	16.7	(16.7)
NET EARNINGS ATTRIBUTABLE TO COMMON SHAREOWNERS	$ 674.6	$ 589.8	$ 844.2	$ (1,434.0)	$ 674.6

Stanley Black & Decker, Inc.
Condensed Consolidating Statement of Operations
(Millions of Dollars)
Year Ended January 1, 2011

	Parent Stanley Black & Decker, Inc.	The Black & Decker Corporation	Non-Guarantor Subsidiaries	Eliminations	Consolidated
NET SALES	$ 1,565.4	$ —	$ 7,175.0	$ (396.5)	$ 8,343.9
COSTS AND EXPENSES					
Cost of sales	1,043.1	—	4,688.6	(322.6)	5,409.1
Selling, general and administrative	560.9	96.3	1,570.1	(73.9)	2,153.4
Other, net	38.4	(207.7)	368.4	—	199.1
Restructuring charges and asset impairments	25.4	91.3	125.2	—	241.9
Interest expense, net	56.0	89.5	(44.9)	—	100.6
	1,723.8	69.4	6,707.4	(396.5)	8,104.1
(Loss) earnings from continuing operations before income taxes (benefit) and equity in earnings of subsidiaries	(158.4)	(69.4)	467.6	—	239.8
Income taxes (benefit) on continuing operations before equity in earnings of subsidiaries	(35.6)	(29.2)	102.5	—	37.7
Equity in earnings of subsidiaries	324.9	162.7	—	(487.6)	—
Earnings from continuing operations	202.1	122.5	365.1	(487.6)	202.1
Less: Net (loss) attributable to non-controlling interests	—	—	—	—	—
Net earnings from continuing operations attributable to common shareowners	202.1	122.5	365.1	(487.6)	202.1
Net (loss) from discontinued operations	(3.9)	—	(3.9)	3.9	(3.9)
NET EARNINGS ATTRIBUTABLE TO COMMON SHAREOWNERS	$ 198.2	$ 122.5	$ 361.2	$ (483.7)	$ 198.2

Stanley Black & Decker, Inc.
Condensed Consolidating Statement of Operations
(Millions of Dollars)
Year Ended January 2, 2010

	Parent Stanley Black & Decker, Inc.	Non-Guarantor Subsidiaries	Eliminations	Consolidated
NET SALES	$ 1,433.4	$ 2,560.9	$ (311.7)	$ 3,682.6
COSTS AND EXPENSES				
Cost of sales	949.8	1,488.4	(248.0)	2,190.2
Selling, general and administrative	437.3	642.2	(63.7)	1,015.8
Other, net	(52.1)	146.7	—	94.6
Restructuring charges and asset impairments	20.7	18.1	—	38.8
Interest expense, net	55.0	5.6	—	60.6
	1,410.7	2,301.0	(311.7)	3,400.0
Earnings from continuing operations before income taxes and equity in earnings of subsidiaries	22.7	259.9	—	282.6
Income taxes on continuing operations before equity in earnings of subsidiaries	0.9	54.1	—	55.0
Equity in earnings of subsidiaries	203.8	—	(203.8)	—
Earnings from continuing operations	225.6	205.8	(203.8)	227.6
Less: Net earnings attributable to non-controlling interests	—	2.0	—	2.0
Net earnings from continuing operations attributable to common shareowners	225.6	203.8	(203.8)	225.6
Net (loss) from discontinued operations	(1.3)	(1.3)	1.3	(1.3)
NET EARNINGS ATTRIBUTABLE TO COMMON SHAREOWNERS	$ 224.3	$ 202.5	$ (202.5)	$ 224.3

Stanley Black & Decker, Inc.
Condensed Consolidating Balance Sheet
(Millions of Dollars)
December 31, 2011

	Parent Stanley Black & Decker, Inc.	The Black & Decker Corporation	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets					
Cash and cash equivalents	$ 56.2	$ 1.4	$ 849.3	$ —	$ 906.9
Accounts and notes receivable, net	97.8	—	1,455.4	—	1,553.2
Inventories, net	117.2	—	1,321.4	—	1,438.6
Other current assets	90.7	10.4	322.9	—	424.0
Total Current Assets	361.9	11.8	3,949.0	—	4,322.7
Property, Plant and Equipment, net	193.1	—	1,057.8	—	1,250.9
Goodwill and intangible assets, net	181.9	1,623.5	8,231.7	—	10,037.1
Investment in Subsidiaries	10,410.8	4,174.9	—	(14,585.7)	—
Intercompany Receivables	—	9,210.6	8,700.4	(17,911.0)	—
Other Assets	35.8	55.2	247.3	—	338.3
Total Assets	$ 11,183.5	$ 15,076.0	$ 22,186.2	$ (32,496.7)	$ 15,949.0
LIABILITIES AND SHAREOWNERS' EQUITY					
Current Liabilities					
Short-term borrowings	$ —	$ —	$ 0.2	$ —	$ 0.2
Current maturities of long-term debt	523.8	—	2.6	—	526.4
Accounts payable and accrued expenses	382.3	(0.8)	2,360.4	—	2,741.9
Total Current Liabilities	906.1	(0.8)	2,363.2	—	3,268.5
Intercompany Payables	1,369.9	8,502.6	8,038.5	(17,911.0)	—
Long-Term Debt	1,722.2	1,031.9	171.7	—	2,925.8
Other Liabilities	(32.3)	167.2	2,553.0	—	2,687.9
Accumulated other comprehensive (loss) income	(135.2)	(45.9)	(168.1)	—	(349.2)
Other Shareowners' Equity	7,352.8	5,421.0	9,164.7	(14,585.7)	7,352.8
Non-controlling interests	—	—	63.2	—	63.2
Total Equity	7,217.6	5,375.1	9,059.8	(14,585.7)	7,066.8
Total Liabilities and Shareowners' Equity	$ 11,183.5	$ 15,076.0	$ 22,186.2	$ (32,496.7)	$ 15,949.0

Stanley Black & Decker, Inc.
Condensed Consolidating Balance Sheet
(Millions of Dollars)
January 1, 2011

	Parent Stanley Black & Decker, Inc.	The Black & Decker Corporation	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets					
Cash and cash equivalents	$ (5.0)	$ 3.5	$ 1,744.3	$ —	$ 1,742.8
Accounts and notes receivable, net	153.4	—	1,246.3	—	1,399.7
Inventories, net	120.8	—	1,141.2	—	1,262.0
Other current assets	24.8	13.0	408.9	—	446.7
Total Current Assets	294.0	16.5	4,540.7	—	4,851.2
Property, Plant and Equipment, net	172.0	5.0	979.0	—	1,156.0
Goodwill and intangible assets, net	186.7	1,620.5	6,986.2	—	8,793.4
Investment in Subsidiaries	9,367.5	3,034.1	—	(12,401.6)	—
Intercompany Receivables	307.6	10,632.8	8,807.6	(19,748.0)	—
Other Assets	40.2	45.9	252.7	—	338.8
Total Assets	$ 10,368.0	$ 15,354.8	$ 21,566.2	$ (32,149.6)	$ 15,139.4
LIABILITIES AND SHAREOWNERS' EQUITY					
Current Liabilities					
Short-term borrowings	$ —	$ —	$ 1.6	$ —	$ 1.6
Current maturities of long-term debt	4.2	409.2	2.7	—	416.1
Accounts payable and accrued expenses	288.5	90.1	1,951.1	—	2,329.7
Total Current Liabilities	292.7	499.3	1,955.4	—	2,747.4
Intercompany Payables	1,147.9	8,877.7	9,722.4	(19,748.0)	—
Long-Term Debt	1,817.5	1,029.2	171.4	—	3,018.1
Other Liabilities	52.0	138.3	2,113.9	—	2,304.2
Accumulated other comprehensive (loss) income	(75.4)	(96.8)	55.9	—	(116.3)
Other Shareowners' Equity	7,133.3	4,907.1	7,494.5	(12,401.6)	7,133.3
Non-controlling interests	—	—	52.7	—	52.7
Total Equity	7,057.9	4,810.3	7,603.1	(12,401.6)	7,069.7
Total Liabilities and Shareowners' Equity	$ 10,368.0	$ 15,354.8	$ 21,566.2	$ (32,149.6)	$ 15,139.4

Stanley Black & Decker, Inc.
Condensed Consolidating Statements of Cash Flow
(Millions of Dollars)
Year Ended December 31, 2011

	Parent Stanley Black & Decker, Inc.	The Black & Decker Corporation	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash (used in) provided by operating activities	$ (431.7)	$ (92.6)	$ 1,523.2	$ (0.0)	$ 998.9
Investing Activities					
Capital expenditures and capitalized software	(61.9)	—	(240.2)	—	(302.1)
Business acquisitions and asset disposals	—	—	(1,123.1)	—	(1,123.1)
Intercompany payables and receivables	2,146.5	1,411.4	—	(3,557.9)	—
Other investing activities	(17.9)	(18.1)	(3.1)	—	(39.1)
Cash (used in) provided by investing activities	2,066.7	1,393.3	(1,366.4)	(3,557.9)	(1,464.3)
Financing Activities					
Payments on long-term debt	—	(400.0)	(3.2)	—	(403.2)
Proceeds from debt issuance, net of issuance costs	420.1	—	0.9	—	421.0
Proceeds from issuance of common stock	119.6	—	—	—	119.6
Stock purchase contract fees	(3.2)	—	—	—	(3.2)
Net repayments on short-term borrowings	—	—	(199.4)	—	(199.4)
Cash dividends on common stock	(275.9)	—	—	—	(275.9)
Purchase of common stock from treasury	(11.1)	—	—	—	(11.1)
Net premium paid for equity option	(19.6)	—	—	—	(19.6)
Intercompany payables and receivables	—	(1,055.0)	(952.3)	2,007.3	—
Cash (used in) provided by financing activities	229.9	(1,455.0)	(1,154.0)	2,007.3	(371.8)
Effect of exchange rate changes on cash and cash equivalents	—	—	1.3	—	1.3
Change in cash and cash equivalents	61.2	(2.1)	(895.0)	—	(835.9)
Cash and cash equivalents, beginning of period	(5.0)	3.5	1,744.3	—	1,742.8
Cash and cash equivalents, end of period	$ 56.2	$ 1.4	$ 849.3	$ —	$ 906.9

Stanley Black & Decker, Inc.
Condensed Consolidating Statements of Cash Flow
(Millions of Dollars)
Year Ended January 1, 2011

	Parent Stanley Black & Decker, Inc.	The Black & Decker Corporation	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash (used in) provided by operating activities	$ (520.5)	$ 55.4	$ 1,204.4	$ —	$ 739.3
Investing Activities					—
Capital expenditures and capitalized software	(38.1)	(2.6)	(144.8)	—	(185.5)
Business acquisitions and asset disposals	(451.4)	(14.2)	(73.7)	—	(539.3)
Cash acquired from Black & Decker	—	1.8	947.6	—	949.4
Intercompany payables and receivables	498.0	453.5	—	(951.5)	—
Other investing activities	(1.5)	46.5	—	—	45.0
Cash (used in) provided by investing activities	7.0	485.0	729.1	(951.5)	269.6
Financing Activities					—
Payments on long-term debt	(512.7)	—	(3.1)	—	(515.8)
Proceeds from debt issuance, net of issuance costs	1,009.8	—	—	—	1,009.8
Proceeds from issuance of common stock	396.1	—	—	—	396.1
Stock purchase contract fees	(7.7)	—	—	—	(7.7)
Net repayments on short-term borrowings	(88.7)	(175.0)	0.1	—	(263.6)
Cash dividends on common stock	(193.9)	(7.7)	—	—	(201.6)
Purchase of common stock from treasury	(4.9)	—	—	—	(4.9)
Termination of forward starting interest rate swap	(48.4)	—	—	—	(48.4)
Net premium paid for equity option	(50.3)	—	—	—	(50.3)
Intercompany payables and receivables	—	(354.2)	(597.3)	951.5	—
Cash (used in) provided by financing activities	499.3	(536.9)	(600.3)	951.5	313.6
Effect of exchange rate changes on cash and cash equivalents	—	—	22.2	—	22.2
Change in cash and cash equivalents	(14.2)	3.5	1,355.4	—	1,344.7
Cash and cash equivalents, beginning of period	9.2	—	388.9	—	398.1
Cash and cash equivalents, end of period	$ (5.0)	$ 3.5	$ 1,744.3	$ —	$ 1,742.8

Stanley Black & Decker, Inc.
Condensed Consolidating Statements of Cash Flow
(Millions of Dollars)
Year Ended January 2, 2010

	Parent Stanley Black & Decker, Inc.	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash (used in) provided by operating activities	$ (334.5)	$ 871.3	$ —	$ 536.8
Investing Activities				—
Capital expenditures and capitalized software	(34.3)	(59.1)	—	(93.4)
Business acquisitions and asset disposals	(5.9)	(15.9)	—	(21.8)
Intercompany payables and receivables	618.4	—	(618.4)	—
Cash (used in) provided by investing activities	578.2	(75.0)	(618.4)	(115.2)
Financing Activities				—
Payments on long-term debt	(60.0)	(4.5)	—	(64.5)
Net (repayments) borrowings on short-term borrowings	(121.6)	1.7	—	(119.9)
Proceeds from issuance of common stock	61.2	—	—	61.2
Stock purchase contract fees	(15.2)	—	—	(15.2)
Cash dividends on common stock	(103.6)	—	—	(103.6)
Purchase of common stock from treasury	(2.6)	—	—	(2.6)
Net premium paid for equity option	(9.2)	—	—	(9.2)
Other financing activities	—	4.8	—	4.8
Intercompany payables and receivables	—	(618.4)	618.4	—
Cash (used in) provided by financing activities	(251.0)	(616.4)	618.4	(249.0)
Effect of exchange rate changes on cash and cash equivalents	—	13.9	—	13.9
Change in cash and cash equivalents	(7.3)	193.8	—	186.5
Cash and cash equivalents, beginning of period	16.5	195.1	—	211.6
Cash and cash equivalents, end of period	$ 9.2	$ 388.9	$ —	$ 398.1

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

(Millions of Dollars, except per share amounts)	Quarter				
	First	Second	Third	Fourth	Year
2011					
Net sales	$ 2,361.5	$ 2,603.3	$ 2,619.7	$ 2,791.9	$ 10,376.4
Gross profit	877.4	962.8	968.4	984.9	3,793.5
Selling, general and administrative expenses	601.7	630.2	639.7	680.3	2,551.9
Net earnings from continuing operations	157.1	197.6	162.2	174.3	691.2
Less: (Loss) earnings from non-controlling interest	(0.3)	—	0.7	(0.5)	(0.1)
Net earnings from continuing operations attributable to Stanley Black & Decker, Inc.	157.4	197.6	161.5	174.8	691.3
Net earnings (loss) from discontinued operations	1.3	(0.3)	(6.9)	(10.8)	(16.7)
Net earnings attributable to Stanley Black & Decker, Inc.	$ 158.7	$ 197.3	$ 154.6	$ 164.0	$ 674.6
Basic earnings (loss) per common share:					
Continuing operations	$ 0.94	$ 1.17	$ 0.98	$ 1.07	$ 4.16
Discontinued operations	0.01	—	(0.05)	(0.07)	(0.10)
Total basic earnings per common share	$ 0.95	$ 1.17	$ 0.93	$ 1.00	$ 4.06
Diluted earnings (loss) per common share:					
Continuing operations	$ 0.92	$ 1.14	$ 0.96	$ 1.05	$ 4.06
Discontinued operations	0.01	—	(0.05)	(0.07)	(0.10)
Total diluted earnings per common share	$ 0.92	$ 1.14	$ 0.91	$ 0.98	$ 3.97
2010					
Net sales	$ 1,247.1	$ 2,348.9	$ 2,353.5	$ 2,394.4	$ 8,343.9
Gross profit	451.6	764.8	851.9	866.5	2,934.8
Selling, general and administrative expenses	378.8	580.4	578.9	615.3	2,153.4
Net (loss) earnings from continuing operations	(108.7)	46.3	124.6	139.9	202.1
Less: Earnings (loss) from non-controlling interest	0.1	0.5	(0.1)	(0.5)	—
Net (loss) earnings from continuing operations attributable to Stanley Black & Decker, Inc.	(108.8)	45.8	124.7	140.4	202.1
Net earnings (loss) from discontinued operations	0.2	—	(1.5)	(2.6)	(3.9)
Net (loss) earnings attributable to Stanley Black & Decker, Inc.	$ (108.6)	$ 45.8	$ 123.2	$ 137.8	$ 198.2
Basic (loss) earnings per common share:					
Continuing operations	$ (1.11)	$ 0.28	$ 0.75	$ 0.84	$ 1.37
Discontinued operations	—	—	(0.01)	(0.02)	(0.03)
Total basic (loss) earnings per common share	$ (1.11)	$ 0.28	$ 0.74	$ 0.83	$ 1.34
Diluted (loss) earnings per common share:					
Continuing operations	$ (1.11)	$ 0.28	$ 0.74	$ 0.83	$ 1.35
Discontinued operations	—	—	(0.01)	(0.02)	(0.03)
Total diluted (loss) earnings per common share	$ (1.11)	$ 0.28	$ 0.73	$ 0.81	$ 1.32

During 2011, the Company recognized $256 million ($200 million after tax), or $1.18 per diluted share, in charges primarily related to the Merger which included facility closure-related charges, integration-related administrative costs and consulting fees, transaction costs and severance. The impact of these merger and acquisition-related charges and effect on diluted earnings per share by quarter was as follows:

Merger and Acquisition-Related Charge	Diluted EPS Impact
• Q1 2011 — $37 million ($28 million after-tax)	$0.16 per diluted share
• Q2 2011 — $50 million ($56 million after-tax)	$0.32 per diluted share
• Q3 2011— $85 million ($62 million after-tax)	$0.37 per diluted share
• Q4 2011 — $84 million ($54 million after-tax)	$0.33 per diluted share

In the first and second quarter of 2011, the Company recognized an income tax benefit attributable to the settlement of certain tax contingencies of $21 million, or $0.12 per diluted share, and $49 million, or $0.29 per diluted share, respectively.

For 2010, both basic and diluted earnings per share for the full year do not equal the sum of the basic and diluted earnings per share as reported for the first through fourth quarters. This is primarily due to a significant increase in basic and diluted weighted average shares outstanding from the issuance of stock to former Black & Decker shareowners as a result of the Merger.

During 2010, the Company recognized $538 million ($421 million after tax), or $2.80 per diluted share, in charges primarily related to the Merger which included amortization of inventory step-up, facility closure-related charges, certain executive compensation and severance costs, transaction and integration costs partially offset by pension curtailment gains. The impact of these merger and acquisition-related charges and effect on diluted earnings per share by quarter was as follows:

Merger and Acquisition-Related Charge	Diluted EPS Impact
• Q1 2010 — $213 million ($179 million after-tax)	$1.19 per diluted share
• Q2 2010 — $229 million ($160 million after-tax)	$1.07 per diluted share
• Q3 2010 — $57 million ($41 million after-tax)	$0.27 per diluted share
• Q4 2010 — $39 million ($41 million after-tax)	$0.27 per diluted share

In the second quarter of 2010, the Company recognized an income tax benefit attributable to the settlement of certain tax contingencies of $36 million, or $0.24 per diluted share ($0.21 per diluted share on a full-year basis).

EXHIBIT INDEX
STANLEY BLACK & DECKER, INC.
EXHIBIT LIST

Some of the agreements included as exhibits to this Annual Report on Form 10-K (whether incorporated by reference to earlier filings or otherwise) may contain representations and warranties, recitals or other statements that appear to be statements of fact. These agreements are included solely to provide investors with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company or the other parties to the agreements. Representations and warranties, recitals, and other common disclosure provisions have been included in the agreements solely for the benefit of the other parties to the applicable agreements and often are used as a means of allocating risk among the parties. Accordingly, such statements (i) should not be treated as categorical statements of fact; (ii) may be qualified by disclosures that were made to the other parties in connection with the negotiation of the applicable agreements, which disclosures are not necessarily reflected in the agreement or included as exhibits hereto; (iii) may apply standards of materiality in a way that is different from what may be viewed as material by or to investors in or lenders to the Company; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, representations and warranties, recitals or other disclosures contained in agreements may not describe the actual state of affairs as of the date they were made or at any other time and should not be relied on by any person other than the parties thereto in accordance with their terms. Additional information about the Company may be found in this Annual Report on Form 10-K and the Company's other public filings, which are available without charge through the SEC's website at http://www.sec.gov.

3.1 (a) Restated Certificate of Incorporation dated September 15, 1998 (incorporated by reference to Exhibit 3(i) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010).

(b) Certificate of Amendment to the Restated Certificate of Incorporation dated December 21, 2009 (incorporated by reference to Exhibit 3(ii) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010).

(c) Certificate of Amendment to the Restated Certificate of Incorporation dated March 12, 2010 (incorporated by reference to Exhibit 3(iii) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010).

(d) Certificate of Amendment to the Restated Certificate of Incorporation dated November 5, 2010 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on November 9, 2010).

3.2 (a) Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on March 12, 2010).

(b) Amendment to Amended and Restated Bylaws dated February 15, 2011 (incorporated by reference to Exhibit 3(ii) to the Company's Current Report on Form 8-K filed on February 16, 2011).

4.1 (a) Indenture, dated as of June 26, 1998, by and among Black & Decker Holdings Inc., as Issuer, The Black & Decker Corporation, as Guarantor, and The First National Bank of Chicago, as Trustee (incorporated by reference to Exhibit 4.9 to the Company's Current Report on Form 8-K filed on March 12, 2010).

(b) First Supplemental Indenture dated as of March 12, 2010, to the Indenture dated as of June 26, 1998, by and among Black & Decker Holdings, Inc., as issuer, The Black & Decker Corporation, as guarantor and The First National Bank of Chicago, as trustee (incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed on March 12, 2010).

4.2 (a) Indenture, dated as of June 5, 2001, between The Black & Decker Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.8 to the Company's Current Report on Form 8-K filed on March 12, 2010).

(b) First Supplemental Indenture dated as of March 12, 2010, to the Indenture dated as of June 5, 2001, between The Black & Decker Corporation and The Bank of New York Mellon (formerly, The Bank of New York), as trustee (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on March 12, 2010).

4.3	(a)	Indenture, dated as of November 1, 2002 between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee to JPMorgan Chase Bank, defining the rights of holders of 3 1/2% Notes Due November 1, 2007, 4 9/10% Notes due November 1, 2012 and 6.15% Notes due 2013 (incorporated by reference to Exhibit 4(vi) to the Company's Annual Report on Form 10-K for the year ended December 28, 2002).
	(b)	Certificate of Designated Officers establishing Terms of 3 1/2% Series A Senior Notes due 2007, 4 9/10% Series A Senior Notes due 2012, 3 1/2% Series B Senior Notes due 2007 and 4 9/10% Series B Senior Notes due 2012 (incorporated by reference to Exhibit 4(ii) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 27, 2003).
	(c)	Officers' Certificate relating to the 6.15% Notes due 2013 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated September 29, 2008).
	(d)	Second Supplemental Indenture dated as of March 12, 2010 to the Indenture dated as of November 1, 2002 between The Stanley Works and The Bank of New York Mellon Trust Company, as successor trustee to JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 12, 2010).
	(e)	Third Supplemental Indenture dated as of September 3, 2010, to the Indenture dated as of November 1, 2002, among Stanley Black & Decker, Inc., The Black & Decker Corporation and The Bank of New York Mellon Trust Company, N.A., as successor trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank), as trustee (incorporated by reference to the Company's Current Report on Form 8-K filed on September 7, 2010).
	(f)	Fourth Supplemental Indenture, dated as of November 22, 2011, among Stanley Black & Decker, Inc., The Black & Decker Corporation, as Guarantor, and the Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the 3.40% Notes due 2021(incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 22, 2011).
4.4	(a)	Indenture, dated as of October 18, 2004, between The Black & Decker Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K filed on March 12, 2010).
	(b)	First Supplemental Indenture dated as of March 12, 2010, to the Indenture dated as of October 18, 2004 between The Black & Decker Corporation and The Bank of New York Mellon (formerly, The Bank of New York) as trustee (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on March 12, 2010).
4.5	(a)	Indenture, dated November 22, 2005, between The Stanley Works and HSBC Bank USA, National Association, as indenture trustee (incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K dated November 29, 2005).
	(b)	First Supplemental Indenture, dated November 22, 2005, between The Stanley Works and HSBC Bank USA, National Association, as indenture trustee (incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K dated November 29, 2005).
	(c)	Form of 5.902% Fixed Rate/Floating Rate Junior Subordinated Debt Securities due December 1, 2045 (incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K dated November 29, 2005).
	(d)	Second Supplemental Indenture dated as of November 5, 2010, to the Indenture dated as of November 22, 2005, between Stanley Black & Decker, Inc. and HSBC Bank USA, National Association, as trustee (incorporated by reference to Exhibit 4.4 of the Company's Current Report on Form 8-K filed on November 9, 2010).
4.6	(a)	Indenture, dated as of November 16, 2006, between The Black & Decker Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed on March 12, 2010).
	(b)	First Supplemental Indenture, dated as of November 16, 2006, between The Black & Decker Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.6(a) to the Company's Current Report on Form 8-K filed on March 12, 2010).
	(c)	Second Supplemental Indenture, dated as of April 3, 2009, between The Black & Decker Corporation and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee (incorporated by reference to Exhibit 4.6(b) to the Company's Current Report on Form 8-K filed on March 12, 2010).

	(d)	Third Supplemental Indenture dated as of March 12, 2010, to the Indenture dated as of November 16, 2006 between The Black & Decker Corporation, and The Bank of New York Mellon (formerly, The Bank of New York), as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on March 12, 2010).
4.7	(a)	Rights Agreement dated as of January 19, 2006, by and between The Stanley Works and Computershare Investor Services L.L.C. (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K/A dated February 22, 2006).
	(b)	Amendment No. 1 dated as of December 21, 2009 to the Rights Agreement, dated as of January 19, 2006, between The Stanley Works and the Computershare Investor Services L.L.C. (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated December 21, 2009).
4.8		Form of Floating Rate Convertible Note due 2012 (incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K dated March 23, 2007).
4.9	(a)	Purchase Contract and Pledge Agreement dated as of November 5, 2010 among Stanley Black & Decker, Inc., The Bank of New York Mellon Trust Company, National Association, as purchase contract agent, and HSBC Bank USA, National Association, as collateral agent, as custodial agent, and as securities intermediary (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on November 9, 2010).
	(b)	Form of 4.75% Series B Perpetual Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 9, 2010).
	(c)	Form of Corporate Unit (incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed on November 9, 2010).
	(d)	Form of Treasury Unit (incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed on November 9, 2010).
	(e)	Form of Cash-Settled Unit (incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K filed on November 9, 2010).
	(f)	Form of Unpledged Note (incorporated by reference to Exhibit 4.8 to the Company's Current Report on Form 8-K filed on November 9, 2010).
	(g)	Form of Pledged Note (incorporated by reference to Exhibit 4.9 to the Company's Current Report on Form 8-K filed on November 9, 2010).
10.1		Four Year Credit Agreement, dated as of March 11, 2011, by and among Stanley Black & Decker, Inc., The Black & Decker Corporation, as Subsidiary Guarantor, the lenders named therein, Citibank, N.A., as Administrative Agent, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as Lead Arrangers and Book Runners, and Bank of America, N.A., as Syndication Agent. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 16, 2011).
10.2		364-Day Credit Agreement dated as of July 22, 2011, by and among Stanley Black & Decker, Inc., the lenders named therein, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities LLC and Barclays Bank PLC, as Lead Arrangers and Book Runners, and Barclays Bank PLC, as Syndication Agent (incorporated by reference to the Company's Current report on Form 8-K filed on July 22, 2011).
10.3		Master Leasing Agreement, dated September 1, 1992 between GE Capital Commercial Inc. (f/k/a Citicorp Leasing, Inc., successor-in-interest to BLC Corporation) and The Stanley Works (incorporated by reference to Exhibit 10(i) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 26, 1992).
10.4		Executive Chairman Agreement dated as of November 2, 2009, among The Stanley Works and Nolan D. Archibald (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on November 3, 2009)*.
10.5	(a)	Second Amended and Restated Employment Agreement, dated as of November 2, 2009, among The Stanley Works and John F. Lundgren (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on November 3, 2009)*.

	(b)	Amended and Restated Change in Control Severance Agreement dated December 10, 2008 between The Stanley Works and John F. Lundgren. (incorporated by reference to Exhibit (xviii) to the Annual Report on Form 10-K for the period ended January 3, 2009).*
10.6		Employment Agreement, dated as of November 2, 2009, among The Stanley Works and James M. Loree (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on November 3, 2009)*.
10.7		Form A of Amended and Restated Change in Control Severance Agreement. James M. Loree is a party to a Restated and Amended Change in Control Severance Agreement in this Form. (incorporated by reference to Exhibit (xiv) to the Company's Annual Report on Form 10-K for the period ended January 3, 2009).*
10.8		Form B of Amended and Restated Change in Control Severance Agreement. Each of Jeffery D. Ansell, Hubert W. Davis, Jr., and Mark J. Mathieu are parties to Amended and Restated Change in Control Severance Agreements in this Form. (incorporated by reference to Exhibit (xv) to the Company's Annual Report on Form 10-K for the period ended January 3, 2009).*
10.9		Form B of Change in Control Severance Agreement. Donald Allan, Jr., is a party to a Change in Control Severance Agreement in this Form. (incorporated by reference to Exhibit (xvi) to the Company's Annual Report on Form 10-K for the period ended January 3, 2009).*
10.10		Deferred Compensation Plan for Non-Employee Directors amended and restated as of December 11, 2007 (incorporated by reference to Exhibit 10(vii) to the Company's Annual Report on Form 10-K for the year ended December 29, 2007).*
10.11		Deferred Compensation Plan for Participants in Stanley's Management Incentive Plan amended and restated as of December 11, 2007 (incorporated by reference to Exhibit 10(ix) to the Company's Annual Report on Form 10-K for the year ended December 29, 2007).*
10.12	(a)	Stanley Black & Decker Supplemental Retirement Account Plan (as in effect, January 1, 2011, except as otherwise provided therein) (incorporated by reference to the Company's Annual Report on Form 10-K for the period ended January 1, 2011).*
	(b)	Stanley Black & Decker Supplemental Retirement Plan (effective, January 1, 2011, except as otherwise provided therein) (incorporated by reference to the Company's Annual Report on Form 10-K for the period ended January 1, 2011).*
10.13		Supplemental Executive Retirement Program amended and restated effective January 1, 2009 except as otherwise provided therein. (incorporated by reference to Exhibit (ix) to the Company's Annual Report on Form 10-K for the period ended January 3, 2009).*
10.14		Note Purchase Agreement, dated as of June 30, 1998, between the Stanley Account Value Plan Trust, acting by and through Citibank, N.A. as trustee under the trust agreement for the Stanley Account Value Plan, for $41,050,763 aggregate principal amount of 6.07% Senior ESOP Guaranteed Notes Due December 31, 2009 (incorporated by reference to Exhibit 10(i) to the Company's Quarterly Report on Form 10-Q for the quarter ended July 4, 1998).
10.15		New 1991 Loan Agreement, dated June 30, 1998, between The Stanley Works, as lender, and Citibank, N.A. as trustee under the trust agreement for the Stanley Account Value Plan, to refinance the 1991 Salaried Employee ESOP Loan and the 1991 Hourly ESOP Loan and their related promissory notes (incorporated by reference to Exhibit 10(ii) to the Company's Quarterly Report on Form 10-Q for the quarter ended July 4, 1998).
10.16		The Stanley Works Non-Employee Directors' Benefit Trust Agreement dated December 27, 1989 and amended as of January 1, 1991 by and between The Stanley Works and Fleet National Bank, as successor trustee (incorporated by reference to Exhibit (10)(xvii)(a) to the Company's Annual Report on Form 10-K for year ended December 29, 1990).
10.17		Description of the terms of a cash bonus award granted to Jeffery D. Ansell in July 2010 (incorporated by reference to the Company's Annual Report on Form 10-K for the period ended January 1, 2011).*
10.18	(a)	1997 Long-Term Incentive Plan as amended effective October 17, 2008.(incorporated by reference to Exhibit (x) to the Company's Annual Report on Form 10-K for the period ended January 3, 2009).*

(b) Form of Award Agreement for the Long-Term Incentive Award Program for the period January 1, 2006 through January 3, 2009 (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated April 27, 2006).*

(c) Description of the Performance Criteria and Range of Certain Awards under the Long-Term Incentive Award Program for the period January 1, 2006 through January 3, 2009 (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K dated April 27, 2006).*

(d) Form of Award Agreement for the Long-Term Incentive Award Program for fiscal years 2007 through 2009 (incorporated by reference to Exhibit 10(xiii)(f) to the Company's Annual Report on Form 10-K for the year ended December 29, 2007).*

(e) Description of the Performance Criteria and Range of Certain Awards under the Long-Term Incentive Award Program for fiscal years 2007 through 2009 (incorporated by reference to Exhibit 10(xiii)(g) to the Company's Annual Report on Form 10-K for the year ended December 29, 2007).*

(f) Form of Restricted Stock Unit Award Certificate for grants of restricted stock units pursuant to 1997 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated December 15, 2005).*

(g) Summary of Material Terms of Special Bonus Program (incorporated by reference to Exhibit 10(i) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 29, 2007).*

10.19 (a) 2001 Long-Term Incentive Plan as amended effective October 17, 2008 (incorporated by reference to Exhibit (xi) to the Company's Annual Report on Form 10-K for the period ended January 3, 2009).*

(b) Form of Stock Option Certificate for stock options granted pursuant to 2001 Long-Term Incentive Plan (incorporated by reference to Exhibit 10(xiv)(a) to the Company's Annual Report on Form 10-K for the year ended December 29, 2007).*

(c) Form of Restricted Stock Unit Award Certificate for grants of restricted stock units pursuant to 2001 Long-Term Incentive Plan (incorporated by reference to Exhibit 10(xiv)(c) to the Company's Annual Report on Form 10-K for the year ended December 29, 2007).*

(d) Terms and Conditions applicable to Long Term Performance Awards issued pursuant to the 1997 and the 2001 Long Term Incentive Plans. (incorporated by reference to Exhibit (xi)(c) to the Company's Annual Report on Form 10-K for the period ended January 3, 2009).*

(e) Form of Award Letter for Long Term Performance Awards issued pursuant to the 2001 Long Term Incentive Plan. (incorporated by reference to Exhibit (xi)(d) to the company's Annual Report on Form 10-K for the period ended January 3, 2009).*

10.20 (a) The Stanley Works 2009 Long-Term Incentive Plan (as amended March 12, 2010)(incorporated by reference Exhibit 4.7 to the Company's Registration Statement on Form S-8 Reg. No. 333-165454 filed on March 12, 2010)*.

(b) Form of award letter for restricted stock unit grants to executive officers pursuant to the Company's 2009 Long Term Incentive Plan (as amended March 12, 2010)(incorporated by reference to Exhibit 10(vi)(b) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010)*.

(c) Form of stock option certificate for executive officers pursuant to the Company's 2009 Long Term Incentive Plan (as amended March 12, 2010) (incorporated by reference to Exhibit 10(vi)(c) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010)*.*.

(d) Terms of special one-time award of restricted stock units to John F. Lundgren under his employment agreement and The Stanley Works 2009 Long-Term Incentive Plan (as amended March 12, 2010) (incorporated by reference to Exhibit 10(vi)(d) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010).*

(e) Terms of special on-time award of restricted stock units to James M. Loree under his employment agreement and The Stanley Works 2009 Long-Term Incentive Plan (as amended March 12, 2010) (incorporated by reference to Exhibit 10(vi)(e) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010).*

(f) Terms of special one-time grant of stock options to Nolan D. Archibald under his executive chairman agreement and The Stanley Works 2009 Long-Term Incentive Plan (as amended March 12, 2010) (incorporated by reference to Exhibit 10(vi)(f) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010).*

	(g)	Amendment to Stanley Black & Decker, Inc. 2009 Long Term Incentive Plan (incorporated by reference to Exhibit 10(ii) to the Company's Quarterly report on Form 10-Q filed on November 7, 2011).*
10.21	(a)	The Stanley Works Restricted Stock Unit Plan for Non-Employee Directors amended and restated as of December 11, 2007 (incorporated by reference to Exhibit 10(xx) to the Company's Annual Report on Form 10-K for the year ended December 29, 2007).*
	(b)	Form of Certificate for RSUs issued pursuant to The Stanley Works Restricted Stock Unit Plan for Non-Employee Directors (incorporated by reference to Exhibit 10(xxv) to the Company's Annual Report on Form 10-K for the year ended January 1, 2005).*
10.22		The Stanley Works 2006 Management Incentive Compensation Plan amended and restated as of December 11, 2007 (incorporated by reference to Exhibit (xx) to the Company's Annual Report on Form 10-K for the period ended January 3, 2009).*
10.23		Special Severance Policy for Management Incentive Compensation Plan Participants Levels 1-5 as amended effective October 17, 2008 (incorporated by reference to Exhibit (xxi) to the Company's Annual Report on Form 10-K for the period ended January 3, 2009).*
10.24		Employee Stock Purchase Plan as amended April 23, 2009 (incorporated by reference to Exhibit 10(iii)(d) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 4, 2009).*
10.25		The Black & Decker 1996 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed on March 12, 2010)*.
10.26		The Black & Decker 2003 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on March 12, 2010)*.
10.27	(a)	The Black & Decker Corporation 2004 Restricted Stock Plan (incorporated by reference to Exhibit 10(xi)(a) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010)*.
	(b)	Form of Restricted Share Agreement relating to The Black & Decker Corporation 2004 Restricted Stock Plan (incorporated by reference to Exhibit 10(xi)(b) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010)*.
10.28	(a)	The Black & Decker 2008 Restricted Stock Plan (incorporated by reference to Exhibit 4.10 to the Company's Post -Effective Amendment No. 1 on Form S-8 to Form S-4 Registration Statement (Registration No. 333-163509) filed on March 12, 2010)*.
	(b)	Form of Restricted Stock Unit Award Agreement relating to The Black & Decker Corporation 2008 Restricted Stock Plan (incorporated by reference to Exhibit 10(xii) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010)*.
10.29		The Black & Decker Non-Employee Directors Stock Plan (incorporated by reference to Exhibit 4.11 to the Company's Post -Effective Amendment No. 1 on Form S-8 To Form S-4 Registration Statement (Registration No. 333-163509) filed on March 12, 2010)*.
10.30		Form of Nonqualified Stock Option Agreement relating to The Black & Decker Corporation's stock option plans (incorporated by reference to Exhibit 10(xix) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010)*.
10.31		The Black & Decker Supplemental Pension Plan, as amended and restated (incorporated by reference to Exhibit 10(xx) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010)*.
10.32		First Amendment to The Black & Decker Supplemental Pension Plan (incorporated by reference to Exhibit 10(xxi) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010)*.
10.33		The Black & Decker Supplemental Executive Retirement Plan, as amended and restated (incorporated by reference to Exhibit 10(xxii) to the Company's Quarterly Report on Form 10-Q filed on May 13, 2010)*.
11		Statement re computation of per share earnings (the information required to be presented in this exhibit appears in Note to the Company's Consolidated Financial Statements set forth in this Annual Report on Form 10-K).
12		Statement re computation of ratio of earnings to fixed charges.

14		Code of Ethics for CEO and Senior Financial Officers (incorporated by reference to the Company's website, www.stanleyblackanddecker.com.
21		Subsidiaries of Registrant.
23		Consent of Independent Registered Public Accounting Firm.
24		Power of Attorney.
31.1	(a)	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)
31.1	(b)	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)
32.1		Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2		Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1		Policy on Confidential Proxy Voting and Independent Tabulation and Inspection of Elections as adopted by The Board of Directors October 23, 1991 (incorporated by reference to Exhibit (28)(i) to the Quarterly Report on Form 10-Q for the quarter ended September 28, 1991).

* Management contract or compensation plan or arrangement.

Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the fiscal years ended December 31, 2011, January 1, 2011, January 2, 2010, January 3, 2009 and December 29, 2007
(Millions of Dollars)

	Fiscal Year				
	2011	**2010**	**2009**	**2008**	**2007**
Earnings from continuing operations before income taxes and non-controlling interest	**$ 779.8**	$ 239.8	$ 282.6	$ 285.4	$ 423.8
Add:					
Interest expense	**140.3**	109.9	63.7	92.0	92.6
Portion of rents representative of interest factor	**16.2**	17.9	6.2	8.6	9.2
Distributed income of equity investees	**2.8**	3.5	—	—	—
Income as adjusted	**$ 939.1**	$ 371.1	$ 352.5	$ 386.0	$ 525.6
Fixed charges:					
Interest expense	**$ 140.3**	$ 109.9	$ 63.7	$ 92.0	$ 92.6
Portion of rents representative of interest factor	**16.2**	17.9	6.2	8.6	9.2
Fixed charges	**$ 156.5**	$ 127.8	$ 69.9	$ 100.6	$ 101.8
Ratio of earnings to fixed charges	**6.0**	2.9	5.0	3.8	5.2

EXHIBIT 21

SUBSIDIARIES OF STANLEY BLACK & DECKER, INC.

The following is a list of all active subsidiaries of Stanley Black & Decker, Inc. as of January 20, 2012. All subsidiaries, except those marked with an asterisk, are included in the Consolidated Financial Statements of Stanley Black & Decker, Inc.

CORPORATE NAME	JURISDICTION OF INCORPORATION/ ORGANIZATION
Domestic Subsidiaries	
B&D Holdings, LLC	United States (Maryland)
BAI, Inc.	United States (Indiana)
Baldwin Hardware Corporation	United States (Pennsylvania)
BD Abrasive LLC	United States (Delaware)
Black & Decker (Ireland) Inc.	United States (Delaware)
Black & Decker (Puerto Rico) LLC	United States (Delaware)
Black & Decker (U.S.) Inc.	United States (Maryland)
Black & Decker Funding Corporation	United States (Delaware)
Black & Decker Group, LLC	United States (Delaware)
Black & Decker HealthCare Management Inc.	United States (Maryland)
Black & Decker Holdings LLC	United States (Delaware)
Black & Decker Inc.	United States (Delaware)
Black & Decker India Inc.	United States (Maryland)
Black & Decker Investment Company, LLC	United States (Delaware)
Black & Decker Investments (Australia) Limited	United States (Maryland)
Black & Decker Investments LLC	United States (Maryland)
Bostitch Holding LLC	United States (Delaware)
CRC-Evans International, Inc.	United States (Delaware)
CRC-Evans International Holdings, Inc.	United States (Delaware)
CRC-Evans Pipeline International, Inc.	United States (Delaware)
CRC-Evans Weighting Systems, Inc.	United States (Oklahoma)
Delta International Machinery Corp.	United States (Minnesota)
Devilbiss Air Power Company	United States (Delaware)
Embedded Technologies, LLC	United States (Delaware)
Emglo Products, LLC	United States (Maryland)
Emhart Credit Corporation	United States (Delaware)
Emhart Harttung Inc.	United States (Delaware)
Emhart Teknologies LLC	United States (Delaware)
Hardware City Associates Limited Partnership	United States (Connecticut)
InfoLogix, Inc.	United States (Delaware)
InfoLogix-DDMS, Inc.	United States (Delaware)
InfoLogix Systems Corporation	United States (Delaware)
JennCo1, Inc.	United States (Delaware)
Kwikset Corporation	United States (Delaware)
Lista International Corporation	United States (Massachusetts)
Lista U.S. Holding Company, Inc.	United States (Massachusetts)
Microalloying International, Inc.	United States (Delaware)
National Manufacturing Mexico A, LLC	United States (Delaware)

CORPORATE NAME	JURISDICTION OF INCORPORATION/ ORGANIZATION
Domestic Subsidiaries (continued)	
National Manufacturing Mexico B, LLC	United States (Delaware)
Newfrey LLC	United States (Delaware)
Niscayah, Inc.	United States (Delaware)
Pacom Systems (North America) Inc.	United States (Delaware)
PIH U.S. Inc.	United States (Alabama)
Pfister Holdings Inc.	United States (Delaware)
Pfister, Inc.	United States (Delaware)
RIGHTCO II, LLC	United States (Delaware)
Sargent & Greenleaf, Inc.	United States (Indiana)
Scan Modul System, Inc.	United States (New York)
SecurityCo Solutions, Inc.	United States (Delaware)
Shenandoah Insurance, Inc.	United States (Vermont)
Sonitrol Franchise Company, L.L.C.	United States (Delaware)
Spiralock Corporation	United States (Michigan)
Stanley Access Technologies LLC	United States (Delaware)
Stanley Access, Inc.	United States (Delaware)
Stanley Atlantic, Inc.	United States (Delaware)
Stanley Black & Decker Chile, L.L.C.	United States (Delaware)
Stanley Canada Holdings, L.L.C.	United States (Delaware)
Stanley Convergent Security Solutions, Inc.	United States (Delaware)
Stanley European Holdings, L.L.C.	United States (Delaware)
Stanley Fastening Systems, LP	United States (Delaware)
Stanley Housing Fund, Inc.	United States (Delaware)
Stanley International Holdings, Inc.	United States (Delaware)
Stanley Israel Investments, Inc.	United States (Delaware)
Stanley Logistics, L.L.C.	United States (Delaware)
Stanley Security Solutions, Inc.	United States (Indiana)
Stanley Supply & Services, Inc.	United States (Massachusetts)
The Black & Decker Corporation	United States (Maryland)
The Farmington River Power Company	United States (Connecticut)
UNISPEC LLC	United States (Alabama)
Vector Products, Inc.	United States (Florida)
Weiser Lock Corporation	United States (California)
Winware, Inc.	United States (Georgia)
ZAG USA, Inc.	United States (Delaware)
International Subsidiaries	
Black & Decker Argentina S.A.	Argentina
Black & Decker (Australia) Pty. Ltd.	Australia
Black & Decker Distribution Pty. Ltd.	Australia
Black & Decker Finance (Australia) Ltd.	Australia
Black & Decker Holdings (Australia) Pty. Ltd.	Australia
Kwikset (Australasia) Pty. Ltd.	Australia
Sielox Security Systems Pty. Ltd.	Australia
Stanley Black & Decker Holdings Australia Pty Ltd	Australia
The Stanley Works Pty. Ltd.	Australia
Black & Decker Werkzeuge Vertriebs-Gesellschaft M.B.H	Austria
Black & Decker (Belgium) N.V.	Belgium
Facom Belgie BVBA	Belgium
General Protection SA	Belgium
Niscayah BVBA	Belgium

CORPORATE NAME	JURISDICTION OF INCORPORATION/ ORGANIZATION
International Subsidiaries (continued)	
Scan Modul Medi-Math BVBA	Belgium
Stanley Europe BVBA	Belgium
Stanley Works (Belgium) BVBA	Belgium
The Stanley Works (Bermuda) Ltd.	Bermuda
Black & Decker Do Brasil Ltda.	Brazil
CRC-Evans PIH Servicos De Tubulacao do Brasil Ltda	Brazil
Refal Industria e Comercio de Rebites e Rebitadeiras Ltda.	Brazil
Spiralock Do Brasil, LTDA.	Brazil
Stanley do Brasil Ltda.	Brazil
1542053 Ontario Limited	Canada
Black & Decker Canada Inc	Canada
CRC-Evans Canada Ltd.	Canada
First National Alarmcap, LP	Canada
Frisco Finance GP Inc.	Canada
Frisco Finance LP	Canada
Les Portes Auto Magique	Canada
Lista International, Ltd	Canada
Mac Tools Canada Inc.	Canada
Microtec Enterprises, Inc.	Canada
Mont-Hard (Canada) Inc.	Canada
Stanley Canada Corporation	Canada
Stanley CLP1	Canada
Stanley CLP2	Canada
Stanley CLP3	Canada
Stanley CLP4	Canada
XMARK Corporation	Canada
Besco Investment Group Co. Ltd.	Cayman Islands
Black & Decker (Cayman) Finance Limited	Cayman Islands
Jointech Corporation, Ltd.	Cayman Islands
Wintech Corporation Limited	Cayman Islands
Maquinas y Herramientas Black & Decker de Chile S.A.	Chile
Anzi Masterfix Tool Ltd.	China
Beijing Bostitch Fastening Systems Co., Ltd.	China
Besco Hardware Machinery Manufacturing Ltd.	China
Black & Decker (Suzhou) Co. Ltd.	China
Black & Decker (Suzhou) Power Tools Co., Ltd.	China
Black & Decker (Suzhou) Precision Manufacturing Co., LTD	China
Black & Decker (Suzhou) SSC Asia	China
Black & Decker (Xiamen) Industrial Co. Ltd.	China
Black & Decker Asia Based Enterprises	China
Guangzhou Emhart Fastening System Co., Ltd.	China
Jiangsu Tong Feng Hardware Co., Ltd.	China
Qingdao Sungun Power Tool Co., Ltd.	China
Shanghai Eastern Iron Hardware Co., Ltd.	China
Shanghai Emhart Fastening Systems Ltd.	China
Spiralock (Shanghai) Trading Co., Ltd.	China
Stanley GMT (Shanghai) Hardware Co., Ltd.	China

CORPORATE NAME	JURISDICTION OF INCORPORATION/ ORGANIZATION
International Subsidiaries (continued)	
Stanley (Tianjin) International Trading Co. Ltd.	China
Stanley (Zhongshan) Hardware Co., Ltd.	China
Stanley Technology Co. Ltd.	China
Stanley Works (Wendeng) Tools Co., Ltd.	China
The Stanley Works (Langfang) Fastening Systems Co., Ltd.	China
The Stanley Works (Shanghai) Co., Ltd.	China
The Stanley Works (Shanghai) Management Co., Ltd.	China
The Stanley Works (Zhejiang) Industrial Tools Co., Ltd.	China
The Stanley Works (Zhongshan) tool Co., Ltd.	China
Black & Decker de Colombia S.A.	Colombia
Black and Decker de Costa Rica Limitada	Costa Rica
Black & Decker (Czech) S.R.O.	Czech Republic
Black & Decker Trading s.r.o.	Czech Republic
Tona a.s.	Czech Republic
Tucker S.R.O.	Czech Republic
Emhart Harttung A/S	Denmark
Niscayah A/S	Denmark
Scan Modul Byrum ApS	Denmark
Stanley Nordic ApS	Denmark
Black & Decker Del Ecuador S.A.	Ecuador
Black & Decker Oy	Finland
Niscayah Oy	Finland
Suomen Stanley OY	Finland
BGI Distribution S.A.S.	France
Black & Decker (France) S.A.S.	France
Black & Decker Finance S.A.S.	France
Blick France SARL	France
Bost Garnache Industries S.A.S.	France
Dubuis & Cie S.A.S.	France
Emhart Fastening & Assembly SNC	France
Emhart S.A.R.L.	France
Facom S.A.S.	France
Générale de Protection Europe Holding S.A.	France
Générale de Protection S.A.S.	France
Niscayah Monitoring SAS	France
Niscayah SAS	France
Novia SWK S.A.S.	France
Piole Parolai Equipement S.A.S.	France
Pro One Finance S.A.S.	France
Scan Modul Medi-Math Sàrl	France
SEEG	France
Societe Miniere et Commerciale	France
Stanley Doors France, S.A.S.	France
Stanley France Services, S.A.S.	France
Stanley France, S.A.S.	France
Stanley Tools, S.A.S.	France
VIRAX S.A.S.	France
B.B.W. Bayrische Bohrerwerke GmbH	Germany
Black & Decker GmbH	Germany
Black & Decker Holdings GmbH	Germany
Niscayah Administration GmbH	Germany
Niscayah GmbH	Germany

CORPORATE NAME	JURISDICTION OF INCORPORATION/ ORGANIZATION
International Subsidiaries (continued)	
Niscayah Holding GmbH	Germany
Scan Modul Orgasystem GmbH	Germany
SETEC Vertriebsgesellschaft für Brand- und Einbruchmeldesysteme mbH	Germany
Stanley BBW Real Estate GmbH & Co. KG	Germany
Stanley Deutschland GmbH	Germany
Stanley Tucker Real Estate GmbH & Co. KG	Germany
Tucker GmbH	Germany
Black & Decker (Hellas) S.A.	Greece
BD Precision (Hong Kong) Limited	Hong Kong
BD Suzhou (Hong Kong) Limited	Hong Kong
BD Suzhou Power Tools (Hong Kong) Limited	Hong Kong
BD Xiamen (Hong Kong) Limited	Hong Kong
Black & Decker Hong Kong Limited	Hong Kong
Emhart Asia Limited	Hong Kong
Emhart Guangzhou (Hong Kong) Limited	Hong Kong
Hangtech Limited	Hong Kong
Spiralock Global Ventures, Limited	Hong Kong
Black & Decker Hungary Korlatolt Felelossegu Tarsasag	Hungary
Stanley Finance Hungary Group Financing Limited Liability Company	Hungary
Black & Decker India Private Limited	India
Emhart Teknologies (India) Private Limited	India
Stanley Works (India) Private Limited	India
Stanley Black & Decker International Finance 1	Ireland
Stanley Black & Decker International Finance 2	Ireland
Stanley Black & Decker International Finance 3	Ireland
Stanley Black & Decker International Finance 4	Ireland
Baltimore Financial Services Company	Ireland
Baltimore Insurance Limited	Ireland
Belco Investments Company	Ireland
Black & Decker (Ireland)	Ireland
Chesapeake Falls Holdings Company	Ireland
Gamrie Limited	Ireland
Niscayah Limited	Ireland
Stanley Black and Decker International Finance 5 Limited	Ireland
Stanley Security Solutions Ireland Limited	Ireland
The Stanley Works Israel Ltd.	Israel
Black & Decker Italia S.P.A.	Italy
Black & Decker Italia S.R.L.	Italy
Niscayah SpA	Italy
SWK Utensilerie S.r.l.	Italy
Nippon Pop Rivets & Fasteners Ltd.	Japan
Black & Decker (Overseas) GmbH	Liechtenstein
Black & Decker Global Holdings S.A.R.L.	Luxembourg
Black & Decker Limited S.A.R.L.	Luxembourg
Black & Decker Luxembourg Finance S.C.A.	Luxembourg
Black & Decker Luxembourg S.A.R.L.	Luxembourg
Chesapeake Investments Company S.A.R.L.	Luxembourg
Black & Decker Macao Commercial Offshore Limited	Macao

CORPORATE NAME	JURISDICTION OF INCORPORATION/ ORGANIZATION
International Subsidiaries (continued)	
Black & Decker Asia Pacific (Malaysia) Sdn. Bhd.	Malaysia
CRC-Evans Pipeline International Sdn. Bhd.	Malaysia
Stanley Works (Malaysia) SDN BHD	Malaysia
Black & Decker de Reynosa S. de R.L. de C.V.	Mexico
Black & Decker HHI Mexico, S. de R.L. de C.V.	Mexico
Black & Decker, S.A. de C.V.	Mexico
Cerfasa S.A. de C.V.	Mexico
DeWalt Industrial Tools, S.A. de C.V.	Mexico
Fanal S.A. de C.V.	Mexico
Grupo Black & Decker Mexico, S. de R.L.de C.V.	Mexico
Herramientas Stanley S.A. de C.V.	Mexico
Stanley-Bostitch Servicios S. de R.L. de C.V.	Mexico
Stanley-Bostitch, S.A. de C.V.	Mexico
Tronorsa S.A. de C.V.	Mexico
Weiser Lock Mexico, S. De R.L. De C.V.	Mexico
Black & Decker (Nederland) B.V.	Netherlands
Black & Decker Far East Holdings B.V.	Netherlands
Black & Decker Hardware Holdings B.V.	Netherlands
Black & Decker Holdings B.V.	Netherlands
Black & Decker International Holdings B.V./S.a.r.l.	Netherlands
Black & Decker NL B.V.	Netherlands
Black & Decker Overseas Holdings B.V.	Netherlands
Chiro Tools Holdings B.V.	Netherlands
CRC-Evans B.V.	Netherlands
Facom Gereedschappen B.V.	Netherlands
Interfast B.V	Netherlands
Masterfix Products B.V.	Netherlands
MEDI-MATH Holding B.V	Netherlands
Niscayah Alarmcentrale B.V.	Netherlands
Niscayah B.V.	Netherlands
Scan Modul Holding B.V.	Netherlands
Scan Modul Medi-Math B.V.	Netherlands
Stanley European Holdings B.V.	Netherlands
Stanley European Holdings II B.V.	Netherlands
Stanley Israel Investments B.V.	Netherlands
Stanley Tona Holding B.V	Netherlands
Stanley Works (Nederland) B.V.	Netherlands
Stanley Works Holdings B.V.	Netherlands
Stichting Beheer Intellectuele Eigendomsrechten Blick Benelux B.V.	Netherlands
TCS Group B.V.	Netherlands
Teletechnicom Holding B.V.	Netherlands
Theo Jeuken Beveiliging & Telecom B.V.	Netherlands
The Stanley Works C.V.	Netherlands
Black & Decker (New Zealand) Limited	New Zealand
Stanley Tools (NZ) Limited	New Zealand
Black & Decker (Norge) A/S	Norway
Emhart Sjong A/S	Norway
Niscayah AS	Norway
Niscayah Holdings AS	Norway
PIH Services ME LLC	Oman

CORPORATE NAME	JURISDICTION OF INCORPORATION/ ORGANIZATION
International Subsidiaries (continued)	
Black & Decker de Panama, S.de R.L.	Panama
Emhart Panama, S.A.	Panama
SBD Panama Investments LLC	Panama
SBD Panama LLC	Panama
Black & Decker Del Peru S.A.	Peru
Black & Decker Polska Sp.z.o.o.	Poland
Masterfix Poland Ltd. Sp.z.o.o	Poland
Stanley Fastening Systems Poland Sp. z o.o.	Poland
Stanley Sales and Marketing Poland Sp. z o.o.	Poland
Niscayah, SA	Portugal
Scan Modul MEDI-MATH Logistica Hospitalar, Lda	Portugal
PIH Services ME Ltd.	Qatar
Universal Inspection Systems Ltd.	Scotland
Black & Decker Asia Pacific Pte. Ltd.	Singapore
CRC-Evans Pipeline International Pte. Ltd.	Singapore
Facom Tools Far East Pte. Ltd.	Singapore
Stanley Works Asia Pacific Pte. Ltd.	Singapore
Black & Decker Slovakia S.r.o.	Slovakia
African Time Systems Corporation (Proprietary) Limited	South Africa
Blick Properties S.A. (Proprietary) Limited	South Africa
Cooperheat of Africa Pty. Ltd.	South Africa
De-Tect Unit Inspection Pty. Ltd.	South Africa
Hlanganani Blick (Proprietary) Limited	South Africa
Investage 9 (Proprietary) Limited	South Africa
Stanley Security Solutions (Proprietary) Limited	South Africa
Emhart Fastening Teknologies Korea, Inc.	South Korea
Black & Decker Iberica S.Com por A.	Spain
Facom Herramientas S.r.l.	Spain
Niscayah Holding Spain SL	Spain
Pacom Systems Espana SL	Spain
Scan Modul Medi-math Logistics SA	Spain
Stanley Iberia S.L.	Spain
Systems Nicayah SA	Spain
Black & Decker Aktiebolag	Sweden
Emhart Teknik Akteibolag	Sweden
Förebygget Brandskydd Sverige AB	Sweden
Lanrmassistans Installation AB	Sweden
Niscayah AB	Sweden
Niscayah Group AB	Sweden
Niscayah Nordic Logistics AB	Sweden
Niscayah Warrants AB	Sweden
Niscayah Teknik AB	Sweden
Pacom Group AB	Sweden
SBD Holding AB	Sweden
Black & Decker (Switzerland) GmbH	Switzerland
Emhart GmbH	Switzerland
Niscayah SA	Switzerland
Sargent & Greenleaf S.A.	Switzerland
Scan Modul System AG	Switzerland
Stanley Black & Decker Holding GmbH	Switzerland

CORPORATE NAME	JURISDICTION OF INCORPORATION/ ORGANIZATION
International Subsidiaries (continued)	
Stanley Black & Decker Sales GmbH	Switzerland
Stanley Works (Europe) AG	Switzerland
Besco Pneumatic Corporation	Taiwan
Joinery Industrial Co., Ltd	Taiwan
Stanley Chiro International Ltd.	Taiwan
Stanley Fastening Systems Investment (Taiwan) Co.	Taiwan
Black & Decker (Thailand) Limited	Thailand
Emhart Teknologies (Thailand) Ltd.	Thailand
PIH Thailand Co. Ltd.	Thailand
Stanley Works Limited	Thailand
Alkhaja Pimex LLC	United Arab Emirates/Dubai
Stanley Middle East FZE	United Arab Emirates/Dubai
Aven Tools Limited	United Kingdom
Bandhart	United Kingdom
Bandhart Overseas	United Kingdom
Black & Decker	United Kingdom
Black & Decker (UK) Marketing Limited	United Kingdom
Black & Decker Batteries Management Limited	United Kingdom
Black & Decker Europe	United Kingdom
Black & Decker Finance	United Kingdom
Black & Decker International	United Kingdom
Blick Telefusion Communications Limited	United Kingdom
CRC-Evans Offshore Ltd.	United Kingdom
Emhart International Limited	United Kingdom
Isgus International Limited	United Kingdom
Masterfix Products U.K. Ltd.	United Kingdom
Masterfix UK Holdings Limited	United Kingdom
Niscayah Holdings Limited	United Kingdom
Nicayah Limited	United Kingdom
PIH Ltd.	United Kingdom
PIH Holdings Ltd.	United Kingdom
PIH Services Ltd.	United Kingdom
Pipeline Induction Heat Ltd.	United Kingdom
Raysil Security Systems Limited	United Kingdom
Stanley Black and Decker Innovations Limited	United Kingdom
Stanley Healthcare Solutions Ltd.	United Kingdom
Spiralock of Europe Ltd.	United Kingdom
SRP Security Systems Limited	United Kingdom
Stanley Black & Decker UK Holdings Limited	United Kingdom
Stanley Security Solutions — Europe Limited	United Kingdom
Stanley Security Solutions Ltd.	United Kingdom
Stanley U.K. Holding Ltd.	United Kingdom
Stanley UK Acquisition Company Limited	United Kingdom
Stanley UK Limited	United Kingdom
Stanley UK Sales Limited	United Kingdom
Stanley UK Services Limited	United Kingdom
SWK (UK) Holding Limited	United Kingdom
SWK (UK) Limited	United Kingdom
The Stanley Works Limited	United Kingdom
Tucker Fasters Limited	United Kingdom
Universal Inspection Systems Limited	United Kingdom
Verifier Capital Limited	United Kingdom

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following registration statements and related prospectuses of Stanley Black & Decker, Inc. and subsidiaries (the "Company") of our reports dated February 23, 2012 with respect to the consolidated financial statements and schedule of the Company, and the effectiveness of internal control over financial reporting of the Company, included in this Annual Report (Form 10-K) for the fiscal year ended December 31, 2011:

- Registration Statement (Form S-8 No. 2-93025)
- Registration Statement (Form S-8 No. 2-96778)
- Registration Statement (Form S-8 No. 2-97283)
- Registration Statement (Form S-8 No. 33-16669)
- Registration Statement (Form S-3 No. 33-12853)
- Registration Statement (Form S-3 No. 33-19930)
- Registration Statement (Form S-8 No. 33-39553)
- Registration Statement (Form S-3 No. 33-46212)
- Registration Statement (Form S-3 No. 33-47889)
- Registration Statement (Form S-8 No. 33-55663)
- Registration Statement (Form S-8 No. 33-62565)
- Registration Statement (Form S-8 No. 33-62567)
- Registration Statement (Form S-8 No. 33-62575)
- Registration Statement (Form S-8 No. 333-42346)
- Registration Statement (Form S-8 No. 333-42582)
- Registration Statement (Form S-8 No. 333-64326)
- Registration Statement (Form S-3 No. 333-110279)
- Registration Statement (Form S-3 No. 333-117607)
- Registration Statement (Form S-8 No. 333-162956)
- Registration Statement (Form S-4 No. 333-163509)
- Registration Statement (Form S-8 No. 333-165454)
- Registration Statement (Form S-3 No. 333-178017)

/s/ Ernst & Young, LLP
Hartford, Connecticut
February 23, 2012

EXHIBIT 24

POWER OF ATTORNEY

We, the undersigned officers and directors of Stanley Black & Decker, Inc., a Connecticut corporation (the "Corporation"), hereby severally constitute Bruce H. Beatt and Donald J. Riccitelli our true and lawful attorneys with full power of substitution, to sign for us and in our names in the capacities indicated below, the Annual Report on Form 10-K for the year ended December 31, 2011 of the Corporation filed herewith (the "Form 10-K"), and any and all amendments thereof, and generally to do all such things in our name and on our behalf in our capacities as officers and directors to enable the Corporation to comply with the annual filing requirements under the Securities Act of 1934, as amended, including, all requirements of the Securities and Exchange Commission, and all requirements of any other applicable law or regulation, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to such Form 10-K and any and all amendments thereto.

SIGNATURE	TITLE	DATE
/s/ Nolan D. Archibald Nolan D. Archibald	Executive Chairman	February 14, 2012
/s/ John F. Lundgren John F. Lundgren	President and Chief Executive Officer and Director	February 14, 2012
/s/ John G. Breen John G. Breen	Director	February 14, 2012
/s/ George W. Buckley George W. Buckley	Director	February 14, 2012
/s/ Patrick D. Campbell Patrick D. Campbell	Director	February 14, 2012
/s/ Carlos M. Cardoso Carlos M. Cardoso	Director	February 14, 2012
/s/ Virgis W. Colbert Virgis W. Colbert	Director	February 14, 2012
/s/ Robert B. Coutts Robert B. Coutts	Director	February 14, 2012
/s/ Benjamin H. Griswold, IV Benjamin H. Griswold, IV	Director	February 14, 2012
/s/ Eileen S. Kraus Eileen S. Kraus	Director	February 14, 2012
/s/ Anthony Luiso Anthony Luiso	Director	February 14, 2012
/s/ Marianne M. Parrs Marianne M. Parrs	Director	February 14, 2012
/s/ Robert L. Ryan Robert L. Ryan	Director	February 14, 2012

EXHIBIT 31.1(a)

CERTIFICATIONS

I, John F. Lundgren, certify that:

1. I have reviewed this Annual Report on Form 10-K of Stanley Black & Decker, Inc. and subsidiaries;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2012

/s/ John F. Lundgren

John F. Lundgren
President and Chief Executive Officer

EXHIBIT 31.1(b)

CERTIFICATIONS

I, Donald Allan Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Stanley Black & Decker, Inc. and subsidiaries;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2012

/s/ Donald Allan Jr.

Donald Allan Jr.
Senior Vice President and Chief Financial Officer

EXHIBIT 32.1

STANLEY BLACK & DECKER, INC.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Stanley Black & Decker, Inc. (the "Company") on Form 10-K for the period ending December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John F. Lundgren, President and Chief Executive Officer, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ John F. Lundgren

John F. Lundgren
President and Chief Executive Officer
February 23, 2012

EXHIBIT 32.2

STANLEY BLACK & DECKER, INC.

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Stanley Black & Decker, Inc. (the "Company") on Form 10-K for the period ending December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Donald Allan Jr., Senior Vice President and Chief Financial Officer, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Donald Allan Jr.

Donald Allan Jr.
Senior Vice President and Chief Financial Officer
February 23, 2012





FINANCIAL AND INVESTOR COMMUNICATIONS

Stanley Black & Decker investor relations department provides information to shareowners and the financial community. We encourage inquiries and will provide services which include:

- Fulfilling requests for annual reports, proxy statements, forms 10-Q and 10-K, copies of press releases and other Company information.
- Meetings with securities analysts and fund managers.

Contact the Stanley Black & Decker investor relations department at our corporate offices by calling **Kate Vanek, VP, Investor Relations** at **(860) 827-3833** or by mail at **1000 Stanley Drive, New Britain, CT 06053**. We make earnings releases available online on the Internet on the day that results are released to the news media. Stanley Black & Decker releases and a variety of shareowner information can be found at the Company's website: **www.stanleyblackanddecker.com**.

FINANCIAL HIGHLIGHTS AND SCORECARD FOOTNOTES

(b) The Company has excluded the 2011 and 2010 after-tax merger and acquisition-related charges of $200 million ($1.18 of diluted EPS) and $421 million ($2.80 of diluted EPS), respectively, in the calculation of diluted EPS. Additionally the Company has excluded $67 million ($0.66 of diluted EPS) in the 2008 calculation of diluted EPS. These amounts were excluded because the Company believes these are better indicators of operating trends when analyzing diluted EPS, due to the unusual large magnitude of these charges and the fact that they are non-recurring. Therefore, the Company has provided these measures both including and excluding such charges.

(c) Free Cash Flow = Net cash provided by operating activities minus capital expenditures. In 2011 and 2010, free cash flow excludes $307 million and $382 million of merger and acquisition-related charges and payments incurred primarily in connection with the Black & Decker merger and acquisition of Niscayah. Such normalized free cash flow is considered a meaningful metric to aid the understanding of the Company's cash flow performance aside from the material impact of these merger and acquisition-related charges/payments. In 2008, free cash flow also excludes income taxes paid on the gain from the CST/Berger divesture due to the fact the taxes are non-recurring and the related gross cash proceeds are classified as investing inflows. Refer to page 28 in the enclosed 10-K for the reconciliation of operating cash flow to free cash flow.

(d) Working Capital Turns are computed as year-end working capital (accounts receivable, inventory and accounts payable) divided by fourth quarter sales, annualized.

(e) Average Capital Employed is computed by dividing the 13-point average of debt and equity.

(f) ROCE is computed as net earnings from continuing operations plus after-tax expense and after-tax amortization of intangibles, divided by the 13-point average of debt and equity. For 2011 and 2010, net earnings from continuing operations exclude $200 million and $421 million of merger and acquisition-related charges incurred primarily in connection with the Black & Decker merger and Niscayah acquisition.

CAUTIONARY STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements in this Annual Report that are not historical, including, but not limited to, those that often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," or "will," are "forward-looking statements" and subject to risk and uncertainty. The results that are expressed or implied in such statements involve inherent risks and uncertainties that could cause actual outcomes and results to differ materially from those expectations, including, but not limited to, the risks, uncertainties and other factors set forth or referred to under Item 1A Risk Factors and Item 7 MD&A of the Company's 2011 Annual Report on the Form 10-K that is part of this Annual Report, and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, as well as those contained in the Company's other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Visit **www.yearinreview.stanleyblackanddecker.com** to view videos and pictures that bring exciting aspects of the Stanley Black & Decker story to life, to explore our financials, and to read about our businesses, our brands and our plans for growth.


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©2012 Stanley Black & Decker. All Rights Reserved.

StanleyBlack&Decker

